UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of payment of certain loans disbursed by Adminegocios & Cía S.C.A. to Grupo Aval
2.	Resolutions approved by Grupo Aval’s Ordinary General Shareholders’ Meeting held on September 28, 2012
3.	Unaudited Unconsolidated Individual Income Statement and Balance Sheet for the quarter ended September 30, and semester ended June 30, 2012
4.	Management Report - Second Semester 2012
5.	Management Report - First Semester 2012

THIS IS A FREE TRANSLATION OF THE SPANISH VERSION ORIGINAL
Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that on April 19, 2012, the Company paid certain loans disbursed by Adminegocios & Cía S.C.A. to Grupo Aval for a sum equivalent to $353,703,358,388.15.

THIS IS A FREE TRANSLATION OF THE SPANISH VERSION ORIGINAL
Item 2

On September 28, 2012 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed the following:

Grupo Aval’s Ordinary General Shareholders’ Meeting held on September 28, 2012:

1.
Approved the company’s financial statements, management report and other attachments, for the six month period ended on June 30, 2012. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FROM JANUARY TO JUNE 30, 2012
GENERAL SHAREHOLDERS' MEETING

			Colombian GAAP (in Ps)

Net Income			722,574,133,093.10

With tax benefit		722,574,133,093.10

Plus
Occasional reserve release for the General Shareholders' Meeting disposal			2,461,055,649,677.39
With Tax-Benefit		2,000,363,050,820.56
Year 2011 - Second Semester
Without Tax-Benefit		460,692,598,856.83

Total Income available for the General Shareholders' Meeting disposal			3,183,629,782,770.49

a) To constitute a Legal Reserve of up to 50%			2,304,191,647.67
of the outstanding capital pursuant to Article 452
of the Code of Commerce		2,304,191,647.67

b) To distribute a cash dividend of $ 4 per share per month, from October of 2012, to March of 2013, including these two months as follows:			445,242,394,872.00
Over 18,551,766,453 common and preferred outstanding shares
With tax benefit:
Year 2011 - Second Semester		445,242,394,872.00

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations and in relation to their paid portion at the moment such dividend is due.

Note: In accordance with Decree 4766 of 2011 and the regulation of
Colombian Stock Exchange, dividends for the month of October 2012, ill be paid from the fourth trading day following the date in which the shareholders´ general assembly approved the distribution of profits, which is from October 4, 2012. In this month, dividends will be paid until october 16, 2012.

Occasional reserve for disposal at the General Shareholders' Meeting			2,736,083,196,250.82

Total with tax benefit		2,275,390,597,393.99
Year 2012 - First semester - with tax benefit	722,574,133,093.10
Year 2011 - Second Semester - with tax benefit	1,552,816,464,300.89

		460,692,598,856.83
Year 2011 - Second Semester - without tax benefit	460,692,598,856.83

TOTAL			3,183,629,782,770.49

2.	Accepted the resignation of Mr. Guillermo Fernandez de Soto Valderrama and elected as members of the Board of Directors, for the period ending on March 31, 2013, the following individuals:

PRINCIPAL	ALTERNATE
Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Mauricio Cárdenas Müller	Gabriel Mesa Zuleta
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Antonio José Urdinola Uribe (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members (under Colombian law).

THIS IS A FREE TRANSLATION OF THE SPANISH VERSION ORIGINAL
Item 3

Grupo Aval Acciones y Valores S.A. Non Audited - Individual Income Statement Quarter ended on September 30 and Semester ended on June 30 2012 (Figures in Million Pesos) (Colombian GAAP)

	September 30	June 30

Operating Revenues
Interest	$13,818	36,220
Financial Returns	27	145
Income–Participation Method	340,748	825,729
Recoveries from Equity changes	19,045	18,069
Total Operating Revenues	373,638	880,163

Loss-Participation Method from changes in Equity	205	35,319
Gross Profit	373,433	844,844

Operating, sales and administration expenses
Personnel expenses	5,408	9,901
Fees	1,308	8,567
Industry and Commerce	2,361	5,128
Tax on financial transactions	1,082	3,667
VAT - deductible	0	1,127
Rentals	182	360
Contributions and memberships	0	151
Insurance	0	4
Services	289	593
Legal expenses	0	8
Maintenance and repairs	1	29
Fittings and installation	0	8
Travel expenses	9	123
Depreciations	44	91
Amortization of intangibles	2,980	5,552
Amortization of deferred assets	5,821	11,619
Reserve - Negotiable Investments	2	3
Operational expenses- sales	1,202	563
Sundry	103	214
Total operating, sales and administration expenses	20,792	47,708

Operating Profit	352,641	797,136

Non-Operating Revenues
FX Differential	1	57
Fees	9,678	21,938
Services	1	2
Recoveries	6	119
	9,686	22,116
Non-operating expenses
Financial Expenses	40,114	90,590
Sundry	3	52
	40,117	90,642

Non-operating profit - Net	(30,431)	(68,526)

Earnings before Income Tax	322,210	728,610

Income and Complementary Tax	(3,018)	(6,036)

Earnings of the Period	$319,192	722,574

LUIS CARLOS SARMIENTO GUTIÉRREZ President		MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T

Disclaimer

This information includes the individual non-audited balance sheet and the individual non-audited profit and loss statements as of September 30, 2012, compared with the audited financial statements as of June 30, 2012. This publication is made for illustrative purposes only taking into account that part of the information has not been audited nor approved by the General Shareholders' Meeting of Grupo Aval Acciones y Valores S.A. Moreover, the information contained in this document may be subject to modification.

This information shall not be used for investment decision purposes and is not indicative of future results.

Grupo Aval Acciones y Valores S.A. Non Audited Balance Sheet Quarter ended on September 30 and Semester ended on June 30 2012 (Figures in Million Pesos) (Colombian GAAP)

Assets	September 30	June 30	Liabilities and Shareholders Equity	September 30	June 30

Current Assets:			Current Liabilities:

Available	$1,004,110	1,079,732	Financial Obligations	$100,045	84,595
Negotiable Investments, net	1,972	1,832	Suppliers	1,193	62
Short term debtors	373,555	169,667	Accounts Payable	536,160	290,524
			Taxes, dues and levies	12,434	14,177
			Labor related debt	714	714
			Estimated Liabilities and provisions	9,869	7,368
Deferred Charges	16,721	22,397	Other Liabilities	1,978	2,105
			Bonds outstanding	125,751	125,750

Total Current Assets	1,396,358	1,273,628	Total Current Liabilities	788,144	525,295

			Equity Tax	11,464	17,196
			Financial Obligations	1,050,872	1,069,155
			Bonds outstanding	724,249	724,250

Permanent Investments, net	10,346,733	9,508,186	Total Liabilities	2,574,729	2,335,896

			Shareholders Equity:
Properties, Plant & Equipment - Net	475	500
			Social Capital	18,552	18,552
Intangibles - Net	414,976	417,954	Capital Surplus	5,625,913	4,780,564
			Reserves	2,745,359	2,468,028
Deferred Charges -Net	428	571	Revaluation of Shareholders Equity	875,225	875,225
			Earnings of the Period	319,192	722,574
Revaluations	7,190,632	8,172,547	Revaluations	7,190,632	8,172,547

			Total Shareholders Equity	16,774,873	17,037,490

			Total Liabilities and Shareholders Equity
Total Assets	$19,349,602	19,373,386		$19,349,602	19,373,386

Debtor Memo Accounts:			Creditor Memo Accounts:

Debtor - Fiscal	11,593,647	11,593,647	Debtor-fiscal contra-account	11,593,647	11,593,647
Debtor - Control	943,451	962,290	Debtor-control contra-account	943,451	962,290
Credit - Contingent contra-account	2,880,832	1,070,760	Creditor – Contingent	2,880,832	1,070,760
Credit - Control - contra-account	875,225	875,225	Creditor - Control	875,225	875,225
Credit - Fiscal contra-account	11,917,482	11,917,482	Creditor - fiscal	11,917,482	11,917,482

Total Memo Accounts	$28,210,637	26,419,404	Total Memo Accounts	$28,210,637	26,419,404

LUIS CARLOS SARMIENTO GUTIÉRREZ President		MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T

Disclaimer

This information includes the individual non-audited balance sheet and the individual non-audited profit and loss statements as of September 30, 2012, compared with the audited financial statements as of June 30, 2012. This publication is made for illustrative purposes only taking into account that part of the information has not been audited nor approved by the General Shareholders' Meeting of Grupo Aval Acciones y Valores S.A. Moreover, the information contained in this document may be subject to modification.

This information shall not be used for investment decision purposes and is not indicative of future results.

THIS IS A FREE TRANSLATION OF THE SPANISH VERSION ORIGINAL
Item 4

Grupo Aval Acciones y Valores S.A. Non Audited Balance Sheet Quarter ended on September 30 and Semester ended on June 30 2012 (Figures in Million Pesos) (Colombian GAAP)

Board of Directors

President of the Board of Directors

Luis Carlos Sarmiento Angulo

Principals

Luis Carlos Sarmiento Angulo
Alejandro Figueroa Jaramillo
Efrain Otero Alvarez
Mauricio Cardenas Müller
Alvaro de Jesus Velásquez
Antonio José Urdinola Uribe
Esther América Paz Montoya

Alternates

José Hernán Rincón Gómez Juan María Robledo Uribe Juan Camilo Angel Mejía Gabriel Mesa Zuleta
Ana María Cuéllar de Jaramillo Enrique Marino Esguerra Germán Villamil Pardo

Secretary

Luis Fernando Pabón Pabón

Fiscal Auditor

Lida Marcela Herrera Vargas
Member of KPMG Ltda.

SENIOR MANAGEMENT

Luis Carlos Sarmiento Gutiérrez
President

Jorge Adrián Rincón P. Chief Legal Counsel	Luz Karime Vargas H. Manager – Internal Audit

Diego Fernando Solano	Diego Rodriguez Piedrahita	Rodolfo Velez Borda	Carlos Ernesto Perez	Rafael Eduardo Neira
Senior Vice President	Senior Vice President	Senior Vice President	Senior Vice President	Senior Vice President
Finance	Risk	Shared Services	Strategy

Maria Edith Gonzalez	Edgar Enrique Lasso	Juan Guillermo Amaya	Mauricio Maldonado
Accounting Consolidation	Operational and Regulatory	Technology Vice President	Strategy Vice President
Vice President	Risk Vice President

Tatiana Uribe Beninghoff	Maria José Arango C.	José Manuel Ayerbe
Financial Planning and Relations with	Corporate Purchases	Corporate Marketing
Investors Manager	Vice President	Vice President

CONTENTS

Management Report

Graphs

Financial Statements with Opinion of Fiscal Auditor

Consolidated Financial Statements with Opinion of Fiscal Auditor

Management Report

Second Semester 2012
Bogota D.C.

Misters
Shareholders:

Preliminary data leads us to conclude that 2012 will be a year of macroeconomic contrast. On the one hand, both inflation and unemployment register a positive performance while the exchange rate – although stable- worries exporters, who would prefer devaluation of the Peso to add value to their exports in domestic currency. On the other hand, the growth locomotives of the Government are hardly moving at half speed specially in  matters regarding the announced works in road infrastructure that seem never to materialize. It is for these reasons that, in contrast with the mentioned positive macroeconomic data, preliminary growth data is not so pleasant. It may be anticipated that growth for 2012 will be significantly lower than in 2011. Banco de la Republica seems to understand so and has for this reason lowered its intervention rate, almost restless, during the last three months. The bank expects to incentive growth through application of this policy. We expect that the bank is right for industry, which had virtually no growth during 2012, to react and take –once more- the path of growth. Of equal importance will be that Government may reach agreement with the various fundamental sectors of the economy such as coal, cocoa, coffee and transportation, all of which are threatening or are already in work strike activity. We also expect that this may be done without excess grants. We hopefully look at the peace conversations that are taking place at La Habana and wish them luck.

Some data known at this instance on economic performance for 2012 are as follows:

During the third quarter of 2012 the Colombian economy grew 2.1%1 when compared with the same quarter in 2011. When compared with the immediately prior quarter, it declined 0.7%. The accumulated variation for the nine months of 2012 compared to the same period in 2011 was 3.9%. For 2012, Banco de la Republica estimated a projection of GDP growth in the 3.0% to 5.0% range. For all it is known, it would seem that in a best scenario, real growth would be at the middle of the range.

On the one hand, as we stated before, the labor market registered favorable dynamics. According to information released by the National department of Statistics (DANE), at the close of December the unemployment rate reached 9.6%, that is fulfilling the limit of the one digit target set by the Government.

As to inflation, that ended 2012 at 2.44%, performance during the second semester does once more reflect the asserted management of Banco de la Republica. In summary, this important ratio does progressively converge below 3%, which corresponds to the long term target set by the Board of Directors of Banco de la Republica.

Seeking to encourage a reduction in the internal demand for consumer credit, the Board of Directors of Banco de la Republica successfully lowered by 25 basis points the intervention rate during the second semester of 2012 to reach 4.25%; later on, facing the continued weakening of the domestic economy, on 28th January and 22 February 2013, such rate was further lowered 25 basis points each time to finally rest at 3.75%.  Additionally, trying to contain the appreciation of the Colombian peso, the Board of Directors of Banco de la Republica opted for the purchase of US$5,413.6 million during the months of January and February of 2013 through the mechanism of direct purchase auctions.

The performance of the economy

Regarding observed growth of the Colombian economy, its Gross Domestic Product (GDP) for the third quarter of 2012 grew by 2.1% when compared to the same period in 2011. Versus the immediately prior quarter, GDP declined 0.7%.1

The analysis of the resulting GDP for the third quarter of 2012 when compared with the same period in 2011 by branch of activity allows determination of the following annual sector variations: 0.5% in exploitation of mines and quarries, -12.3% in construction; 4.4% in financial establishments, insurance, real estate and corporate services; 3.3% in transportation, warehousing and communications; 3.7% in commerce, repair services, restaurants and hotels; 3.3% in electricity, city gas and water; 5.3% in social services, communitarian and personal services; 4% in agriculture, forestry, hunting and fishing; and  -0.1% in the manufacturing industry. Total tax revenues increased by 2.2% when compared to the same period in 2012.

Regarding industrial performance, as per the last released date from the Joint Poll on Industrial Opinion conducted by ANDI in 2012, production grew 0.7%, total sales increased 2.3% and sales to the domestic market rose 2.1%. On the other hand, utilization of installed capacity reached 76.5% in 2012 above the historic average of 76.4%.  Another economic predictor is the domestic demand for energy, which increased 3.87% on an accumulated basis during the period January-December of 2012 (59,364.1 GWh) when compared to the same period in 2011 (57,150.2 GWh).

1  DANE  - Gross Domestic Product – Third Quarter 2012 – Base 2005

The general Index of the Colombian Stock Exchange (IGBC) closed at 14,175.8 points at the end of the second semester of 2012, which represents a 9.68% increase during the semester and a 16.19% increase during 2012.

Economic ratios with effect on the consumer

According to DANE, as of the closing of December 2012, unemployment at the national level reached 9.6%, a figure below that of December 2011 (9.8%). In December 2012, the sub-employment rate remained high at the 30.0% level.
Regarding inflation rate, the variation of the Consumer Price Index (CPI) registered for the period January – December 2012 was 2.44%, a rate below by -1.29 percent points that of December 2011 (3.73%). In the second semester of 2012, CPI was 2.01%, thus registering a decline of -1.72 points when compared to December 2011

Fiscal Balance

As of the closing of the third quarter of 2012, the Consolidated Public Sector (CPS) registered a fiscal surplus equivalent to 4.3% of GDP, a result that surpasses that of the same period in 2011, a surplus of 2.1% of GDP.

The External Sector

As to the trade balance, the period January-December 2012 registered a surplus of US$4,915.4 million FOB, from a surplus – in the same period in 2011- of US$5,422.1 million FOB; this change is explained by a larger export than import growth. Exports moved from US$57,420.3 million FOB as of the closing of 2011 to US$60,666.5 million FOB at the closing of 2012 (a 5.65% increase) that compares with a 7.2% increase in imports, from US$51,998.2 million FOB to US$55,751.1 million FOB.

Colombia continues to hold an adequate level of international reserves with a balance of US$37,466.6 million in December 2012, higher by US$5,166.2 million (16.0%) to the figure registered in December 2011 (US$32,300.4 million) and larger by US$3,201.1 million (6.1%) over that registered in June 2012 (US$34,265.5 million).  The above, notwithstanding that in Banco de la Republica made net foreign currency purchases of US$ 4,843.8 million in the FX market, amount that, when compared to net purchases during the same period in 2011 (US$ 3,719.9 million), translated into a US $1,123.9 million increase.

Regarding evolution of the Price of the Colombian peso in terms of the US dollar, the nominal rate of Exchange closed at Col$1,768.23 for a revaluation of 0.9% during the second semester of 2012 (Col$1,784.60 in June 2012). During the twelve month period ended in December 2012, the Price of the US dollar moved from Col$1,942.70 to Col$1,768.23 which represents a peso revaluation of 9.0%.

The spread over comparable US Bonds in the Bond Index for Emerging Markets for Colombia,  (EMBI Colombia closed at 117 points in December 2012 for a 40 basis points decline when compared to the level posted in June 2012 (157 basis points) and a 74 basis points decline versus December 2011 (191 basis points).

Recent performance of the financial sector and of the Entities in which Grupo Aval has Direct Investment

Certain figures are worthy of mention. Total assets of the sector reached the amount of Col$358,600 billion, growing 13.9% when compared to December 2011 (Col$314,900 billion); during the second semester of 2012 this caption grew 7.9% (Col$26,200 billion) moving from Col $332,400 billion in June 2012 to Col$358,600 billion in December 2012. Total fixed rate investments of the sector rose by 9.9% ($4,600 billion), moving from Col $46,900 billion in December 2011 to Col$51,500 billion in December 2012; during the second semester fixed rate investments of the sector grew 4.7% (Col$2,300 billion) from Col $49,200 billion in June 2012 to Col$51,500 billion in December 2012. Participation of fixed rate investments in total assets of the sector declined by 52 basis points in 2012, falling from 14.89% to 14.37%; participation of TES in fixed rate investments grew 329 basis points, moving from 70.48% in December 2011 to 73.77% in December 2012. Net loan portfolio rose 13.9% during 2012, moving from Col$203,400 billion in December 2011 to Col$234,300 billion in December 2012; for the second semester of 2012, this caption grew 7.9% moving from Col$216,100 billion in June 2012 to Col $234,300 billion in December 2012. Growth of net loan portfolio of the banking sector by segment of activity is detailed as follows. Commercial loan portfolio rose 13.2% from Col $127,900 billion in December 2011 to Col $144,800 billion in December 2012; consumer loan portfolio grew 16.9% moving from Col $55,100 billion in December 2011 to Col$64,500 billion in December 2012; micro-credit loan portfolio increased 18.9% moving from Col $5,600 billion in December 2011 to Col$6,600 billion in December 2012 and mortgage loan portfolio rose by 24.4% from Col$15,000 billion in December 2011 to Col$18,700 billion in December 2012. The loan portfolio quality ratio declined by 0.3%, moving from 2.5% in December 2011to 2.8% in December 2012. For entities specialized in the mortgage sector, at the closing of 2012 this ratio reached 3.5%. On the other hand, coverage of past due loan portfolio of the banking sector declined from 183.8% in December 2011 to 162.1% in December 2012.

As to Foreclosed assets (BRPs), the banking sector evidenced an unfavorable performance with net outstanding balance of Col$194,174 million in December 2011 increasing to Col$325,034 million in December 2012 (167.4%).  The mortgage sector, during the same period, increased its outstanding BRPs net balance from Col$52,170 million to Col$110,597 million (112.0%). As of the closing of December 2012, net outstanding balance of BRPs accounts for 0.09% of total assets of the system.

For the twelve-month period ending December 2012 the overall banking sector posted earnings of Col$6,880 billion (Col $3,600billion between January and Junes 2012 a figure higher by Col $7 billion (11.4%) to the Col $6,180 billion posted for the same period in 2011

(Col$3,120 billion between January and June 2011 and Col$3.060 billion between July and December 2011). Some 79.6% of earnings posted by the sector in 2012 (Col$5,470 billion) correspond to domestic private entities which, at the closing of 2012 accounted for 76.1% of total assets of the system (Col$273.000 billion) while public entities, controlling 5.2% of the assets of the system (Col$18,600 billion) accounted for 7.4% of earnings (Col$510 billion). On the other hand, private foreign entities, controlling 18.7% of total assets of the system (Col$67,000 billion) posted earnings equivalent to 13.0% of the total, that is Col$90 billion.

On the other hand the financial entities in which Grupo Aval holds direct participation (Banco de Bogota, Banco de Occidente, Banco Popular, Banco AV Villas) reported net earnings of Col$2,403,466 million (Col$1,103,379 million at 30 June 2012 and Col$1,300,087 million during the second semester of 2012), higher by 15.9% over those reported by these same entities during the same period in 2011, which reached Col Col$2,073,296 million (Col$989,264 million during the first semester of 2011 and Col$1,084,033 million during the second semester of 2011). Should these figures be added to earnings yielded during the same period by Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A., total earnings would rise to Col$2,615,326 million, a figure that registers a 17.5% over that posted for the same period in 2011 (Col$2,226,616 million).

In terms of net loan portfolio and deposits for 2012, the entities in which Grupo Aval holds direct investment, as a whole grew by 16.1% and 15.4%, respectively. On the other hand, the total banking sector did during the same period register growth of, respectively, 15.2% and 18.0% in net loan portfolio and deposits.

Most relevant regulatory measures

During the second semester of 2012 various regulatory measures were enacted that, due to their important effects over the results of entities in the sector, are contemplated and summarized in Annex No. 1 hereto.

Activities pursued in development of corporate purpose

During the second semester of 2012 Grupo Aval engaged in the following activities:

l
Vice Presidency - Shared Services

During the second semester of 2012 the Vice Presidency of Shared Services provided technologic support to the activities of the company and supported other entities of Aval in the following projects and areas of activity:

•	Aval Services Network
•	Banking Core
•	Accounting Consolidation
•	BI (Business Intelligence)
•	New Credit Card Solution and homologation of processes
•	Transactional Internet
•	Internet and Intranet Websites
•	Cash management
•	Process Automation
•	Informatics Security
•	Systems Management
•	Management of Technological Infrastructure
•	Computer Back-up Centers
•	Technological Architecture for Service Integration
•	Management of technological Projects and Technologic Support
•	Training
•	Corporate negotiation with suppliers

Vice Presidency - Risk

•
The Vice Presidency of Risk supported those entities in which Grupo Aval holds direct investments in areas such as analysis of credit risk and structuring of credit transactions with most significant common institutional customers, using tools internally developed by Grupo Aval, oriented to ensure that credit transactions enjoy credit standards and to measure yields in accordance with the underlying credit risk, opportunity cost and use of patrimonial resources.

•
In a similar manner, it continued to study better practices for analysis of credit and operational risk in order to submit such policies to consideration for their adoption by the entities in which Grupo Aval holds direct investment.

•
It provided support to those entities in which Grupo Aval holds direct investment in the evaluation of tools for implementation of systems for administration of operational risks (SARO) and asset laundering and financing of terrorism (SARLAFT). Also, it accompanied the development and implementation of the Plan for Business Continuity (PCN).

•	The Vice Presidency assumed the function of Compliance Officer for Grupo Aval, thus ensuring due compliance with all dispositions in SARLAFT.

•
The Vice Presidency assumed responsibility for ensuring evaluation of internal control systems in the entities in which Grupo Aval holds direct investment within the scope of the Sarbanes-Oxley (SOX) Act.

Vice Presidency - Finances

•	Analysis of performance of investments controlled by Grupo Aval in terms of competition and budget
•	Evaluation of possible opportunities for mergers and acquisitions
•	Follow-up on trends off the financial sector for development of strategies that yield higher value to the shareholders of the Group
•	Follow-up on trends of financial activity in comparable countries

Vice Presidency – Accounting Consolidation

•	Preparation, follow-up and analysis of performance of the individual and consolidated financial statements of the entities that integrate Grupo Aval
•	Administration of the financial tool Hyperion to provide support to the entities of the Group in their corporate consolidation processes
•	Preparation of all reports required to ensure domestic and international compliance under Colgaap, Banking and USGAAP standards
•	Administration of ERP - SAP for preparation of the financial statements of the parent company Grupo Aval holding
•	Preparation of all reports required to ensure compliance with domestic regulations and surveillance entities
•	Compliance with fiscal reporting requirements
•	Implementation of the accounting system of two foreign subsidiaries: Grupo Aval Limited and Grupo Aval International Limited
•	Implementation of the Project for accrual of accounts payable-dividends due from third parties
•	Launching of the corporate Project for adoption of international accounting standards (IFRS)

Corporate Comptroller

The Office of the Corporate Comptroller carried out audit visits during the second semester of 2012 in development of the annual program submitted to the President of the group. The Comptroller visited Banks, trust companies, the administrator of severance and pension funds, as well as the company that operates the ATM network of the Banks. It also organized training courses for the auditors of Grupo Aval companies in the areas of operational risks, asset laundering and SOX.

Also, follow-up activities were conducted for revision of implementation of programs for enhancement of some entities. Likewise, guidelines were issued to the entities of the Group in areas related to audit, control and informatics security.

Internal Audit

During the second semester of 2012, the Office of the Internal Auditor engaged in audit of the different processes of the Company in fulfillment of the work program approved by the Audit Committee of Grupo Aval. Also, reports were issued on the outcome of said audits for responsible persons to establish action plans and pertinent enhancement measures, which were then matter of follow-up by Internal Audit to ensure improvement of the internal control system of Grupo Aval Acciones y Valores S.A.

Periodic reports were submitted to the Audit Committee of Grupo Aval regarding the outcome of evaluations conducted by the Office of Internal Audit.

Management - Legal Affairs

An active participation in the second issue of common bonds in the foreign capital markets conducted through Grupo Aval Limited, under dispositions in Rule 144A and Regulation S issued in accordance with dispositions in the 1933 Securities Act of the United States of America.

Assessment and support in the process of negotiation of the purchase-sale agreement signed by subsidiary company Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. for the acquisition of 99.99% of outstanding shares of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A.

Verification of fulfillment of duties of regulatory nature applicable to Grupo Aval in its capacity as commercial establishment issuer of securities.

Preparation and negotiation of contracts required for the due functioning of the entity; assessment in areas of legal concern resulting from the activity of the company. Supervision and surveillance of trademarks registered by the Grupo Aval in Colombia and abroad, registration of new trademarks, renewal of those coming to maturity and filing of oppositions to applications for registration of trademarks that could lead to confusion with those registered by Grupo Aval.

Follow-up to the legislative agenda of the Government and to regulations issued by its different entities to ensure their due implementation to the interior of Grupo Aval and its subordinated entities, when the case may be.

Answers to all requirements received and to information requests issued by the various entities of the State as well as response to rights to petition submitted to Grupo Aval

Results of the Period - Grupo Aval Acciones y Valores S.A

Most relevant financial results of Grupo Aval for the second semester of 2012 are as follows:

Assets

As of 31 December 2012, total assets of Grupo Aval reached the amount of Col $19,762,754 million, for a 2.0% increase from outstanding total assets at 30 June 2012 of Col$19,373,386 million and of 4.6% over outstanding total assets at 31 December 2011 of Col$18,897,256 million.  The assets of the company are mainly represented by its investments in Banco de Bogota, Banco de Occidente, Banco Popular, Banco Comercial AV Villas  and Sociedad Administradora de Fondos de Pensiones  y Cesantias Porvenir.

Liabilities

Total liabilities of Grupo Aval at 31 December 2012 amounted to Col$2,232,447 million, for a decrease of 4.4% from outstanding total liabilities at 30 June 2012 of Col$2,335,896 million and of 17.9% from total liabilities at 31 December 2011 of Col $2,718,886 million. Most relevant liabilities of Grupo Aval are represented by bonds issued by the company, which outstanding balance at 31 December amounted to Col $724,249 million and to loans contracted with related companies which then totaled Col$1,150,917 million.

Shareholder Equity

As of the closing of the second semester of 2012, Shareholders Equity of Grupo Aval totaled Col $17,530,307 million, for an increase of 2.9% from outstanding balance at 30 June 2012 of Col$17,037,490 million and an 8.4% increase from outstanding balance at 31 December 2011 of Col$16,178,370 million.

Net Earnings

For the second semester of 2012 Grupo Aval reported net earnings of Col $802,398 million, a figure higher by Col$79,824 million (11.0%) to that registered at the closing of the first semester of 2012 (Col$722,574 million)and higher by Col $134,836 million (20.2%) to earnings posted at the closing of the second semester of 2011 Col$667,562 million).

Risk Rating

Given the financial strength of Grupo Aval, risk rating company BRC Investor Services S.A. in September 2012 warded a AAA rating to the common bonds issued by the company for a total of Col $724,249 million. This rating evidences the highest credit quality and the highest certainty of payment as well as the virtually non-existence of risk factors.

Results for the main investments of Grupo Aval

At 31 December 2012, Grupo Aval held direct investment in the following entities, subject to the surveillance of the Financial Superintendence of Colombia:

Banco de Bogota S.A.

Grupo Aval is owner of 64.4% of outstanding common shares of Banco de Bogota. Total assets of the bank at 31 December 2012 was Col $49,588,722 million and shareholder equity on said date totaled Col$9,397,400 million. During the second semester of 2012 the bank posted net earnings of Col $733,156 million, a figure that accounts for an increase of 18.7% from that of the first semester of 2012 (Col$617,692 million) and of 23.5% from that of the second semester of 2011 (Col$593,740 million).

Banco de Bogota holds AAA rating for its long term debt, warded by BRC Investor Services S.A. indicating that timely repayment capacity for both principal and interest is extremely high; it is the highest possible investment grade rating.  For its short term debt the bank has been awarded rating of BRC1+ also the highest possible investment grade rating. It indicates that likelihood of timely repayment for both principal and interest is extremely high.

Banco de Occidente S.A.

Grupo Aval owns 68.2% of outstanding common shares of Banco de Occidente, entity that at the closing of December 2012 posted total assets in the amount of Col$23,610,192 million and shareholder equity of Col$ 3,479,051 million. During the second half of 2012, the bank registered net earnings of Col$287,510 million, for an increase of 28.6% from earnings during the first semester of 2012 (Col$223,616 million) and a 26.7% increase from the amount reported in the second semester of 2011 (Col$226,938 million).

Banco de Occidente holds AAA rating for its long term debt, warded by BRC Investor Services S.A. indicating that timely repayment capacity for both principal and interest is extremely high; it is the highest possible investment grade rating.  For its short term debt the bank has been awarded rating of BRC1+ also the highest possible investment grade rating. It indicates that likelihood of timely repayment for both principal and interest is extremely high.

Banco Comercial AV Villas S.A.

Direct participation of Grupo Aval in Banco Comercial AV Villas is 79.9%. At 31 December 2012, Banco AV Villas posted total assets of Col$8,885,497 million and shareholder equity of Col $1,132,021 million. During the second semester of 2012, Banco Comercial AV Villas accumulated earnings in the amount of Col$90,730 million, for an increment of 11.4% from earnings reported for the first semester of 2012 of Col $81,442 million and an increase of 0.8% from the figure registered during the second semester of 2011 (Col$90,022 million).

Banco Comercial AV Villas holds AAA rating for its long term debt, warded by BRC Investor Services S.A. indicating that timely repayment capacity for both principal and interest is extremely high; it is the highest possible investment grade rating.  For its short term debt the bank has been awarded rating of BRC1+ also the highest possible investment grade rating. It indicates that likelihood of timely repayment for both principal and interest is extremely high.

Banco Popular S.A.

Grupo Aval is owner of 93.7% of shares outstanding of Banco Popular.  Total assets of the bank at 31 December 2012 totaled Col$15,024,194 million and net-worth at such date amounted to Col$2,145,338 million.  During the second semester of 2012 the bank registered net earnings of Col$188,691 million, a figure that represents an increase of 4.5% over net earnings of the first semester of 2012 (Col$180,629 million) and an 8.9% increase from that of the second semester of 2011 (Col$173,333 million).

Banco Popular holds AAA rating for its long term debt, warded by BRC Investor Services S.A. indicating that timely repayment capacity for both principal and interest is extremely high; it is the highest possible investment grade rating.  For its short term debt the bank has been awarded rating of BRC1+ also the highest possible investment grade rating. It indicates that likelihood of timely repayment for both principal and interest is extremely high.

Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A.

Grupo Aval holds direct ownership of 20.0% de Porvenir; on the other hand, Banco de Bogota, Banco de Occidente and some of their affiliates own the remaining 80.0%. Porvenir is the most important private administrator of pensions and severance fund management business in Colombia when measured by the assets under management, with market share in the mandatory pensions market of 28.0% and of 33.5% in the severance market. As of 31 December 2012 Porvenir had 3,586,416 persons affiliated in mandatory pensions, 1,642,881 in severance and posted assets under management in the amount of Col$39,452,156 million.

At 31 December 2012 Porvenir held total assets in the amount of Col $912,724 million and shareholder equity of Col $799,994 million. Accumulated earnings for the semester reached Col $105,307 million, for a decrease of 1.2% from earnings of the first semester of 2012 (Col$106,552 million) and a 37.0% increase from accumulated earnings of the second semester of 2011 (Col$76,847 million).

Porvenir S.A. has been awarded risk rating of AAA by risk rating company BRC Investor Services, thus indicating that company has exceptional financial condition, operational capacity and market positioning. Weaknesses are mitigated and neutralized by the strength of the Organization.

Corporacion Financiera Colombiana S.A. (Corficolombiana)

Grupo Aval holds indirect investment through Banco de Bogota, Banco de Occidente and Banco Popular in Corporacion Financiera Colombiana S.A. (Corficolombiana), an entity dedicated to the administration of an important investment portfolio in companies in the real and financial sector and engaged in rendering advisory services in matters of investment banking.

As of the closing of 31 December 2012 Corficolombiana posted total assets in the amount of Col $9,779,753 million and its net-worth reached Col$2,995,199 million. During the second semester of 2012 Corficolombiana posted net earnings of Col $117,222 million, for a 57.8% decline when compared to that of the first semester of 2012 (Col$277,957 million) and a decrease of 46.8% from earnings reported during the second semester of 2011 (Col$220,360 million).

Corficolombiana holds AAA rating for its long term debt, warded by BRC Investor Services S.A. indicating that timely repayment capacity for both principal and interest is extremely high; it is the highest possible investment grade rating.  For its short term debt the bank has been awarded rating of BRC1+ also the highest possible investment grade rating. It indicates that likelihood of timely repayment for both principal and interest is extremely high.

Results of the entities in which Grupo Aval holds Direct Investment

Below follows an analysis of main captions in the financial statements of those entities in which Grupo Aval holds direct investment, during the second semester of 2012.

Total Operating Income

During the second semester of 2012, gross financial margin reported by the entities in which Grupo Aval holds direct investment reached Col $3,688,610 million, higher by 13.5% tan margin reported between January and June of 2012 (Col$3,250,628  million) and 11.4% above that registered at the closing of the second semester of 2011 (Col$3,309,941  million).

Gross Financial Margin*					% Change 2H - 2012 Vs.	% Change 2H - 2012 Vs.
(Million Pesos)	1H - 2011	2H - 2011	1H - 2012	2H - 2012	2H - 2011	1H - 2012
Banco de Bogota	1,322,184	1,669,217	1,491,484	1,805,024	8.1	21.0
Banco de Occidente	722,592	748,362	815,289	889,061	18.8	9.0
Banco Popular	550,123	548,200	571,172	591,790	8.0	3.6
Banco AV Villas	345,842	344,162	372,683	402,736	17.0	8.1
Total	2,940,741	3,309,941	3,250,628	3,688,610	11.4	13.5

Net interest income plus net income other tan interest. Accumulated figures for each semester
Source: Superintendency of Finance .

Deposits and Liabilities

Consolidated deposits of the entities in which Grupo Aval holds direct investment totaled Col $64,481,139  million at the closing of December 2012, 9.1% above balance outstanding in June 2012 (Col$59,077,032  million) and 15.4% higher than outstanding balance at 31 December 2011 (Col$55,859,421  million); the performance of the entities in which Grupo Aval holds direct investment fell below that of the financial system as a whole, which incremented deposits by 16.3% between  December of 2012 and June 2012 and by 18.0% between December 2011 and December 2012. As a result of the above, the entities in which Grupo Aval holds direct investment reached market share of 27.5% in terms of deposits and liabilities. Noteworthy is participation of savings accounts and Certificates of Deposit in the mix of captured deposits, which rose to respectively 49.6% and 26.9% of this caption.

Deposits and	June		December		June		December
Liabilities	2011	%	2011	%	2012	%	2012	%
(Million Pesos)
Checking	11,951,081	22.7	13,752,140	24.6	13,805,787	23.4	14,418,196	22.4
Savings	27,897,486	52.9	27,126,772	48.6	27,951,699	47.3	31,983,012	49.6
Time Deposits	12,248,530	23.2	14,137,260	25.3	16,711,299	28.3	17,353,451	26.9
Others	613,514	1.2	843,249	1.5	608,247	1.0	726,479	1.1
Total	52,710,610	100.0	55,859,421	100.0	59,077,032	100.0	64,481,139	100.0

Outstanding balance at the end of the semester
Source: Superintendency of Finance

Past-due Loan Portfolio; Allowance and Loan Portfolio Coverage Ratio

At closing of the second semester of 2012 the past-due loan portfolio to gross loan portfolio ratio of the entities in which Grupo Aval holds direct investment was 2.3%, higher by 27 basis points tan the ratio registered in June 2012 and higher by 231 basis points to the same ratio at 31 December 2011 (2.0%). The past-due loan portfolio ratio of the financial system was 2.8% at 31 December 2012.

Past-due loans	June	Ratio*	December	Ratio*	June	Ratio*	December	Ratio*
(Million Pesos)	2011	%	2011	%	2012	%	2012	%
Banco de Bogota	480,792	1.9	438,708	1.6	525,012	1.8	645,563	2.1
Banco de Occidente	383,393	2.9	362,111	2.5	407,053	2.6	415,867	2.5
Banco Popular	216,295	2.3	209,513	2.1	260,017	2.3	246,586	2.1
Banco AV Villas	149,235	3.2	142,340	2.8	170,299	3.1	179,622	3.1
Total	1,229,715	2.4	1,152,672	2.0	1,362,380	2.2	1,487,638	2.3
* Past-due loans / Gross Loan Portfolio
Source: Superintendency of Finance

At closing of the second semester of 2012 outstanding balance of reserves for loan-loss portfolio of the entities in which Grupo Aval holds direct investment grew by 5.6% from June 2012 and 11 .6% from December 2011, thus a lower growth ratio than growth of gross loan portfolio of these entities.

Allowance for					% Change	% Change
Loan losses	June	December	June	December	Dec 12 Vs.	Dec 12 Vs.
( Million Pesos)	2011	2011	2012	2012	Dec 11	Jun 12
Banco de Bogota	800,920	852,821	893,513	1,006,767	18.1	12.7
Banco de Occidente	553,390	572,519	604,944	609,473	6.5	0.7
Banco Popular	378,287	388,562	423,215	429,268	10.5	1.4
Banco AV Villas	260,615	243,636	253,952	251,158	3.1	-1.1
Total	1,993,212	2,057,538	2,175,624	2,296,666	11.6	5.6
Outstanding balance at the end of each semester
Source: Superintendency of Finance

As to the past-due loan coverage ratio, Banco Popular continues to post healthy and ample coverage levels, 174.1%, above the 162.1% reported by the sector in December 2012

Past-due loan portfolio	June	December	June	December
Coverage ratio %*	2011	de 2011	2012	de 2012
Banco de Bogota	166.6	194.4	170.2	156.0
Banco de Occidente	144.3	158.1	148.6	146.6
Banco Popular	174.9	185.5	162.8	174.1
Banco AV Villas	174.6	171.2	149.1	139.8
Total	162.1	178.5	159.7	154.4
* Loan-loss reserves / Past-due loan portfolio
Source: Superintendency of Finance

Total Allowance for loan losses

Total net provision  for allowance for loan losses during the second semester of 2012 by the entities in which Grupo Aval holds direct investment amounted to Col$1,223,103  million, as depicted in the chart below. Additionally, recoveries, charge-offs, reacquisition of securitized loan portfolio, earnings on the sale of assets and reclassification of investments to fiduciary rights reached the amount of Col$1,093,113 million. In summary, the net change in provisions during the second semester of 2012 was Col $129,990 million, for a net reduction of Col $12,430 million when compared to movements during the first semester of 2012, which totaled Col $142,420 million.

Provisions
Changes between 30 June and 31 December 2012
Figures in Million Pesos
Allowance for loans losses	Banco de Bogota	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total
Outstanding Balance at 30 June 2012	893,513	604,944	253,952	423,215	2,175,624
(+) Provisions	481,734	308,637	149,449	178,011	1,117,831
(-) Recoveries	259,017	187,381	92,010	135,636	674,044
(-) Charge-offs	115,593	116,726	60,233	36,322	328,874
(+) Transfer from Megabanco - Autonomous Patrimony	6,130				6,130
Net Change	113,254	4,530	(2,794)	6,053	121,043
Outstanding balance at 31 December 2012	1,006,767	609,474	251,158	429,268	2,296,667
Allowance for investment losses
Outstanding Balance at 30 June 2012	708	-	2,189	-	2,897
(+) Provisions	28		27		55
(-) Recoveries	34				34
Net Change	(6)		27		21
Outstanding Balance at 31 December 2012	702	-	2,216	-	2,918
Allowance for foreclosed assets losses
Outstanding balance at 30 June 2012	62,164	18,248	7,851	28,745	117,008
(+) Provisions	11,051	8,586	543	1,656	21,836
(-) Recoveries	16,651	2,030	497	852	20,030
(-) Charge-offs				1,601	1,601
(-) Provision used on sales	520		36	67	623
(+) Provision for Restitution and Reclassification	1,213				1,213
Net Change	(4,907)	6,556	10	(864)	795
Outstanding Balance at 31 December 2012	57,257	24,804	7,861	27,881	117,803

Provisions
Changes between 30 June and 31 December 2012
Figures in Million Pesos
Allowance – Accounts Receivable losses	Banco de Bogota	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total
Outstanding balance at 30 June 2012	78,340	33,887	18,097	21,577	151,901
(+) Provision for loan losses	37,565	29,850	7,497	6,323	81,235
(-) Recoveries	18,147	14,043	4,228	5,202	41,620
(-) Charge-offs	14,973	13,087	2,754	1,403	32,217
(+) Transfer from Megabanco – Autonomous Patrimony	923				923
Net Change	5,368	2,720	515	(282)	8,321
Outstanding Balance at 31 December 2012	83,708	36,607	18,612	21,295	160,222
Allowance – Properties, Plant & Equipment and Other losses
Outstanding balance at 30 June 2012	2,729	6,062	2,296	1,968	13,055
(+) Provisions	1,613	237	297		2,147
(-) Recoveries	557	305	12		874
Net Change	1,056	(68)	285		1,273
Outstanding Balance at 31 December 2012	3,785	5,994	2,581	1,968	14,328
Allowance – Other assets in fiduciary rights losses
Outstanding balance at 30 June 2012	2,398	-	8,972	14,501	25,871
(-) Recoveries			1,462		1,462
Net Change			(1,462)		(1,462)
Outstanding Balance at 31 December 2012	2,398	-	7,510	14,501	24,409
Total
Outstanding balance at 30 June 2012	1,039,852	663,141	293,357	490,006	2,486,356
(+) Provisions	531,990	347,310	157,813	185,990	1,223,103
(+) Transfer from Megabanco – Autonomous Patrimony	7,053				7,053
(-) Recoveries	294,406	203,759	98,209	141,690	738,064
(-) Charge-offs	130,566	129,813	62,987	39,326	362,692
(-) Provision used on sales	520		36	67	623
(+) Reserve for restitution and reclassification	1,213				1,213
Net Change	114,764	13,738	(3,419)	4,907	129,990
Outstanding Balance at 31 December 2012	1,154,616	676,879	289,938	494,913	2,616,346

Foreclosed assets (BRPs)

During the second semester of 2012 net outstanding balance of BRPs of entities in which Grupo Aval holds direct investment increased by Col $7,549  million moving from Col $175,843  million to Col$183,391  million. Net BRPs, of entities in which Grupo Aval holds direct investment correspond to 23.7% of the holdings of the banking system, amount below their effective market share; noteworthy is the fact that during the period in consideration, these entities engaged in gross BRPs sales in the amount of Col $24,287  million.

Foreclosed Assets (BRPs)
Changes between 30 June and 31 December 2012
Figures in Million Pesos
GROSS BRPs Real Estate	Banco de Bogota	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total
Outstanding balance at 30 June 2012	62,313	38,879	11,466	31,947	144,605
(+) Assets received	9,621	13,049	2,213	4,458	29,341
(-) Assets sold	14,563	3,271	749	1,798	20,381
Net Change	(4,942)	9,778	1,464	2,660	8,960
Outstanding Balance at 31 December 2012	57,371	48,657	12,930	34,607	153,565
Chattel Assets and Securities
Outstanding balance at 30 June 2012	21,051	4,825	217	5,144	31,237
(+) Assets received	1,213	1,032	-	611	2,856
(-) Assets sold		2,142	-	1,764	3,906
(-) Charge-offs and reclassifications	361				361
Net Change	852	(1,110)	-	(1,153)	(1,411)
Outstanding Balance at 31 December 2012	21,903	3,715	217	3,991	29,826
Total Assets received in Gross Payment
Outstanding balance at 30 June 2012	83,364	43,704	11,683	37,091	175,842
(+) Assets received	10,834	14,081	2,213	5,069	32,196
(-) Assets sold	14,563	5,413	749	3,562	24,287
(-) Charge-offs and reclassifications	361	-	-	-	361
Net change	(4,090)	8,668	1,464	1,507	7,548
Outstanding Balance at 31 December 2012	79,274	52,372	13,147	38,598	183,390

Foreclosed Assets (BRPs)
Changes between 30 June and 31 December 2012
Figures in Million Pesos
Allowance closes - BRPs	Banco de Bogota	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total
Outstanding balance at 30 June 2012	60,682	18,248	7,807	28,745	115,482
(+) P&L Provisions	11,051	8,586	543	1,656	21,836
(+) Provision for restitution and reclassification	1,213				1,213
(-) Use in sales	520		6	1,669	2,195
(-) Recoveries	16,449	2,030	493	852	19,824
Net change	(4,705)	6,556	44	(865)	1,030
Outstanding Balance at 31 December 2012	55,977	24,804	7,851	27,880	116,512
NET - BRPs
Outstanding balance at 30 June 2012	22,682	25,456	3,876	8,346	60,360
(+) Net change Gross Assets Received in lieu of Payment	(4,090)	8,668	1,464	1,507	7,548
(-) Net change in BRPs reserves	(4,705)	6,556	44	(865)	1,030
Total Net Change	615	2,112	1,420	2,372	6,518
Outstanding Balance at 31 December 2012	23,297	27,568	5,296	10,718	66,878

Personal Expenses

Consolidated personnel expenses as a percentage of consolidated gross financial margin of the entities in which Grupo Aval holds direct investment reached during the second semester of 2012 a level of 16.5%, below the same ratio of these same entities at the closing of June 2012 (18.0%) and below the level posted in December 2011 (17.0%); the ration for the banking system was 20.1% at the closing of the second semester of 2012. These expenses, for the entities in which Grupo Aval holds direct investment totaled Col$609,680 million during the second semester of 2012, higher by 4.0% than those posted for the first semester of 2012 and 8.1% higher when compared with the same ratio at the closing of the second semester of 2011.

Personal Expenses* (Million Pesos)	1H - 2011	2H - 2011	1H - 2012	2H - 2012	% Change 2H - 2012 Vs. 2H - 2011	% Change 2H - 2012 Vs. 1H - 2012
Banco de Bogota	210,472	219,703	232,626	245,835	11.9	5.7
Banco de Occidente	146,404	158,272	161,845	168,241	6.3	4.0
Banco Popular	112,117	112,971	115,993	121,208	7.3	4.5
Banco AV Villas	71,237	73,213	75,824	74,398	1.6	-1.9
Total	540,230	564,160	586,288	609,680	8.1	4.0
MFB	2,940,741	3,309,941	3,250,628	3,688,610
% Personnel expenses to GFM	18.4	17.0	18.0	16.5
GFM: Gross Financial Margin
Accumulated figures at the end of each semester
Source: Superintendency of Finance

Direct and Indirect taxes and mandatory legal Contributions

During the second semester of 2012 income and complementary taxes accrued by the entities in which Grupo Aval holds direct investment and their subsidiaries reached the amount of Col $609,835 million, a figure that represents an increase of 5.5% from the amount registered during the first semester of 2012 (Col$577,836 million) and a 21.8% increase from that of the second semester of 2011 (Col$500,653 million). The Effective Tax Rate (ETR) applicable to the entities in which Grupo Aval holds direct investment reached 25.8% above the Average ETR of the financial sector for the same period, of 24.7%.

Income tax* and ETR (Million Pesos)	1H-2011		2H-2011		1H-2012		2H-2012		% Change
	Income Tax	ETR %	Income Tax	ETR %	Income Tax	ETR %	Income Tax	ETR %	2H - 2012 2H - 2011	2H - 2012 1H - 2012
Banco de Bogota	157,833	23.8	169,570	22.2	202,226	24.7	235,747	24.3	39.0	16.6
Banco de Occidente	70,463	24.7	61,254	21.3	98,948	30.7	67,118	18.9	9.6	(32.2)
Banco Popular	88,045	31.3	80,962	31.8	85,978	32.2	92,719	32.9	14.5	7.8
Banco AV Villas	35,659	32.2	39,254	30.4	32,863	28.8	45,023	33.2	14.7	37.0
Porvenir	43,462	36.2	43,302	36.0	54,992	34.0	50,270	31.7	16.1	(8.6)
Subtotal – Grupo Aval entities	395,462	27.1	394,342	25.4	475,007	28.2	490,877	25.8	24.5	3.3
Grupo Aval - Affiliates**	78,870	13.3	106,311	22.4	102,828	16.6	118,958	19.1	11.9	15.7
Total	474,332	23.1	500,653	24.7	577,836	25.1	609,835	24.2	21.8	5.5
* Accumulated figures at the end of each semester
** Affiliates of the entities in which Grupo Aval holds direct investment include FiduBogota, Casa de Bolsa, Corficol-consolidated, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fiduciaria Popular

Additionally, should we add to income and complementary taxes the multiple indirect taxes and other legal contributions, the entities in which Grupo Aval holds direct investment and their affiliates accrued taxes in the amount of Col $990,064  million during the second semester of 2012, for a 6.6% increase when compared to the same caption during the first semester of 2012 (Col$928,827  million) and an 18.7% increase in the same caption at the end of the second semester of 2011 (Col$834,348  million). When the above mentioned figure for the second semester of 2012 is compared with dividends paid by the entities in which Grupo Aval holds direct investment, it is rather clear that that there is a disproportion since we observe that while during the second semester of 2012 these entities disbursed dividends in the amount of Col $606,146 million and paid taxes in the amount of Col $990,064 million. In other words, during the second semester of 2012, for each peso paid by Grupo Aval to its shareholders, one peso and sixty three cents were paid to the Colombian State.

Direct and Indirect taxes & mandatory Legal Contributions *, ETR and Dividends Paid
		1H - 2011			2H - 2011			1H - 2012			2H - 2012
(Million Pesos)	Taxes (1)	ETR %	Dividends Paid	Taxes (1)	ETR %	Dividends. paid	Dividends Paid (1)	ETR %	Dividends Paid	Taxes (1)	ETR %	Dividends Paid
Banco de Bogota	283,761	35.9	211,335	300,459	33.6	234,171	343,236	35.7	247,827	388,865	34.7	268,479
Banco de Occidente	133,379	38.4	94,037	127,509	36.0	97,592	169,274	43.1	104,895	146,288	33.7	105,562
Banco Popular	133,625	40.9	84,794	136,189	44.0	86,035	136,394	43.0	87,410	150,750	44.4	91,090
Banco AV Villas	66,562	47.0	32,686	73,385	44.9	35,474	67,968	45.5	35,504	78,769	46.5	38,061
Porvenir	62,347	44.9	83,366	62,348	44.8	80,508	58,678	35.5	75,923	54,444	33.4	102,954
Subtotal – Grupo Aval Entities
Entities	679,674	38.9	506,218	699,890	37.6	533,780	775,550	39.1	551,559	819,116	36.8	606,146
Affiliates – Grupo
Aval **	136,605			134,458			153,277			170,948
Total	816,279	34.0	506,218	834,348	35.3	533,780	928,827	35.0	551,559	990,064	34.1	606,146

* Accumulated figures at the end of each semester
ETR –Effective Tax Rate calculated as accrual of direct and indirect taxes and mandatory legal contributions to Earnings before Direct and Indirect taxes and mandatory legal contributions
(1) Includes Income and Complementary tax, Net-Worth Tax, Contributions to the Financial Superintendence of Colombia and the Superintendence of Corporations, Deposit Insurance, Tax on Financial Transactions. Indirect taxes include VAT (non-deductible portion), Industry and Commerce Tax, Land Property Tax, Surcharges and Other, Tax on 50% non-remunerated deposit reserve requirements, registration and Notes
** Affiliates of the entities in which Grupo Aval holds direct investment include: FiduBogota, Casa de Bolsa, Corficol-consolidated, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fiduciaria Popular.

Net Earnings

As a result of the above, during the second semester of 2012 the entities in which Grupo Aval holds direct investment posted consolidated net earnings in the amount of Col $1,405,394  million ($1,300,087  million if Porvenir is excluded), showing a 16.2% increase from Col$1,209,931  million registered in the first semester of 2012 (Col$1,103,379  million if Porvenir is excluded) and a 21.1% increase when compared to Col $1,160,880  million posted by these same entities during the second semester of 2011 (Col$1,084,033  million if Porvenir is excluded).

Net earnings (Million Pesos)	1S - 2011	2S - 2011	1S - 2012	2S - 2012	% Variation 2S - 2012 Vs. 2S - 2011	% Variation 2S - 2012 Vs. 1S - 2012
Banco de Bogota	506,657	593,740	617,692	733,156	23.5	18.7
Banco de Occidente	214,342	226,938	223,616	287,510	26.7	28.6
Banco Popular	193,212	173,333	180,629	188,691	8.9	4.5
Banco AV Villas	75,052	90,022	81,442	90,730	0.8	11.4
Total excl .Porvenir	989,263	1,084,033	1,103,379	1,300,087	19.9	17.8
Porvenir	76,472	76,847	106,552	105,307	37.0	-1.2
Total with Porvenir	1,065,735	1,160,880	1,209,931	1,405,394	21.1	16.2

Accumulated figures at the end of each semester
Source: Superintendency Finance

Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir

During the second semester of 2012 Sociedad Administradora de Fondos de Pensiones y Cesantias - Porvenir continued to hold leadership in the sector of Pension and Severance Funds , reporting net earnings of Col $105,307  million that account for 42.0% of total net earnings posted by the System of Private Administrators of Pension and Severance Funds (AFP's). Additionally, as of December 2012, by number of affiliated individuals, Porvenir held its market share in the mandatory pension market, at 33.1% of the total market, and 29.0% of the severance market. At the closing of December 2012, Porvenir assent under management Col$39,452,156  million, which accounts for market share of 27.4% and growth of 11 .3% in this area, when compared to figures posted at the closing of June 2012 (Col$35,449,946  million) and 20.9% when compared to figures at the closing of December 2011 (Col$32,637,492  million).

Results of Companies Administrators of Pension and Severance Funds

	Earnings 2S - 2012 (Million Pesos)	% of Total	Affiliated to Mandatory Pension Funds Administered**	% of Total	Individuals Affiliated to Severance Funds*	% of Total	Total Value Assets under management (Million Pesos)	% of Total
Provenir	105,307	42	3,586,416	33.1	1,642,881	29	39,452,156	27.4
Proteccion	45,781	18.3	2,319,941	21.4	1,191,277	21	37,729,738	26.2
Horizonte	48,909	19.5	1,930,036	17.8	1,603,492	28.3	21,688,135	15.1
Citicolfondos	26,166	10.4	1,642,248	15.2	569,656	10.1	18,859,021	13.1
ING	472	0.2	1,275,650	11.8	616,351	10.9	15,520,114	10.8
Skandia	24,077	9.6	78,495	0.7	40,943	0.7	10,670,853	7.4
Total	250,713	100.0	10,832,786	100.0	5,664,600	100.0	143,920,018	100.0

* Figures at December 2012
** The value of funds administered includes: mandatory pension funds, voluntary pension funds and Severance funds.
Source: Superintendency of Finance and Colombian Association of Pension and Severance Funds

Foreseeable Evolution of Grupo Aval and its controlled entities
Economics

Despite the worldwide crisis there has been no direct impact on the financial system or related capital flows and it is expected that the recovery initiated in 2011 is upheld.
Development of the Company

Grupo Aval will continue to develop its strategy focused on the management of financial entities that collectively are leaders in this sector in Colombia. Specifically, it is sought to:

•	Achieve sustained growth in market participation and profitability, both domestically and internationally;
•	Accomplish organizational growth higher than the market,
•	Generate shareholder value;
•	Maintain a solid patrimonial position in Grupo Aval entities and the Company;
•	Uphold the highest ratios of administrative and operational efficiency.

The different areas of Grupo Aval will continue to endeavor in the development of those responsibilities for which they are now accountable, as follows:

Vice Presidency – Shared Services
Continue to provide support to the aforementioned initiatives and additionally to seek homologation of the purchase processes and the achievement of solutions that facilitate innovation, cost optimization and enhancement of service for all entities, in areas such as Mobile Banking, transactional Internet for individuals, presence in the social websites, automatic generation of fees, etc.

Vice Presidency – Risk

•
Development of tools that allow establishment of a suitable profitability level for the loan portfolio, the appropriatestructure of significant credit transactions and the identification of concentrations in economic groups and sectorsof the economy;

•	Provide support in the areas of Operational risk (SARO, SARLAFT, PCN) seeking to unify efforts, identify betterpractices and achieve economies of scale;

•	Development of tools that permit evaluation of aggregate market and liquidity risks;
•	Ensure that the entities in which Grupo Aval holds direct investment enjoy availability of internal control systemsthat fulfill the requirements of the Sarbanes-Oxley (SOX) Act.

Vice Presidency – Finance

Planning and follow-up of financial results of the entities, recommending strategies and evaluating performance

Vice Presidency – Accounting Consolidation

•	Review of incumbent processes to warrant due functioning and permanent enhancement,
•	Implementation of accounting at Grupo Aval limited and Grupo Aval International Limited under ERP- SAP guidelines;
•	Continue to coordinate the corporate process of adoption of IFRS in the period of mandatory preparation;
•	Implementation of better practices in the preparation of reports of the main investments of Grupo Aval and the financial statements of the Company

Corporate Comptroller

Execution will take place of the visit program for 2013 that was submitted to the Office of the President of Grupo Aval. Also, follow-up will be conducted for verification of compliance with action plans proposed by the entities.

The office of the Corporate Comptroller will issue, for all entities of Grupo Aval, all necessary and pertinent guidelines in areas such as control, audit and informatics security.

It will also conduct training courses for internal auditors of the various companies of Grupo Aval on international accounting standards and USGAAP, amongst other.

Internal Audit

During the first semester of 2013 and in compliance with the audit program approved by the Audit Committee of Grupo Aval, the management of Internal Audit will evaluate internal control in the Company by utilization of an approach to key processes and risks, adopting and implementing better practices and seeking permanent improvement in the internal control of the Company.

In a similar manner, follow-up of action and enhancement plans will take place as originated in Internal Audit reports, external audit processes or those of the control and surveillance entities, all of which will strengthen the internal control of the Company.

Periodic reports will continue to be submitted to the Administration and Audit Committee of Grupo Aval regarding the results of evaluations conducted by Management – Internal Audit.

Management - Legal Affairs

Will continue to provide support in coverage of legal needs at the internal and corporate level, particularly in areas related to preparation and negotiation of contracts, corporate governance issues, trademark follow-up, assessment on legal concerns that arise in due development of corporate activity and that of the subordinates and in fulfillment of duties of regulatory nature that arise from Grupo Aval capacity as issuer of securities.

Likewise, from the Office of Management - Legal Affairs there will continue a coordination of some corporate level projects in which there is joint participation of entities subordinate to Grupo Aval as well as in implementation and follow-up of corporate guidelines instructed by the president of the Company.

Also, there will be follow-up of legislative initiatives and regulatory novelties that have incidence on the activities developed by Grupo Aval and subordinated entities (mainly of financial and stock Exchange nature) in order to implement measures as necessary for  fulfillment of applicable regulations.

Transactions with Shareholders and Administrators

Transactions engaged between Grupo Aval and its shareholders and administrators are duly detailed in Note 24 to the financial statements.

Risks faced by Grupo Aval

•
Domestic Macroeconomic Environment: The context in which Grupo Aval develops its corporate activity depends of macroeconomic adjustments designed by the National Government and of their impact on the fiscal sustainability of the country.

•
Regulatory Changes: Permanent changes in applicable regulations enacted by the various authorities of supervision and control, taxes and accounting, will continue to affect the yields anticipated by Grupo Aval and its affiliates.

•	Market Risk: market volatility has a direct effect on the Price of the portfolios of Grupo Aval and its affiliates.

•
External Macroeconomic Environment: The perception of other countries on the Colombian economy does have a direct impact on the Price at which Colombian securities are traded, the rates at which the Government shall issue them and, potentially, on the value of the investment portfolios of the entities and the administrator of severance and pension funds.

Evolution of Share Price

Between June and December of 2012, the Price of our common share fluctuated from Col$1,140 to Col$1,290 for a 13.2% increase. During this same period, the IGBC rose 9.7%.

Important events after closing

After the closing of 31 December 2012 several events have occurred that are relevant and as such are detailed in Note 34 to the individual financial statements.

Statement of Compliance with Rules on Intellectual Property and Copyrights

In fulfillment of dispositions under Numeral 4 of Article 47 of Law 222 of 1995, as added by Law 603 of 2000, Grupo Aval has fully applied norms on Intellectual Property and Copyrights. Products and programs covered by copyrights are duly licensed.

Regarding the legal standing of the Company, its business and operations, they all have been conducted within legal and statutory parameters as well as in fulfillment of sound corporate governance principles adopted by the Company.

Finally, I would like to acknowledge and thank the continued and dedicated effort of all employees of Grupo Aval, without which it would not have been possible to achieve the results of this semester.

Truly yours,

Luis Carlos Sarmiento Gutierrez
President - Grupo Aval Acciones y Valores S.A.

This report has been accepted by the Board of Directors for consideration at the general Shareholders Meeting.

ANNEX No. 1

Most relevant regulatory measures

During the second semester of 2012 and though the date of this Report, several norms were issued of importance to Grupo Aval, amongst which we would like to highlight the following:
Laws

Law 1555 of 2012: “By means of which it is permitted that the financial consumers make prepayment of credit transactions and other dispositions are enacted”
This Law includes the possibility to make anticipated payments of credit transactions denominated in domestic currency without any penalty or compensation by reason of loss-profit. The Law establishes that this possibility will not be applied to (i) credit transactions which outstanding balance exceeds 880 minimum legal monthly salaries, (ii) mortgage loans and (iii) this right is effective only after effectiveness of this Law.

Law 1 581 of 2012: “Through which dispositions of general nature for the protection of personal data are enacted”
This Statutory Law regulates the constitutional right to know, update and correct any and all information in databases or files. Excluded from the scope of this Law are those databases or files (i) kept in personal or household environments; ii) which purpose is the national defense and security as well as the prevention, detection, monitoring and control of asset laundering and financing of terrorism; (iii) that incorporate intelligence and counter-intelligence information; (iv) of journalistic information and other editorial contents, (v) of financial, credit, commercial, services information and information coming from other countries and (vi)population and housing poll counts.
Additionally, this Statutory Law granted to the Financial Superintendence of Colombia the function of being the incumbent authority for protection of personal data and created the National registry of databases to be used as a public directory of data bases subject to treatment currently operating in the country.

Law 1607 of 2012: “By means of which issue is made of norms of tax nature and other dispositions are enacted”

This Law, known as The Tax Reform, introduces several measures addressed to accomplish higher equity in the collection of domestic taxes. The following issues are highlighted:

-	Income Tax: Income tax rate s lowered from 33% to 25% and the equity taxi s implemented, under the CREE denomination, at 9% for the years 2013, 2014 and 2015.

-
Contributions to AFC Accounts: Are thereafter limited to Col $99 million and a limit of ten years has been imposed for withdrawals destined to concepts other tan housing. Resources captured through AFC accounts may only be used for financing of mortgage loan portfolio or to investment in securitization of loan portfolios originated in the acquisition of housing units.

-
Contributions to Voluntary Pension Funds: Limited to Col $99 million and the minimum permanence period was extended to 10 years or prior to such tenor if on age to retire or if resources are used in the acquisition of housing units.

-	Para-fiscal Contributions: Health, SENA and ICBF contributions are eliminated (commencing on 1st January 2014) for all workers earning less than ten (10) minimum legal monthly salaries.

-	VAT: eliminated on the transaction (sale/purchase) of foreign currencies.

-
Surveys on the Financial Sector: The Superintendence of Industry and Commerce shall conduct a study to identify competition levels and existence of failures in relevant markets covered by financial institutions.

Decrees

Ministry of Finance and Public Credit

Decree 1548 of 19 July 2012: “Through which amendment is made of the solvency margin entities administrators of pension and severance funds”.
This Decree amended the Single Decree for the Financial, Bourse and Insurance Sector and the Securities Market, establishing a new modality for calculation of the solvency ratio of the administrators of pensions and severance funds in order to recognize the risk of those companies that face it by charges against their own equity resources. Acceding to this new regulation the new minimum solvency ratio is 9%.

Decree 1771 of 23 August 2012: “Through which amendment is regulated of Decree 2555 of 2010 in matters regarding calculation of the minimum solvency ratio of credit establishments”
By means of this decree adoption is made of international standards in matters regarding the solvency ratio of international institutions, defining a more precise manner of calculation of the solvency ratio of credit establishments. In this manner the decree establishes that the minimum solvency ratio shall be 9% and the minimum basic solvency ratio shall be 4.5%. Compliance with minimum solvency ratios will be verified individually and shall also be fulfilled in a consolidated manner.

Decree 1895 of 11 September 2012: “Through which determination is set of the adequate level of equity for administrators of pension and severance funds, trust companies and insurance companies that through administration of autonomous patrimonies engage in the investment of resources from the social security system”
The Decree introduces a calculation of operating risk corresponding to the administration of resources from the social security system and rules separation regarding risk covered by the stabilization reserve, as follows:

-
The minimum solvency ratio of trust companies engaged in administration of social security resources through autonomous patrimonies will be 9%. The solvency ratio shall be the result of dividing technical patrimony by exposure of the autonomous patrimonies to operating risk, which includes legal risk but excludes reputation and strategy risks.

-
Insurance companies that engage in administration of resources from the national fund of territorial pensions - FONPET, shall deduct the stabilization reserve from their technical patrimony. They must also add, to the calculation of the adequate patrimony the value of exposure to operational risk associated to administration of resources from the social security system through autonomous patrimonies. The operating risk includes legal risk but excludes risks of reputation and strategy.

-
As to the relationship with administrators of pension and severance funds, amendment was rule don the formula for calculation of operating risk that had been introduced by means of Decree 1548 of 2012 in order to include income from fees earned in administration of resources from FONPET.

Decree 2672 of 21 December 2012: “By means of which amendment is enacted of Decree 2555 of 2010 in matters regarding financial services delivered through correspondents”
The Decree creates a uniform regime for the various types of correspondent t services that may be hired by credit establishments, stock brokerage companies, administrators of collective portfolios, intermediaries in the foreign Exchange market, administrators of severance and pension funds and trust companies. Regarding credit establishments, these may act as correspondents of other credit establishments, savings and loans cooperatives, mulltiactive and integral cooperatives with a savings and loans department and with the departments of savings and loans of the family benefit compensation entities. Additionally, it is ruled that credit establishments may engage in the following activities through their correspondents: collection, domestic currency transfers in the national territory; cash deposits and withdrawals; funds transfers, consultation of outstanding balances; issue and delivery of account statements; cash disbursements and payments; receipt or payment of resources originated from purchase and sale of foreign currency. Additionally, the Decree regulated the contents of the correspondent agreements and established the process of authorization to engage in this activity.

Decree 2673 of 21 December 2012: “By means of which amendment is made of Title 1 of Book 34 of Part 2 of decree 2555 of 2010 in matters related to the used of the network and other dispositions are enacted”
The Decree unifies norms related to utilization of networks property of those entities supervised by the Financial Superintendence, widening their scope of utilization and enlarging the number of authorized operations in order to avoid regulatory arbitrage. Services may therefore be rendered as users of the network by credit establishments, financial services companies, stock brokerage companies, independent stock brokers, investment management companies and administrators of securities deposit administration companies. Also, the decree covers the operations that may be conducted through the centralized securities deposits, such as: capture of term deposits and term savings deposits, payment of checks, funds transfers, and contracts for the opening of accounts and affiliation to voluntary pension funds, amongst other.

National Planning Department

Decree 1467 of 6 July 2012: “Through which regulation of Law 1508 of 2012 is enacted”

The Decree sets the terms and conditions for the selection, celebration and execution of contracts for incorporation of private-public associations taking into account that private initiative must be framed by the boundaries of common wellbeing, free competition and the objective selection of the offerings. Particularly, this Decree regulates the structuring and execution of private-public association projects through the establishment of quality standards, service levels and availability as well as in terms of regulations regarding public contribution to these contracts, amongst other.

Ministry of Justice and Rights

Decree 2677 of 21 December 2012: “By means of which regulation is dictated on some dispositions of the General processing Code in the areas of procedures of insolvency of natural non-merchant individuals and other dispositions”
This Decree regulates requirements that must be fulfilled by (i) conciliators, public notaries and liquidators that carry the functions of operators of solvency in order to get to know the procedures for negotiation of debt and con-validation of private agreements; (ii) the entities that train the conciliators in insolvency and (iii) the treatment to be given to the holdings of the debtor when under the form of family patrimony not subject to seizure or when affected as family household, amongst other.
Ministry of Commerce, Industry and Tourism:

Decree 2784 of 28 December 2012: “Through which regulation is issued for Law 1314 of 2009 on the regulatory technical framework for creators of financial information that integrate Group 1 1”
By means of this Decree issue is made of regulations on financial information (NIF), international accounting standards (NIC), SIC interpretations, CINIIF interpretations and the conceptual framework for preparation of financial information for entities in Group 1 (which include issuers of securities). The following dates are to be observed in the process for conversion:

-
Mandatory Preparation Period: The entities most engage in activities related to the process of convergence and the supervisors may request information on this process. The mandatory preparation period will cover from 1st January through 31st December 2013.

-	Date of Transition: Commencing on 1st January 2014, preparation is to be initiated of financial information corresponding to the first year under the new framework.

-
Transition Period: from 1st January through 31st December 2014 accounting is to be taken to the schemes (Decrees 2649 and 2650 of 1993) and the new regulatory technical framework in order to produce comparable financial information.

-
Date of Effectiveness: On 1st January 2015 will cease the effectiveness of accounting standards under Decrees     2649 and 2650 of 1 993 and application will commence of the new regulatory technical framework.

-
First Period of Application: Will be the period from 1st January through 31st December 2015 and it will be the period in which all accounting is to be prepared under the new regulatory technical framework.

Financial Superintendence of Colombia

Resolution 1528 of 28 September 2012: “Through which certification is issued of Current Banking Interest Rate for the modalities of micro-credit, consumer credit and common credit”
By means of this resolution the Financial Superintendence certified the Current banking Interest rate applicable for the period 1st October – 31st October 2012 for the modalities of consumer and common credit (effective 20.89% p.a.) and between 1st October – 30th September 2013 for the modality of micro-credit (effective 35.63% p.a.).

Resolution 2200 28 December 2012: “Through which certification is issued of current banking Interest rate for the modality of consumer and common credit”

By means of this resolution the Financial Superintendence certified applicable interest rate for the period 1st January – 31st March 2013 for the modalities of consumer and common credit (effective 20.75% p.a.).

External Memorandum 32 of 2012: “Fulfillment of seizure mandates on resources that may not be seized”

This Memorandum is addressed to legal representatives of credit establishments and Banco de la Republica with instructions on procedures to be adopted in case these entities receive mandates for seizure of resources that by reason of their nature may not be seized. In the event that there is a preventive request or a warning from the control authorities, the entities will proceed to (i) freeze the incumbent resources and (ii) take action under instructions issued by the respective control authority.

External Memorandum 39 of 2012: “Amendment of External Memorandum 006 of 2012, specifically Chapter Sixteen of Title One of the Basic Juridical Memorandum in Chapters I, XI and Annexes 1, 2 and 3 of Chapter XXI of the Basic Accounting and Financial Memorandum, instructions on Pro-forma F.0000-146 “Valuation of basic financial derivative instruments” and Pro-forma F-0000-110 “Contents of the investment portfolio”.

This Memorandum is addressed to the legal representatives of the supervised entities and determines that effective 1st December 2012 the supervised entities shall value their investments in derivative financial instruments that are compensated through the central counterpart risk chamber through utilization of the scheme supplied by providers of valuation prices. In a similar manner extension through 30 September 2012 is granted for entering into operation of the scheme for providers of valuation prices. Taking the above into account, supervised entities shall select a provider of valuation prices between 1st October and 30th November 2012.

External Memorandum 40 of 2012: “Elimination of Numeral 1.8 of Chapter VIII of Title I of the basic Juridical Memorandum”.
Information is provided to legal representatives and fiscal auditors of financial institutions on the elimination of regulations in the Basic Judiciary Memorandum that relate to the financing of bonds convertible to stock by financial institutions.

External Memorandum 41 of 2012: “Instructions are issued on registration of transactions involving derivative financial instruments and structured over the counter products and modification is made of Chapter Three of Title IX of the Basic Judiciary Memorandum”

By means of this Memorandum instructions are issued to legal representatives of the entities that administer systems for registration of securities transactions, chambers of central counterpart risk and all other supervised entities that engage in transactions involving derivative financial instruments and structured over the counter products. The Memorandum sets (i) requirements for implementation of a registry of operations with derivative financial instruments and structured products; (ii) the need to comply with regulations on intermediation in the over-the-counter market by entities that engage in transactions involving derivative financial instruments and structured over the counter products and (iii) instructions for registration of transactions with derivative financial instruments and structured over the counter products.

External Memorandum 42 of 2012: “Through which addition is made of amendments to Chapter twelve of Title One of the Basic Judiciary Memorandum in matters of minimum requirements of safety and quality for the development of transactions”
This Memorandum is addressed to legal representatives and fiscal auditors of the supervised entities and amends the Basic Judiciary Memorandum to introduce mobile banking as new cannel for the development of transactions and establishes mechanisms that will be considered to be strong mechanisms for authentication.

External Memorandum 048 of 2012: “Amendment to Numerals 3 to 9 of Chapter X of Title I of the Basic Judiciary Memorandum – Proceedings before the Superintendence”

By means of this Memorandum information is provided to legal representatives and fiscal auditors of the supervised and to the general public on the update of regulations related to proceedings under rights to petition, accumulation of administrative actions pursued against or by a supervised entity and rejection of requests for confidential information, amongst other.

Letter Memorandum 68 of 2012: “Adjustment to the Time Schedule on Process for Application of International Standard son Financial Information (NIIF)”

Setting takes place of a time schedule for the users that integrate Group 1 (which includes issuers of securities and entities under the supervision of the Financial Superintendence):

-	Date of issuance of NIIF guidelines: no later than 31st December 2012
-	Mandatory Preparation Period: the year 2013
-	Transition Date (opening balance): 1st January 2014
-	Date of Effectiveness (first comparison): December 2014
-	Reporting Date (NIIF financial statements): 31st December 2015.

Graphs

Subordinate Entities of Grupo Aval

Evolution of Total Assets

Market Participation – Total Assets

Evolution of Net Loan Portfolio

Market Participation – Net Loan Portfolio

Evolution of Net Loan Portfolio Quality

Evolution of Deposits and Liabilities

Market Participation - Deposits and Liabilities

Evolution of Shareholders Equity

Evolution of Annual Net Earnings

Sector Participation – Annual Net Earnings

Grupo Aval

Total Assets

Total Liabilities Shareholders Equity Annual Earnings

Subordinate entities of Grupo Aval

Outstanding balance at the end of each period
Source: Superintendency of Finance

Grupo Aval entities include: Banco de Bogota, Banco de Occidente, Banco Popular and Banco AV Villas.
The Financial Sector includes all Banks and consumer finance companies.
Source: Superintendency of Finance

Subordinate entities of Grupo Aval

Outstanding balance at the end of each period
Source: Superintendency of Finance

Net Loan Portfolio=Gross Loan Portfolio – Loan Loss Reserves.
Grupo Aval entities include: Banco de Bogota, Banco de Occidente, Banco Popular y Banco AV Villas.
The financial sector inludes all Banks and consumer finance companies.
Source: Superintendency of Finance.

Subordinate entities of Grupo Aval

Loan Portfolio Quality = Past-due loans / Gross loan portfolio
Source:  Superintendency of Finance.

Outstanding balance at the end of each period
Source: Superintendency of Finance

Subordinate entities of Grupo Aval

Grupo Aval entities include: Banco de Bogota, Banco de Occidente, Banco Popular y Banco AV Villas.
The financial sector includes all Banks and consumer finance companies
Source: Superintendency of Finance

Outstanding balance at the end of each period
Source: Superintendency of Finance

Subordinate entities of Grupo Aval

Accumulated annual earnings at the end ofeach period
Source: Superintendency of Finance

Accumulated anual earnings at the end of each period
The financial sector includes all Banks and consumer finance companies
Source: Superintendency of Finance

Grupo Aval

Source: Grupo Aval Acciones y Valores S.A.

Source: Grupo Aval Acciones y Valores S.A.

Source: Grupo Aval Acciones y Valores S.A.

Source: Grupo Aval Acciones y Valores S.A.

Individual

Financial

Statements

As of
31 December and 30 June of 2012
accompanied by the Opinion of the Fiscal Auditor

Opinion of the Fiscal Auditor

To the Shareholders of
Grupo Aval Acciones y Valores S.A.

I have examined the individual financial statements of Grupo Aval Acciones y Valores S.A. which include the general balance sheet at 31 December and 30 June 2012 and the individual income statements, statement of changes in shareholders equity, statement of changes in financial condition and cash flow, for the semester then ended and their respective notes, which include a summary of significant accounting policies and other explanatory information.

The administration is responsible for the due preparation and presentation of the individual financial statements in accordance with accounting principles generally accepted in Colombia. Such responsibility includes: the design, implementation and preservation of relevant internal control for the preparation and presentation of the financial statements free of errors of material importance whether by reason of fraud or error and the application of appropriate accounting policies, as well as the establishment of reasonable accounting estimates for the circumstances.

It is my responsibility to express an opinion on the financial statements on the basis of my examination. I received all information necessary to fulfill my functions and conducted my examination according to audit practices generally accepted in Colombia. Such practices require that I fulfill ethical requirements, plan and conduct the audit to achieve reasonable certainty on whether the financial statements are free of errors of material importance.

An audit includes engaging in procedures to obtain evidence on the amounts and findings in the financial statements. The procedures selected depend on the criterion of the fiscal auditor, including evaluation of the risk of errors of material importance in the individual financial statements. In course of the evaluation of such risk, the fiscal auditor takes into account internal control relevant or the preparation and presentation of the individual financial statements, in order to design audit procedures that are suitable to the circumstances. An audit also includes evaluation of the use of adequate accounting policies and the reasonability of accounting estimates conducted by the administration, as well as the evaluation of the general presentation of the individual financial statements. It is my opinion that the information I received provides basis for substantiation of the opinion that I express hereinafter.

In my opinion, the aforementioned individual financial statements duly taken from the books and attached to this opinion, do reasonably present, in all aspects of material importance, the individual financial situation of Grupo Aval Acciones y Valores S.A. as of the closing of 31 December and 30 June 2012, the individual result of its operation, the changes in the individual financial condition and cash flows for the semesters then ended, in accordance with accounting principles generally accepted in Colombia, applied in a uniform manner.

Without qualifying my opinion, I call for attention to the contents of Note 5 to the individual financial statements; on 8th October 2012 incorporation took place of Grupo Aval International Limited as an affiliate located in the Cayman Islands. Ownership participation of Grupo Aval Acciones y Valores S.A. in Grupo Aval International Limited at 31 December 2012 is 100%.

Based on the findings from my examination, it is my opinion that:

a)	Accounting of Grupo Aval Acciones y Valores S.A. has been conducted in accordance with legal dispositions and accounting technique;

b)	The transactions registered in the books and Minutes of the administrators adjust to the by-laws and decisions of the Shareholders Meeting;

c)	All correspondence, accounting supports and books of Minutes and registry of stock are duly carried-out and preserved;

d)	There exist adequate measures of internal control for the preservation and custody of the assets of Grupo Aval Acciones y Valores S.A. and of those of third parties in their possession;

e)
Compliance has been given to the norms and instructions of the Financial Superintendence of Colombia regarding the Internal System for the Prevention of Asset Laundering –SIPLA, as applicable to Grupo Aval Acciones y Valores S.A.;

f)	There is concordance between the individual financial statements attached hereto and the contents of the Management Report prepared by the administrators;

g)
Information in the declarations of auto-liquidation of contributions to the Integral Social Security System, particularly that regarding affiliated individuals and their base income for contribution, has been taken from accounting registries and supports. Grupo Aval Acciones y Valores S.A. is not in default by reason of payment of contributions to the Integrated Social Security System.

Lida Marcela Herrera Vargas
Fiscal Auditor of Grupo Aval Acciones y Valores S.A.
CPA No. 106.020 - T
Member of KPMG Ltda.

26 February 2013

Individual General balance Sheet
31 December and 30 June 2012
(Figures in Million Pesos) Assets	31 December	30 June
Current Assets:
Available (Notes 3 and 24)	$816,328	1,079,732
Negotiable Investments(Notes 4 and 24)	8,298	1,832
Short term debtors (Notes 6 and 24)	177,266	169,667
Deferred Charges (Note 9)	11,044	22,397
Total Current Assets	1,012,936	1,273,628
Permanent Investments, net (Notes 5 and 24)	10,598,119	9,508,186
Properties, Plant & Equipment - Net (Note 7)	535	500
Intangibles - Net (Notes 8 and 24)	411,992	417,954
Deferred Charges -Net (Note 9)	306	571
Revaluations (Notes 10 and 23)	7,738,866	8,172,547
Total Assets	$19,762,754	19,373,386
Debtor Memo Accounts:
Debtor - fiscal (Note 28)	12,285,837	11,593,647
Debtor - Control Note 29)	908,309	962,290
Credit – contingent contra-account (Note 30)	2,829,168	1,070,760
Credit- Control – contra-account (Note 29)	875,225	875,225
Credit – Fiscal contra-account (Note 29)	12,659,282	11,917,482
Total Memo Accounts	$29,557,821	26,419,404

Please refer to the attached Notes to the Individual Financial Statements

Liabilities and Shareholders Equity	31 December	30 June
Liabilities:
Current Liabilities:
Financial Obligations (Notes 11 and 24)	$355,356	84,595
Suppliers (Note 12)	289	62
Accounts Payable (Notes 13 and 24)	315,621	290,524
Taxes, dues and levies (Note 14)	25,698	14,177
Labor related debt (Note 15)	1,086	714
Estimated Liabilities and provisions (Note 16)	1,171	7,368
Other Liabilities (Note 17)	1,952	2,105
Bonds outstanding (Note 18)	-	125,750
Total Current Liabilities	701,173	525,295
Equity Tax (Note 14)	11,464	17,196
Financial Obligations (Notes 11 and 24)	795,561	1,069,155
Bonds outstanding (Note 18)	724,249	724,250
Total Liabilities	2,232,447	2,335,896
Shareholders Equity:
Social Capital (Note 19)	18,552	18,552
Capital Surplus (Notes 20 and 24)	5,349,906	4,780,564
Reserves (Note 21)	2,745,360	2,468,028
Revaluation of Shareholders Equity (Note 22)	875,225	875,225
Earnings of the Period	802,398	722,574
Revaluations (Notes 10 and 23)	7,738,866	8,172,547
Total Shareholders Equity	17,530,307	17,037,490
Total Liabilities and Shareholders Equity	$19,762,754	19,373,386
Creditor Memo Accounts:
Debtor-fiscal contra-account (Note 28)	12,285,837	11,593,647
Debtor-control contra-account (Note 29)	908,309	962,290
Creditor – Contingent (Note 30)	2,829,168	1,070,760
Creditor - Control (Note 29)	875,225	875,225
Creditor - fiscal (Note 29)	12,659,282	11,917,482
Total Memo Accounts	$29,557,821	26,419,404

LUIS CARLOS SARMIENTO GUTIERREZ President	MARIA EDITH GONZALEZ FLOREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013

Individual Income Statement
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos except earnings per share)

	31 December	30 June
Operating Revenues (Notes 24 and 25)
Interest (Note 24)	$25,923	36,220
Financial Returns (Note 25)	252	145
Income–Participation Method - Net (Notes 5 and 24)	833,001	825,729
Recoveries from Equity changes (Notes 5 y 24)	54,185	18,069
Total Operating Revenues	913,361	880,163
Loss-Participation Method from changes in Equity (Notes 5 and 24)	205	35,319
Gross Profit	913,156	844,844
Operating, sales and administration expenses (Notes 24 and 25):
Personnel expenses	11,524	9,901
Fees:	4,603	8,567
Industry and Commerce	5,148	5,128
Tax on financial transactions	2,656	3,667
VAT - deductible	4	1,127
Rentals (Note 24)	371	360
Contributions and memberships	178	151
Insurance	0	4
Services	665	593
Legal expenses	12	8
Maintenance and repairs	108	29
Fittings and installation	69	8
Travel expenses	112	123
Depreciations	113	91
Amortization of intangibles (Notes 8 and 24)	5,962	5,552
Amortization of deferred assets (Note 9)	11,639	11,619
Reserve - Negotiable Investments (Note 4)	-	3
Operational expenses- sales	1,942	563
Sundry	241	214
Total operating, sales and administration expenses	45,347	47,708
Operating Profit	867,809	797,136
Non-Operating Revenues (Notes 24 and 26)
FX Differential	4	57
Fees	19,814	21,938
Services	2	2
Recoveries	2	-
Reimbursement of other costs	90	119
	19,912	22,116
Non-operating expenses (Notes 24 and 26)
Financial Expenses	79,285	90,590
Sundry	2	52
	79,287	90,642
Non-operating profit - Net	(59,375)	(68,526)
Earnings before Income Tax	808,434	728,610
Income and Complementary Tax (Note 27)	(6,036)	(6,036)
Earnings of the Period	$802,398	722,574
Earnings per Share (in Col Pesos) (Note 32)	$43.25	38.95

Please refer to the attached Notes to the Individual Financial Statements

LUIS CARLOS SARMIENTO GUTIERREZ President	MARIA EDITH GONZALEZ FLOREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013

Statement of Changes in Individual Shareholders Equity
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos except cash dividends and price of stock

		Capital Surplus
			Participation	Reserves
	Social capital	Premium on sale of stock	Method	Legal	temporary	Equity Revaluation	Earnings of the Period	Revaluations	Shareholders Equity
Balance at 31 December 2011	18,552	3,671,052	1,762,529	6,972	2,194,212	875,225	667,562	6,982,266	16,178,370
Reserve for future dividend distribution					667,562		(667,562)		-
For distribution of cash dividends
$3.60 per share and per month from April to September of 2012, both months included, over 18,551,766,453 common and preferred shares subscribed					(400,718)				(400,718)
Sale of Grupo Aval stock shares through Casa de Bolsa		602							602
Execution of warrant on shares		13							13
Application of Equity Participation Method			(653,632)						(653,632)
Revaluation-Investments (Notes 5 and 10)								1,190,281	1,190,281
Earnings of the Period							722,574		722,574
Balance at 30 June 2012	$18,552	3,671,667	1,108,897	6,972	2,461,056	875,225	722,574	8,172,547	17,037,490
Reserve for future dividend distribution					720,270		(720,270)		-
Increase in Legal Reserve				2,304			(2,304)		-
For distribution of cash dividends of
$4.00 per share and per month from October 2012 through March 2013, both months included, over 18,551,766,453 common and preferred shares subscribed					(445,242)				(445,242)
Application of Equity Participation Method			569,342						569,342
Revaluation-Investments(Notes 5 and 10)								(433,681)	(433,681)
Earnings of the Period							802,398		802,398
Balance at 31 December 2012	$18,552	3,671,667	1,678,239	9,276	2,736,084	875,225	802,398	7,738,866	17,530,307

LUIS CARLOS SARMIENTO GUTIERREZ President	MARIA EDITH GONZALEZ FLOREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013

Statement of Changes in Individual Financial Situation
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos)

	31 December	30 June
Uses of Working Capital:
Earnings of the Period	$802,398	722,574
Items that do not use Working Capital:
Amortization of Goodwill	5,962	5,552
Amortization of deferred charges	11,639	11,619
Depreciation of property, plant and equipment	113	91
Income under equity Participation Method	(833,001)	(825,729)
Recoveries from Equity changes	(54,185)	(18,069)
Loss- participation Method from Equity changes	205	35,319
Reserve – Negotiable Investments	-	3
Working Capital used in Operations	(66,869)	(68,640)
Dividends received during the period	386,981	366,560
Increase in financial obligations	-	65,000
Premium on sale of stock	-	615
(Decrease) in Equity Tax	(5,732)	(5,732)
	$314,380	357,803
Uses of Working Capital
Increase in Working Capital	(436,570)	(476,380)
Increase in deferred charges	11,373	898
Increase in permanent investments - Net	20,592	25,190
Increase in properties, plant and equipment	149	149
Decrease in financial obligations	273,594	407,228
Dividends decreed	445,242	400,718
	$314,380	357,803
Changes in components of Working capital:
Increase (decrease) in current assets:
Readily Available	(263,404)	(510,158)
Negotiable Investments	6,466	1,728
Debtors	7,599	(2,194)
Deferred charges – short term	(11,353)	(785)
	(260,692)	(511,409)
(Increase) decrease in current liabilities:
Short term financial obligations	(270,761)	(51,858)
Suppliers	(227)	439
Accounts Payable	(25,097)	(992)
Taxes, dues and levies	(11,521)	(644)
Labor related debt	(372)	202
Estimated liabilities and reserves	6,197	(7,368)
Bonds outstanding	125,750	94,700
Other liabilities	153	550
	(175,878)	35,029
Increase in Working Capital	$(436,570)	(476,380)

Please refer to the attached Notes to the Individual Financial Statements

LUIS CARLOS SARMIENTO GUTIERREZ President	MARIA EDITH GONZALEZ FLOREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013

38

Statement of Individual cash Flows
For the semester ended 31 December and 30 June 2012
(Figures in Million Pesos)

	31 December	30 June
Cash flow from operating activity:
Earnings of the period	$802,398	722,574
Conciliation between earnings of the period and net cash used in operating activity:
Amortization of Goodwill	5,962	5,552
Depreciation of properties, plant and equipment	113	91
(Increase) in negotiable investments	(6,466)	(1,728)
Acquisition of investments	(20,592)	(25,190)
Dividends received during the Period	386,981	366,560
Income under Equity Participation Method	(833,001)	(825,729)
Recoveries from Equity changes	(54,185)	(18,069)
Loss- Equity Participation from equity changes	205	35,319
(Increase) in deferred charges	(21)	(111)
Amortization of deferred charges	11,639	11,619
(Increase) decrease in accounts receivable	(3,588)	7,149
(Increase) in prepaid taxes and contributions - Net	(4,011)	(4,954)
Decrease in liabilities (suppliers, taxes, accounts receivable, labor related obligations, other liabilities, estimated liabilities and reserves) – Net	165	(6,447)
Cash used in operating activity - Net	285,599	266,636
Cash flow from investment activity:
Acquisition of property, plant and equipment	(149)	(149)
Cash from investment activity - Net	(149)	(149)
Cash flow from financing activity:
Dividends paid	(420,270)	(392,190)
Bank loans	-	65,000
Payment of bank loans	(2,833)	(355,370)
Payment of Bonds outstanding	(125,751)	(94,700)
Premium on sale of stock	-	615
Cash used in financing activity - Net	(548,854)	(776,645)
Reduction in cash holdings and cash equivalents	(263,404)	(510,158)
Cash holdings at the beginning of the semester	1,079,732	1,589,890
Cash holdings at the end of the semester	$816,328	1,079,732

Please refer to the attached Notes to the Individual Financial Statements

LUIS CARLOS SARMIENTO GUTIERREZ President	MARIA EDITH GONZALEZ FLOREZ Accountant CPA. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013)

39

40

Notes to the Individual Financial Statements
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos)

(1)	The Economic Entity

Grupo Aval Acciones y Valores S.A. is a private holding company incorporated by means of Public Deed No 43 of 7 January 1994 and it is domiciled in Bogota.

Its social objective is the purchase and sale of stocks, bonds and securities of entities of the financial system and other commercial institutions.  In due development of such social objective, company may acquire and negotiate all sorts of securities freely negotiated in the market and other securities in general; promote the creation of all sorts of companies with similar or complementary interests to its social objective; represent natural or legal persons that engage in similar or complementary activities to those mentioned above; take or surrender monies by reason of loans with or without interest; place its real estate and movable properties as guarantees or under administration; issue, endorse, acquire, protest, cancel or pay drafts, checks, promissory notes or any other securities or accept them or give them in payment and to execute or engage in general in exchange contracts in all of its modalities and expressions or in similar activities, parallel or complementary.

Duration of the company, as established in its by-laws is 23 may 2044 but it may either be dissolved or extended prior to such date.

(2)	Principal Accounting Practices

(a)	Basic Policies

Accounting practices and policies for preparation of the financial statements of the company are in accordance with accounting principles generally accepted in Colombia and to the requirements established by the Financial Superintendence of Colombia.

(b)	Investments

Investments are represented by securities and other documents against other economic entities, acquired to earn variable or fixed income.

Classification

-
In accordance with their respective intention, investments are either classified as negotiable or permanent; the latter, in turn, are classified on the basis of control exerted on the issuer as either controlling or non-controlling.

-	In accordance with income generated, investments are of either fixed or variable income.

Accounting

Fixed income variable investments are booked at cost.

-
When pertinent, said cost must be adjusted to realizable value through provisions or revaluation. If realizable value is higherthan book cost, the difference causes an entry by revaluation during the exercise, which carried in books against therevaluation surplus. If realizable value is lower than book cost, the difference will first have an effect on valuation and if higher the defect will be registered as a provision against the results of the period.

-
Controlling Permanent Investments are accounted for under the “Equity Participation Method”, an accounting procedurethrough which an investment is initially recorded at cost and later on increased or reduced in value on the basis of changesin shareholder equity of the Subordinate Company.

As of 18 August 2005, after issuance of Joint Memorandum No. 011 of the former Superintendence of Securities (currently the Superintendence of Finance of Colombia) and 06 in the event that subordinate company registers positive variation in equity account of future exercises, a loss recorded due to changes in shareholder equity of the subordinate may be recognized as income for purposes recovery of deductions up to an amount equal to the expense initially recorded; if variations exceed the value of the initially recorded expense, the resulting difference will be accounted under the surplus of the equity participation method. The result from application of this formula was the recovery, at respectively, 31 December 2012 and 30 June 2012, of Col$54,185 and Col $18,069.

41

Revaluation of Permanent Investments

The historic cost of investments of the economic entity in public liability or assimilated companies includes the amounts directly involved in their acquisition. The acquisition cost is to be incremented or decreased according to the participation percentage corresponding to the investor upon subsequent variations of the equity holdings of the respective issuer.

Should the value of the investment be higher that its book value, such difference is a revaluation of the investment. Its value must be registered in the revaluations account and its counter entry as a component of equity holdings of the investor, through an increase in the revaluation surplus.

Should the realizable value of the investment be lower than its book value, such difference is a devaluation of the investment. In such case such devaluation is to be booked as an item in the devaluation account and its counter item is booked in the equity account, affecting revaluation surplus as a lower value in both accounts.

-
Shares acquired in escision processes are booked at the amount received. Revaluations or devaluation resulting from differences between their intrinsic value and the value for which they are received (traded value) are booked in the revaluations account and its counter entry against the revaluation surplus for later booking as  a higher value of the investment in the sub-account Equity Participation with counter entry against the account surplus under equity revaluation method. Revaluations originated from the difference between the costs of the investment received and its intrinsic value is booked in the revaluations account with counter entry in the account revaluation surplus, thereafter remaining in these accounts.

Later on application is made of the equity participation method on the basis of the financial statements of the subordinate company and the new participation percentage in such company, where the intrinsic value of the investment is taken as its cost at the instance of the escision.

For the second semester of 2011, Company, after consultation with supervision authorities (The Financial Superintendence of Colombia, and the Superintendence of Corporations) has opted for accounting of revaluations and/or devaluations of investments in controlled entities at realizable value notwithstanding application of the equity participation method for the accounting registration of such investments, which according to dispositions under Article 61 of Decree 2649 of 1993 and Joint Memorandum 011 of 18 August 2005 issued by the Superintendence of Securities (currently the Superintendence of finance) are carried at intrinsic value at the closing of each period.

The difference between the intrinsic share value (equity participation method) and its realizable value, determined as established under current applicable regulations, constitutes either a revaluation or devaluation which is to affect the financial statements according to the duty to disclose, completely and truly, the general condition of the business and the equity condition of the entrepreneur (Articles 48 and 52 of the Code of Commerce) and to accounting norms generally accepted, particularly the principle of valuation (Article 10 of Decree 2649 of 1993) and to the ethical rule on investments (Article 61, ibídem).

The realizable or market value of an investment is defined in Article 10 of Decree 2649 of 1993 as that which represents the cash value, or its equivalent, into which an asset is expected to be converted in the regular course of business. Article 61 of said Decree defines Realizable Value of variable income investments as the average of the representative quote at the securities exchanges during the last month and, should this not be possible, as its intrinsic value.

(c)	Debtors
Represents rights arising from loans, dividends receivable and other credit transactions

(d)	Properties, Plant and Equipment
Properties, Plant and Equipment are booked at cost. Depreciation is calculated under the straight line method depending on the useful life of the asset. Useful life for office equipment is ten (10) years and computer equipment is five (5) years.

(e)	Intangibles
Includes assets property of the economic entity that though lacking physical nature implies a right or privilege opposable to third parties, other than those derived from other assets

(f)	Goodwill
Registers additional amounts paid –over book value – on occasion of the acquisition of stock shares.

Mercantile credit received from the purchase of shares in Corporacion de Ahorro y Vivienda AHORRAMAS S.A.; currently Banco Comercial AV Villas S.A. is amortized, straight-line, in ten (10) years, as determined since its acquisition and other mercantile credit acquired through purchase of shares in September and December of 2007  is amortized in 36 and 33 months, respectively.

42

Mercantile credit acquired through the purchase of shares of Banco Popular S.A. and Banco de Occidente S.A. conducted by Grupo Aval Acciones y Valores S.A., is amortized under the “Reverse of the Sum of the Digits” method during a period of twenty (20) years.

(g)	Deferred Charges
Deferred charges correspond to cash outlays for acquisition of computer programs, research and investigations; these are amortized over a period no longer than three (3) years; advertising expenses by reason of the issuance and placement of stocks are amortized over two (2) years.

(h)	Revaluations
This account represents revaluations and devaluations in stock companies under processes of escision, resulting from the difference between acquisition cost and intrinsic value. Commencing on 31 December 2011, this account includes revaluations in investments in controlled companies, resulting from differences between intrinsic value and realizable value (please refer to literal (b) above).

(i)	Estimated Liabilities and reserves
Company registers reserves for recognition of the value of costs and expenses which exact amount is unknown but which for accounting and financial purposes must be timely accrues in accordance with estimates. The accounting registry is caused affecting the related expense against a liability in reserves. Reserves are caused by reason of purchases and services already performed and that as of the date of these financial statements have not been invoiced.

(j)	Memo Accounts
Company registers in Memo Accounts those events, circumstances, commitments or contracts from which it may generate rights or obligations and that, as a result, pay have effects on its financial structure. It also includes accounts for control of assets, liabilities and equity, management information or control of future financial situations and differences between accounting records and tax declarations.

(k)	Income Recognition
Interest income, financial returns and dividends are recognized as accrued. Income under the equity participation method and income resulting from equity changes are registered monthly in accordance with standing accounting policy for investments in subordinated companies as explained in literal (b)-investments.

(l)	Net earnings Per Share
For determination of net earnings per share, Company uses a ratio of total net earnings for the period to total shares outstanding which at the closing of 31 December and 30 June 2012 totaled 18,551,766,453 shares.

(m)	Relative Importance or Materiality
Economic facts are recognized and presented according to their relative importance. In the preparation of financial statements, materiality is determined regarding total current assets and total current liabilities, total assets, total liabilities, shareholders equity, working capital or results of the period, as the case may be.

(n)	Transactions in Foreign Currency
Transactions in foreign currency are recorded in Colombian pesos at the Exchange rate applicable for the date of the transaction. The current account balance in foreign currency as of 31 December and 30 June 2012 is converted to Colombian pesos at market representative rate, in Colombian pesos, of respectively, Col $1,768.23 and Col$1,784.60 for each United States dollar. The foreign exchange differential resulting from adjustment of assets and liabilities is charged to income statement.

(o)	Related Entities
Assets, liabilities and transactions with companies of Grupo Aval Acciones y Valores S.A. (also owner of the parent company) are presented as with related entities.

Taxes, dues and levies – Income Tax
Expense by reason of current income taxi s calculated on the basis of presumptive income.

Equity Tax
According to legal dispositions regulatory of accounting principles generally accepted in Colombia, Company opted for registration of standing equity tax, along with the surcharge, against the equity revaluation account and so accrued the total amount due under this tax charge, which effect applies through 2014.

43

(3)	Readily Available Funds

Breakdown of readily available funds in domestic currency is as follows:

	31 December	30 June
Cash	$1	1
Banks
Domestic	9,460	1,886
Foreign (1)	2	2
Savings Accounts	806,865	1,077,843
	$816,328	1,079,732

(1)
Include balance outstanding, denominated in United States dollars, at a demand deposit account in Banco de Bogota-Panama in the amount of US$1,001.44 at 31 December and 30 June 2012. Included in Note 24 - c) Readily Available Funds

There are no restrictions of any nature over this caption

(4)	Negotiable Investments - Net

Breakdown of negotiable investments is as follows:

	31 December	30 June
Fiduciary Rights:
Fiduciaria Bogota	$21	37
Fiduciaria Corficolombiana	8,277	1,795
	$8,298	1,832

(5)	Permanent Investments - Net

Value of permanent investments is as follows:

	Percentage Ownership		Number of Shares		Book Value
In controlled entities	31 December	30 June	31 December	30 June	31 December	30 June
Banco de Bogota S.A.	64.44%	64.44%	184,830,376	184,830,376	$5,686,382	5,036,474
Banco de Occidente S.A.	68.24%	68.24%	106,385,430	106,385,430	2,256,851	2,064,699
Banco Comercial AV Villas S.A.	79.85%	79.85%	179,453,557	179,453,557	854,015	772,932
Sociedad Administradora de Fondo de Pensiones y Cesantias Porvenir S.A. (1) (*)	20.00%	20.00%	15,994,319	15,085,589	163,146	143,600
Banco Popular S.A.	93.73%	93.73%	7,241,296,738	7,241,296,738	1,698,802	1,513,475
Grupo Aval Limited (2) (*)	100.00%	100.00%	1	1	(61,063)	(22,994)
Grupo Aval International Limited (3) (*)	100.00%	0.00%	1	-	(14)	-
					$10,598,119	9,508,186

As of 31 December and  30  June 2012 there were no restrictions over these investments
(1)
In the first semester of 2012 393,686 shares were received with par value of Col $8,110 corresponding to capitalization of retained earnings. During the second semester of  2012 908,730 shares were 20.592 received as capitalization of retained earnings.

(2)	On 23 January 2012, Grupo Aval Limited was incorporated as a Cayman Islands affiliate
(3)	On 8 October 2012, Grupo Aval International Limited was incorporated as a Cayman Islands affiliate

44

Equity Participation Method
Below is a detailed presentation of assets, liabilities and equity holdings of the controlled entities, audited by independent public accountants, registered under the equity participation method, homogenized through application of accounting principles:

31 December
Entity	Assets	Liabilities	Shareholders Equity
			Social Capital	Reserves	Capital Surplus	Retained Earnings	Earnings of The Period	Total Equity
Banco de Bogota S.A	$49,015,951	40,191,322	2,868	5,651,276	2,743,517	(238,870)	665,838	8,824,629
Banco de Occidente S.A	23,438,384	20,131,141	4,677	2,111,541	920,593	6,660	263,773	3,307,243
Banco Comercial Av Villas S.A	8,821,281	7,751,790	22,473	677,221	344,182.60	(67,554)	93,168	1,069,491
Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. (1)	928,420	112,730	79,968	552,763	105,365	(26,449)	104,043	815,690
Banco Popular S.A.	14,906,446	12,878,856	77,253	1,173,817	598,073	242	178,205	2,027,590
Grupo Aval Limited (2) (*)	2,812,316	2,873,378	-	(22,783)	22,783	(22,783)	(38,279)	(61,063)
Grupo Aval International Limited (3) (*)	70,967	70,981	-	-	-	-	(14)	(14)
	$99,993,764	84,010,198	187,240	10,143,835	4,734,513	(348,755)	1,266,734	15,983,566
30 June
Entity	Assets	Liabilities	Shareholders Equity
			Social Capital	Reserves	Capital Surplus	Retained Earnings	Earnings of The Period	Total Equity
Banco de Bogota S.A	$45,872,285	38,056,240	3,827	2,695,297	4,727,753	(294,758)	683,926	7,816,045
Banco de Occidente S.A	22,185,169	19,159,510	4,677	1,265,867	1,443,723	73,239	238,153	3,025,659
Banco Comercial Av Villas S.A	8,197,720	7,229,771	22,473	466,416	465,172	(60,225)	74,113	967,949
Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. (1) (*)	956,911	238,943	75,424	66,506	495,935	(24,240)	104,343	717,968
Banco Popular S.A.	14,599,512	12,769,636	77,253	1,019,809	632,533	(76,229)	176,510	1,829,876
Grupo Aval Limited (2) (*)	1,071,727	1,094,721	-	-	-	-	(22,994)	(22,994)
Grupo Aval International Limited (3) (*)	-		-	-	-	-	-	-
	$92,883,324	78,548,821	183,654	5,513,895	7,765,116	(382,213)	1,254,051	14,334,503

(*) Please refer to explanation in Page No. 52

The effect of the increase (decrease) in income statement accounts and capital surplus resulting from application of the equity participation method to the equity holdings of the parent company is as follows.

	31 December	30 June
Income from application of equity participation method at affiliates (1)	$833,001	825,729
Earningsfrom recovery of prior periods expenses due to changes in equity hldings (1)	54,185	18,069
Loss caused by changes in equity holdings of affiliates(2)	(205)	(35,319)
Net effect on Income Statement	886,981	800,479
Deficit (Surplus) for the semester orignated from equity changes at affiliates	$(569,342)	(653,632)

(1) Included in Note 24 – Income – Equity Participation Method – Recoveries from equity changes
(2) Included in Note 24 – Loss under Equity Participation Method due to equity changes

45

Homogenization of Balance Sheets of Subordinate entities

Adhering to the criteria of the Joint Memorandum No. 6 of the Superintendence of Corporations and No. 011 of 2005 of the Financial Superintendence of Colombia, homogenization was carried through of accounting methods at those entities recognized for application of the equity participation method and which are ruled by regulations issued by the Financial Superintendence of Colombia for application by supervised entities.

	31 December				30 June
Legal Name	Assets	Liabilities	Equity	Earnings of The Period	Assets	Liabilities	Equity	Earnings of The Period
Banco de Bogota S.A.
Decree 2649 of 1993	49,015,951	40,191,322	8,824,629	665,838	45,872,285	38,056,240	7,816,045	683,926
Regulation for Supervised	49,588,722	40,191,322	9,397,400	733,156	46,407,275	38,056,240	8,351,035	617,692
Variation	(572,771)	-	(572,771)	(67,318)	(534,990)	-	(534,990)	66,234
Banco de Occidente S.A.
Decree 2649 of 1993	23,438,384	20,131,141	3,307,243	263,773	22,185,169	19,159,510	3,025,659	238,153
Regulation for Supervised	23,610,192	20,131,141	3,479,051	287,510	22,267,995	19,159,510	3,108,485	223,616
Variation	(171,807)	-	(171,807)	(23,737)	(82,826)	-	(82,826)	14,537
Banco Comercial Av Villas S.A.
Decree 2649 of 1993	8,821,281	7,751,790	1,069,491	93,168	8,197,720	7,229,771	967,949	74,113
Regulation for Supervised	8,885,497	7,753,476	1,132,021	90,730	8,216,496	7,229,771	986,725	81,442
Variation	(64,217)	(1,686)	(62,530)	2,438	(18,776)	-	(18,776)	(7,329)
Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. (1) (*)
Decree 2649 of 1993	928,420	112,730	815,690	104,043	956,911	238,943	717,968	104,343
Regulation for Supervised	912,724	112,730	799,994	105,307	929,608	238,943	690,665	106,552
Variation	15,696	-	15,695	(1,265)	27,303	-	27,303	(2,209)
Banco Popular S.A.
Decree 2649 of 1993	14,906,446	12,878,856	2,027,590	178,205	14,599,512	12,769,636	1,829,876	176,510
Regulation for Supervised	15,024,194	12,878,856	2,145,338	188,691	14,708,386	12,769,636	1,938,750	180,629
Variation	(117,748)	-	(117,748)	(10,486)	(108,874)	-	(108,874)	(4,119)
Grupo Aval Limited (2) (*)
Decree 2649 of 1993	2,812,316	2,873,378	(61,063)	(38,279)	1,071,727	1,094,721	(22,994)	(22,994)
Regulation for Supervised	2,812,316	2,873,378	(61,063)	(38,279)	1,071,727	1,094,721	(22,994)	(22,994)
Variation	-	-	-	-	-	-	-	-
Grupo Aval International Limited (3) (*)
Decree 2649 of 1993	70,967	70,981	(14)	(14)	-	-	-	-
Regulation for Supervised	90,419	101,619	(11,200)	(11,200)	-	-	-	-
Variation	(19,452)	(30,638)	11,186	11,186	-	-	-	-
Effects of Homogenization	(930,299)	(32,324)	(897,975)	(89,181)	(718,163)	-	(718,163)	67,114

(*) Please refer to explanation in Page No. 52

46

(6)	Short term debtors

	31 December	30 June
Dividends: (1)
Banco de Bogota S.A.	$89,273	83,728
Banco de Occidente S.A.	36,703	35,427
Banco Popular S.A.	42,144	42,144
Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A.	-	2,380
	168,120	163,679
Fees (1)	-	826
	-	826
Advances:
Taxes and Contributions	8,967	4,955
Sundry Debtors:
Deposit Holders (1)	172	188
Accounts receivable EPS - Disability	6	19
Accounts Receivable on behalf of third parties	1	-
	9,146	5,162
	$177,266	169,667

(1) Included in Note 24 – Related Parties – Debtors

(7)	Properties, Plant and Equipment – Net

Breakdown of properties, plant and equipment is as follows:

	31 December	30 June
Office Equipment	$177	158
Computer equipment	1,319	1,191
	1,496	1,349
Less: Accumulated Depreciation	961	849
	$535	500

There are no restrictions over properties, plant and equipment; the Company does not own any conditional properties. Fixed assets correspond to computer and office equipment and have no revaluation since demerit is permanent.

(8)	Intangibles – Net

Breakdown of Intangibles is as follows:

	31 December	30 June
Goodwill Acquired – Net (1)	$411,992	417,954

(1) Included in Note 24 - c) Intangibles

47

Goodwill Acquired – Net
	31 December	30 June
Capitalization of AV Villas (1) on 17 September 2001 in the amount of Col $156,000 (1)
Number of shares acquired 72,289,157 at an intrinsic value of Col$1,577.54.	$41,961	41,961

Increase from acquisition of shares of Banco Popular (2) on 1 November 2005
In the amount of Col$168,629. Number of shares acquired 733,172,111 at an intrinsic value of Col $84.90	106,383	106,383

Increase from acquisition of shares of Banco Popular (2) on 21 December 2006
In the amount of Col$220,368. Number of shares acquired 733,620,000 at an intrinsic value of Col $94.98.	150,689	150,689

Increase from purchase of shares of Banco de Occidente (3) on 30 June 2007
In the amount of Col$36,060. Number of shares acquired 1,897,881 at an intrinsic value of Col $8,159.55.	20,574	20,574

Increase from acquisition of shares of Banco de Occidente (3) on 18 December 2007
In the amount of Col$29,735.1. Number of shares acquired 1,338,272 at an intrinsic value of Col $ 9,201.66	17,421	17,421

Increase from acquisition of shares of Banco Popular (2) on 13 June 2008
In the amount of Col$239,417.8. Number of shares acquired 901,894,321 at an intrinsic value of Col $101.01	148,317	148,317

Increase from acquisition of shares of Banco AV Villas (1) in July 2008
in the amount of Col$432.8. Number of shares acquired 1 20,1 54 at an intrinsic value of Col $2,600.68.	120	120

Increase from the purchase of shares of Banco AV Villas (1) in August 2008
in the amount of Col $234.4. Number of shares acquired 65,01 0 at an intrinsic value of Col $2,648.69.	62	62

Increase from acquisition of shares of Banco AV Villas (1) in September 2008
in the amount of Col $776.4. Number of shares acquired 218,260 at an intrinsic value of Col $2,765.85.	173	173

Increase from purchase of shares of Banco AV Villas (1) efectuada in October 2008
in the amount of Col$871 .2. Number of shares acquired 242,007 at an intrinsic value of Col$2,668.47.	226	226

Increase from acquisition of shares of Banco AV Villas (1) in November 2008
in the amount of Col$18.8. Number of shares acquired 6,522 at an intrinsic value of Col $2, 676.68.	1	1

Increase from acquisition of shares of Banco AV Villas (1) in December 2008
in the amount of Col $422.7. Number of shares acquired 140,451 at an intrinsic value of Col $2,794.95.	30	30

Increase from acquisition of shares of Banco de Occidente (2) on 22 September 2011
in the amount of Col$13,693. Number of shares acquired 414,936 at an intrinsic value of Col $18,068.87	6,195	6,195

Accumulated Amortization	(74,198)	(68,646)
Amortization of the period
(Note24) Amortization of Goodwill Acquired	(5,962)	(5,552)
	$411,992	417,954

(1)	Amortization of goodwill in Banco AV Villas concluded in September 2011
(2)
Under dispositions in External Memorandum No. 011 of 18 August 2005 issued by the former Superintendence of Securities (currently the Financial Superintendence of Colombia) and on the basis of the fact that Company acquired control of Banco Popular S.A. though the signing of an agreement that gives Grupo Aval Acciones y Valores S.A. total and absolute representation of shares property of Rendifín S.A. en Liquidación in Banco Popular, accounting was recorded of goodwill acquired in each of these acquisitions.

(3)
 In compliance with dispositions in the External memorandum mentioned in the above paragraph and based on the fact that Company holds its investments in the long run, accounting took place of goodwill acquired. Information regarding intrinsic value is denominated in Colombian pesos. These transactions took place on 30 June and 18 December 2007

(4)
In September 2011, under dispositions in the aforementioned External Memorandum and based on the fact that company has control of Banco de Occidente and holds its investments for the long run, recording took place of goodwill acquired.

48

Amortization of Goodwill originated from the acquisition of shares of Banco Popular and Banco de Occidente is conducted over a twenty-year period through application of the method denominated “Reversal of the sum of the digits in the tenor”, according to the following chart

Period	Factor			Amount
		Banco Popular (1)	Banco Popular (2)	Banco de Occidente (3)	Banco de Occidente (4)	Banco de Occidente (5)
1	0.0047619048	$1,224	706	98	83	29
2	0.0095238095	2,448	1,413	196	166	59
3	0.0142857143	3,672	2,119	294	249	88
4	0.0190476190	4,897	2,825	392	332	118
5	0.0238095238	6,121	3,531	490	415	147
6	0.028571 4286	7,345	4,238	588	498	177
7	0.0333333333	8,569	4,944	686	581	206
8	0.0380952381	9,793	5,650	784	664	236
9	0.0428571429	11,017	6,356	882	747	265
10	0.0476190476	12,242	7,063	980	830	295
11	0.0523809524	13,466	7,769	1,078	913	325
12	0.0571428571	14,690	8,475	1,176	995	354
13	0.0619047619	15,914	9,182	1,274	1,078	384
14	0.0666666667	17,138	9,888	1,372	1,161	413
15	0.0714285714	18,362	10,594	1,469	1,244	443
16	0.0761904762	19,586	11,300	1,567	1,327	472
17	0.0809523810	20,811	12,007	1,665	1,410	502
18	0.0857142857	22,035	12,713	1,763	1,493	531
19	0.0904761905	23,259	13,419	1,861	1,576	561
20	0.0952380952	24,483	14,126	1,959	1,659	590
		$257,072	148,318	20,574	17,421	6,195

The initiation of each amortization period is as follows: (1) January 2007, (2) July 2008, (3) July 2007, (4) January 2008 and (5) September 2011

(9)	Deferred Charges – Net

Breakdown of deferred charges is as follows:

	31December	30 June
Current
Research and Investigation	$498	368
Computer programs	680	589
Licenses	6	0
Accumulated Amortization	(523)	(433)
Amortization for the period	(223)	(90)
Advertising and publicity (1)	10,383	10,383
Accumulated Amortization	(6,064)	(3,468)
Amortization for the period	(2,596)	(2,596)
Fees (1)	35,288	35,227
Accumulated Amortization	(17,583)	(8,761)
Amortization for the period	(8,822)	(8,822)
Total - Current	$11,044	22,397
Long Term
Research and Investigation	$281	411
Computer programs	25	99
Fees		- 61
Total – Long Term	306	571
Total Deferred Charges	$11.350	22,968

(1)	Deferred charges for Advertising and Publicity correspond to the issue and placement of shares that took place during the first semester of 2011 and will be amortized over a 24-month period

49

(10)	Revaluations:

For the semesters ended 31 December and 30 June 2012, Company has recognized revaluation of stock owned in controlled companies in the amounts of, respectively, Col $7,738,866 and Col$8,172,547of which, during the second semester of 2012, Col $433,681 on the basis of their realizable value and their book value under the equity participation method, as established in guidelines in the Single Accounts Plan for Merchants (Decree 2650 of 1993) which establishes that active account 1905- Revaluation of Investments, “Registers the favorable difference between the realizable value and book value of investments property of the economic entity that have been acquired seeking compliance with legal dispositions or in order to hold a secondary liquidity source, just as those acquired for permanent hold”.

For these effects, the market value of the shares is calculated taking into account the guidelines set in Articles 10 and 61 of Decree 2649 of 1993. Below follows presentation of realizable values, intrinsic values and revaluations as of 31 December and 30 June 2012:

			31 December
In controlled entities	Number of Shares A	Book Value of Investments B	Share Price C	Realizable Value A * C = D	Revaluations D - B
Banco de Bogota S.A.	184,830,376	$5,686,382	54,045.36	9,989,224	4,302,842
Banco de Occidente S.A.	106,385,430	2,256,851	31,608.83	3,362,719	1,105,868
Banco Comercial AV Villas S.A. common	179,192,996	852,775	7,100.00	1,272,270	419,495
Banco Comercial Av Villas S.A. -preferred	260,561	1,240	4,758.98	1,240	-
Banco Popular S.A. (2)	7,241,296,738	1,900,552	500.00	3,620,648	1,720,097
Sociedad Administradora de Fondo de
Pensiones y Cesantias Porvenir S.A.	15,994,319	163,146	10,200.23	163,146	-
Grupo Aval Limited	1	(61,063)	-	(61,063)	-
Grupo Aval International Limited	1	(14)	-	(11,200)	(11,186)
Sub-total		10,799,869		18,336,984	7,537,116
Banco Popular S.A.(2)		(201,750)			201,750	(*)
		$10,598,119			7,738,866

(2)	balance outstanding – Accumulated revaluations (F).Please refer to Summary of Escision

			30 June
In controlled entities	Number of Shares A	Book Value of Investments B	Share Price C	Realizable Value A * C = D	Revaluations D - B
Banco de Bogota S.A.	184,830,376	$5,036,474	50,037.36	9,248,425	4,211,951
Banco de Occidente S.A.	106,385,430	2,064,699	30,643.02	3,259,971	1,195,272
Banco Comercial Av Villas S.A. - common	179,192,996	771,810	7,980.00	1,429,960	658,151
Banco Comercial Av Villas S.A. - preferred	260,561	1,122	4,307.14	1,122	-
Banco Popular S.A.	7,241,296,738	1,715,225	500.00	3,620,648	1,905,423
Sociedad Administradora de Fondo de
Pensiones y Cesantias Porvenir S.A.	15,085,589	143,600	9,519.04	143,600	-
Grupo Aval Limited	1	(22,994)	-	(22.994)	-
Sub-total		9,709,936		17,680,732	7,970,797
Banco Popular S.A.(1)		(201,750)			201,750	(*)
		$9,508,186			8,172,547

(1)	balance outstanding – Accumulated revaluations (F).Please refer to Summary of Escision

(*)
In the process of escision undertaken in 2011 for 4,872,610,306 shares of Banco Popular S.A. by Rendifin S.A., Inversiones Escorial S.A. and Popular Securities in favor of Grupo Aval Acciones y Valores S.A., determination was made of the following revaluation account.

50

	31 December
Consolidated homogenized Equity Value of Banco Popular S.A. (as of May 2011) (A)	$1,789,264
Number of shares outstanding (B)	7,725,326,503
Intrinsic Value (in Colombian pesos (A/B)	232
Number of shares received by Aval under the escision (C)	1,514,163,994
Intrinsic value of shares acquired (D=(A/B)*(C))	350,696
Amount booked as cost (E)	681,374
Accrued Revaluation (D-E)	(330,678)
Outstanding balance-Accumulated revaluation (F)	$201,750	(*)

The effect from application of this mechanism corresponds to an increase in equity holdings of the Company between 31 December and 30 June 2012 in the amount of Col $433,681 as a result of accounting and disclosure of revaluation of investment in controlled entities.

(11)	Financial Obligations

Breakdown of financial obligations is as follows
Breakdown of financial obligations is as follows.

	31 December	30 June
Current
Bienes y Comercio S.A.	$92,117	48,000
Rendifin S.A.	263,239	36,595
	$355,356	84,595
Long Term
Rendifin S.A.	526,478	753,122
Bienes y Comercio S.A.	260,750	307,700
Adminegocios y Cía. S.C.A. (1)	8,333	8,333
	795,561	1,069,155
	$1,150,917	1,153,750

1) Included in Note 24 - a) Shareholders – Financial Obligations
Tenor of these obligations is five (5) years with two (2) years grace at a rate of DTF + 3 points, payable quarterly in arrears

(12)	Suppliers

Breakdown of the domestic suppliers account is as follows:

	31 December	30 June
Supply of administration services	$72	45
Services (1)	153	15
Properties, plant and equipment	64	2
	$289	62

1) Included in Note 24 - c) Entities in which Company has ownership stake equal to or higher than 10%. –Accounts receivable - Banco de Bogota Col$14

51

(13)	Accounts Payable

Breakdown of Accounts payable is as follows:
Breakdown of Accounts payable is as follows:

	31 December	30 June
Costs and Expenses Payable (1)	$19,295	19,230
Dividends and Participations (2)	293,454	268,481
Withholdings	885	770
Vat withheld	29	152
ICA withheld	126	123
Withholdings and contributions	352	286
Creditors under Portfolio AV Villas - Bienes y
Comercio S.A. (3)	1,480	1,482
	$315,621	290,524

(1) Included in Note 24 - a) Shareholders – Accounts payable – Interest -  Adminegocios y Cia. S.C.A Col$1 07.
(2) Included in Note 24 - a) Shareholders – Accounts Payable – Dividends - Adminegocios y Cia. S.C.A. Col$61,651;  Actiunidos S.A. Col $41,1 27.
(3) Includes amounts received by Grupo Aval Acciones y Valores S.A. totaling Col$1,365.8 for sale of assets received in lieu of payment.

(14)	Taxes, Dues and Levies

Breakdown of this account is as follows

	31 December	30 June
Current
Industry and Commerce	$1,594	1,636
Sales	568	1,077
Equity Tax	11,464	11,464
Income and Complementary Tax	12,072	-
	$25,698	14,177
Long Term
Equity Tax	$11,464	17,196

Equity Tax

Company has booked the whole equity tax with counter charge to the account of Revaluation of Shareholders Equity. Equity Tax accrued by Company during 2011 was Col $45,857 of which a total of Col$11,465 was paid in 2011 and Col$11,464 was paid in 2012.

Date of Payment	Equity Tax	Installment	Amount Paid	Accumulated Payments
May-11	Payment Installment 1	$ 5,733	5,733	5,733
Sept-11	Payment Installment 2	5,732	5,732	11,465
May-12	Payment Installment 3	5,732	5,732	17,197
Sept-12	Payment Installment 4	5,732	5,732	22,929
May-1 3	Payment Installment 5 (1)	5,732	-
Sept-13	Payment Installment 6 (1)	5,732	-
May-14	Payment Installment 7 (2)	5,732	-
Sept-14	Payment Installment 8 (2)	5,732	-
		$ 45,857	22,929
	(1) Current portion of Equity Tax	11,464
	(2) Long term portion equity Tax	11,464
		22,928
	Total Payments Due
	Amounts paid through 31December 2012	$22,929

52

(15)	Labor Related Obligations

Breakdown of labor related obligations is as follows:

	31 December	30 June
Consolidated severance	$225	-
Interest on consolidated severance	24	-
Consolidated vacations	837	714
	$1,086	714

(16)	Estimated Liabilities and Reserves

Outstanding balance of estimated liabilities and reserves is as follows:

	31 December	30 June
For Costs and Expenses	$1,171	1,107
For labor related obligations	-	225
For Income Tax (1)	-	6,036
	$1,171	7,368

(1)	This liability is reflected in Note 14 – Income and Complementary Tax

(17)	Other Liabilities

Breakdown of other liabilities is as follows:

	31 December	30 June
Prepayments and advances received from shareholders	$1,952	2,105

(18)	Bonds Outstanding

Following is breakdown of bonds issued:

Short Term:
Year 2009 - fourth issue (1)	$-	125,750
Sub-total - short-term	-	125,750
Long Term:
Year 2005 - third issue	100,000	100,000
Year 2009 - Fourth issue	624,249	624,250
Sub-total long term	724,249	724,250
Total	$724,249	850,000

(1) In compliance with established tenor, for placement of the “B” series Bonds in the fourth issue, capital amortization in the amount of Col$125,751 was made in December 2012.

53

Outstanding Bonds have the following features:

Third issue - 2005
Type of Security:	Common Bonds
Date of issue:	28 October 2005
Face value:	$ 1,000,000 (pesos) each
Authorized Amount:	$ 200,000
Amount issued:	$ 200,000
Series:	A
Tenor for redemption:	Six (6) and ten (10) years as of date of issue
Legal representative of Bond holders:	Fiduciaria Corredores Asociados FIDUCOR S.A.
Administrator:	Deposito Centralizado de Valores de Colombia DECEVAL S.A.
Yield:
Series A and B Bonds earn interest at a floating rate base don inflation(CPI) and principal will be fully redeemed at maturity.                                                        Yield reflects market conditions on the date of placement in fulfillment of conditions set by issuer in the issue and placement memorandum approved through Minutes No. 71 of 7 September 2005 of the Board of Directors

Fourth Issue - 2009
Type of Security:	Common Bonds
Date of issue:	3 December 2009
Face value:	$1,000,000 (pesos) each
Authorized Amount:	$ 750,000
Amount Issued:	$ 750,000
Series:	A y B
Tenor for redemption:	Three (3) and fifteen (15) years as of the date of issue
Legal Representative Of Bond holders:	Fiduciaria Corredores Asociados FIDUCOR S.A.
Administrator:	Deposito Centralizado de Valores de Colombia DEC EVAL S.A.
Yield:
Series B3 Bonds earn interest at a floating rate of DTF+1.14; Series A5, A7, A10 and A15 earn interest at a floating rate based on inflation (CPI) plus 3.69, 4.49, 4.84 y 5.20 points respectively and principal will be fully paid at maturity

(19)	Capital Social

As of 31 December and 30 de June de 2012 authorized capital was Col$120,000 represented in 120,000,000,000 shares with face value of one peso (Col$1) each.

At Shareholders Meeting held on 7 December 2010 approval was voted for an amendment of Company By-laws to allow the possibility of conversion of common shares into preferred dividend share. Said resolution was further approved by the Financial Superintendence of Colombia by means of Resolution No. 2443 of 23 December 2010. The exchange ratio so defined was 1 common for 1 preferred  dividend non-voting share. Shares may only be converted when so approves or authorizes, as the case may be, the General Shareholders Meeting.
Movement in subscribed and paid-in capital during the semester was as follows:

	31 December	30 June
Shares subscribed and paid	18,551,766,453	18,551,766,453
Shares subscribed and unpaid	-	-
Total Shares	18,551,766,453	18,551,766,453
Subscribed and Paid-in Capital	$18,552	18,552

54

Preferred Dividend Shares issued entitle holders to receive a preferential minimum dividend on the earnings of each period, after deduction of allocations legally required to increase legal reserve and prior to the creation or increase of any other capital reserve. The minimum preferential dividend is one peso (Col$1.00) per share and per semester provided that this preferential dividend is higher than dividends decreed on Common Shares; in a contrary situation, that is, if the minimum preferred dividend is not higher than dividend on Common Shares, each Preferred Share will be recognized the same dividend decreed for Common Shares. There shall be no accumulation of dividends. The right of conversion of common shares to preferred shares has been exercised over 67,298,895 shares during the second semester of 2012 and over 117,370,221 shares during the first semester of 2012.

(20)	Capital Surplus

Following is breakdown of the capital surplus account:

	31 December	30 June
Premium on sales of stock (1)	$3,671,667	3,671,667
Surplus – Equity Participation Method
Banco de Bogota S. A.	1,176,732	777,328
Banco de Occidente S. A.	413,186	327,625
Banco Popular S. A.	85,431	-
Sociedad Administradora de Fondos de
Pensiones y Cesantias Porvenir S.A.	2,679	3,944
Grupo Aval Limited	211	-
	1,678,239	1,108,897
	$5,349,906	4,780,564

(1)	Included in Note 24 – Capital Surplus

(21)	Reserves

Legal
According with legal dispositions, all companies must create a legal reserve through allocation of ten percent (10%) of net earnings of each period au to the amount of fifty percent (50%) of subscribed capital. This reserve may be reduced to less than fifty percent (50%) of subscribed capital when required to cover losses in excess of retained earnings.

Breakdown of the reserves account is as follows:

	31 December	30 June
Legal reserve	$9,276	6,972
Temporary reserve
At discretion of the highest corporate authority	2,736,084	2,461,056
	$2,745,360	2,468,028

(22)	Revaluation of Shareholders Equity

During the first semester of 2011 recording took place of equity tax in the amount of Col $45,857, an amount that covers payments during four years (2011-2014). At 31 December 2012 this item registered no movement

	31 December	30 June
On social capital	$53,081	53,081
On capital surplus	188,138	188,138
On Reserves	403,585	403,585
On retained earnings	90,891	90,891
On non-productive assets	2,100	2,100
On Surplus – Equity Participation Method	137,430	137,430
	$875,225	875,225

55

(23)	Surplus on Revaluation of Investments

Equity holdings of the Company between 31 December and 30 June 2012 b reason of changes in accounting policies and practices of Grupo Aval Acciones y Valores, as described in Note 10, increased in the amount of Col$433,681 resulting from the booking and disclosure of revaluation of investments in controlled companies.

	31 December	30 June
Banco de Bogota S.A.	$4,302,842	4,211,951
Banco de Occidente S.A.	1,105,868	1,195,272
Banco AV Villas S.A.	419,495	658,151
Banco Popular S.A.	1,921,847	2,107,173
Grupo Aval International Limited	(11,186)	-
	$7,738,866	8,172,547

(24)	Transactions with Related Parties

Related Parties are the main shareholders, members of Boards of Directors and Companies in which Grupo Aval Acciones y Valores S.A. holds investment stakes above ten percent (10%) or where there are interests of economic, administrative or financial nature. Also included in this category are companies in which shareholders or members of the Board of Directors have ownership participation higher than ten percent (10%).
Below follows presentation of outstanding balances at 31 December and 30 June 2012:

a)	Shareholders

Main outstanding balances of transactions engaged with shareholders are as follows:

	31 December	30 June
Financial Obligations:

Adminegocios y Cía. S.C.A. (1)	$8,333	8,333

(1) Included in Note 11; conditions applicable are also included in Note 11

	31 December	30 June
Accounts payable - Interest
Adminegocios y Cía. S.C.A.(2)	$107	108
	107	108
Dividends
Adminegocios y Cía. S.C.A. (2)	61,651	46,553
Actiunidos S.A. (2)	41,127	37,014
	102,778	83,567
Total Dividends and Interest	102,885	83,675

(2) Included in Note 13 – Accounts Payable

	31 December	30 June
Accounts payable - Interest
Adminegocios y Cía. S.C.A.(2)	$107	108
	107	108
Dividends
Adminegocios y Cía. S.C.A. (2)	61,651	46,553
Actiunidos S.A. (2)	41,127	37,014
	102,778	83,567
Total Dividends and Interest	102,885	83,675

(2) Included in Note 13 – Accounts Payable

56

b)	Members of the Board of Directors

Transactions engaged with Board members are as follows:

	31 December	30 June
Fees paid (1)	$213	239

1) Included in Note 25 – Operating Income and Expenses

c)	Companies in which Company holds ownership interest equal to or higher than 10%

Most relevant outstanding balances in transactions held with companies in which Company has ownership interest equal to or higher than 10% are as follows.

	31 December	30 June
Readily Available Funds:
Demand Deposit Accounts: (1)
Banco de Bogota S.A. (2)	$844	557
Banco de Occidente S.A.	7,986	787
Banco Comercial AV Villas S.A.	7	32
Banco Popular S.A.	625	513
	$9,462	1,889
Savings Accounts: (1)
Banco de Bogota S.A.	575,142	736,703
Banco de Occidente S.A.	159,118	222,852
Banco Comercial AV Villas S.A.	2,540	3,929
Banco Popular S.A.	70,066	114,359
	$806,866	1,077,843
Total Readily Available Funds	$816,328	1,079,732

(1) Included in Note 3 – Readily Available Funds
(2) Includes Col$2 in foreign currency converted to domestic currency according to accounting policy described in Note 2 (m).

	31 December	30 June
Debtors:
Dividends (3)
Banco de Bogota S.A.	$89,273	83,728
Banco de Occidente S.A.	36,703	35,427
Banco Popular S.A.	42,144	42,144
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	-	2,380
	$168,120	163,679
Fees
Banco Comercial AV Villas S.A.	-	826
	$-	826
Deposit Holders
Banco de Occidente S.A.	$172	188

(3) Included in Note 6 –Short Term debtors

	31 December	30 June
Negotiable Investments : (16)
Fiduciaria Bogota S.A.	21	37
Fiduciaria Corficolombiana S.A.	8,277	1,795
	$8,298	1,832

(4) Included in Note 4 – Negotiable Investments

57

	31 December	30 June
Permanent Investments (5)
Banco de Bogota S.A.	$5,686,382	5,036,474
Banco de Occidente S.A.	2,256,851	2,064,699
Banco Comercial AV Villas S.A.	854,015	772,932
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	163,146	143,600
Banco Popular S.A.	1,698,802	1,513,475
Grupo Aval Limited	(61,063)	(22,994)
Grupo Aval International Limited	(14)	-
	$10,598,119	9,508,186

(5) Included in Note 5 – Permanent Investments

	31 December	30 June
Intangibles: (6)
Goodwill Acquired
Banco de Occidente S.A.	$41,138	41,662
Banco Popular S.A.	370,854	376,292
	$411,992	417,954

(6) Included in Note Nota 8 - Intangibles

	31 December	30 June
Accounts Payable:
Banco de Bogota S.A. (7)	$14	-

(7) Included Note 12-Supliers

Capital Surplus:	31 December	30 June
Equity Participation Method (8)
Banco de Bogota S. A.	$1,176,732	777,328
Banco de Occidente S. A.	413,186	327,625
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	2,679	3,944
Banco Popular S. A.	85,431	-
Grupo Aval Limited	211	-
	$1,678,239	1,108,897
(8) Included in Note 20 – Capital Surplus
	31 December	30 June
Operating Income:
Interest Income (9)
Banco de Bogota S.A.	$18,787	24,686
Banco de Occidente S.A.	4,759	6,414
Banco Comercial AV Villas S.A.	102	1,888
Banco Popular S.A.	2,274	3,232
	$25,922	36,220

(9) Included in Note 25 – Operating Income and Expenses

58

	31 December	30 June
Income – Equity Participation Method: (10)
Banco de Bogota S.A.	$429,050	440,706
Banco de Occidente S.A.	179,998	162,515
Banco AV Villas S.A.	74,397	59,181
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	20,809	20,870
Banco Popular S.A.	167,040	165,451
Grupo Aval Limited	(38,279)	(22,994)
Grupo Aval International Limited	(14)	-
	$833,001	825,729

(10) Included in Note 5 – Permanent Investments ; Note 25 – Operating Income and Expenses

Recoveries from changes in equity holdings (11)

Banco AV Villas S.A.	$36,835	9,663
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	17,145	8,406
Grupo Aval Limited	205	-
	$54,185	18,069

(4) Included in Note 5 – Permanent Investments; Note 25 – Operating Income and Expenses

	31 December	30 June
Loss under Equity Participation Method due to equity changes (12)

Sociedad Administradora de Fondos de
Pensiones y Cesantias Porvenir S.A.	-	7,783
Banco Popular S.A.	-	17,145
Banco Comercial AV Villas S.A.	-	10,391
Grupo Aval Limited	205	-
	$205	35,319

(12) Included in Note 5 – Permanent Investments

Operating Expenses Rentals
	31 December	30 June
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	$242	235
Banco Comercial AV Villas S.A.	122	118
	$364	353

(13) Included in Note 25 – Operating Income and expenses

Amortization of Goodwill Acquired:(14)
	31 December	30 June

Banco de Occidente S.A.	$524	467
Banco Popular S.A.	$5,438	5,085
	$5,962	5,552

(14) Included in Note 8 - Intangibles

59

	31 December	30 June
Non-Operating Income (15)
Fees:

Banco de Bogota S.A.	$6,439	7,130
Banco de Occidente S.A.	4,458	4,936
Banco Comercial AV Villas S.A.	2,477	2,742
Banco Popular S.A.	3,963	4,388
Sociedad Administradora de
Fondos de Pensiones y Cesantias Porvenir S.A.	2,477	2,742
	$19,814	21,938

(15) Included in Note 26 – Non Operating Income and expenses

	31 December	30 June
Non-Operating Expenses (16)
Financial:
Banco de Bogota S.A.	$159	179
Banco Comercial AV Villas S.A.	1	27
Banco de Occidente S.A.	90	19
Banco Popular S.A.	1	7
	$251	232

(16) Included in Note 26 –Non Operating Income and expenses

As of 31 December and 30 June 2012, Company did not engage in transactions with its Administrators. Transactions developed with related companies were so under generally applicable market conditions for transactions of similar features and nature

60

(25)	Operating Income and Expenses

Breakdown of Operating income and expenses is as follows:

Operating Income:
Interest (1)	$25,923	36,220
Financial Returns	252	145
Equity Participation Method	833,001	825,729
Recoveries from equity changes	54,185	18,069
	$913,361	880,163
Operating Expenses:
Personnel expenses	$11,524	9,901
Fees
Board of Directors (2)	213	239
Fiscal Auditor	45	21
Legal Counseling	434	1,533
Financial Counseling	301	3,956
Technical Counseling	554	2,818
Other	3,056	0
	4,603	8,567
Taxes
Industry and Commerce	5,148	5,128
Financial Transactions	2,656	3,667
Vat - deductible	4	1,127
	7,808	9,922
Rentals
Real Estate (3)	364	353
Computer Equipment	7	7
	371	360
Contributions and memberships	178	151
Insurance	-	4
Services	665	593
Legal expenses	12	8
Maintenance and Repairs	108	29
Fittings and Installation	69	8
Travel expenses	112	123
Depreciation	113	91
Amortization of Intangibles	5,962	5,552
Amortization of deferred assets	11,639	11,619
Reserve – Negotiable investments	-	3
Operational sales expenses	1,942	563
Sundry	241	214
	$45,347	47,708

(1)  Included in Note 24 - c) Operating Income
(2) Included in Note 24 - b)Members of the Board of Directors
(3) Included in Note 24 - c) Rental expenses

61

(26)	Non-Operating Income and expenses

Following is breakdown of non-operating income and expenses for the semesters ended on:

	31 December	30 June
Fees:(1)
Banco de Bogota S.A.	$6,439	7,130
Banco de Occidente S.A.	4,458	4,936
Banco AV Villas S.A.	2,477	2,742
Banco Popular S.A.	3,963	4,388
Sociedad Administradora de
Fondo de Pensiones y Cesantias Porvenir S.A.	2,477	2,742
	$19,814	21,938
Services
Corporacion Publicitaria S.A.	2	2
	2	2
Recoveries:
Reimbursement of other costs	90	119
Other recoveries	2	-
	92	119
Foreign Exchange differential	4	57
	$19,912	22,116
(1) Included in Note 24 - c) Non-operating Income

62

Following is breakdown of non.-operating expenses for the semesters ended on

	31 December	30 June
Financial
Banking expenses(1)	$5	28
Fees (2)	354	360
Foreign Exchange differential	13	9
	372	397
Interest
Bonds	30,490	34,679
Financial Obligations - Bienes y Comercio	14,853	14,389
Financial Obligations - Adminegocios(3)	350	8,899
Financial Obligations -Rendifin	33,219	32,226
Interest / Other	1	0
	78,913	90,193
	79,285	90,590
Sundry
Extraordinary expenses	-	31
Extraordinary Expenses DIAN	-	7
Guarantee Enforcement Process	-	14
Donations	2	-
	2	52
	$79,287	90,642

(1)      Included in Note 24 – Non-Operating Expenses – Financial - Banco de Bogota Col$2;  AV Villas Col$1;  Occidente Col$1; Popular Col$1
(2)     Included in Note 24 – Non-Operating expenses – Financial- Banco de Bogota Col$157;  Occidente Col$89
(3)     Included in Note 24 a) Shareholders – Financial expenses

63

(27)	Income and Complementary Tax

Below follows conciliation of accounting earnings and estimated  net earnings for the semesters ended 31 December and 30 June 2012

	31 December	30 June
Earnings before Income Tax	$808,434	728,610
Plus (Less) items that increase or
(Reduce) fiscal earnings:
Recoveries	(54,185)	(18,069)
Income – Equity Participation Method	(833,001)	(825,729)
Loss – equity Participation Method	205	35,319
Tax on Financial transactions	1,992	2,750
Non-deductible expenses (Art. 13 Law 788/02)	94,845	95,406
Expenses and reserves –Non deductible	-	3
Net Taxable Earnings	$18,290	18,290
Presumptive Earnings	18,291	18,291
Current Income Tax (33%)	$6,036	6,036

Conciliation of accounting equity and fiscal equity:
At 31 December 2012 and 30 June 2012 accounting equity differs from fiscal equity by reason of the following

	31 December	30 June
Accounting Equity	$17,530,307	17,037,490
Plus (less) items that increase (decrease) fiscal equity:
Lower cost of investments	(4,552,535)	(3,432,626)
Intangibles-goodwill	196,186	190,224
Revaluations	(7,537,116)	(7,970,797)
Estimated Liabilities and Reserves	1,171	7,368
Fiscal Equity	$5,638,013	5,831,659

Grupo Aval is subject to payment of equity tax and of the surcharge created for 2011 through Law 1370 of 2009 and Legislative Decree 4825 de 2010 at a rate of 6%, liquidated on equity holdings at 1st January 2011. Pursuant to accounting of this charges, according to the aforementioned regulations the Company adopted the policy of charging their whole value against the account of equity revaluation.

The Colombian Congress issued Law 1607 of 26 December 2012 introducing important reforms to the Colombian tax systems, mainly:

•
Income tax rate declines from 33% to 25% commencing in 2013 and a new tax, denominated tax for equality (CREE) is created at a rate of  9% between 2013 and 2015 and of 8% commencing on 2016; review of items included in calculation of the taxable base incorporates several differences when compared to calculation of taxes on regular income.

•
Taxpayers of CREE are not obligated to make SENA and ICBF contributions corresponding to employees making less than 10 minimum legal monthly salaries per month; this exoneration is also applicable to cont4ributionsto the overall health regime commencing in January 2014.

•	Introduction takes place of the concept of “permanent establishment” understood as a permanent location at which a foreign company carries out its business activity.

•	Amendment is made to calculation of taxable and non-taxable earnings of companies that make dividend payments to their shareholders and partners.

•
New rules are created on the transfer price regime. Amongst them, enlargement of the scope for application to operations with related economic parties located at duty free zones and the regulation of some operations of taxpayers with foreign companies linked to a permanent establishment in Colombia or abroad.

64

(28)	Memo Accounts – Fiscal

Following is breakdown of memo accounts - fiscal:

	31 December	30 June
Difference between accounting and fiscal value
Investments	4,552,535	3,432,626
Intangibles	196,186	190,224
Revaluations	7,537,116	7,970,797
	$12,285,837	11,593,647

(29)	Memo Accounts – Control

Following is Breakdown of memo accounts – control:

	31 December	30 June
Debtors - control
Control-Loss Equity Participation Method	$23,151	77,132
Inflation Adjustment - assets	885,158	885,158
	908,309	962,290
Creditor - Control Inflation adjustments - Equity
	$875,225	875,225
Creditor – Equity Holdings
Difference between accounting and fiscal value
Equity	$11,892,294	11,205,831
Net earnings	765,817	704,284
Liabilities	1,171	7,367
	$12,659,282	11,917,482

(30)	Creditor Memo Accounts – Contingents

Following is breakdown of creditor memo accounts - contingents:

	31 December	30 June
Guarantee- Bond Issue by Grupo Aval Limited
25 January 2012	$1,060,938	1,070,760
19 September 2012	1,768,230	-
	2,829,168	1,070,760

65

(31)	Financial ratios

Financial ratios for the semesters then ended are as follows:
	31 December	30 June
Liquidity Ratio
Current Assets	1.44	2.42
Current Liabilities

Return on Assets
Net Earnings
Total Assets	4.06%	3.73%

Return on Equity
Net earnings
Total Shareholders Equity	4.58%	4.24%

Leverage
Total Liabilities Total Shareholders Equity	12.73%	13.71%

Operating Efficiency
Operating Expenses Total Assets	0.23%	0.25%

Working Capital
Current Assets – Current Liabilities	$311,763	748,333

Solvency
Shareholders Equity Total Assets	88.70%	87.94%

Operating Margin
Operating Profit	95.01%	90.57%
Operating Income

Liquidity ratio:

The liquidity ratio remains stable and within optimum ranges that indicate existing due support for payment of current liabilities.

Operating Efficiency:

This ratio continues to be within parameters for companies characterized by high operating and administrative efficiency.

Working Capital:

Working Capital registers a decrease resulting from increases in accrual of the current portion of long term financial obligations or outstanding bond issues and a reduction in the amount of cash holdings.

Solvency:

Solvency ratio for the Company is 88.70%, mainly reflected in its permanent and negotiable investments.

66

Main variations in items of the general balance sheet:

a)	Negotiable Investments

Negotiable investments present a Col$6,466 increase resulting mainly from the strengthening of investments in Fiduciaria Corficolombiana.

b)	Permanent Investments

Permanent investments rose in the amount of Col$1,089,933 due to variation in homogenized equity holdings

c)	Revaluations

There is a Col$433,681 reduction in this item due to recognition of valuation of Grupo Aval investments in controlled entities when compared to their respective realizable value

	31 December	30 June
Banco de Bogota S.A.	$4,302,842	4,211,951
Banco de Occidente S.A.	1,105,868	1,195,272
Banco AV Villas S.A.	419,495	658,151
Banco Popular S.A.	1,921,847	2,107,173
Grupo Aval International Limited	(11,186)	-
	$7,738,866	8,172,547

Included in Note 23

d)	Equity Tax

This account presents outstanding long term value of Col$11,464 corresponding to accrued tax for years 2013 and 2014 in compliance with dispositions under Law 1370 of 30 December 2009 and Decree 4825 of 29 December 2010.

e)	Shareholders Equity

Main variations in components of shareholders equity were as follows

Capital Surplus

Increase in surplus resulting from application of the equity participation method, in the amount of Col $569,342 from changes in permanent investments. Following is breakdown of surplus under equity participation method:

	31 December	30 June
Banco de Bogota S.A.	$1,176,732	777,328
Banco de Occidente S.A.	413,186	327,625
Banco Popular S.A.	85,431	-
Sociedad Administradora de Fondos de
Pensiones y Cesantias Porvenir S.A.	2,679	3,944
Grupo Aval Limited	211	-
Total	$1,678,239	1,108,897

Included in Note 20 – Capital Surplus

Reserves

Legal reserve increase by Col$2,304 in accordance with legal regulations under which a company must create a legal reserve through allocation of ten percent (10%) of net earnings of each accounting period up to the equivalent of fifty percent (50%) of subscribed capital.

Creation took place of a temporary reserve at discretion of the highest corporate instance in the amount of Col$2,736,083. Temporary reserves increase in a total amount of Col$275,028 at the discretion of the highest corporate instance, approved by the general Shareholders Meeting held on 30 march 2012.

67

Revaluation Surplus

Revaluation surplus registered a significant increase as a result of application of a new valuation policy, as commented in Note 10, referring to accounting and disclosure of revaluation of investment in controlled companies.

(32)	Other disclosures

Total number of employees was:

	31 December	30 June
Officers	20	18
Other	114	104
Total	134	122

(33)	Determination of intrinsic value and earnings per share

On the basis of the weighted average of shares outstanding on December 2012 and the number of shares outstanding on December 2012, determination was made of intrinsic value and earnings per share, as follows:

		31 December	30 June
Intrinsic value of shares
Total accounting equity (balance sheet)		$17,530,306	17,037,490
Total equity base for calculation of intrinsic value (A)		$17,530,306	17,037,490
Shares subscribed and paid (Nota 19)		18,551,766,453	18,551,766,453
Total shares outstanding (Note 2, literal j)	(B)	18,551,766,453	18,551,766,453
Intrinsic Value (A) / (B)		$944.94	918.38
Net earnings per share
Earnings of the period	(1)	$802,397	722,574
At 31 December and 30 June 2012 – number of outstanding shares during the respective period (in million shares)	(2)	$18,552	18,552
Net earnings per share (1) / (2)		43.25	38.95

(34)	Relevant Events

On 23 January 2012, Grupo Aval Limited a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A. issued bonds in the international capital markets under the terms of Regulation S Of the 1933 capital Markets Act of the United States of America and under the terms of Rule 144A, for a total amount of US$600 million, maturing January 2017, with a deduction of 54.2 basis points, price of 99.458% at an annual interest rate of 5.25%.

On 19 September 2012, Grupo Aval Limited, a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A. issued bonds in the international capital markets under the terms of Regulation S of the 1933 Capital Markets Act of the United States of America and under Rule 144 in the amount of US$1,000 million maturing August 2022, with a deduction of 39.3 basis points, price of 99.607% and interest rate of 4.75%.
On 8 October 2012 incorporation took place of Grupo Aval International Limited a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A.

On 3 December 2012, Grupo Aval Acciones y Valores S.A. made payment of Col $125,751 corresponding to capital under placement of Series “B” Bonds – Fourth issue, in compliance with established terms.

On 24 December 2012, Banco Bilbao Vizcaya Argentaria S.A. and Companía Chilena de Inversiones S.L., in their capacity as seller, Sociedad Administradora de Pensiones y Cesantias Porvenir S.A in its capacity as buyer and Grupo Aval in its capacity as guarantor of the obligations of Porvenir, subscribed a contract for the purchase-sale of shares in undertaking of the acquisition of 99.99% of shares property of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A.

68

(35)	Subsequent Events

On16 January 2013, the Board of Directors of the Company authorized participation in the acquisition of a portion of the shares of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias, in its capacity as assignee under the purchase-sale agreement subscribed by Sociedad Administradora de Pensiones y Cesantias Porvenir S.A. on 24 December 2012.

The Board of Directors of Grupo Aval then also authorized Company to grant a loan to Porvenir up to the amount of Col $350,000 and granted ample authority to the legal representative to negotiate the terms and conditions of said loan.

On 20 February 2013, Porvenir subscribed an agreement with Banco de Bogota S.A., Banco de Occidente S.A. and Grupo Aval by means of which it made partial assignment to these entities of its right to acquire Horizonte shares in a proportion similar to their actual ownership interest in Porvenir, which, in the case of Banco de Bogota S.A. and Banco de Occidente S.A. includes their indirect ownership interest in Porvenir through their affiliates, Fiduciaria Bogota S.A and Fiduciaria de Occidente S.A. respectively.

69

Consolidated
Financial Statements

As of 31 December and 30 June 2012

With the Opinion of the Fiscal Auditor

Opinion of the Fiscal Auditor

To the Shareholders of
Grupo Aval Acciones y Valores S.A.

I have examined the audited the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and the subordinates referred to in Note 1 to the consolidated financial statements, including the consolidated general balance sheets at 31 December and 30 June 2012 and the consolidated income statements, statements of changes in shareholders equity, statements of changes in financial condition and statements of cash flow for the semester ended on such dates and their respective Notes, which include a summary of significant accounting policies and other explanatory information. The financial statements at 30 June de 2012 of Banco Comercial AV Villas S.A. and Banco Popular S.A., entities property in more than 50% by Grupo Aval Acciones y Valores S.A., were audited by other fiscal auditors. Said financial statements include total assets that account for 7% and 12% of income representing 4% and 9% at 30 June of 2012 in terms of, respectively, total consolidated assets and income. The reports on the financial statements of Banco Comercial AV Villas S.A. and Banco Popular S.A. at 30 June 2012 have been made available to me and my opinion regarding these amounts is solely based on the reports of these fiscal auditors.

The administration is responsible for the due preparation and presentation of the consolidated financial statements according with accounting principles generally accepted in Colombia and the instructions issued by the Financial Superintendence of Colombia. Such responsibility includes; design, implementation and preservation of internal control relevant to the preparation and presentation of consolidated financial statements free of errors of material importance whether by reason of fraud or error, select and apply appropriate accounting policies as well as establish reasonable accounting estimates to the circumstances.

It is my responsibility to issue an opinion on the consolidated financial statements on the basis of my audit and on the reports issued by other fiscal auditors at 30 June 2012. I received all information necessary to perform my functions and conducted my examination according to audit principles generally accepted in Colombia. Such principles require that I fulfill ethical requirements, plan and carry out the audit to achieve reasonable certainty that the financial statements are free of errors of material importance.

An audit includes performing procedures to achieve evidence on the amounts and findings of the consolidated financial statements. The procedures selected depend on the criteria of the fiscal auditor, including evaluation of the risk of errors of material importance in the consolidated financial statements. In such evaluation of risk, the fiscal auditor takes into account internal control relevant to the preparation and presentation of the consolidated financial statements in order to design audit procedures appropriate to the circumstances. An audit also includes evaluation of the utilization of suitable accounting policies and of the reasonability of accounting estimated performed by the administration, as well as evaluation of the presentation of the consolidated financial statements, in general. I consider that the audit evidence achieved provides a reasonable base to support the opinion I express below.
In my opinion, based on my audits at 31 December and 30 June 2012 and on the reports of other fiscal auditors at 30 June 2012, the aforementioned consolidated financial statements, attached hereto, reasonably present, in all aspects of material importance, the consolidated financial condition of Grupo Aval Acciones y Valores S.A. and its subordinates at 31 December and 30 June 2012, the consolidated results of its operations and consolidated flows for the semester then ended, in accordance with accounting principles generally accepted in Colombia and the instructions of the Financial Superintendence of Colombia, applied in uniform manner.

Lida Marcela Herrera Vargas
Fiscal Auditor of Grupo Aval Acciones y Valores S.A.
CPA No. 106. 020-T
Member of KPMG Ltda.
26 February 2013

Consolidated Balance Sheet
As of 31 December and 30 June 2012
(Figures in million pesos)

Assets	31 December	30 June
Readily Available Holdings:
Cash and bank Deposits (Note 4)	$9,889,060	10,952,115
Active position in monetary market and related transactions (Note 5)	3,509,819	2,237,865
Total Readily Available Cash Holdings	13,398,879	13,189,980
Investments(Note 6): Debt Instruments(fixed income):	19,242,240	17,393,170
Negotiable	4,749,582	2,749,698
Available for sale	11,231,338	11,224,009
To hold through maturity	3,261,320	3,419,463
Participation securities (variable income):	3,829,793	3,073,350
Negotiable	901,076	1,293,447
Available for sale	2,928,717	1,779,903
Reserves	(9,207)	(8,336)
Total Investments – Net	23,062,826	20,458,184
Loan Portfolio and Financial Lease transactions (Note 7):	45,514,193	42,598,938
Commercial Loan Portfolio	23,380,197	21,173,509
Consumer loan portfolio	290,916	281,219
Micro-credit	4,348,331	4,086,182
Mortgage Loan Portfolio	6,495,717	5,896,773
Financial lease transactions	80,029,354	74,036,621
Total gross loan portfolio and financial lease transactions	(2,545,565)	(2,397,724)
Reserves- Loans portfolio and financial lease transactions	77,483,789	71,638,897
Total loan portfolio and financial lease transactions-Net	793,220	737,359
Accounts receivable - Interest (Note 8): Accounts receivable – Interest - Gross	(77,230)	(73,102)
Reserve – Accounts receivable - Interest	715,990	664,257
Total Accounts receivable – Interest - Net	454,306	328,674
Acceptances and derivatives (Note 9 )	1,805,251	1,612,728
Accounts receivable other than interest – Net (Note 8)	1,738,729	1,754,048
Properties, Plant and equipment – Net (Note 10)	375,707	364,646
Operating Lease transactions – Net (Note 11)	91,990	88,405
Restitutions and Assets received in Payment – Net (Note 12) Prepaid expenses and deferred Charges – Net (Note 13)	2,096,111	2,051,426
Goodwill – Net (Note 14)	2,842,216	2,893,232
Other assets - net (Note 15)	1,125,905	1,671,662
Reappraisal of assets - Net (Note 16)	2,097,607	2,600,293
Total Assets	$127,289,306	119,316,432
Memorandum Accounts (Note 25)	$503,185,988	469,129,732
Contingent Accounts – Net (Note 26)	$6,091,356	2,307,503

Please refer to the attached Notes to the consolidated financial statements

Liabilities and Shareholders’ Equity	31 December	30 June
Liabilities:
Deposits:
Without cost:
Demand deposit accounts	$11,852,841	10,737,089
Other	949,958	799,317
	12,802,799	11,536,406
Interest bearing:
Demand deposit accounts	8,249,595	8,642,978
Term Deposits (Note 17)	26,864,967	26,082,519
Savings deposits	33,545,932	28,316,766
	68,660,494	63,042,263
Total Deposits	81,463,293	74,578,669
Passive positions in monetary market and related transactions	5,156,482	7,324,754
Acceptances and derivatives (Note 9)	410,553	267,125
Bank loans and other (Note 18)	10,380,926	9,629,660
Accounts payable other than interest (Note 19)	3,005,304	2,912,675
Accounts payable - interest	474,821	394,984
Other liabilities (Note 20)	1,698,936	1,441,021
Debt Instruments – Long term (Note 21)	9,769,001	7,534,241
Estimated Liabilities (Note 22)	811,711	1,011,838
Minority Interest (Note 23)	5,575,377	5,386,236
Total Liabilities	118,746,404	110,481,203
Shareholders’ equity:
Subscribed and paid-in Capital (Note 24):	18,552	18,552
Preferred Shares	4,930	4,744
Common Shares	13,622	13,808
Premium on Sale of Stock	3,671,668	3,671,668
Retained earnings (Note 24):	3,032,036	2,808,123
Allocated Retained Earnings	2,254,194	2,089,606
Unallocated retained earnings (earnings of the period)	777,842	718,517
Revaluation of Shareholders Equity	1,246,387	1,324,698
Capital Surplus:	574,259	1,012,188
Unrealized earnings on sale of investments available for sale	(146,688)	(153,732)
Asset Revaluation (Note 16)	720,947	1,165,920
Total shareholders’ equity	8,542,902	8,835,229
Total liabilities and shareholders’ equity	$127,289,306	119,316,432
Memorandum Accounts (Note 25)	$503,185,988	469,129,732
Contingent Accounts - Net (Note 26)	$6,091,356	2,307,503

Please refer to the attached Notes to the consolidated financial statements

LUIS CARLOS SARMIENTO GUTIÉRREZ President	MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013)

Consolidated Income Statement
For the Semesters ended 31 December and 30 June 2012
(Figures in Million Pesos)
	31 December	30 June
Interest Income:
Loan Portfolio	$4,200,708	3,845,263
Investments	665,548	672,534
Overnight Funds	109,881	98,454
Lease transactions	345,450	307,739
Total Interest Income	5,321,587	4,923,990
Interest expense:
Demand Deposit Accounts	86,360	72,882
Term deposits	747,080	648,982
Savings deposits	575,910	519,614
Bank loans and other	233,207	240,170
Active positions in monetary market and related transactions	128,277	99,995
Debt Instruments (long term debt)	283,288	260,401
Total Interest Expense	2,054,122	1,842,044
Net Interest Margin	3,267,465	3,081,946
Expenses – Net of Reserves for Loan Portfolio and Accounts Receivable	581,887	462,532
Recoveries – charge offs	(77,369)	(65,282)
Expenses - reserves for assets received in payment and other assets	37,936	32,928
Recovery of Reserves for assets received in payment and other assets	(30,211)	(35,549)
Total expenses – Net of Allocations for reserves	512,243	394,629
Net Interest Margin – Net of reserves	2,755,222	2,687,317
Services – Fees and Income:
Bank Services - commissions	713,359	680,418
Services of Branch network	13,497	13,948
Commissions - credit cards	190,782	165,136
Commissions – transfers, checks and checkbooks	35,264	36,682
Warehousing services	91,710	83,035
Fiduciary activity	91,742	86,704
Administration of pension and severance funds	245,616	240,914
Other	92,178	84,480
Total Services – Fees and Income	1,474,148	1,391,317
Fees and income on other services	(247,789)	(222,252)
Total services fees and income – Net	1,226,359	1,169,065
Other Operating Income:
Earnings (Loss) in foreign Exchange transactions	72,107	(108,183)
Earnings on derivatives transactions	41,986	172,958
Earnings on the sale of variable income investments	741	9,967
Dividends	9,470	89,808
Communications, rentals and other	965,229	864,421
Total Other Operating Income	1,089,533	1,028,971
Operating Margin	5,071,114	4,885,353
Operating Expenses:
Employee salaries and benefits	1,075,534	1,014,076
Bonuses	43,752	56,287
Indemnities	11,620	10,535
Administrative expenses and other (Note 27)	1,997,373	1,727,526
Deposit insurance	93,909	91,355
Donations expense	8,429	5,063
Depreciation	167,495	159,713
Amortization of Goodwill	46,474	46,390
Total Operating Expenses	3,444,586	3,110,945
Net Operating Margin	1,626,528	1,774,408
Non-Operating Income (Expenses) - Net (Note 28):
Other Income	407,966	201,619
Other expenses	(83,187)	(107,545)
Total non-operating results - Net	324,779	94,074
Earnings before income tax and minority interest	1,951,307	1,868,482
Income Tax	(690,286)	(677,727)
Net earnings before minority interest	1,261,021	1,190,755
Minority interest	(483,179)	(472,238)
Net earnings of the Period	$777,842	718,517
Net Earnings per Share (in Colombian pesos)	$41.93	38.73
Please refer to the attached Notes to the consolidated financial statements.
LUIS CARLOS SARMIENTO GUTIÉRREZ President	MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013

74

Consolidated Statement of Changes in Shareholders Equity
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos)

	Subscribed and Paid-in Capital	Premium on sale of Stock	Allocated Retained Earnings	Unallocated retained Earnings	Revaluation of Shareholders Equity	Unrealized Earnings (Loss)	Revaluations	Total Shareholders Equity
Balance at 31 December 2011	$18,552	3,671,053	2,110,365	663,360	920,087	(187,100)	881,742	8,078,059
Movement of earnings account	–	–	663,360	(663,360)	–	–	–	–
Issue of Stock (Note 24)	–	615	–	–	–	–	–	615
Payment of cash Dividend (Note 24)	–	–	(400,718)	–	–	–	–	(400,718)
Donations to winter victims	–	–	(1,143)	–	–	–	–	(1,143)
Unrealized earnings	–	–	–	–	–	13,481	–	13,481
Conversion	–	–	(3,733)	–	–	–	–	(3,733)
Adjustments	–	–	–	–	–	–	316,506	316,506
Revaluations (Note 16)	–	–	(278,525)	–	404,781	19,887	(32,328)	113,815
Movement	–	–	–	–	(170)	–	–	(170)
Payment of Equity Tax
Earnings of the Period	–	–	–	718,517	–	–	–	718,517
Balance at 30 June 2012	$18,552	3,671,668	2,089,606	718,517	1,324,698	(153,732)	1,165,920	8,835,229

Movement of Earnings account	–	–	718,517	(718,517)	–	–	–	–
Payment of cash dividends (Note 24)	–	–	(445,242)	–	–	–	–	(445,242)
Donations to Winter victims	–	–	(6)	–	–	–	–	(6)
Unrealized earnings	–	–	–	–	–	7,046	–	7,046
Conversion adjustments	–	–	(977)	–	–	(2)	(60)	(1,039)
Revaluations (Note 16)	–	–	–	–	–	–	(444,913)	(444,913)
Movement	–	–	(107,704)	–	–	–	–	(107,704)
Payment of Equity Tax	–	–	–	–	(78,311)	–	–	(78,311)
Earnings of the Period	–	–	–	777,842	–	–	–	777,842
Balance at 31 December 2012	$18,552	3,671,668	2,254,194	777,842	1,246,387	(146,688)	720,947	8,542,902

 Please refer to the attached Notes to the consolidated financial statements.

LUIS CARLOS SARMIENTO GUTIÉRREZ President	MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013)

75

Consolidated Statement of Changes
In Financial Condition
For the semesters ended 31 December and 30 June 2012
(Figures in Million Pesos)

	31 December	30 June
Funds provided by: Operating Activity:
Net earnings of the period	$777,842	$718,517
Minority Interest	483,179	472,238
Items not affecting operating activity:
Reserve for Investments	871	(399)
Reserve – Loan Portfolio and Accounts receivable	504,518	397,250
Reserve – Assets received in payment and Other	7,725	(2,621)
Recovery of reserves	107,580	100,830
Depreciation	167,495	159,713
Amortization	46,474	46,390
Earnings on sale of variable income investments	11,597	(8,939)
Loss (gain) on valuation of derivatives	1,368	(116,118)
Earnings on sale of assets received in payment	(92,810)	(5,135)
Earnings on sale of properties, plant and equipment	(104,854)	(6,856)
Deferred Income Tax	(8,454)	(37,727)
Funds provided by Operations	1,902,531	1,717,143
Funds from other sources:
Resources from sale of assets received in payment	126,688	36,879
Resources from sale of properties, plant and equipment	270,140	120,847
Assets received in lieu of payment	-	6,562
Deposits and obligations	7,058,788	3,571,056
Interbank passive overnight funds	(2,166,596)	4,099,609
Debt investment instruments / (long term debt)	2,284,258	968,006
Estimated liabilities and reserves	200,128	1,011,839
Other assets and liabilities - Net	(298,801)	806,678
Total Funds Provided	9,377,135	12,338,619
Funds Used:
Additions to property, plant and equipment	337,769	393,114
Bank loans and other	(817,237)	1,808,091
Accounts payable	(172,466)	99,320
Other liabilities	(257,915)	6,748
Assets surrendered in leasing	598,944	733,006
Assets received in lieu of payment	3,585	-
Payment of dividends	417,971	392,190
Investments	2,488,243	1,407,827
Loan Portfolio	6,531,279	5,802,540
Acceptances and derivatives	(17,796)	111,704
Accounts Receivable	55,861	92,686
Total Funds Used	9,168,238	10,847,226
Net Increase in Funds	$208,898	$1,491,393
Please refer to the attached Notes to the consolidated financial statements.

LUIS CARLOS SARMIENTO GUTIÉRREZ President	MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013)

Consolidated Statement of Cash Flows
For the semesters ended 31 December and 30 June of 2012
(Figures in Million Pesos)	31 December	30 June
Cash Flows from operating activity:
Net Earnings of the Period	$777,842	718,517
Minority Interest	483,179	472,238
Adjustments for conciliation of net earnings with net cash from operating activity:
Depreciation – Property, plant and equipment	167,495	159,713
Amortization - Goodwill	46,474	46,390
Reserve – Loan Portfolio and Accounts Receivable – Net	504,518	397,250
(Recovery Reserve for assets received in payment and Other Assets - Net	7,725	(2,621)
Reserve for Investments - Net	871	(399)
Earnings on sale of Investments - Net	11,597	(8,939)
(Earnings) Loss on sale of assets received in payment	(92,810)	(5,135)
Earnings on sale of property, plant and equipment	(104,854)	(6,856)
Loss (gain) on valuation of derivative financial instruments	1,368	(116,118)
Net change in other assets and liabilities	(209,760)	844,103
Net cash provided by Operating activity	1,593,645	2,498,143
Cash flows from investment activity:
Increase in loan portfolio and assets surrendered in leasing	(6,531,279)	(5,802,540)
Resources from sale of properties, plant and equipment	270,140	120,847
Resources from sale of assets received in lieu of payment	126,688	36,879
Acquisition of properties, plant and equipment	(337,769)	(393,114)
Net (Increase) decrease in investments	(2,488,243)	(1,407,827)
Net cash used in investment activity	(8,960,463)	(7,445,755)
Cash flows from financing activity:
Dividends paid	(417,971)	(392,190)
Increase in deposits	7,058,788	3,571,056
(Decrease) increase in interbank loans and overnight funds	(2,166,596)	4,099,609
Increase (decrease) in bank loans and other	817,237	(1,808,091)
Increase in long term debt - Bonds	2,284,258	968,006
Premium on sale of Stock	-	615
Net cash from financing activity	7,575,716	6,439,005
Increase in cash holdings and cash equivalents	208,898	1,491,393
Cash holdings and cash equivalents at the beginning of the period	13,189,980	11,698,587
Cash holdings and cash equivalents at the closing of the period	$13,398,878	13,189,980

Please refer to the attached Notes to the consolidated financial statements.

LUIS CARLOS SARMIENTO GUTIÉRREZ President	MARÍA EDITH GONZÁLEZ FLÓREZ Accountant CPA No.. 13.083-T	LIDA MARCELA HERRERA VARGAS Fiscal Auditor CPA No. 106.020-T Member of KPMG Ltda. (Please refer to the attached Opinion dated 26 February 2013)

Notes to the Consolidated Financial at 31 December and June 2012
(Figures in million pesos)

(1)     Organization and Background

Grupo Aval Acciones y Valores S.A. (hereinafter the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogota, Colombia. The corporate purpose of Grupo Aval (as parent company) also includes the purchase and sale of securities issued by mercantile and financial entities. I development of its main corporate purpose, it is the largest shareholder of Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.), entities which main purpose is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations.  Additionally and through its direct and indirect investments in Corporacion Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos y Pensiones Porvenir S.A. (“Porvenir”), the Company is also present in the merchant banking market and in the pension and severance fund administration business in Colombia.

In accordance with its social statute, Grupo Aval  may (i) promote the creation and invest in all sorts of companies with similar or complementary interests to its business purposes; (ii) represent natural or legal persons that engage in similar or complementary activities to those mentioned above; (iii) take or surrender loans with or without interest; (iv) place its real estate and personal properties as guarantees or under administration; (v) issue, endorse, acquire, protest, cancel or pay drafts, checks, promissory notes or any other securities, or accept them or give them in payment; (vi) participate in companies that pursue similar corporate interests and freely use its capital for participation in such companies; (vii) render services in those areas related to its activities and expertise in and knowledge of Colombia and (viii) and execute, or engage in general, in exchange contracts in all of its modalities and expressions in similar activities, parallel or complementary to allow exercise of its rights and fulfillment of its obligations.

Duration of the Company as established in its by-laws is 23 May 2044 although it may be dissolved or extended prior to such term.

The Consolidated Financial Statements include the assets, liabilities, earnings, contingent accounts and memo accounts of Grupo Aval Acciones y Valores S. A. and its majority owned subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares, as well as the companies in which it holds control although being owner of less than 50% of outstanding shares with voting right, excluding participation in collective funds or loan portfolios that according to standing legislation do not require consolidation.

All significant intercompany transactions and balances have been eliminated in consolidation.

Following are those entities in which Grupo Aval Acciones y Valores S.A. directly consolidates its financial statements in a direct manner:

Banco de Bogota S.A.

Banco de Bogota is a privately owned company with main principal offices in Bogota, incorporated by means of Public Deed No. 1923 of 15 November 1870 issued by the Second Public Notary of Bogota D.C. The Financial Superintendence of Colombia, by means of Resolution No. 3140 of 24 September 1993 renewed, with indefinite character, the operating license of the institution. Duration of the bank, as established in its by-laws is through 30 June 2070 but it may either be extended or terminated prior to such date. The corporate purpose of the Bank is to engage in and/or execute all transactions and contracts legally authorized to banking establishments of commercial character, subject to fulfillment of all requirements and limitations imposed by Colombian legislation.

At 31 December 2012, the bank operated with a total of eight thousand five hundred and fifty nine (8,559) employees under work contracts, two hundred and eighty five (285) under civil learning contract and seven hundred seventeen temporary employees and one thousand nine hundred and seventeen (1,957) employees hired  for Magazine; additionally the bank hires, from specialized companies under outsourcing contracts a total of two thousand, two hundred and forty three (2,243) people; it operates a branch network of five hundred and sixty eight (568) offices, five (5) Corporate Service Centers (CSC), three (3) Pyme Service Centers, forty six (46) Collection and Payment Offices, , eighteen (18) Entrepreneurial Assessment Offices, one (1) Cash Extension Office with Self-code, ninety (90) Cash extension Offices without self-code, thirteen  (13) Branch extensions, , eight (8) Premium Branches, twenty (20) 24 Hour Service Centers, one thousand nineteen (1,019) Banking Correspondents, thirteen (13) Cash-Services, two (2) Client Service Branches, five (5) Service Center for Payroll-Based Loans with Special Services, , eight (8) Payroll-based Loan Attention Centers without self-code and  four (4) Basic Branches. It also owns one hundred percent (100%) of the foreign affiliates Banco de Bogota S.A. Panama, which includes Banco de Bogota Nassau, Banco de Bogota Finance Corporation in Cayman Islands and Leasing Bogota S.A. Panama, which includes BAC Credomatic Inc. Other subordinates and investments are presented in Note 6.

Banco de Occidente S.A.

Banco de Occidente S.A. is a legal entity of private nature incorporated as baking establishment, authorized to operate according to dispositions in Resolution No. 3140 of 24 September 1993, issued by the Financial Superintendence of Colombia, which fully and indefinitely renewed its operating license. It was incorporated on 8th September 1964 by means of Public Deed No. 659 of Public Notary 4 of the city of Cali.

The Bank has main offices and domicile in the city of Santiago de Cali. Duration, as established in corporate by-laws is 99 years as of the date of incorporation. In fulfillment of its corporate purpose, the Bank may engage in, execute or conduct all transactions and contracts legally authorized to banking establishments of commercial character, subject to satisfaction of all requirements and limitations imposed by Colombian legislation.

As of 31 December 2012 el Banco de Occidente S.A. operates with ten thousand eight hundred and fifty four (10,854) employees through two hundred and twenty one (221) branches located in Colombian territory.

Banco Comercial AV Villas S.A.

A private banking entity with main offices in the city of Bogota D.C., incorporated by means of Public Deed No. 5700 of 24 November 1972, with statutory duration through 24 October 2071 but with capacity for extension or liquidation prior to such date. The Bank has, as main corporate purpose, the celebration or execution of all transactions and contracts legally permitted to banking establishment of commercial character under the requirements and limitations imposed by Colombian standing legislation.

At 31 December 2012 el Banco AV Villas S.A. operated with a total of three thousand eight hundred and forty two (3,842) employees through indefinite term labor contracts, seventeen (17) under fixed term civil learning contract, one hundred forty seven (147) under civil learning three hundred and seventy three (373) under the modality of outsourcing. It had a branch network of one hundred and ninety eight (198) general public service offices and fifty one (51) Immediate Credit Offices OCI, ten (10) Payment Centers , eight (8) Satellite Services, nine (9) Entrepreneurial Business Service Centers CNE and thirteen thousand six hundred and ninety six (13,696) Non-bank Correspondents.

Banco Popular S.A.

An entity that at 31 December 2012 is 98% owned by the private sector and 2% by the Colombian State, with legal domicile in the city of Bogota, created on 5 July 1950 through Decree No. 359 of the Township of Bogota´, formalized by means of Public Deed No. 5858 of 3 November 1950 issued at Public Notary Four of Bogota. Duration of the Bank is through 30 June 2050. The Bank has, as main corporate purpose, the celebration or execution of all transactions and contracts legally permitted to banking establishment of commercial character under the requirements and limitations imposed by Colombian standing legislation and perform through its Auction Service (the “Hammer”) the sale and or barter of goods and any other form for the divestiture of real estate or chattel goods or any other negotiable items.

As of 31 December 2012 Banco Popular S.A operated with three thousand three hundred and seventy four (3,374) direct employees and one thousand five hundred and forty seven (1,547) indirect employees. Activities are carried out through a two hundred and eleven (211) branch network that provides  all banking services, ten (10) cash extension offices, two (2) ”Supercades”, one (1) “Rapicade”, two hundred and one (201) non-bank correspondents, twelve (12) service centers, seven (7) payroll-based loan offices, forty one (41) collection and payment centers, one hundred and four (104) signed correspondent banking contracts and one thousand and one (1,001) ATMs in Colombian territory.

On 20 June 2011 by means of Public Deed of Escision, No. 2936 issued at Public Notary / of the city of Bogota, formalization was conducted of the process of escision between the former owner company Rendifín S.A. and the beneficiary company Grupo Aval Acciones y Valores S.A. under which Grupo Aval Acciones y Valores S.A., as beneficiary, received, as main asset, 3,358,446,312 shares of the former owner in Banco Popular S.A. after which the Company increased its ownership interest in Banco Popular from 30.66% to 74.13%. On the other hand, Rendifín S.A. received 2,073,115,007 preferred shares issued by Grupo Aval Acciones y Valores S.A.

On 19 September 2011, by means of Public Deed of Escision No. 4631 issued at Public Notary 73 of the city of Bogota,  formalization took place of the process of escision by the former owner companies Inversiones Escorial S.A. and Popular Securities, by virtue of which Grupo Aval Acciones y Valores S.A., in its capacity as beneficiary Company, received, as main asset under the transaction, 1,514,163,964 shares of Banco Poplar held by  the former owners, which increased its owner ship participation in Banco Popular S.A. from 74.13% to 93.73%. On the other hand, Inversiones Escorial S.A. and Popular Securities each received 467,334,563 preferred shares issued by Grupo Aval Acciones y Valores S.A.

Grupo Aval Limited

Incorporated in the Cayman Islands in January 2012 as a special purpose vehicle, including issue of debt instruments.

Grupo Aval International Limited

Created in the Cayman Islands on 8 October 2012 as a special purpose vehicle, including issue of debt instruments.

Breakdown of permanent investments owned by the parent company is as follows:

	31 December			30 June
	% ownership	No. of shares	% ownership	No. of shares
In controlled entities:
Banco de Bogota S.A.	64.44	184,830,376	64.44	184,830,376
Banco de Occidente S.A.	68.24	106,385,430	68.24	106,385,430
Banco Comercial AV Villas S.A	79.85	179,453,557	79.85	179,453,557	(1)
Sociedad Administradora de
Pensiones y Cesantias - Porvenir S.A.	20.00	15,994,319	20.00	15,085,589	(2)
Banco Popular S.A	93.73	7,241,296,738	93.73	7,241,296,738	(3)
Grupo Aval Limited	100.00	1	100.00	1
Grupo Aval International Limited	100.00	1	-	-
In non-controlled entities:
Taxair S. A.	0.01	1,117	0.01	1,117

(1)	At 31 December and 30 June 2012 Company owned 179,192,996 common shares and 260,561 preferred shares
(2)	During the second semester of 2012 a total of 908,730shares with value of Col $20,592 were received after capitalization of retained earnings
(3)
On 20 June 2011, by means of Public Deed of Escision No. 2936 issued at Public Notary Seventy Three of Bogota, formalization took place of the escision process between the former owner company Rendifín S.A. and the beneficiary company Grupo Aval Acciones y Valores S.A. under which Grupo Aval Acciones y Valores S.A., as beneficiary, received, as the main asset, 3,358,446,312 shares in Banco Popular S.A. thus increasing its active ownership participation therein from 30.66% to 74.13%. On the other hand, Rendifin S.A .received 2,073,115,007 preferred shares issued by Grupo Aval Acciones y Valores S.A.

(4)
On 19 September 2011, by means of Public Deed of Escision No. 4631 issued at Public Notary 73 of the city of Bogota,  formalization took place of the process of escision by the former owner companies Inversiones Escorial S.A. and Popular Securities, by virtue of which Grupo Aval Acciones y Valores S.A., in its capacity as beneficiary Company, received, as main asset under the transaction, 1,514,163,964 shares of Banco Poplar held by  the former owners, which increased its owner ship participation in Banco Popular S.A. from 74.13% to 93.73%. On the other hand, Inversiones Escorial S.A. and Popular Securities each received 467,334,563 preferred shares issued by Grupo Aval Acciones y Valores S.A.

Banco de Bogota consolidates as follows:

		31 December				30 June
	Assets	Liabilities	Equity	Net earnings of the Period	Assets	Liabilities	Equity	Net earnings of the Period
Banco de Bogota (Parent Company)	$49,092,628	40,191,322	8,901,306	673,918	$45,872,286	38,056,240	7,816,044	673,847
Almacenes Generales de Deposito
ALMAVIVA S.A and subsidiaries	209,156	51,095	158,061	4,208	21 2,689	55,518	157,171	7,434
Fiduciaria Bogota S.A.	216,327	51,524	164,803	30,178	200,104	47,037	153,066	27,203
Corporacion Financiera Colombiana S.A and subsidiaries	12,921,689	10,053,349	2,868,340	1 38,600	12,226,256	9,1 76,740	3,049,515	240,132
Sociedad Administradora de Pensiones y Cesantias Porvenir S.A and subordinate	932,870	117,119	815,751	1 04,043	960,008	241,964	718,045	104,343
Banco de Bogota S.A - Panama and subordinates	1,470,008	1,368,435	101,573	3,121	1,313,023	1,213,772	99,251	7,143
Bogota Finance Corporation	147	-	147	1	148	-	148	-
Leasing Bogota S.A - Panama and subordinates	22,437,506	18,984,631	3,452,874	216,171	19,345,607	16,088,935	3,256,673	210,632
Corporación Financiera
Centroamericana FICENTRO	5	6	-	-	5	6	-	-
Megalínea S.A.	8,236	5,898	2,338	123	6,994	4,779	2,216	93
Casa de Bolsa S.A.	65,154	37,194	27,960	244	48,263	20,351	27,912	(1,316)
	$87,353,726	70,860,573	16,493,153	1,170,607	$80,185,383	64,905,342	15,280,041	1,269,511
Consolidated	$80,189,139	72,621,396	7,567,744	655,475	$73,675,528	66,450,197	7,225,331	664,967

Banco de Occidente S.A. consolidates as follows

			31 December			30 June
				Net Earnings				Net earnings
	Assets	Liabilities	Equity	Of the Period	Assets	Liabilities	Equity	Of the Period
Banco de Occidente (Parent)	$23,398,544	20,131,141	3,267,403	263,773	$22,252,291	19,159,510	3,092,780	230,239
Fiduoccidente S.A	135,025	41,916	93,109	16,991	123,281	36,008	87,273	15,753
Banco de Occidente S.A. - (Panama) S.A.	1,396,589	1,341,162	55,428	3,205	1,300,736	1,246,281	54,456	791
Occidental Bank Barbados Ltda.	384,020	345,380	38,640	2,865	351,248	315,023	36,225	730
Ventas y Servicios S.A	24,676	16,587	8,089	901	24,118	17,905	6,213	626
	$25,338,855	21,876,186	3,462,669	287,735	$24,051,674	20,774,727	3,276,947	248,139
Consolidated	$24,665,582	21,379,573	3,286,009	279,508	$23,368,099	20,358,615	3,009,484	228,045

Banco Comercial AV Villas S.A. consolidates as follows:

		31 December				30 June

				Net Earnings				Net earnings
	Assets	Liabilities	Equity	Of the Period	Assets	Liabilities	Equity	Of the Period
Banco Comercial AV Villas (Parent) Occidente (Parent)	$8,821,281	7,751,790	1,069,491	93,176	$8,197,720	7,229,771	967,949	71,148
A Toda Hora S.A. (ATH)	40,071	33,321	6,750	(90)	24,154	17,269	6,885	433
	$8,861,352	7,785,111	1,076,241	93,086	$8,221,874	7,247,040	974,834	74,581
Consolidated	$8,856,188	7,786,660	1,069,528	93,176	$8,216,671	7,248,937	967,734	73,842

Banco Popular S.A. consolidates as follows:

				31 December			30 June
	Assets	Liabilities	Equity	Net earnings of the Period	Assets	Liabilities	Equity	Net earnings of the Period
Banco Popular (Parent)	$14,951,602	12,878,856	2,072,746	178,205	$14,540,453	12,769,636	1,770,817	173,252
Alpopular S.A.	134,914	15,485	119,429	1,942	136,657	17,870	118,787	2,856
Fiduciaria Popular S.A.	67,712	13,143	54,569	3,193	60,901	11,112	49,789	1,827
Inca S.A.	47,320	7,140	40,180	919	45,992	14,983	31,009	2,776
	$15,201,548	12,914,624	2,286,924	184,259	$14,784,003	12,813,601	1,970,402	180,711
Consolidated	$15,154,191	12,964,071	2,190,120	184,060	$14,636,328	12,858,661	1,777,667	175,577

(2) Effects of Consolidation

The effects of consolidation over the structure of the financial statements of the Parent Company were the following:

		31 December				30 June
	Assets	Liabilities	Equity	Net earnings of the Period	Assets	Liabilities	Equity	Net earnings of the Period
Individual	$19,762,754	2,232,447	17,530,307	819,595	$19,402,047	2,335,896	17,066,151	716,842
Consolidated	127,289,306	118,746,404	8,542,902	777,842	119,316,433	110,481,204	8,835,229	718,518
Variation	107,526,552	116,513,957	(8,987,405)	(41,752)	99,914,386	108,145,308	(8,230,922)	1,675
Increase	544.09%	5,219.11%	(51.27%)	(5.09%)	514.97%	4,629.71%	(48.23%)	0.23%

The subsidiaries, by reason of their respective by-laws, engage in semi-annual accounting closings with exception of entities that sub-consolidate into the subsidiaries, which have annual closings and are audited by their corresponding fiscal auditors.

Banco de Bogota S.A.:
Banco de Bogota Finance Corporation
Banco de Bogota Panama
Leasing Bogota S.A. - Panama
Corporacion Financiera Centroamericana S.A. (FICENTRO)
Banco de Occidente S.A.:
Banco de Occidente Panama S.A.
Occidental Bank Barbados Ltd.
Ventas y Servicios S.A.
Banco A.V. Villas S.A.:
A Toda Hora S.A.
Banco Popular S.A.:
Inca S.A.

(3) Main Accounting Policies

(a)     Presentation of the Financial Statements

Grupo Aval prepares its financial statements on the basis of generally accepted accounting principles formally enacted through Decree 2649 of 1993, the terms of External Memorandum No.002 of 28 January 1998 and the Joint Memorandum of the Superintendence of Corporations No.100-000006 and Superintendence of Securities No. 11of 18 August 2005. Nevertheless, taking into account that most of the consolidated entities are financial in nature, Grupo Aval does not present its financial statements classified per current and non-current assets and liabilities and the presentation of some accounts in the financial statements follows the regulations issued by the Financial Superintendence of Colombia.

(b)     Basic Accounting and Consolidation Policies

Accounting policy and the preparation of financial statements of the Parent Company are in accordance with accounting principles generally accepted in Colombia and those of the subordinates are prepared according to accounting principles generally accepted and the instructions issued by the Financial Superintendence of Colombia.

The financial statements of foreign subsidiaries have been adjusted to allow adoption of uniform accounting practices in accordance with the requirements of Accounting Principles Generally Accepted in Colombia and the instructions issued by the Financial Superintendence of Colombia. .

In order to apply uniform accounting practices to transactions and events of similar nature and under similar circumstances, the financial statements of the subordinates were homogenized on the basis of ruling of External Memorandum No. 002 of 1998 issued by the Financial Superintendence of Colombia (Memorandum 100 of 1995 and on dispositions enacted through Decree No. 2649 of 199) as follows:

		31 December				30 June
Legal name	Assets	Liabilities	Equity	Net earnings (Loss) of the Period	Assets	Liabilities	Equity	Net earnings (Loss) of the Period
Banco de Bogota S.A. - Consolidated
Decree 2649 of1993	$80,189,139	72,621,396	7,567,744	655,475	$73,675,528	66,450,197	7,225,331	664,967
Rules for Supervised (Audited)	80,506,449	72,704,500	7,801,949	661,266	73,747,059	66,474,578	7,272,481	664,782
Variation	(317,310)	(83,104)	(234,205)	(5,791)	(71,531)	(24,381)	(47,150)	185
Banco de Occidente S.A. Consolidated
Decree 2649 of1993	24,665,582	21,379,573	3,286,009	279,508	23,368,099	20,358,615	3,009,484	228,045
Rules for Supervised (Audited)	24,837,389	21,379,573	3,457,816	295,327	23,450,926	20,358,615	3,092,310	224,978
Variation	(171,807)	-	(171,807)	(15,819)	(82,827)	-	(82,826)	3,067

		31 de December				30 de June
Legal name	Assets	Liabilities	Equity	Net earnings (Loss) of the Period	Assets	Liabilities	Equity	Net earnings (Loss) of the Period
Banco Comercial AV Villas S.A. Consolidated
Decree 2649 1993	8,856,188	7,786,660	1,069,528	93,176	8,216,671	7,248,937	967,734	73,842
Rules for Supervised (audited)	8,920,405	7,788,347	1,132,058	90,694	8,235,692	7,248,937	986,755	81,615
Variation	(64,217)	(1,687)	(62,530)	2,482	(19,021)	-	(19,021)	(7,773)
Banco Popular S.A. Consolidated
Decree 2649 of1993	15,154,191	12,964,071	2,190,120	184,060	14,636,328	12,858,661	1,777,667	175,577
Rules for Supervised (Audited)	15,128,585	12,964,364	2,164,222	197,952	14,805,996	12,859,135	1,946,861	179,963
Variation	25,606	(293)	25,898	(13,892)	(169,668)	(474)	(169,194)	(4,386)
Effects of homogenization - Banks
	(527,728)	(85,084)	(442,644)	(33,020)	(343,047)	(24,855)	(318,191)	(8,907)
Total Consolidated
Under decree 2649 of 1993	128,865,100	114,751,700	14,113,400	1,212,219	119,896,626	106,916,410	12,980,216	1,142,430
Parent Company	19,762,754	2,232,447	17,530,307	819,595	19,402,047	2,335,896	17,066,151	716,842
Grupo Aval Limited	2,812,316	2,873,378	(61,063)	(38,279)	1,071,727	1,094,721	(22,995)	(22,994)
Aval Limited International	90,419	101,619	(11,200)	(11,200)	-	-	-	-
Total combined	151,530,589	119,959,143	31,571,445	1,982,334	140,370,400	110,347,027	30,023,372	1,836,278
Eliminations from consolidation	$(24,241,283)	(1,212,739)	(23,028,543)	(1,204,492)	$(21,053,968)	134,176	(21,188,143)	(1,117,761)
Total - Consolidated	$127,289,306	118,746,404	8,542,902	777,842	$119,316,432	110,481,203	8,835,229	718,517

Main items from homogenization carried out by the subordinates (including foreign affiliates) in the financial sector were as follows:

(1)	Calculation of inflation adjustments as of 1st January 2011 through and including 21st December 2006 (excluding foreign affiliates);

(2)	Investments were valued under the line accrual method, adjusting equity income accounts, unrealized earnings and/or losses and revaluations surplus (please refer to literal (f) of Note 3);

(3)
Outstanding balance of loan portfolio and financial lease transactions, active and passive positions in monetary market transactions, acceptances and derivatives, assets received in lieu of payment, are determine don the basis of regulations issued by the Financial Superintendence of Colombia, entity that rules these operations in Colombia, as developed by financial entities.

(4)
In order to comply with presentation of the financial statements under dispositions in Decree 2649 of 1993, outstanding balance of premium on sale of stock is presented as a separate account in Shareholders Equity composition.

(c) Conversion of balances in foreign currency

Assets, liabilities and equity holdings denominated in foreign currency included in the consolidation were converted to Colombian pesos at a rate of exchange equal to the market representative rate of the market calculated for the last day of the month and certified by the Financial Superintendence of Colombia. At 31 December and 30 June 2012 market representative rates applied by the Subordinates were, respectively, Col$1,768.23 and Col$1,784.60.

Income statement accounts were converted to Colombia pesos using exchange rates of Col $1,802.27 and Col$1,794.16 (for US$1.00, corresponding to the average market representative rates registered during the periods 1st July – 31st December 2012 and 1st January-3oth June 2012, respectively. The average rate was calculated excluding Saturdays, Sundays and holidays and divided by the number of working days in each semester.

Foreign subsidiaries have functional currencies other than the Colombian peso. In order to carry-out their conversion, the following procedure was followed.

Balance sheet accounts are converted to Colombian pesos using the “Market Representative rate” or rate of exchange applicable to the last day of the accounting period, as determined by the Financial Superintendence of Colombia (excluding equity accounts that are converted at historic rates of exchange). Rates of exchange for, respectively 31 December and 30 June 2012 were Col$1,768.23 and Col$1,784.60 for US$1.00. The consolidated income statements for the semesters ended 31 December and 30 June 2012 were converted too Colombian pesos using the market daily average rate of exchange of Col$1,802.27and Col$1,794.16 for US$1.00, respectively. Foreign exchange differentials in equity accounts in the balance sheets are registered as “conversion adjustments” in net equity holdings and differentials originated from conversion of income accounts are recorded as net foreign exchange “earnings” (“losses”).

(d) Cash equivalents

The expression cash equivalents for purposes of the consolidated statement of cash flows include active positions in monetary and related market transactions

(e) Active and Passive positions in monetary and related market transactions

This item groups interbank funds transactions, repo transactions, simultaneous transactions and transactions for the temporary transfer of assets.

Ordinary Interbank Funds

Interbank funds are those resources directly received or placed by the subordinates at other financial entities, without any underlying agreement for the transfer of investments or loan portfolios. These are transactions permitted by the corporate purpose agreed to for a tenor not exceeding thirty (30) calendar days, provided they are performed to take advantage or cover excess or deficit liquidity situations. These transactions also include those denominated “over-night”, carried out with foreign banks using funding provided by the subordinates.

Income derived from these transactions is accounted for in Income Statement.

Transactions not settled ruing the agreed time period are legalized and booked as components of the loan portfolio with exception of those carried out with Banco de la Republica.

Repo Transactions

A repo transaction takes place when the subordinates acquire or transfer securities in exchange for delivery of liquid funds, while assuming at that instance and by virtue of such action, the commitment to transfer of acquire from the counterpart on either the same day or at a later date, at an established price, the same securities matter of the transaction or other securities of the same kind and features.

The initial amount may be calculated after a discount over market price of those securities involved in the transaction; it may be established that, through the duration of the transaction, the securities surrendered may be exchanged for other securities and also, restrictions may be imposed as to the mobility of the securities involved in the operation.

Earnings are registered in this account, calculated in exponential manner during the tenor of the transaction and are recognized for income statement purposes.

Securities transferred under the repo transaction must be accounted for in debit or credit contingent/memo depending on whether the transaction is of open or closed nature.

Amounts transferred under the transaction must be booked as memo accounts, debt or credit, depending on whether open repos or closed repos, respectively.

Simultaneous Transactions

These are transactions in which the subordinate acquire or transfer securities in consideration for delivery of an amount of money, assuming at such instance and by virtue of the business, a commitment to once again acquire or transfer property, on the same day or at a later date, at an agreed price in securities of the same kind and characteristics.

It is not permitted that the initial amount of the transaction be calculated as a discount over the market price of the securities involved; it may neither be established that through the duration of the transaction there is substitution of the securities initially surrendered by others nor is it possible to impose limitations to the mobility of the securities matter of the transaction.

This item includes returns earned by the acquiring party, paid by the seller in the form of financial returns as cost for the simultaneous transaction, calculated exponentially during the tenor of the operation.

The difference between the present value (at delivery of the securities) and the future value (final transfer price) is an income account in the form of financial return, calculated exponentially through the duration of the transaction and recognized for income statement purposes.

Securities transferred under the simultaneous transaction must be filed under contingent/memo credit or debit accounts for credit or debit positions, respectively.

Temporary Transfer of Securities

Refers to those transactions in which Subordinates transfer title over certain securities under agreements for reversal transaction on the same date or at a later date. At the same time, the counterpart transfers to the Subordinates property over other securities or an amount of funds equal to or higher than the value of the securities matter of the transaction.

Transactions for the Temporary Transfer of Securities

Refers to those transactions in which the Subordinates transfer title over certain securities with agreement to reverse the transaction on the same or at a later date. In turn, the counterpart transfers to the Subordinate the ownership of other securities or an amount of money equal to or higher than the value of the securities matter of the transaction.

(f) Investments

Investments of the Parent Company are represented by securities and other instruments issued by other economic entities, acquired to obtain either fixed or variable income and to hold control, direct or indirect, over any company.

Investments held by Subordinates correspond to securities acquired for purposes of maintaining a secondary source of liquidity, to maintain control, direct or indirect, over any company in the financial or technical services market, to comply with legal or regulatory mandates, or for the exclusive purpose of elimination or reduction of market risks to which the underlying assets or the liabilities or other elements of the financial statements are exposed.

Outstanding balances of investments held by the financial subordinates, for purposes of consolidation, have been valued using the linear accrual method (that includes all costs accumulated throughout their respective history). Notwithstanding this statement, the policy that these entities apply to their individual balance sheets for purposes of individual classification, valuation and registry is described in literal b) of Note 3.

Valuation of investments has, as its main objective, to calculate, book and disclosure to the market of the value or correct exchange price  at which a certain security or paper could be negotiated at a certain date in accordance with its individual characteristics and under conditions prevailing in the market on such date.
Determination of value or fair price for the exchange of a certain security o title does take into consideration all criteria necessary to warrant fulfillment of the intent to valuate securities or titles, as follows:

Objectivity: Determination and assignment of a value or fair price for the exchange of a security or title is conducted on the basis of technical and professional criteria that recognize the effects derived from changes in the performance of all variable that may affect such price.

Transparency and representation: The fair value or price of exchange of a security or title is determined and assigned with the purpose of revealing a true economic result, neutral, verifiable and representative of the rights incorporated into such security or title.

Permanent Evaluation and Analysis: The fair value or price of exchange that is attributed to a security or title is based on the permanent evaluation and analysis of market conditions of its issuers and the issue itself. Variations of such conditions are reflected in changes in the previously assigned price or value, under the periodicity set for valuation of the underlying investments.

Professionalism: Determination of the fair value or price of exchange of a certain security or title is based upon the outcome resulting from analysis and study performed by an prudent and diligent expert, focusing on the search, achievement, knowledge and evaluation of all relevant information available, in such a manner that the price so determined reflects the amounts that would reasonably be received for its sale.

Below follows description of the manner in which the various types of investments are classified, valued and booked:

Classification	Tenor	Features	Valuation	Accounting
Negotiable	Short Term	Securities acquired to generate profits through fluctuation of market prices	Through fair exchange prices, rates of reference and/or margins, as calculated and published daily by the Colombian Stock Exchange. This procedure is conducted in a daily manner.

The difference resulting between the current market value and its immediately prior value is registered as a higher or lower value of the investment and its counter account affects the income statement of the period.

This procedure is followed in a daily manner. In compliance with dispositions of External Memorandum 014 of 2007 issued by the Financial Superintendence of Colombia Investments are valued at market prices as of the same date of their acquisition; therefore, accounting of changes between the cost of acquisition and market value of the investment is carried out as of the date of acquisition.

Negotiable – Participation	Short Term	Grant to the holder of the security a capacity as co-owner of the issuer. Includes investments in collective sight loan portfolios created to earn income

Investment in participation securities issued and traded in Colombia are valued in accordance with prices furnished by agents authorized by the Financial Superintendence of Colombia on the basis of information provided by the Stock Exchange in which they are traded.

Participations in collective loan portfolios are valued on a per unit basis calculated by the administrator company one day before the date of valuation

Differences arising between the current market value and the immediate prior value are booked as a higher or lower value of the investment and its counterpart affects income statement of the period.

This procedure is carried out daily

For participation securities: investments are booked at cost. Dividends or earnings distributed in kind, including derivatives from capitalization into the shareholders equity revaluation are not booked as income and thus do not affect the value of the underlying investment. In this situation, sole modification will be that of the number of social rights in the respective accounting books. Dividends or earnings distributed are accounted for as a lower value of the investment.

To hold through maturity	Through maturity	Securities through which subordinates hold the serious purpose and legal capacity, contractual and financial and operational, to hold through maturity or date of redemption.	In exceptional manner on the basis of their internal rate of return calculated at the instance of their acquisition. This procedure is carried out in a daily manner.

Present value is accounted for as a higher value of the investment and its counter account is booked in income statement for the period.

This is a daily procedure.

Investment income pending collection is booked as a higher value of

These investments may not be used for liquidity transactions or repos, simultaneous or temporary transfers, except when dealing with mandatory or forced investments undertaken in the primary market and provided its counterpart is Banco de la Republica or the General Directorate of Public Credit or the National Treasury or any of the entities under the supervision of the Financial Superintendence of Colombia.

In a similar manner these instruments may be surrendered as guarantee through a counterpart central risk chamber seeking to provide support to the fulfillment of agreed obligations in terms of settlement and liquidation the investment.
Debt securities available for sale	One year

Securities respect of which the Subordinates hold the serious purpose and legal capacity, contractual, financial and operational, to hold during at least one (1) year as of the date of classification in this category.

After one year, on the first day of the immediately following year, may be reclassified as negotiable or to hold through maturity.

Investments in this category may be used as guarantee for negotiation of derivative financial instruments when the counterpart is the central risk chamber of counterparts.

Likewise, these investments may be used in transactions for purposes of liquidity, repos, simultaneous or temporary transfer of securities.

Through use of fair exchange prices, rates of reference and margins, calculated daily by the Colombian Stock Exchange.

Investments represented of securities or public debt instruments or instruments representative of private debt are valued on the basis of verified information regarding their generic raw price as published by a recognized information platform at 16:00 Colombian official time.

In those days when it is not possible to find or estimate a price for valuation of such securities or investment instruments, valuation is performed in exponential manner on the basis of their internal rate of return.

This is a daily procedure.

Changes registered by these instruments are accounted for under the following procedure:

1) The difference between present value on the date of valuation and the immediately prior day is registered as a higher or lower value of the investment with credit or debit to the pertinent income statement.

2) The difference between market value and present value is registered as an unrealized accumulated gain  or loss in pertinent equity accounts.

This procedure is carried out daily.

Participation Securities – available for sale	None

Investments that grant subordinate entities the capacity or title as co-owners of the issuer.

This category includes securities of low or no tradability or not quoted in stock markets and securities held by subordinates in their capacity as controlling or parent company.

Investment in Participation securities are valued depending on whether they are quoted or not in stock markets, as follows:

Participation securities registered in stock exchanges are valued on the basis of the last valuation price published by authorized agents. Should there be no price available for the date of valuation, such investments are therefore valued at the last known valuation price. In the event that a security registered at the stock exchange does not have a record of transactions from the instance of its issuance in the secondary market and there is no market price for its primary issue, valuation is performed in accordance with methodology established for participation securities issued and negotiated in Colombia but not registered at the Stock Exchange.

Participation instruments not registered at securities and stock exchanges are valued monthly and under a maximum three month tenor following cut-off date of the financial statements of the subordinated companies. Acquisition cost is increased or reduced in the participation percentage of subsequent variation in the equity position of the issuer, calculated on the basis of certified financial statements as of 30 June and 31 December of each year or the most recently available.

Collective loan portfolios and securitization instruments are valued at their per unit value calculated by the company administrator of the issue on the day prior to valuation date.

Securities and titles traded in Colombian stock exchange

Securities quoted at foreign stock exchanges are valued at closing price or in its absence at their most recent transaction price during the five (5) days prior to negotiation including the date of negotiation: Should there be no such price or any quote during such period, instruments are valued at the average price of quotes reported during the thirty (30) trading days, including the date of valuation.

Low or minimum tradability (or no market quotes):

The difference between market value or the updated investment value and the amount in which the investment was booked, is accounted for as follows:

If higher, it initially reduces –through exhaustion- the reserve or provision for devaluation and any excess is booked as revaluation surplus.

If lower, it affects the revaluation surplus through exhaustion and any excess is booked as devaluation.

When dividends or earnings are paid in kind, including proceeds from capitalization of the equity revaluation account, registration as income follows of the portion booked as revaluation surplus, through charge to the investment account and reversal of such surplus.

When dividends or earnings are distributed in cash, the portion booked as revaluation surplus is accounted for as income, after reversal of such surplus, and any excess dividend payment is booked as a lower value of the investment.

High and Medium Tradability

Update of market price of securities with high or medium tradability or those quoted in International exchanges of recognized standing are booked as realized accumulated gains or losses in equity accounts and its counter account is a charge or credit to the investment account.

This procedure is carried out daily.

Cash or kind dividends including those derived from capitalization of equity revaluation surplus are booked as income up to the amount entitled to the investor as a percentage of the equity or equity revaluation of the issuer, as booked from the date of acquisition of the investment, with charge to accounts receivable.

In the event securities are traded at more than one foreign stock exchanges, utilization will be made of the closing price or quote available at the most important foreign stock exchange, it being understood as the stock exchange in which trade is conducted of the highest number of the underlying instruments during the last thirty (30) trade days including the date of valuation.

The price of the respective security is then converted into domestic currency through utilization of the market representative rate (TRM) for the day of valuation.

Should there have been no quotes during the last thirty (3o) trading days valuation will be conducted using the procedures provided for transaction of securities not registered at the stock exchanges with the last valuation price being used as purchase price

Reclassification of Investments

In order for a security to remain in any category of investment classification, the underlying security or instrument must satisfy the features or conditions incumbent to any title of the assigned category.

The Financial Superintendence of Colombia may, at any time, mandate entities to reclassify a certain security or instrument whenever it is deemed that such security or instrument does not fulfill the features of the pertinent category in which it is intended to classify it or when such reclassification is required to ensure higher clarity or disclosure of the respective financial condition.

Investments may be reclassified following the dispositions listed below:

For investments to be held through maturity to and including negotiable investments, reclassification will be conducted upon occurrence of any of the following circumstances:

•	Significant deterioration of the conditions of its issuer, parent company, subordinates or related companies;

•	Regulatory changes that make it impossible to uphold the investment;

•
Merge processes that lead to reclassification or realization of the investment in order to secure an own position of interest rate risk or to adjust to credit risk policies established by the resulting entity;

•	Other events of unforeseen nature, subject to availability of a previous authorization by the Financial Superintendence of Colombia.

•
For investments available for sale to and including negotiable investments or investments to be held through maturity: there will be reclassification upon the occurrence of any of the following circumstances:

•	One year has passed since classification in this category;

•
The investor loses its capacity as parent company or controlling entity and this event involves a decision to divest the investment or the main purpose of making profit by reason of short term price fluctuations, as of such date;

•	Significant deterioration in the condition of the issuer, its parent company, subordinates and/or other related companies;

•	Regulatory changes that prevent holding the investment;

•
Merge processes that attach reclassification or realization of the investment seeking to hold a prior risk position in terms of interest rates or to adjust to a credit policy previously established by the resulting entity;

•	The investment moves from low tradability or minimum tradability at stock exchanges or is not quoted as of high or medium level tradability.

When investments to be held through maturity or investments available for sale are reclassified as negotiable investments, observation is made of rules on valuation and accounting of the latter category; consequently, unrealized earnings or losses are recognized as income or expenses on the date of reclassification.

In the event of reclassification of an investment, pertinent report will be sent to the Financial Superintendence of Colombia regarding the reclassification made no later than on the tenth (10th) calendar days after such date, informing the reasons that support such decision and stating any impact on the income statement.

Securities or instruments that are reclassified in order to transfer to negotiable investments may not be reclassified later on.

Rights for repurchase of investments

It corresponds to restricted investments that constitute a collateral guarantee over commitments to repurchase e investments.

Regarding these investments, subordinates keep their rights and all economic benefit associated to their value and preserves all inherent risks although the legal title is transferred at exercise of the repurchase transaction.

The securities continue to be valued on a daily basis and accounted for in the balance sheet and income statement according to methodology and procedures applicable to investments classified as negotiable, to hold through maturity and available for sale.

Investments surrendered as security

Represents those investments in securities or debt instruments that result from the collateral on any transaction involving derivative financial instruments which may be liquidated in cash, as established in the incumbent contract or in the corresponding rulings of the system for negotiation of securities, of the system for registration of transaction involving securities or on the system for settlement and compensation of securities.

These instruments are valued on a daily basis and are accounted for in the balance sheet and income statement according to methodology and procedures applicable to investments classified as available for sale.

Effective 1st January 2010, these securities are included in the investment account as per dispositions in Resolution 1420 of 2008 and Communication 066 of 2009 issued by the Financial Superintendence of Colombia.

Investments received under processes of escision

Stock shares acquired in processes of escision are registered at the value for which they are received. Revaluations arising from differences between trading prices and the intrinsic value of the shares received are registered in the revaluations account with counter entry to revaluation surplus and are later on transferred as a higher value of the investment into the sub-account equity participation method to equity holdings and counter entry to surplus under equity participation. Revaluations or devaluations arising from differences between the cost of the investment received and its intrinsic value are registered in the revaluations account with counter entry into the revaluations surplus account and remaining thereat.

Later on application takes place of the equity participation method on the basis of the financial statements of the subordinate and the new percentage participation of the subordinate, taking as cost the intrinsic value of the investment at the instance of escision.

Credit Risk Rating – Reserves or Losses
Non-rated Instruments and/or issues of Securities or Reserves:

Securities or instruments that do not carry external rating and securities or debt instruments issued by unrated entities, are classified and reserves are created taking into account the following parameters:

Category	Risk	Features	Reserves
A	Normal	Fulfill the agreed terms for the instrument t r security or have sufficient debt service capacity for both principal and interest	Not applicable
B	Acceptable
Issues involving factors of uncertainty that could affect capacity for continued debt service. Also, their financial statements and other information available present weaknesses that may affect their financial condition.
Net value must not exceed eighty percent (80%) of its acquisition cost.
C	Noticeable
Issued that represent medium or high probability of default in the timely payment of either capital or interest. Also, their financial statements and other information available evidence deficiencies in financial condition that compromise recovery of the underlying investment.
Net value must not exceed sixty percent (60%) of their acquisition cost.
D	Significant
Corresponds to those issues that already register default in compliance with agreed terms; also, their financial statements and other information available evidence marked deficiencies in their financial condition and, as a result, probability of not recovery is highly questionable.
Net value may not exceed forty percent (40%) of their acquisition cost.
E	Non- collectable
Issues that as per their financial statements and other information available are deemed uncollectable. Also, there are no financial statements as of the closing of 30 June and 31 December of each year.
The full value of this item must be entirely reserved.

Securities or Instruments under Issues or by Issuers that carry external risk rating

Securities and/or instruments that have received one or several grading awarded by entities recognized by the Financial Superintendence of Colombia and/or securities or debt instruments issued by entities than have been rated by these risk rating companies may not be booked in amounts that exceed the following percentages of their face value, net of amortizations occurred through the date of their valuation:

Rating – Long Term	Maximum Amount %	Rating – Short Term	Maximum Amount %
BB+, BB, BB-	Ninety(90)	3	Ninety(90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

Pursuant to creation of reserves over certificates of time deposit, the risk rating of the issuer is to be applied.

Reserves on investments classified as “through maturity”, regarding which it is possible to establish a fair price of exchange according to dispositions applicable to negotiable securities and/or instruments and/or to securities/instruments available for sale, are to be created in amounts equal to the difference between such price and the registered value.

Investments in foreign securities and instruments

Negotiable investments and investments available or sale represented by securities or public debt instruments issued abroad and by securities or public debt instruments issued abroad by foreign issuers are valued on the basis of their purchase price (BID) as published by Bloomberg BID
The net present value or market value of securities or instruments denominated in currencies other than the dollar of the United States of America are converted to this currency on the basis of conversion rates published for the date of valuation at the website of the Central Bank of  Europe. When rates are not available at said website, utilization will be made of conversion rates to the dollar of the United States of America as published by the Central Bank of the respective country

g) Credit Loan Portfolio and Financial Lease Transactions

This account registers loans granted and financial lease transaction undertaken by the Subsidiaries (credit establishments) supervised by the Financial Superintendence of Colombia under the various modalities authorize. Resources used in credit extension are provided from their own funding, deposits from the general public and other financing sources, domestic and external.

Loans are book at initial disbursement amount with exception of purchases of loan portfolios under the “factoring” modality, which are booked at cost.

Classification of loan portfolio in distributed in four (4) credit modalities:

Comercial
Loans that, regardless of their amount, are extended to individuals for the acquisition of consumption goods or payment of services for non-commercial or entrepreneurial purposes, other than those disbursed as microcredit transactions.
Financial agreements in which the Lessor (the banking subsidiaries of Grupo Aval that engage in rental or lease transactions) acquire an asset (equipment, vehicles, software) and deliver it in rental to  a Lessee. The Lessee pays monthly rental installments to the Lessor for the use of the asset. The Lessee has the option to purchase the asset at the end of the rental period by payment of a previously established price.

Consumer loans

Loans that, regardless of their amount, are extended to individuals for the acquisition of consumption goods or payment of services for non-commercial or entrepreneurial purposes, other than those disbursed as microcredit transactions.

Housing loans

Extended to individuals for the acquisition or new or used residential units are denominated in UVRs or legal currency and must be backed by a first degree mortgage on the asset financed. Tenor for amortization must fall between –minimum- five (5) years and –maximum- thirty (30) years. Loans may be fully or partially prepaid at any time without penalty. In the event of partial prepayment, the debtor is entitled to choose whether application is to me made against outstanding capital installments or to a reduction in the tenor of the obligation. Additionally, these loans carry a remunerator interest rate which is applied to the outstanding balance of the obligations, whether denominated in Pesos or UVRs; interest is charged in arrears and may not be capitalized. Loan size may be up to seventy percent (70%) of the value of the property, determined by the purchase price or a technical appraisal conducted during the six (6) months prior to extension of the loan. In the case of loans for financing of social interest housing nits the amount of the loan may increase to eighty percent (80) of the value of the property. Acquisitions so financed must carry insurance against fire and earthquake risks.

Microcredit portfolio

Integrated by credit transactions referred to in Article 39 of Law 590 of 2000, as amended or modified, replaced or extended, as well as by those transactions entertained with micro-companies, under which most important repayment source arises from revenues generated by their operations.

The outstanding debt of the debtor may not exceed the equivalent of one hundred and twenty (120) minimum legal monthly salaries at the moment of approval of the respective credit transaction. Outstanding indebtedness is understood as the total amount of combined indebtedness of the micro.—company with the entire financial sector, as determined through consultation of databases and information provided by the company, excluding mortgage loans for the financing of housing units and adding the new obligation.

A micro-company is defined as a unit for economic exploitation, by an individual or legal entity, of entrepreneurial activities of agricultural, industrial, commercial or service nature, rural or urban, which total number of employees is not higher than ten (10) or total assets fall below five hundred (500) minimum legal monthly salaries.

Criteria for evaluation of credit risks

Subordinates (credit establishments) permanently engage in evaluation of credit risk on assets, both when granting the loans as well as throughout their duration, including restructurings. For this purpose, they have designed and implemented a System for Administration of Credit Risk (SARC) which compiles credit policies and procedures for credit administration, reference models for estimation or quantification of expected losses, a system of reserves for coverage of credit risk and internal control procedures.

In course of the credit approval process, several variables are established for each loan category, which allow discrimination of creditworthy individuals that match the risk profile set by the Bank. The processes for segmentation and discrimination under the credit portfolios and their respective credit worthy individuals are used as basis for their classification as well as for application of internal statistical models that evaluate the various features of the credit applicant for quantification of credit risk.

Methodologies and processes incorporated into the credit approval process allow monitoring and control of credit exposure under the various loan portfolios as well as of the aggregate portfolio, thus avoiding excess credit concentration by levels of borrower, economic sector, economic groups, risk factors, etc.

The Banks engage in permanent monitoring and rating of credit transactions in accordance with the respective approval process, which is in turn based, amongst other criteria, on information regarding the historic performance of the portfolios and individual credits; on the individual features of the borrowers, their exposure and guarantees; on the credit record of the borrowers at other financial entities and on financial information that the borrower discloses as a component of its financial records; and on sector and macroeconomic variables that affect the normal development of the transactions.

In evaluation of territorial public entities, Subordinates do verify compliance with conditions established in Laws 358 of 1997, 550 of 1999, 617 of 2000 and 1116 of 2006.

Evaluation and Requalification of Loan Portfolio

Subordinates - credit establishments (including foreign subsidiaries) evaluate loan portfolio risk through amendments to the respective risk ratings whenever in possession of analysis or information that justifies such changes.

For an adequate fulfillment of this obligation, Subordinates evaluate the financial performance of the obligor at other financial entities, particularly if at the instance of evaluation the debtor registers any restructured obligation, in accordance with information provided by risk classification centers or any other reliable source. Performance of the long term portfolio is evaluated on a monthly basis, in aspects including repayment, cancellations, charge-offs and past due time of the underlying transactions.

When loans incur in default after being restructured, immediate reclassification is mandatory.

Classification of Credit Risk

Subordinates review credit transaction on the basis of the aforementioned criteria and classify them in one of the following credit risk categories, taking into account the following minimum objective conditions:

Category	Approval	Approved Commercial Loan Portfolio	Approved Consumption Loan Portfolio
“AA”	New loans which assigned classification at approval is “AA”.	Outstanding loans with past due payments not exceeding 29 days i.e. between 1 and 29 days past due.	Loans which risk rating through application of MRCO methodology is “AA”.
“A”	New loans which risk rating at approval is “A”	Outstanding loans with delayed payments in excess of 30 days but not exceeding 59 days, i.e. between 30 and 59 days past due.	Loans which classification after application of MRCO rating methodology is “A”.
“BB”	New loans which risk rating at approval is “BB”.	Outstanding loan obligations past due more than 60 days but less than 90 days, i.e. between 60 and 89 days past due.	Loans which classification after application of MRCO methodology is “BB”.
“B”	New loans which risk rating at approval is “B”.	Outstanding loans past due over 90 days but less than 120 days, i.e. between 90 and 119 days past due.	Loans which classification after application of MRCO methodology is “B”.
“CC”	New loans which risk rating at approval is “CC”.	Outstanding loans more than 120 days past due but less than 150 days, i.e. between 120 and 149 days past due.	Loans which classifications after application of MRCO methodology is “CC”.
Default”	-	Outstanding loans past due for 180 days or more.	Consumer loan portfolio past due over 90 days.

Other criteria taken into account by the subsidiaries in the rating of credit portfolios are as follows: for commercial loan approved, rating at the instance of approval, rating at monthly closings of the quarterly anniversaries of loan disbursement; rating upon completion of the approval process for features of each debtor and other factors that might be deemed of higher risk. For consumer loan portfolio, the rating assigned at the instance of approval and on the quarterly anniversaries of loan disbursement.

For consumer loan portfolio, classification assigned at loan approval is valid solely through the closing of the month in which the loan is disbursed.

Pursuant to homologation of risk ratings for commercial and consumer loan portfolios in reports of indebtedness and registration of the financial statements of the subordinates (credit entities), ratings in the chart below are applicable:

Group Category	Reporting Categories
	Commercial	Consumer
A	AA	AA
A for past dues between 0-30 days
B	A	A for past dues higher than 30 days
	BB	BB
C	B	B
	CC	CC
	C	C
D	D	D
E	E	E

When by reason of implementation of the reference model adopted by the Financial Superintendence of Colombia, the subordinates (credit entities) rate customers as in situation of default, homologation of outstanding exposure is d as follows:

Group category E =  Past due customers which assigned PDI (loss upon default) is one hundred percent (100%).
Group category D =  All other past due customers

For purposes of homologation of consumer loan portfolio, default period, as in the above chart, must be understood as the maximum delay reported for the individual debtors under aligned products.

For all debtors that at the instance of rating are not classified in the default category, in development of the Reference Model for Consumer Loan Portfolio (MRCO), the subordinates apply the model below, depending on the segment being rated. This model calculates a score on the basis of the individual features of each debtor and results from the application of the following equation:

Score =	1 –z
1 +e

Where Z varies depending on the sector to which the debtor belongs. Finally, on the basis of the resulting score, ratings are assigned according to a chart set by the Financial Superintendence of Colombia, as shown below:

Score up to
Classification	General - vehicles	General - other	Credit Card
AA	0.2484	0.3767	0.3735
A	0.6842	0.8205	0.6703
BB	0.81507	0.8900	0.9382
B	0.94941	0.9971	0.9902
CC	1	1	1

Subordinates must rate debtors in the higher risk category whenever additional risk elements are available that support such change.

Housing and Microcredit loan portfolios are classified as follows, depending on the age of past due exposure:

Category	Micro-credit	Housing
“A” Normal Risk	Up to date and up to 30 days past due	In compliance or with up to two monthly installments past due
“B” Acceptable Risk	Past due between one and two months	Past due installments between 2 and 5 months
“C” Noticeable Risk	Past due between 2 and 3 months	Past due installments between 5 and 12 months
“D” Significant Risk	Past due between 3 and 4 months	Past due installments between 12 and 18 months
“E” Uncollectable	Past due over 4 months	Past due installments over 18 months

Credit Restructuring

Credit restructuring is understood as any mechanism of exceptional nature  instrumented through the execution of a juridical business in order to amend conditions originally agreed on, aiming to allow the debtor a timely servicing of its obligation when under a situation of real or potential deterioration of debt service capacity. Additionally, restructurings include agreements under the framework established by Laws 550 of 1999, 617 of 2000 and 1116 of 2006 or other rules or regulations that add to, amend or substitute them, as well as extraordinary restructurings and novation.

Fiscal Soundness as per Law 617 of 2000

Pursuant to loan restructurings derived from participation in the Fiscal and Financial Soundness Programs created by Law 617 of 2000 the government extends guarantee over financial obligations of territorial entities with financial institutions supervised by the Financial Superintendence of Colombia upon certified fulfillment of all requirements established under this Law, including, amongst other, that fiscal adjustment agreements were signed before 30 June 2001. Such guarantee is up to forty percent (40%) of credits outstanding prior to 31 December 1999 and up to one hundred percent (100%) of all new credits destined to fulfill the fiscal adjustment programs.

Such restructuring, as common feature, provide for reversal of loan-loss provisions previously created for loans included in the restructuring pertinent to the portion guaranteed by the government while the unguaranteed portion may keep rating assigned prior to 30 June 2001.

Should default occur under the restructuring agreement, debt is classified back to a higher risk category than the one held prior to restructuring.

In order to achieve a better credit rating after restructuring, all terms and conditions must be fulfilled.

In the event of default by territorial entities, existing debt on date of default that is not covered by the government guarantee is reclassified as “E”.

Extraordinary Restructurings

For all loan restructurings booked by subsidiaries (credit establishments) under the dispositions of External Memorandum 039 of 1999 issued by the Financial Superintendence of Colombia and for a period ending 31 December 1999, reversal or reserves for loan losses was permitted provided the restructuring agreement allowed “A” rating for the debtor and at least two interest payments or one principal installment were made and a certificate of Management Performance and debt Service Capacity had been issued under the terms of the agreement.

Restructuring Agreements

Pursuant to all credits restructured through the duration of Law 550 of 1999, upon initiation of the restructuring negotiation, the subordinates (credit establishments) suspended accrual of interest on outstanding loans and held risk classification as of the date of the negotiation. However, should the customer be classified as “A”, it was reclassified to “B” and a loan loss reserve of one hundred percent (100%) of outstanding amount was created.

In the event of failure of the negotiation, credits as rated “E”, uncollectable.

As of the issuance and effectiveness of Law 1116 de 2006, through which creation was mandated of the Corporate Insolvency Regime, all debtors are deemed to be in situation of default.

When a customer is accepted into a restructuring process under the terms of Law 1116 of 2006, the Subordinate suspends accrual of interest and classifies the customer in a risk category in accordance with its current situation. Should such situation deteriorates or should it be perceived that terms of the restructuring agreement being negotiated do not satisfy the expectations of the subordinate, risk classification is revised and new classification is assigned in accordance with the higher risk. If no agreement is reached or partial liquidation is mandated, the customer is classified as in default.

Special Criteria for classification of restructured loans

Restructured loans may keep former credit rating provided that restructuring involves an improvement in debt service capacity and/or in the probability of default. If the restructuring contemplates grace periods for principal repayment, such rating is only maintained when such periods do not exceed one year as of the date of signing of the agreement.

Outstanding credit may be upgraded after restructuring only after debtor demonstrates regular and effective performance in payment of outstanding principal as in a regular credit transaction and provided its debt service capacity is either upheld or improved.

(h)           Loan Portfolio Charge-Offs

Loans are susceptible of charge-offs when, in the opinion of the administration of the subordinates, they are deemed uncollectable or their recovery is considered remote or uncertain and after loan loss reserves equal to 100% of outstanding balances are created and all possible collection mechanisms have been exhausted in the opinion of judiciary recovery experts and lawyers.

Charge-offs, however, do not constitute release of officers responsibility for approval and administration of the incumbent loan nor does it eliminate their obligation to continue to engage in collection efforts aimed to accomplish recovery.

The Board of Directors is the only administrative instance with sufficient authority to approve charge-off of transactions deemed uncollectable.

(i)           Loan and Accounts Receivable Loss Provisions

In order to duly cover loss related risks, subordinates (credit establishments) have implemented a loan-loss reserve system through which provisions are calculated over the outstanding balance of the obligation, on the basis of application of reference models for commercial loans (MRC) and Consumer Loans (MRCO). For loans outstanding under the modalities of Housing and Micro-credit, reserves are calculated on the basis of default periods of the individual customers.

Commercial and Consumer Loan Portfolios

Subordinates (credit establishments) have adopted the reference models for commercial and consumer loan portfolios established by the Financial Superintendence of Colombia, based on which reserves are created after application.

Determination of expected loss (reserve) results from application of the following formula:

EXPECTED LOSS = [Probability of Default] x [Exposure of the Asset at the instance of Default] x [Loss resulting from Default]

Processes for segmentation and discrimination of credit loan portfolios and possible credit subjects are used as basis for determination of expected losses in the Reference Model for Commercial Loan Portfolio (MRC) in turn based on segments that are differentiated by the asset level of the incumbent debtors, under the following criteria:

Classification of Commercial Loan Portfolio by Asset levels:

Classification of Commercial Loan Portfolio by level of total assets
Size of the Company	Total Assets
Large Companies	Over 15,000 MLMS(*)
Medium Companies	Between 5,000 and 15,000 MLMS
Small Companies	Less than 5,000 MLMS
(*) Minimum legal monthly salaries

The model includes a special category denominated “Natural Persons” which groups individuals eligible for commercial loan extension.

The Reference Model for Consumer Loan Portfolio (MRCO) is based on segments that are differentiated according to the underlying products and the credit establishments that administer and approve them, seeking to preserve the features of market niches and products used.

Following are market segments established by subordinates pursuant to the MRCO reference model:

•	General – Automotive vehicles: loans granted for acquisition of motor vehicles

•	General - Other: Loans granted for acquisition of consumer goods other than automotive vehicles. Does not include credit cards.

•	Credit cards: Roll-over credit facilities for acquisition of consumer goods by means of a plastic card.

The reference model for commercial and consumer loan portfolios allow determination of components of expected loss in accordance with the following parameters.

a.	Probability of Payment Default

Indicates the probability that, within a period of twelve (12) months, debtor incurs in payment default

Probability of default is defined according to the following matrixes, established by the Financial Superintendence of Colombia:

Commercial Loan Portfolio

Classification	Large Companies		Medium Companies		Small Companies		Natural Persons
	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B
AA	1.53%	2.19%	1.51%	4.19%	4.18%	7.52%	5.27%	8.22%
A	2.24%	3.54%	2.40%	6.32%	5.30%	8.64%	6.39%	9.41%
BB	9.55%	14.13%	11.65%	18.49%	18.56%	20.26%	18.72%	22.36%
B	12.24%	15.22%	14.64%	21.45%	22.73%	24.15%	22.00%	25.81%
CC	19.77%	23.35%	23.09%	26.70%	32.5%	33.57%	32.21%	37.01%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Consumer Loan Portfolio

Classification	Matrix A			Matrix B
	General Automotive vehicles	General Other	Credit Card	General Automotive vehicles	General Other	Credit Card
AA	0.97%	2.10%	1.58%	2.75%	3.88%	3.36%
A	3.12%	3.88%	5.35%	4.91%	5.67%	7.13%
BB	7.48%	12.68%	9.53%	16.53%	21.72%	18.57%
B	15.76%	14.16%	14.17%	24.80%	23.20%	23.21%
CC	31.01%	22.57%	17.06%	44.84%	36.40%	30.89%
Default	100.0%	100.0%	100.0%	100,00%	100,00%	100,00%

In this manner, for each segment of the commercial and consumer loan portfolios calculation is made of the probability of change in the assigned category and the classification of default during the following twelve (12) month period according to the cycle of general performance of the overall credit risk.

b. Loss upon Default (PDI)

PDI is defined as the economic deterioration in which subsidiaries would incur in the event of materialization of any situation of default. PDI for debtors rated in the default category will suffer a gradual increase depending on the number of days lapsed after classification in such category.

Guarantee backing the incumbent transaction become necessary to calculation of the losses expected in the event of non-payment and, as a result, are key for determination the level of reserves.

Subordinates consider suitable guarantees those assurances duly formalized that carry a value determined on the basis of technical and objective criteria, that provide a juridical efficient backup to the repayment of the guaranteed obligation and which likelihood of realization is reasonable adequate.

In order to evaluate offered support and the likelihood of realization of each available guarantee, the Bank takes into consideration the following factors: nature, value, coverage and liquidity of the guarantees as well as the potential costs for its realization and the requirements of legal nature that would be necessary for their enforcement.

PDI by type of guarantee is classified as follows:

Commercial Loan Portfolio

Type of Guarantee	PDI	Days after payment default	New PDI	Days alter payment default	New PDI
Not admissible guarantee	55%	270	70%	540	100%
Subordinated credits	75%	270	90%	540	100%
Admissible financial collateral	0 – 12%	-	-	-	-
Commercial and residential real estate properties	40%	540	70%	1080	100%
Assets under real estate leasing	35%	540	70%	1080	100%
Assets under leasing modalities other than real estate leasing	45%	360	80%	720	100%
Other forms of collateral	50%	360	80%	720	100%
Collection Rights	45%	360	80%	720	100%
Unguaranteed	55%	210	80%	420	100%

Consumer Loan Portfolio

Type of Guarantee	PDI	Days after payment default	New PDI	Days after payment default	New PDI
Not admissible guarantee	60%	210	70%	420	100%
Subordinated credits	0 – 12%	-	-	-	-
Admissible financial collateral	40%	360	70%	720	100%
Commercial and residential real estate properties	35%	360	70%	720	100%
Assets under real estate leasing	45%	270	70%	540	100%
Assets under leasing modalities other than real estate leasing	50%	270	70%	540	100%
Other forms of collateral	45%	360	80%	720	100%
Unguaranteed	75%	30	85%	90	100%

c. Exposure value of an Asset

Regarding commercial and consumer loans, the exposure of the value of an asset is understood as the outstanding balance of principal, interest, interest accounts receivable and other accounts receivable.

Individual Loan Loss reserves under reference models

Commencing on 1st April 2010 under the terms of External Memorandums 035 of 23 September 2009 issued by the Financial Superintendence of Colombia, for the commercial and consumer loan portfolio reference models, the Subordinates have established a general scheme for loan portfolio reserves, which are thereupon calculated as the sum of the components denominated, respectively “pro-cyclical individual component” and “countercyclical individual component”. The subordinates apply a cumulative phase calculation to the monthly evaluation of performance of ratios for deterioration, efficiency, stability and growth.

	Cumulative Phase	De-cumulative Phase
Deterioration	< 9%	> = 9%
Efficiency	< 17%	> = 17%
Stability	< 42%	> = 42%
Growth	> 23%	< = 23%

Commencing on the accounting closing of May 2011, implementation took place of changes in calculation of the above ratios, in accordance with dispositions in External memorandum 017 of 4th May 2011 which reflects dispositions under Numeral 1 .3.4.1 of Chapter II of External Memorandum No. 100 of 1995. The above includes deflation of Deterioration ratios (quarterly variation of individual real reserves of total loan exposure classified in the B, C, D and E categories) and Growth ratios (Real annual growth rate of total gross loan portfolio). Additionally discount took place of accumulated quarterly  interest income pursuant to calculation of the above ratios during the semester, registered in sub-accounts 410241, 410242 and 410243 (Post-default interest on consumer, housing and micro-credit loan portfolios).

Upon calculation of the above ratios, the individual loan loss reserve was calculated as the Sum of the Pro-cyclic Individual Component and the Counter-cycle Individual Component.

The Pro-cyclical Individual Component corresponds to the portion of the individual reserve of the loan portfolio that reflects the current credit risk of each debtor.

The Countercyclical Individual Component corresponds to the portion of the individual reserve for loan losses in the overall loan portfolio that reflects possible change in the credit rating of the debtors in those instances in which deterioration of assets increases. This portion is incorporated in order to reduce impact over financial results when such situation arises. CIC is the highest of CIC in the previous month affected by exposure and the difference between losses anticipated by Matrix A and B in the month of evaluation.

Under no circumstance may the countercyclical individual component of each obligation be lower than zero and may not either surpass the value of the expected loss calculated as per matrix B: likewise, the sum of the two components may not exceed exposure value.

Subordinates calculate these two components in separate manner for both principal and accounts receivable pursuant to outstanding loan portfolio and leasing obligations.

In order to establish methodology to be applied for calculation of these components, Subordinates engage in monthly evaluation of indicators related to: real quarterly variation of individual reserves for total loan portfolio classified as B, C, D and E; quarterly accumulated reserves net of recoveries (loans and leasing portfolios)  as a percentage of quarterly accumulated income for interest on loans and leasing portfolios; accumulated quarterly reserves net of loans and leasing portfolios recoveries  as accumulated percentage of quarterly adjusted financial margin; and annual real growth rate of gross portfolio.

Depending on the result of these indicators, methodology is applied in cumulative stage or a methodology of non-cumulative stage

As of 31 December and 30 June 2012 individual reserves were calculated on the basis of the cumulative stage methodology, as established by the Financial Superintendence of Colombia.

Pursuant to homologation of the various guarantees incorporated in each credit agreement under the segments listed above, subsidiaries classify, for each type of guarantee, the following guarantees:

Housing and Micro-credit Loan Portfolio

General Provision

Correspond to a minimum of one percent (1%) of the total gross loan portfolio for the modalities of housing and micro-credit.

Subordinates at all times keep reserves not below the above percentage, as reflected in the outstanding balances pending payment:

Category	Microcredit		Housing
	Principal	Interest and Other Concepts	Guaranteed Principal %	Unguaranteed Principal %	Interest and Other Concepts
A - Normal	1	1	1	1	1
B - Acceptable	3.2	100	3.2	100	3.2
C - Noticeable	20	100	10	100	100
D - Significant	50	100	20	100	100
E - Uncollectable	100	100	30	100	100

In terms of Housing Loan Portfolio, if during a period of two (2) consecutive years the individual loan remains classified in the E category, the reserve percentage over the secured portion is raised to sixty percent (60%. Should a third (additional) year occur in such circumstance, the reserve percentage over the guarantees portion increases to one hundred percent (100%).

Effects of Eligible guarantees over the creation of individual loan-loss provisions

Pursuant to the creation of individual loan-loss provisions, guarantees are deemed to only secure outstanding principal amounts. Therefore, balances to be amortized under exposure secured by eligible guarantees are subject to loan-loss provisions in the applicable percentage, which is applied as follows:

•
When pursuant to housing loans, non-guaranteed portion, to the difference between the unpaid amount and one hundred percent (100%) of the guarantee. For the guaranteed portion, one hundred percent (100%) of the outstanding guaranteed principal exposure.

•
When pursuant to micro-credit exposure, to the difference between the unpaid amount and seventy percent (70%) of the value of the guarantee. In these cases, depending on the nature of the guarantee and of the default period of the respective loan, consideration is made of only those percentages of the total guarantee that are listed in the following charts:

Non-mortgage Guarantee		Mortgage Guarantee or Trust Guarantee Eligible Guarantee

	Percentage		Percentage
Default	Coverage	Default Period	Coverage
0 - 12 months	70.0%	0 – 18 months	70.0%
12 – 24 months	50.0%	18 – 24 months	50.0%
More than 24 months	0.0%	24 – 30 months	30.0%
		30 – 36 months	15.0%
		More than 36 months	0.0%

Rules for Alignment

Subordinates (credit establishments) align risk classification of their obligations in accordance with the following procedures:

a)
Prior to the step of creation of reserves and homologation of classifications, on a monthly basis and for each debtor, subordinates carry-out an internal alignment process under which all exposure of the same obligor is classified at the Highest risk rating of any loan extended in the same modality.

b)
According to standing legal dispositions, subordinates mandated to consolidate financial statements assign the same risk category to all credits under the same modality that are extended to the same debtor.

(i) Acceptances, Cash Transactions and Derivatives

This item registers the value of banker acceptances created by the Parent Company on behalf of its customers and those created on its name by foreign bank correspondents. It also registers cash denominated transactions and operating contracts of the Parent Company for derivative transactions such as forwards,  repetitive assignments, futures, swaps and options.

Bankers Acceptances

A commercial transaction in which the Subordinates, upon signature of an “Draft of Exchange”, as accepting party, commit to pay to a third party (the beneficiary), in a certain time, a bill of exchange issued by one of its customers (the requesting party) arising from a purchase-sale of merchandise in a determinate amount.

Banker Acceptances have a maturity of up to one (1) year and may only originate from import and export (goods) related transactions or under sale-purchase agreements for domestic movable goods.  .

In the moment of acceptance of the drafts, their value is booked simultaneously as an asset and a liability as “Time Bankers Acceptances” and if not presented for payment at maturity, will be reclassified as Overdue Time Acceptances. If at the moment of payment acceptance have not been covered by the buyer of the underlying merchandise, they are to be reclassified in the account Loans – Bankers Acceptances Covered.

After maturity, banker acceptances are subject to reserve requirements imposed on sight obligations and obligations before thirty (30) days.

Cash Transactions and Derivatives

Cash transactions are those which liquidation and payment takes place within three (3) working days immediately following the date on which they are agreed.

Financial assets acquired through cash transactions are booked on their date of compliance or in their liquidation date but not on their date of negotiation unless the two dates coincide. Notwithstanding the above, changes in the market value of the incumbent instruments divested are to be reflected in income statement as of the date of negotiation, as the case may be.

Under the method of date of liquidation, the seller books the financial asset as an item in the balance sheet up to the date of delivery of the respective asset and, additionally, books, in the asset side, the right to receive the funds resulting from the transaction and the obligation to surrender the asset negotiated. The latter is valued at market price in accordance with standing regulations applicable to investments and variations in the value of the obligation are booked in income statement.

On the other hand, the buyer of the asset does not book the financial asset until it is received but, accounting wise, it registers –in the asset side, a right to receive the asset, which is to be valued at market prices, and an obligation to deliver the funds agreed in the transaction.

When the transaction is successfully completed, buyer and seller of the asset reverse both the right and the obligations booked at initiation of the transaction.

Subordinates book transactions regarding financial derivatives meaning contracts which main feature is that their fair exchange price depends on one or more undertakings and which compliance or liquidation takes place at a later date. These transactions are carried out for several reasons, amongst which the following are to be highlighted:

•	Offering products tailored to the needs of each customer, fulfilling, amongst other, a function of coverage of financial risks.

•
Structuring of portfolios for the subordinates for adoption of advantageous arbitrage positions on different curves, assets and markets and allowing achievement of high profitability levels under low levels of equity consumption.

•
Subordinates engage in derivatives transactions for purposes of coverage of active and passive positions of balance sheet items, for intermediation between customers or for capitalization of arbitrage opportunities, both of rates of exchange or interest rate, in the domestic and external markets

Types of Derivative Financial Instruments:

A derivative financial instrument allows administration of one or more risks associated with the underlying products and f fulfills any of the following characteristics:

•	Non requirement of a net initial investment;

•	Requirement of initial investment below that which would be needed to acquire instruments that result in the same expected payment as a response to changes in market factors.

Transactions involving derivative financial instruments are valued daily at their fair trading price; they depend on one or more subjacent and their settlement or liquidation is carried out at a later moment upon consideration of the following:

The fair trading price of basic financial derivatives in absence of a market price is that resulting from the application of formulas for valuation established by the Financial Superintendence of Colombia.

Methodology, parameters and sources of information adopted for valuation of basic financial derivative instruments are used consistently during a minimum of one (1) year commencing on the date of the modification. The same technology is used for valuation of different derivatives that involve similar features provide they relate to the same subjacent.

Financial derivatives that yield a positive trading price are booked as assets, with separation of the value of the right and the value of the obligation except in cases of options, when the accounting registry affects solely one account. Those instruments that yield a negative fair trading price, that is to say, a price that is not favorable to the supervised entity, are booked as liabilities under the same separation. When the fair trading price of the derivative financial instrument is zero (0) whether on the initial date or at any other date, its financial registry is made on the asset side.

Derivative financial products are negotiated at the various Treasury tables; that is to say, in specialized and distribution tables when covering the foreign exchange risk and support the underlying entity by allowing projection of resulting cash flows and permitting Treasury to return to its principal activity: that of covering such risks.

Derivative products that the subsidiaries engage in transactions are:

•	Forward transactions (peso-dollar, other currencies and instruments)

•	Options – basic and combined

•	Swaps (Cross Currency Swap and Interest Rate Swap)

•	Futures: Standard derivatives of the Colombia Stock Exchange (futures over notional bonds and TRM futures)

•	Standard derivatives in foreign markets (exchange rate futures and euro-dollar futures)

•	Novated Forwards

•	Forward Contracts

A “forward” is a derivative formalized through a contract between two (2) parties, tailored to their individual needs, for the purchase/sale of a specific amount of a determined subjacent at a future date, setting the date of execution of basic conditions on the derivative financial instrument, amongst them the Price, date of delivery of the subjacent and the modality of delivery. Liquidation of the instrument in the date of compliance pay arise from its physical delivery or the liquidation of differences, depending on the subjacent and on the agreed modality for delivery, the latter may be amended by common agreement during the tenor of the instrument.

•	Options

An “option” is a contract that grants its holder an option or right, although not the obligation, to buy or sell a certain amount of one asset at an agreed price and on a certain date or during a certain period of time. Such contract mandates the issuer to either buy or sell the asset on the date in which the “option” is exercised by its holder, according to conditions such as amount, quality and price, as agreed pursuant to the contract.

•	Swaps

A swap or financial exchange contract is a contract executed by two (2) parties in which they agree to the exchange of a series of cash flows, calculated under certain conditions agreed under the contract which must be compensated on specific dates, also agreed at initiation of the transaction.

The purpose of this type of transaction is to reduce the risks created by the fluctuations of currency exchange rates and interest rates. In general, these are contracts aimed to provide coverage of long term transactions with more than one remaining flow.

Swap transactions may be of two modalities:

•
Interest rate swaps or contracts under which the cash flows that are surrendered by both parties are denominated in the same currency and which are in turn divided in two modalities: fixed rate for variable rate swaps and variable rate for variable rate swaps.

•
The interest rate swap (IRS Interest Rate Swap) is a two party contract for the exchange of interest flows derived from payment or charge of future flows under different modalities of interest rates. In this type of swap there is no exchange of principal amounts and the transactions occur in the same currency.

•
Foreign exchange Swaps or foreign currency swaps in which the flows resulting from the transaction are denominated in different currencies. There are three modalities of currency swaps: currency against fixed, variable currency against variable and fixed currency against variable currency.

Foreign exchange swaps (Cross Currency Swaps) are two party contracts for exchange of principal flows, denominated in different currencies, during a certain period of time. Through the tenor of the contract, each party assumes interest payments accrued under the principal amount received at the exchange. On the dates for amortization and at maturity of the contract, there is an effective exchange of principal amounts in the currencies originally held by each party, liquidated at the spot rate of exchange of the day of initiation of the transaction.

•	Futures

A future is defined as a standard contract in terms of date of compliance, magnitude or face value, the characteristics of its respective undertaking, location and manner of delivery (in cash or kind). It is negotiated in the stock exchange through the Central Counterpart Risk Chamber and the two (2) parties commit to sell or buy the underlying asset on a specific future date at a price set at execution of the respective contract.

Futures may be settled through cash liquidation by means of a transaction contrary to the initial one, to be carried out at maturity through the physical delivery of the product or through liquidation against a given index.

1 – Accounting and Valuation of Derivative Financial Instruments:

In accordance with rules set by External Memorandum 025 of 2008, Resolution 1420 of 2008 and Communication 066 of 2009 issued by the Financial Superintendence of Colombia, derivative financial instruments are classified on the basis of their tradability, as follows:

•	Coverage of Risk of other positions,

•	Speculation seeking to obtain gains

•	Market arbitration

Accounting of derivative financial instruments depends on the finality of the underlying negotiation. As of 31 December and 30 June 2012, all transactions carried out by the Subordinates are registered as of coverage and speculation.

Although derivatives cover the risks of foreign exchange rates they generate volatility in terms of income statement in light of the variation of other types of associated risks such as devaluation curves peso-dollar (differential of foreign exchange rates). The purpose of the accounting treatment of these coverage is to isolate the effects of volatility over income statements resulting from variation in risk factors other than rate of exchange, taking to income statement only the income/expense resulting from foreign exchange re-expression and taking to net-worth accounts the portion of variation of the fair exchange price corresponding to other factors (devaluation, lapse of time, etc.).

Commencing on1st January 2010, regardless of their finality, derivative financial instruments that yield a fair positive exchange  price , that is: favorable to the Subordinate, are booked as assets with separation of the value of the right and the value of the obligation and excluding options for which the accounting entry is only one. On the other hand, those that yield a negative fair exchange Price, that is: unfavorable to the Subordinate, are to be booked as liabilities, with the same separation. Likewise, there is no net settlement of favorable balances and unfavorable balances for the various transactions even when of the same nature.

Derivative financial instruments with purposes of speculation are to be booked, as of the date of their execution, in amount equal to their fair exchange Price. When, on the initial date, the value of the contract is zero (0), that is to say when there is no actual payment or physical delivery between the parties, there is no accounting for income statement purposes. In subsequent valuations, variations in the fair exchange price are booked in income statement.

On the date of liquidation of derivative financial instruments cancellation takes place of outstanding balances in general balance sheet accounts and any resulting difference is either credited or charged to the respective income statement accounts, as applicable. Should the accumulated balance of the derivative financial instrument be positive on such date, it is booked as income and, should it be negative, it is then booked as expense. This procedure is completed independently, instrument by instrument, each time one is liquidated.

Type of Transaction	Valuation and Accounting
Forward on Securities
In forward transactions on the purchase of securities the right is calculated through valuation of the security at market prices and valuation of the obligation at the present value of the amount of the agreed purchase price.

In cases of forwards over the sale of securities, the right is calculated as the present value of the agreed sale price of the security and the obligation is calculated through valuation of the security at market prices.

Forward on FX currency
The methodology for valuation of forward and cash denominated transactions on foreign currency used by the Bank is based on the present value of the future underlying flows (rights and obligations) resulting from the transaction; it is most common that one of such flows is denominated in dollars of the United States of America and the other in Colombian pesos. Each flow is brought to present value using market discount rates for dollars and pesos, as applicable for the remaining time lapse in each transaction. The resulting present values are calculated using compounded continued rates. Once the present value of the flows is determined, they are re-expressed in Colombian pesos at market Representative rate (TRM) as calculated and certified by the Financial Superintendence of Colombia. Interest rates used are those of the market, based on the average devaluation of the Colombian market.

Options
Determination of market value of options in foreign currencies performed by the Banks is calculated using a methodology developed by
Black and Scholes.

Information to be used in the model for valuation of options is secured from financial information systems that are current providers of prices for the various variables involved (volatilities, risk free domestic and foreign interest rates, etc.).

The initial registry corresponds to the Premium effectively paid and to market variations affecting the fair trading price in respect of the initial and effectively paid price; these are accounted for at Income Statement. Rights and obligations are booked in contingent accounts.

When the bank buys an option, be it a “call” or a “put”, the accounting entries of both the premium paid and the daily variations of the fair trading price are carried through on the Asset side of the balance sheet.

When the bank sells an option, the accounting entry for the Premium received and the daily variations of the fair trading price is conducted on the Liability side of the balance sheet.

On the date of settlement of the contract, the corresponding outstanding balances are cancelled for both the right and the obligation and any resulting difference is accounted for as either gain or loss on the valuation of derivatives.

Swaps
The valuation of a swap transaction consists on bringing to present value (discount) each of the future flows and to convert them to the base accounting currency.

In order to carry through the process for valuation of a swap transaction, the Bank updates market information (curves of interest rates and foreign exchange rates) and, on the basis of the particular features of each transaction, decomposes the swap into future cash flows and calculates the total flow for each settlement date.

The aggregate sum of the present value of the flows received is accounted for as a right and the aggregate sum of all flows surrendered is accounted for as an obligation.

The result calculated for the valuation on the date in which the transaction is agreed is booked as a deferred item to be amortized through the maturity of the swap. The results of valuation from the second day forward and through the date of maturity are deducted in the amount of the resulting deferred item.

Futures
In this type of derivatives there is a daily liquidation of profit and loss. The Central Chamber for counterparty Risk “CRCC” does communicate, on a daily basis, the result of compensation to the participants and further engages in the debit or credit of realized losses or earnings.

In the case of notional bond futures, if the bank presents a short position, it does inform to CRCC  what is the instrument or security chosen for liquidation of the resulting obligation, on the basis of the basket of deliverables and then engages in the transfer of the securities through the Deposit of Securities (DCV or DECEVAL) which will confirm the effective transfer of the securities to CRCC.

For futures on foreign exchange rates dollar/peso, at maturity of the contract settlement is performed against the price of the subjacent asset (TRM) as published for the last day of the negotiation.

The amount of the obligation to be booked by the seller in its balance sheet (a right for the buyer) corresponds to the price of each unit under the futures contract reported on the date of valuation by the Stock Exchange multiplied by the number of contracts and for the nominal value of each contract. On the other hand, the value of the right that is to be accounted for by the seller, in its balance sheet, (an obligation for the buyer) in Colombian pesos, corresponds to the price of each unit as set in the futures contract, multiplied by the number of contracts and the nominal value of each contract.

Novated forwards are instruments of financial derivatives nature that are negotiated over the counter and which counterparts, by joint agreement, take to a central chamber for counterparty risk for its settlement and liquidation. The agreement is ruled by a general frame contract signed by both parties until the date in which the central chamber for counterparty risk enters as a counterpart in the transaction. As of such moment the rules of the chamber are applied and the frame contract previously signed by the initial counterparties to such financial instrument will cease to rule. In a similar manner, the respective central risk chamber must warrant to the Financial Superintendence of Colombia full access to information pursuant to these transactions whenever required.

The accumulated outstanding balance through the date in which the Central chamber for counterparty risk does effectively accept the transaction is taken as an item of accounts payable or accounts receivable, as the case may be, on the name of the chamber. This account will be cancelled in the process for settlement and liquidation of the transactions according to the rules of the respective Central Chamber for Counterparty Risk.

2 - Coverage Derivative Financial Instruments

It is a combination of transactions in which one or several financial instruments, denominated instruments for coverage, are designed to reduce or eliminate a specific risk that may have adverse impact on income statement as a consequence of variations in their fair trading price, cash flows or rate of exchange applicable to one or various items, denominated primary positions.

Accounting of derivative financial instruments used for coverage purposes depends on the specific type of coverage being used. Specifically, for coverage of assets and liabilities denominated in foreign currency, it operates as follows:

•
Accumulated earnings or loss of the derivative financial instrument is recognized in the pertinent sub-account of the income statement provided that such amount does not exceed the value of the accumulated variation of the covered primary position attributable to changes in the rate of exchange, from the date of initiation of the coverage transactions, which is booked in the respective accounts for either loss or earnings in foreign exchange.

•
When the accumulated earnings or loss of the derivative financial instrument is higher than the amount mentioned above, the difference is booked in the equity account “accumulated unrealized earnings or loss on coverage derivative financial instruments- coverage of assets or liabilities denominated in foreign currency”, with the pertinent sign.

•
On the date of maturity of the coverage transaction, the accumulated outcome of the derivative financial instrument used for this type of coverage, that is booked in the equity subaccount “accumulated unrealized earnings or loss on coverage derivative financial instruments- coverage of assets or liabilities denominated in foreign currency” is transferred to income statement at the respective subaccount for derivative financial instruments.

On the other hand, accounting of primary positions covered is as follows::

a.
The primary position continues to be registered at its nominal value on each date, at the same balance sheet and income statement accounts, under the same methodology and dynamics as it would occur should there be no coverage.

b.	Starting on the date of initiation of the coverage transaction through derivative financial instruments, the present value of the primary position is accounted for in Memo Accounts.

Derivative financial instruments used as instruments for coverage are forward peso/US dollar transactions with different maturity profiles.

(j) Realizable, Received in Payment and Repossessed assets

Realizable: Those tangible assets property of the company that is intended for sale; may be assets acquired or built for sale, assets received in recovery of loans or financial lease transactions.

Received in payment: books the value of those assets received by the Subsidiaries in lieu of payment originated from unpaid credits.

Assets received in lieu of payment and represented by real estate properties are received on the basis of a technically established commercial appraisal while movable assets, stocks and participations are received at market value.
For proper booking of assets received in lieu of payment, the following conditions must be fulfilled:

•	Initial booking is made in accordance with the value determined in the official attachment or as agreed with the debtor party.

•	When the asset to be received in lieu of payment does not meet conditions for divestiture, its cost is increased in the amount of all expenses necessary to engage in its commercialization.

•
If there is a difference between the value of receipt and the amount of the loan to be repaid which results in favor of the paying party, the pertinent amount is accounted for as an account payable; in the event the value of the asset is not sufficient to cover outstanding debt, the difference is covered through a provision equivalent to such difference.

•
Assets received in payment corresponding to investments in securities, are valued through application of criteria indicated in this Note under Numeral “2 (e) of Investments” and taking into account all requirements for reserves during the period mentioned below.

•	When the commercial value of the property is below book value, a reserve is created in an amount equal to the resulting difference.

•	Appraisal of assets received in payment is booked in memo Accounts

Restituted assets are those that are returned to financial entities in development of financial lease transactions by reason of breach of contract by the lessors or location holders or by the non-exercise of purchase options. These assets are not subject to depreciation.

Assets not used pursuant to the corporate objective are assets for own use that entities cease to use in development of their corporate purpose. These assets are depreciated through the instance of their realization and are accounted for as fixed assets pursuant to the limits set by Numeral 1.2 of Chapter Seven of Title One of the Basic Juridical memorandum of the Financial Superintendence of Colombia.

Reserve for Realizable Assets, Assets Received in Payment and Repossessed Assets

The financial subordinates book the value of assets received in lieu of payment of unpaid outstanding balances under credit transactions in their favor.

Real Estate properties

The Financial Superintendence of Colombia defined a model for calculation of reserves on assets received in lieu of payment and permitted the possibility that financial entities adopt their own models subject to prior approval by the same Superintendence. On this basis, individual reserves of Banco de Bogota are created for real estate through application of a model approved by the Financial Superintendence of Colombia. The model calculates the maximum expected loss resulting from the sale of assets received in lieu of payment in accordance with their history of recoveries from assets divested, the addition of expenses incurred in the forfeiting transaction, maintenance and sale of these assets and their grouping in common categories for determination of the base rate for the reserve. This rate is adjusted on a monthly basis up to reaching a reserve equal to eighty percent (80%) depending on the group of assets to which it belongs, as follows:

-
For assets received in lieu of payment after two (2) and four (4) years of receipt and for which the Financial Superintendence of Colombia did not approve extension of sale period and those assets  with more than two (2) years and less than four (4) years after receipt and for which the Financial Superintendence did grant authorization for extension of sale period, these entities have fulfilled the required adjustment after twenty seven (27) months and reserves have adjusted to reach eighty percent (80%) at 31 December 2005.

-
For assets received in lieu of payment with less than two years after receipt and received after 1 October 2003, application was made of the adjustment function during a period of forty eight (48) months and a provision was created at eighty percent (80%).

-
For purposes of real estate properties a reserve is to be created through allocation of equal monthly quotas during the year following receipt of the assets, up to an equivalent to an additional thirty percent (30%) which is increased in monthly amounts during the second year up to another thirty percent (30%) to reach a total sixty percent (60%) of their acquisition cost. Once the authorized period for sale is expired without approval for extension, the reserve must be increased to eighty percent (80%). In the event an extension is approved, the remaining twenty percent (20%) may be reserved at expiration of the approved extension.

-	When the commercial value of the real estate property is below book value of the asset received in lieu of payment, a reserve is created in the amount of the resulting difference.

-
Regarding real estate properties which date of receipt was over two (2) years before the date of issuance of the above mentioned External Memorandum, a reserve was created through the allocation of monthly quotas up to a level of eighty percent (80%) of their acquisition cost.

Movable Assets

A reserve must be created during the year following receipt of the asset, up to thirty five percent (35%) of its acquisition cost, which reserve is increased by an additional thirty five percent (35%) during the second year after acquisition up to reaching a level of seventy percent (70%) of book value before reserves. Once the legal period authorized for sale of the asset is expired without an approved extension, the reserve must be increased to one hundred percent (100%) of book value. In the case an extension of the sale period is granted, the remaining thirty percent (30%) reserve may be created during the tenor of the extension.

When the commercial value of the assets is lower than the book value of the asset received in lieu of payment, a reserve is to be created in the amount of the resulting difference.

Notwithstanding rules for reserves mentioned above, movable assets received in lieu of payment that correspond to investment securities are valued through application of criteria established in Chapter I of the Basic Financial Accounting Memorandum, on the basis of their classification, as either negotiable investments, available for sale or to be held through maturity.
Reserves created over assets received in lieu of payment or assets restituted under financial lease transactions may be reversed when the underlying assets are sold in cash; when the assets are booked as loan portfolio or financial lease transactions, earnings derived from the transfer to the loan portfolio account and financial lease transactions account, are to be deferred throughout the agreed tenor of the respective transaction.

Rules regarding Legal Tenor for Divestiture

Assets received in lieu of payment must be sold off in a period of two years following the date of their acquisition; however, they may be booked as fixed assets when necessary for the ordinary course of business and subject to compliance with asset investment limits.

Extension of the above period may be requested to the Financial Superintendence of Colombia, which is to be filed prior to expiry of the tenor permitted for divestiture.

The pertinent application for extension must demonstrate that fulfillment has been made of all stops required/available for divestiture and that sale has not been possible. In any event, extension may not exceed an additional two-year period as of expiry of the original period for divestiture, and all efforts for sale of such non-productive must be pursued.

k) Properties and equipment

Represents registry of tangible assets acquired, built or in process of import, construction or assemble which are used in permanent manner by subordinates in due development of their social business objectives and which useful life exceeds one (1) year. Includes direct costs and expenses incurred up to the date in which they are in condition of use.

Additions, improvements and extraordinary repairs that have a significant increase in the useful life of these assets and other disbursements for maintenance and repairs for their preservation, are depreciated as caused.

Depreciation is registered on the basis of application of the straight line method and in accordance with the estimated number of useful life years of each item. Annual depreciation rates for each account are as follows:

Buildings, warehouses and silos	5%
Equipment, furniture and office items	10%
Transportation equipment and machinery	10%
Computer equipment	20%
Vehicles	20%

Properties and equipment are booked at cost, subject to yearly re-expression as a consequence of inflation until 31 December 2000.

Assets surrendered under operating lease transactions are booked at cost and disbursements for improvements and repairs that increase the efficiency and useful life of the assets, are capitalized. Cash outlays by reason of maintenance and repairs are accounted for as expenses for the period in which they are incurred.

Starting 1997, Banco de Occidente adopted the method of reduction of balances for depreciation – for fiscal purposes. The system of reduction of balances consists in annual fixed rate depreciation applicable to non-depreciated balances in previous years; the applicable depreciation rate if the nth root of balances over cost.

For purposes of calculation a residual value was determined which is an integral component of the amount to be depreciated in the last year of the useful life of the asset, as to achieve total depreciation.

(l) Assets Surrendered under operating lease contracts

This account registers the cost of assets under operating lease contracts that the subordinates, under the respective lease contract, surrender to the lessor for its utilization.

Depreciation of assets surrendered under operating lease contracts is made on the lesser of the useful life of the asset and the tenor of the lease contract.

When, under operating lease contracts, it is established that rental installments are to be used for amortization of at least ninety percent (90%) or a higher portion of the value of the asset, depreciation is made through the duration of the contract and under the methodology of financial depreciation according to the conditions of the contract.

A general reserve of one per cent (1%) of the value of the asset is created and the sum of accumulated depreciation and the general reserve may not exceed one hundred percent (100%) of the value of assets under operating lease contracts.

The reserve is created along the guidelines issued in Chapter I of Memorandum 100 of 1995.

Individual reserves are created for properties and equipment surrendered under operating lease transactions which net book value is higher than their respective commercial value, determined through technical appraisals, and when the net book value is below appraised commercial value, the difference is booked as asset revaluation in the equity account.

(m)	Branches and Agencies

Registers changes in operations conducted between General management and the offices of the financial entities, as well as those engaged into between the offices of the financial entities and the Agencies located abroad.

Outstanding balances are reconciled daily and pending items are normalized over a period not exceeding thirty (30) calendar days.

At closing of the accounting periods, net outstanding balances in the subaccount branches and agencies are reclassified in the asset and liability accounts and the respective income or expenses are duly recognized.

(n)	Prepaid expenses and deferred charges

Prepaid expenses correspond to cash outlays incurred by the Parent Company and the subordinates in normal development of their activity, which benefit is to be received over several periods and which may be recovered and assume the successive execution of the services to be received.

Deferred charges correspond to costs and expenses that will benefit future periods and are not susceptible of recovery. Their amortization is recognized as of the date in which they initiate contribution to income generation.

Amortization is done as follows:

Prepaid expenses

a. Interest – during the prepaid period.
b. Insurance – during the life of the policy
c. Leases – during the prepaid period
d. Equipment maintenance – during the life of the contract.
e. Other prepaid expenses – during the period in which services are received

Deferred Charges

Deferred expenses represent charges by reason of costs and expenses and that will benefit future periods and are not susceptible of recovery. Amortization is recognized as of the date in which the underlying expense contributes to income generation.

a.
Expenses incurred in the reorganization and pre-operational expenses represent expenses of research and development of studies and projects which are deferred provided that pertinent expenses may be identified in a separate manner and that their technical feasibility is proven. Amortization takes place over a period not longer than five (5) years;

b.	Road construction projects; amortization takes place over the tenor of the contract;

c.	Remodeling amortize over period not longer than two (2) years;

d.	Computer programs amortize over periods not longer than three (3) years.

e.	Office supplies and materials according to their effective consumption;

f.	Improvements in properties under lease contracts amortize during the lesser of the period of duration of the underlying contract and its probable useful life.

g.	Deferred income taxes of “debit” nature resulting from temporary differences are amortized upon compliance with legal and regulatory requirements as pertinent to fiscal dispositions.

h.	Memberships and contributions over the period prepaid;

i.
Advertising and propaganda amortize during a period equal to that of the accounting exercise; however, those expenses for publicity and propaganda under launching of new products or image change may not exceed an amortization period of three (3) years.

j.	Equity Tax during a four-year period

k.	Studies and projects over a period not to exceed two (2) years

l.	Other concepts are amortized over the period for recovery of the cash outlay or during the period in which benefits are received.

m.	Fees and commissions paid for products are amortized over a period not exceeding six (6) months.

n.	Discounts in placement of investment securities are amortized over a five (5) year period.

o.	Intangible Assets

Acquired Goodwill

Parent Company

Accounts for amounts paid in excess of book value in the acquisition of shares or aliquots of ownership participation
Mercantile credit received from the acquisition of shares of Corporacion de Ahorro y Vivienda AHORRAMAS S.A., currently Banco Comercial AV Villas S.A. is amortized in straight line over ten (10) years as established since its origin and acquired along with the acquisition of shares in September and December 2007 are amortized in respectively 36 and 33 months.

Mercantile credit from the acquisitions of Banco Popular S.A. and Banco de Occidente S.A.by Grupo Aval Acciones y Valores S.A. is amortized under the method “Reversal of the sum of the digits over the tenor” in a twenty year period.

Subordinate Banco de Bogota S.A. as of 9 October 2006 adhered to the dispositions of External Memorandum 034 of the Financial Superintendence of Colombia and in this sense, outstanding mercantile credit as of the closing of fiscal year 2006 began to be amortized under the exponential method over a period of twenty (20) years. In a similar manner, mercantile credit was allocated amongst several business lines. These business lines are subject to a deterioration test in which comparison with book value (including the assigned mercantile credit) with technical valuation studies prepared annually by independent experts. If losses due to deterioration are found, the mercantile credit assigned to such line of business must be amortized up to the amount of the established loss.

Subordinate Banco de Occidente S.A., amortizes mercantile credit on the basis of the exponential method over amounts originated on the difference between values paid and net shareholder equity on the date of acquisition of Banco Aliadas and Banco Union Colombiano, over a period of respectively 216 and 237 months, in accordance with the dispositions of External memorandum 034 issued by the Financial Superintendence of Colombia. The Bank values selected business lines at market price in order to establish if there is or not a deterioration of such business line. Valuation is prepared on the basis of earnings flows generated by each business line, identified as an independent cash flow generator.

Banco Popular S.A. and Banco Comercial AV Villas S.A. do not account for any amounts corresponding to acquired mercantile credit in their financial statements.

(p)	Other Assets

Other Assets basically include assets available for sale, investments in custody, assets available under leasing contracts and prepaid taxes. Assets available for sale are assets no longer used in the main core business of the banking subsidiaries of Grupo Aval and which are depreciated through the moment of sale. Furthermore, these assets are material proof of demerit and any deterioration is charged to the Consolidated Income Statement; investments in custody are rights acquired under trust transactions; assets available under leasing contracts represent a stock of assets to be placed under lease contracts for tenor no exceeding one (1) year.

Rights under Trust Agreements

Register all rights generated through execution of mercantile fiduciary agreements which give either the trustee or the beneficiary the right to exert in accordance with either the contract or legal dispositions.

The transfer of one or more of the assets, as directed by the trustee to the trust agent, must be executed, as per accounting regulations, at adjusted cost in such a way that the delivery of the asset does not in itself generate realization of profit for the trustee and the latter will only be relevant, in income terms, when the assets is effectively realized to a third party.

(q)	Revaluations and Asset Revaluation

Subordinates register in this account the revaluation of investments available for sale under participation securities, properties and equipment, specifically real estate and vehicles and of art and culture holdings.
Company registers in this account revaluation originated from the difference between cost of investments received under processes of escision and their respective intrinsic value at the moment of the transaction, as well as those arising from the difference between the intrinsic cost of the investments and its realizable value.

No revaluation is accounted for by reason of assets received in lieu of payment and restituted assets, which if any are to be registered in memo accounts.

Asset Revaluation and Devaluation

Revaluation of assets included in shareholders equity is made as follows:

(1)
Commercial technical appraisals conducted by specialized firms versus the net book value of properties and equipment surrendered under operating leases. According to stipulations in Decree 2649 of 1993, valuation of assets is to be made, at least, every three (3) years.

(2)	The commercial value of investments available for sale versus their respective net book value.

For investments quoted in stock exchanges such excess is determine don the basis of market value and, when not available, on their intrinsic value, which is determine don the basis of the financial statements not older than six months.

In the event of devaluation of investments available for sale in the form of participation instruments and for properties, plant and equipment, following a caution guideline, for each individual asset, reversal is made of revaluations booked and a reserve is then created.

Accounting

Revaluation of investments available for sale through participation securities are registered on the basis of the shareholder equity variations of the issuer.

Revaluation of real estate properties is determined as the difference between the net cost of the assets and the value of their commercial appraisal conducted by firms with recognized experience and reputation in these matters. In the event of devaluation in the value of the property, under a rule of prudence, a reserve is then created.

Revaluation of art and culture holdings is registered taking into account the condition of preservation of the works, their authenticity, size, technique and the price of similar works.

(r)	Income received in advance

Registers deferred income and revenues received in advance by subordinates in due development of their activity and are amortized during the period in which they accrue or during the period in which services are rendered.

Deferred earnings resulting from the sale of assets received in lieu of payment arising from financing by means of credit transactions are amortized during the tenor of the respective loan exposure.

Interest and monetary correction of loans denominated in UVR (Units of Real Value) that were activated as the product of credit restructurings are registered as income when collected.

Adjustments of the Unit of Real Value, UVR, as indicated in the Policy for Recognition of income from returns and financial leasing.

(s)	Retirement Pensions

At 31 December and 30 June 2012, subordinates that have not amortized 100% of outstanding amounts, apply dispositions issued through Decree 4565 of 7 December 2010 which amended the methodology for determination of the portion that is to be amortized. The reserve is created under a linear method in such a way that as of 31 December 2029 amortization of one hundred percent (100%) of the respective calculation. Thereafter, amortization is kept as such level; payments of retirement pensions are charged to the reserve so created.

For entities that have already amortized 100% , retirement pensions are quantified by means of an actuarial study prepared by individuals specialized in this matter, with appropriate knowledge and under conditions of total independence from the Parent Company and the subsidiaries.

The reserve is booked for one hundred percent (100%) of the corresponding calculation and is thereafter kept at such level. Payments by reason of retirement pensions are charged against the reserve so created.

(t)	Estimated Liabilities and reserves

Subordinates have created reserves for coverage of estimated liabilities on the basis of:

•	the existence of an acquired right and, therefore, of a binding obligation;
•	that payment is demandable or probable; and
•	that the reserve is justifiable, quantifiable and verifiable.

Likewise, this account registers values estimated by reason of taxes, contributions and memberships.

(u)	Bonds mandatorily converted into shares of stock

This item represents the nominal value of bonds issued by the subsidiaries and which grant their holders a right to convert them into shares of stock in the Company.

Discounts granted in their issuance are charged to subaccount 192037-discount in the placement of Boceas – and any premiums are registered in subaccount 272010 – premium on sales of stock.

(v) Recognition of income by reason of returns, leases and monetary correction

Income originated as financial returns and other Concepts are recognized at accrual:

Suspension of interest accrual:

Pursuant tom loan portfolio, subordinates suspend interest accrual, monetary correction, foreign exchange adjustments, fees, other payments and any other income as soon as there is delay in payment, in the terms of the following chart:

Credit Modality	Past-due over

Commercial	3 months
Consumer	2 months
Housing	2 months
Microcredit	1 month

In consequence there is no impact on financial results until income is effectively collected. Until such instance, potential income is registered under memo accounts.

In those cases in which, as a result of restructuring agreements or any other modality of agreement, there is capitalization of interest already booked under memo accounts or as balances of charged-off portfolio including capital, interest and other Concepts, accounting is conducted in the form of deferred income, code 272035 and amortization for income statement is proportional to the amounts effectively collected.

In compliance with dispositions of Law 546 of 1999, article 3, creation was made of the UVR (unit of real value) as account unit reflecting the purchase power of the local currency on the basis of, exclusively, changes in the consumer price index as certified by DANE, which value is calculated under a methodology adopted by the central government.

This methodology mandates that during the months in which the CPI is seasonally higher, UVR will suffer a larger adjustment than in months of low inflation. For this reason, calculation of annual inflation on the basis of inflation rate for any given month is equivalent to assume that this is going to be the inflation rate for the entire year, which distorts the reality of what could happen in such period. Aiming to eliminate such distortion, the Financial Superintendence of Colombia has determined that income from this source must be amortized within one year.

(w)	Special Rule for the Reserve for Accounts receivable (interest, monetary correction, rentals, FX adjustment and other concepts)

When subordinates suspend accrual of returns, monetary correction, exchange adjustments, rentals and income of this nature, the entire accrual and non-accrual amounts are reserved.

(x) Income Tax

Expense by reason of income taxi s determine don the basis of the highest of net liquid income at a tax rate of thirty three per cent (33%) and presumptive income equivalent to three percent (3%) of net shareholders equity as of the last day of the immediately preceding year.

(y)	Deferred Income Tax

Booking takes place in this account of temporary differences that imply payment of a higher or lower income tax during the current year, calculated at current tax rates, provided there is a reasonable expectation that sufficient taxable income will be generated during those periods for which such differences will be reversed.

(z) Equity Tax

The central government, through Law of Tax Reform, No. 1370 of December 2009 created the Equity Tax for tax years 2011 through 2014, which passive subjects are natural and legal persons. The same law established that such tax will accrue at a rate of four point eight percent (4.8%) plus a twenty five percent (25%) surcharge for a total rate of six percent (6%) over net shareholders equity as of 1st January 2011.

Accounting wise, Grupo Aval and its subordinates adopted a policy for recognition, as a liability, the whole amount due under this concept, which is payable in eight (8) equal installments during years 2011 through 2014, charged against deferred charges during the same period, in forty eight (48) monthly installments against earnings of the respective period. Other companies book this tax against revaluation of shareholders equity, a practice permitted under dispositions in Decree 514 of 2010 which added Article 78 of Decree 2649 of 1993.

(aa)	Legal Reserve

As established in Decree 663 of 2 April 1993, legal reserve of credit establishments is created through an allocation of minimum ten percent (10%) of the net earnings of each period up to the level of fifty percent (50%) of subscribed capital; such reserve may not be reduced below this level unless to be used for coverage of accumulated losses in excess of the level of unallocated retained earnings..

(ab) Contingent Accounts
These accounts are used for registration of transactions through which the bank acquires a right or assumes an obligation which materialization is conditioned to the occurrence or not of events that would take place depending on future factors, eventual or remote in nature. Debtor contingencies include financial returns and the financial component of lease installments as of the instance of suspension of accruals in the loan portfolio accounts and assets surrendered under operating lease transactions.

As components of these accounts we must highlight lease contracts close to maturity, as follows: as current portion register is made of lease installments and purchase options that mature during the immediately following year and, as non-current, those that mature after the first year.

In a similar manner, debtor and creditor contingent accounts are registered in the amount of the values transferred under a repurchase or simultaneous transaction.

 (ac) Memo Accounts

These accounts are used for registration, on the basis of their active or passive nature, transactions with third parties that, due to their nature, do not affect the financial condition of the Bank. Likewise, they include accounts of fiscal order where registration takes place of figures for preparation of income tax returns; also, they include those accounts of registry used for fiscal effects, internal control or management information.  Memo accounts may either be of debtor or creditor nature depending on the underlying transaction. Additionally they include the value of credits classified in order of maturity, reciprocal transactions with affiliates and, commencing on 1st January 2001, the value of fiscal inflation adjustments on non-monetary assets and equity.

 (ad) Recognition of Income, Costs and Expenses

Grupo Aval uses the norm of association and accrual for recognition and registry of income, costs and expenses. Interest, fees and rentals paid or received in advance are registered in the account for expenses or income paid or received in advance. Interest accrual, monetary corrections, FX adjustments, rentals and income for other concepts will cease to accrue when a loan registers the following past due situation: commercial loan 3 months – consumer loans 2 months; housing 2 months and microcredit 1 month.

 (ae) Net earnings per Share

At 31 December and 30 June 2012, in order to determine earnings per share. Subordinates used the weighted average of the number of shares subscribed and paid-for between 1st July and 31 December 2012 and between 1st January and 30th June of 2012, which respectively correspond to 18,551,766,453 and 18,551,545,870. Net earnings per share was Col$41.93 and Col$38.73 at 31 December 2012 and 30 June 2012, respectively.

(af) Relative Importance or Materiality

In the consolidated financial statements and its Notes disclosure is made, in integral manner, of economic facts and events that, during the semesters ended 31 December 2012 and 30 June 2012, had effect on the financial condition of the Parent Company and its Subsidiaries, their results and cash flows, as well as changes in the financial condition and equity holdings of the shareholders. No events of such nature exist , not disclosed, that could alter in a significant manner the economic decisions of user so the aforementioned information.

(ag) Reclassifications

Some captions in the general balance sheet and income statement at 30 June 2012 were reclassified for purposes of comparison with those at 31 December 2012.

(4) Cash and Due from Banks

Outstanding balance of cash and bank deposits at 31 December and June 2012, were as follows:

	31 December	30 June
In Colombian Pesos:
Cash	$2,177,424	2,047,676
Due from the Colombian Central Bank(1)	3,666,587	4,080,993
Banks and other financial entities	122,444	231,083
In clearance	-	2,781
Remittances in transit	3.181	1,652
Allowance for cash and cash equivalents	(2,128)	(2,791)
Total	5,967,508	6,361,394
In foreign currency:
Cash (2)	520,010	418,210
Due from the Colombian Central Bank	889	343
Banks and other financial entities (2)	3,155,828	3,927,334
Remittances in transit	244,877	244,834
Allowance for cash and cash equivalents	(52)	-
Total	3,921,552	4,590,721
	$9,889,060	10,952,115

(1)
These amounts are sufficient for fulfillment of deposit reserve requirements imposed by Banco de la Republica and are based on a percentage of all customer deposits at each of the banking subsidiaries of Grupo Aval in Colombia. As per disposition of Resolution 11 of 2008, deposit reserve requirements are determined on a weekly basis and the resulting amounts depend on the type of deposit: 11% for checking accounts and savings deposit and 4.5% on of time deposit with maturity less than 540 days.

(2)
Certain cash and deposits Amounts in foreign Central Banks are suitable for compliance with reserve requirements established, basically, over deposits at BAC Credomatic from its customers in Central America in accordance with standing dispositions in each of the countries where the institution operates. There are no restrictions over cash.

Allowance for cash and cash equivalents

Below is presentation of changes in the allowance for cash and cash equivalents for the semesters ended on:

	31 December	30 June
Balance at beginning of period	$2,791	2,247
Allowance charged to expenses	906	780
Allowance recoveries	(910)	(215)
Charge-offs and other	(607)	(21)
Balance at the end of period	$2,180	2,791

(5) Active Position in monetary market and related transactions

Outstanding balance of active positions in monetary market and related transactions were as follows:

	31 December	30 June
Colombian peso - denominated:
Ordinary interbank funds sold	$239,900	74,361
Transfer commitments under closed repo operations	-	9,311
Investment transfer commitments under simultaneous operations	1,997,168	566,399
	2,237,068	650,071
Foreign Currency - denominated:
Ordinary interbank funds sold	1,272,751	1,587,794
	1,272,751	1,587,794
	$3,509,819	2,237,865

(6) Investments Securities, Net

Investment in trading securities, net is as follows:

	31 December	30 June
Colombian peso - denominated
Issued by the Colombian Government	$1,724,120	1,013,757
Government entities	8,603	10,765
Financial institutions	358,911	292,626
Entities not supervised by the Financial Superintendence	19,444	11,223
Securitization of mortgage loan portfolios	60,965	61,870
Securitizations of other than mortgage loan portfolios	13,816	21,640
Other	116,324	104,689
	2,302,183	1,516,570
Foreign Currency - denominated
Issued by the Colombian Government	3,965	4,628
Foreign banks	434,894	102,230
Foreign Governments	86,047	81,614
Foreign residents	11,514	11,832
Financial entities	32,255	45,831
Securitizations of other than mortgage loan portfolios	104	144
Other	86,127	61,704
	654,906	307,983
Repurchase rights on Trading debt securities(*)	1,773,107	919,176
Trading investments surrendered as guarantee	19,386	5,969
	1,792,493	925,145
Total investments in debt instruments	$4,749,582	2,749,698

(*) Trading repurchase rights (transfer) of investments in debt securities consist on the following:

31 December

Entity	Assets

Banco de Bogota S.A	$49,015,951
Banco de Occidente S.A	23,438,384
Banco Comercial Av Villas S.A	8,821,281
Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. (1)	928,420
Banco Popular S.A.	14,906,446
Grupo Aval Limited (2) (*)	2,812,316
Grupo Aval International Limited (3) (*)	70,967
$99,993,764
30 June
Entity	Assets

Banco de Bogota S.A	$45,872,285

Available for sale Debt securities
Available for sale debt securities were as follows:
31 December		30 June
Colombian peso - denominated:
Issued by Colombian Government	$4,332,484	2,934,902
Financial Institutions	16,734	16,471
Entities not supervised by the Financial Superintendence	985	1,564
Securitizations of mortgage loan portfolios	326,953	361,386
Securitizations other than mortgage loan portfolios	40,135	40,336
Other	7,143	37,450
	4,724,434	3,392,109
Foreign Currency - denominated
Issued by Colombian Government	549,347	410,128
Financial Institutions	1,373,788	911,820
Multilateral credit entities	52,446	51,463
Foreign governments	1,021,521	727,600
Entities not supervised by the Superintendence Financiera	107,151	59,824
Other	1,153,380	67,682
	4,257,633	2,228,517
Subtotal investments in debt securities	8,982,067	5,620,626
Repurchase rights on available for sale debt securities (*)	2,155,387	5,485,529
Endorsed or guaranteed instruments	93,884	117,854
	$11,231.338	11,224,009

(*) Repurchase rights on available for sale debt securities included:

	31 December	30 June
Colombian peso – denominated: Internal Public Debt Instruments
Guaranteed by the Colombian Government	$2,075,632	5,333,912
Total Colombian peso - denominated	2,075,632	5,333,912
Foreign currency - denominated:
Other public debt instruments	48,160	21,738
Securities issued, endorsed or guaranteed by foreign governments	23,598	43,401
Securities issued, endorsed or guaranteed entities supervised by the Financial Superintendence	-	75,216
Other securities	7,997	11,262
Total foreign currency - denominated	79,755	151,617
	$2,155,387	5,485,529

Held to maturity debt securities

Investment in hold to maturity debt securities included the following:

	31 December	30 June
Debt Securities Colombian peso - denominated:
Issued by the Colombian Government	$628,023	710,364
Government entities	611,387	616,532
Financial Institutions	417,172	49,455
Securitizations of mortgage loan portfolios	981	1,879
Corporate Bonds	-	1,832
Other	1,224,840	1,186,119
	2,882,403	2,566,181
Foreign Currency - denominated
Issued by the Colombian Government	1,872	1,913
Foreign banks	159,738	128,471
Foreign governments	14,347	14,405
Multilateral credit entities	5,425	7,280
Financial institutions	166,387	227,297
Other	19,541	23,973
	367,310	403,339
Repurchase rights (*)	11,607	449,943

Total investment in held to maturity debt securities	$3,261,320	3,419,463

(*) Repurchase rights on investment  in held to maturity debt securities included:

	31 December	30 June
Colombian peso – denominated:
Internal public debt instruments issued or guaranteed by the Colombian Government	$11,607	449,943
Total Colombian currency peso - denominated	$11,607	449,943

Maturity and yield of investment in held to maturity debt securities at 31 December 2012 was as follows:

	Balance	Yield(1)
Maturity:
A year or less	$2,765,675	2.65%
One to five years	495,645	3.47%
Five to ten years	-	-
	$3,261,320	2.78	%(2)

(1)	Calculated using Internal Rate of return at 31 December 2012
(2)	Weighted average on the basis of the volume of each yield

Trading Equity Securities

Trading securities include the following items:

	31 December	30 June
Trading Equity Instruments:
Severance Fund - Stabilization Reserve	$39,681	37,349
Pension Fund – Stabilization Reserve	348,983	310,445
Autonomous Patrimonies – Stabilization Reserve	154,457	-
In other entities	357,955	945,653
Total Colombian peso - denominated	$901,076	1,293,447

All investments carry risk rating “A” with exception of the following:

Entity	Category	31 December	Category	30 June
Promotora de Inversiones Ruitoque S.A.	B	$1,591	B	198
Petroleos Colombianos Limited	E	89	E	89
CCI Marketplace S.A.	C	142	C	132
Textiles el Espinal S.A	E	2,399	E	2,399
Petroleos Nacionales S.A.	E	257	E	257
Inversiones FCPM Holdings	E	362	E	369
Fabrica de Textiles del Tolima	E	379	E	379
Promotora la Alborada S.A.	E	316	E	316
Edubar	E	143	E	143
Inmobiliaria Selecta S.A.	D	84	D	84
Inversiones Sides S.A.S	C	43	B	43
Inducarbon	E	1	E	1
Promotora la Enseñanza	E	70	E	70
Reforestadora de Santa Rosalia	E	12	E	12
Other		193		215
		$6,081		4,707

Available for sale Equity Securities

Available for sale Equity Securities included the following:

Legal name	Ownership % at 31 December	31 December	Ownership % at 30 June	30 June
Empresa de Energia de Bogota “EEBB”	3.56%	$572,238	3.56%	572,238
Promigas S.A.	44.66%	1,462,556	24.97%	808,111
Mineros S.A		-	6.98%	50,257
Gas Natural S.A	1.68%	53,480	1.68%	53,481
Concesionaria Ruta del Sol S.A.0	33.00%	86,562	33.00%	86,562
Bolsa de Valores de Colombia S.A. “BVC”	3.36%	12,075	4.51%	12,075
Jardin Plaza S.A.	17.76%	10,477	17.76%	10,478
Concesionaria Tibito S.A.	33.33%	13,505	33.33%	13,505
Redeban Red Multicolor S.A.	5.05%	5,192	2.44%	5,114
Sociedad Transportadora de Gas de Occidente S.A.	2.80%	3,568	2.80%	3,601
Depósito Centralizado de Valores de Colombia.	2.01%	3,831	6.62%	3,397
ACH Colombia S.A.	8.46%	2,512	11.91%	2,661
A Toda Hora		-	20.00%	1,092
Other		702,721		157,331
		$2,928,717		1,779,903

Dividend income received on investment securities respectively totaled Ps$9,740 and Ps$89,808 for the semesters ended December 31 and June 30 2012.

In addition to a direct ownership of 14.39% by Corficolombiana in Promigas S.A. E.S.P. or "Promigas", in February 2011 Corficolombiana acquired a 10.58% indirect participation in the company through the acquisition of 20.30% in Promigas Holding, Promigas Investment and Promigas Ltda, that together held direct ownership of 52.13% in Promigas.

As of June 5 2012, the 10.58% indirect ownership of Corficolombiana in Promigas was transferred to CFC Limited a subsidiary of Corficolombiana through a process of escision. Following restructuring, CFC Limited merged with CFC Gas Holdings SAS, a Colombian affiliate of Corficolombiana,

On 13 June 2012, CFC Limited paid share dividends equivalent to Ps$19,700,000 that account for a foreign exchange effect due to the appreciation of the Colombian currency versus the United States dollar, that was registered in the books of Promigas Holding, Promigas Investment and Promigas Ltda, before the escision; and on June 27 2012, CFC Gas Holdings SAS paid cash dividends in the amount of Ps$38,300,00 million corresponding to dividends declared by Promigas to Promigas Holdings, Promigas Investment and Promigas Ltda prior to the escision, derived from its 10.58% ownership. From February 2011 and through the moment of the aforementioned escision, Promigas Holding, Promigas Investment and Promigas Ltd were not consolidate by Corficolombiana.

On July 24 2012, Corficolombiana announced a public offering for the acquisition of the remaining 75.03% remaining stock equivalent to 99,726,875 outstanding common shares of Promigas at a price of Ps$25,000 per share. The offering opened  July 31 2012 and closed September 12 2012 after having acquired 1,281,993 shares representing 0.96% of outstanding common shares of Promigas for a total amount of US$32,000 million.

Form November 9 through November 23 2012, Corficolombiana launched a public offering for the acquisition of up to 20% of the remaining outstanding common shares of Promigas. The offering, announced on October 31 2012, resulted in the acquisition, by Corficolombiana, of 24,886,569 common shares representing 18.72% of total outstanding common shares of Promigas for a total amount of Col$ 634,600 million (US$355.6 million). As a result of the new purchase offers, as of  November 30 2012, the ownership direct and indirect, of Corficolombiana in Promigas rose to respectively, 34.08% and 10.58%.

Allowance for debt securities and equity securities
Following is breakdown of the Allowance for debt and equity securities:

	31 December	30 June
Debt Securities:
Trading	$789	1,316
Available for sale	2,337	2,313
Total debt Securities	3,126	3,629
Equity Securities:
Available for sale	6,081	4,707
Total Equity Securities	6,081	4,707
	$9,207	8,336

Changes in reserves	31 December	30 June
Balance at the beginning of period	$8,336	8,735
Plus:
Allowance charged to operations	1,713	495
Recoveries	-	46
Less:
Conversion adjustments	(11)	(142)
Recovery of allowance for investments	(831)	(798)
Balance at the end of period	$9,207	8,336

Net amount reported for cash flow purposes was Ps$871 and (Ps$399) for  December 31 and June 30 2012, respectively.

Maturity of Investment Portfolio
			31 December
	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Debt securities	$1,488,255	689,124	480,489	2,091,714	4,749,582
Held to maturity	2,765,675	435,758	59,887	-	3,261,320
Debt securities available for sale	1,085,960	1,628,003	1,352,888	7,164,487	11,231,338
	$5,339,890	2,752,885	1,893,264	9,256,201	19,242,240

			30 de June
	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Debt securities	$653,378	790,737	336,053	969,530	2,749,698
Held to maturity	2,817,434	413,538	186,309	2,182	3,419,463
Debt instruments available for sale	1,115,846	1,918,570	3,237,180	4,952,413	11,224,009
	$4,586,658	3,122,845	3,759,542	5,924,125	17,393,170

(7) Loan and Financial Leases

Breakdown of loan portfolio and financial lease transactions is as follows:

31 December		30 June
Ordinary loans	$58,475,550	53,597,725
Loans funded by other entities	1,575,324	1,743,598
Non-recourse factoring	110,875	93,587
Letters of Credit - covered	164,900	207,952
Uncovered demand deposit accounts	1,262,979	1,507,372
Discounts	383,667	389,258
Credit cards	5,599,087	4,755,934
Advanced reimbursements	431,665	408,876
Loans to micro-companies and pymes	811,943	979,140
Micro-credits	290,916	281,220
Housing mortgage portfolio	4,229,476	3,978,199
Loans to employees	160,472	149,761
Reimbursed foreign credits	504	504
Assets surrendered in leasing	2,496,273	2,175,331
Movable assets surrendered in leasing	3,999,444	3,715,054
Other	36,279	53,110
	$80,029,354	74,036,621

Risk Loan Portfolio

The loans and financial leases are classified in accordance with the requirements of the Superintendency of Finance, as follows:

	31 December		30 June
Risk Category	Capital	Allowance	Capital	Allowance
Commercial:
Category A Normal	$42,945,087	611,547	39,941,445	489,126
Category B Acceptable	1,348,241	58,160	1,380,999	48,600
Category C Noticeable	634,289	75,004	649,878	70,206
Category D Significant	339,151	195,245	362,327	215,602
Category E Uncollectable	247,425	227,418	264,289	236,863
Subtotal Commercial	45,514,193	1,167,374	42,598,938	1,060,397

	31 December		30 June
Risk Category	Capital	Allowance	Capital	Allowance
Consumer:
Category A Normal	21,951,117	564,423	19,936,195	368,879
Category B Acceptable	452,397	41,874	388,661	31,666
Category C Appreciable	390,007	63,560	304,258	56,721
Category D Significant	444,961	318,509	392,049	279,986
Category E Unrecoverable	141,715	136,981	152,345	141,003
Subtotal consumer	23,380,197	1,125,347	21,173,508	878,255
Micro-credit:
Category A Normal	257,298	2,574	256,309	2,564
Category B Acceptable	8,653	285	8,208	266
Category C Appreciable	5,140	1,046	3,982	768
Category D Significant	3,835	1,896	3,008	1,489
Category E Unrecoverable	15,990	15,832	9,712	9,509
Subtotal micro-credit	290,916	21,633	281,219	14,596
Mortgage:
Category A Normal	4,016,097	14,861	3,875,965	14,579
Category B Acceptable	91,875	1,566	102,575	2,156
Category C Appreciable	197,805	3,705	62,164	2,766
Category D Significant	16,996	3,052	20,730	3,925
Category E Unrecoverable	25,558	7,443	24,748	5,282
Subtotal mortgage	4,348,331	30,627	4,086,182	28,708
Financial Lease:
Category A Normal	6,089,487	99,391	5,451,062	314,475
Category B Acceptable	205,862	9,022	260,242	11,486
Category C Appreciable	66,694	6,649	51,958	4,830
Category D Significant	108,489	50,420	107,779	49,571
Category E Unrecoverable	25,185	22,406	25,733	23,239
Subtotal Financial Lease	6,495,717	187,888	5,896,774	403,601
General Allowance		12,696	-	12,167
Total by loan modality	$80,029,354	2,545,565	74,036,621	2,397,724

Loan Portfolio by Currency
		31 December			30 June
	Domestic	Foreign	Domestic	Foreign
By currency	Currency	Currency	Total	Currency	Currency	Total

Commercial	$36,131,156	9,454,246	45,585,402	$36,890,049	5,708,889	42,598,938
Consumer	18,656,280	4,768,893	23,425,173	16,966,052	4,207,456	21,173,508
Micro-credit	290,916	-	290,916	281,219	-	281,219
Mortgage	955,019	3,275,556	4,230,575	910,626	3,175,556	4,086,182
Financial Lease	6,146,522	350,766	6,497,288	5,632,999	263,775	5,896,774
Total by currency	$62,179,893	17,849,461	80,029,354	$60,680,945	13,355,676	74,036,621

Restructured Loan Portfolio

The chart below includes a summary presentation of restructured loans at 31 December 2012:

Risk category	Capital	Allowance
Commercial:
Law 116	$217,588	90,480
Law 550	115,722	51,255
Law 617	240,150	16,895
Ordinary and extraordinary	764,204	105,730
Homologue restructurings	1,084	878
Liquidation	37,201	33,467
	1,375,949	298,705

Risk category	Capital	Allowance
Consumer:
Law 116	1,505	1,261
Law 550	5	4
Ordinary and extraordinary	337,308	101,476
Homologue restructurings	64	56
Liquidation	115	77
	338,997	102,874
Micro-credits:
Law 116	174	124
Ordinary and Extraordinary	6,093	854
	6,267	978
Mortgage:
Ordinary and Extraordinary	71,715	7,124
	71,715	7,124
Financial Lease
Law 116	5,701	3,178
Law 550	1,220	125
Ordinary and Extraordinary	86,351	25,987
Homologue Restructurings	151	152
Liquidation	133	16
	93,556	29,458
Total Restructures and Agreements	$1,886,484	439,139

Allowance for Loan Portfolio and Financial Lease Transactions

Changes in the reserve for loan portfolio and financial lease transactions by modality are as follows.
	31 December	30 June
Balance at beginning of period	$2,397,724	2,306,500
Plus:
(+) Provision charged to expenses	1,222,973	1,040,473
Business combinations	6,130	5,486
Effect of changes in foreign exchange rate	(3,472)	(18,838)
Less:
(-) Loans charged-off	(397,931)	(315,227)
(-) Recovery of provisions	(679,859)	(620,670)
Balance at end of period	$2,545,565	2,397,724

The net amount recorded for cash flow purpose by reason of the allocation for reserves for loan portfolio and financial lease transactions and other accounts receivable was Ps$504,518 and Ps$397,270 at December 31 and June 30 2012, respectively.

(8) Accounts Receivable

Accrued interest on loan portfolio, financial leasing and other accounts receivable is as follows:

	31 December	30 June
Interest:
Interbank funds sold and repurchase agreements	$342	245
Loan portfolio	747,339	709,541
Financial component of lease transactions	8,076	7,793
Interest & Other	37,463	19,780
	793,220	737,359
Provision for Accounts Receivable - Interest	(77,230)	(73,102)
Total Accounts Receivable - Interest	$715,990	664,257

	31 December	30 June
Other Accounts Receivable
Commissions and Fees	59,784	54,587
Dividends	32,189	43,993
Warehouse services	31,350	28,567
Rentals	614	623
Payment on goods surrendered in operating lease	34,952	33,953
Sale of goods and services	181,356	202,998
Payments on behalf of loan portfolio debtors	214,182	220,271
Committed sellers	37,045	37,091
Advances on contracts with suppliers	765,334	632,968
Advances to employees	2,217	1,716
Aliquots of pensions (1)	4,324	4,171
Cash shortages	1,620	1,228
Clearance shortages	781	2,590
Claims to insurance companies	11,757	10,111
Sales tax	41,931	39,145
Transfers to the Department of the Treasury
Inactive accounts (2)	34,651	39,416
Colombian Government – Law 546 of 1999	315	315
Servibanca and other networks	30,551	32,091
Banco Republica - Citibank New York	2,645	2,645
Other ATMs and ATH	19,171	16,832
Other - NDR forwards, undelivered	-	4,419
Other- forgiven TC collections	-	801
Other	413,944	315,272
	1,920,713	1,725,803
Reserve – Other Accounts Receivable	(115,462)	(113,075)
Total Other Accounts Receivable	$1,805,251	1,612,728

(1)
This amount includes the proportional share paid by Banco Popular must cover under pensions liquidated which must be assumed by Caja Nacional de Previsión in Liquidation. The bank is currently engaged in the process of collection of this amount.

(2)
Corresponds to transfer of inactive balances in demand/savings accounts to the Department of the Treasury under dispositions in Decree 2332 of 1998 issued by the Ministry of Finance and Public Credit and in External Memorandums 01 of 1 999 and 015 of 2011 issued by the Superintendency of Finance of Colombia

Changes in provision for other accounts receivable and interest

Changes in provision for other accounts receivable and interest during the periods under consideration were as follows:

	31 December	30 June
Balance at beginning of period	$186,177	171,202
Plus:
Provision charged to expenses	89,368	77,562
Business combinations	777	-
Effect of changes in foreign exchange rate	(45)	7,413
Less:
Recoveries	(47,891)	(40,502)
Charge-offs	(28,780)	(27,234)
Other	(6,914)	(2,264)
Balance at end of period	$192,692	186,177

(9) Acceptances and Derivatives

	31 December		30 June
Acceptances:	Assets	Liabilities	Assets	Liabilities
Within tenor	$67,083	85,556	80,802	81,018
After tenor	1,195	1,212	6,055	6,072
Total acceptances	68,278	86,768	86,857	87,090
Cash transactions	49	-	86	26
Forward Contracts – speculation:
Foreign exchange rights contracts sold	8,473,286	(278,407)	6,143,958	(2,867,846)
Foreign exchange rights contracts purchased	336,765	(7,357,530)	2,159,790	(4,664,455)
Foreign exchange commitments sold	(8,246,054)	303,583	(6,018,860)	2,889,088
Foreign exchange commitments purchased	(332,031)	7,528,124	(2,172,022)	4,728,874
Investment securities rights - sold	-	(1,236,077)	-	-
Investment securities rights - purchased	84,205	-	-	-
Investment securities commitments purchased	(82,787)	-	-	-
Investment commitments contracts sold	-	1,263,286	-	-
	233,384	222,979	112,866	85,661
Forward Coverage Contracts – FX
Foreign exchange rights contracts sold	1,844,931	(22,951)	1,321,099	(206,493)
Foreign exchange rights contracts purchased	-	(195,309)	73,145	(41,041)
Other rights	10	-	-	-
Other commitments	(40)	-	-	-
Foreign exchange commitments sold	(1,762,227)	22,983	(1,265,523)	207,353
Foreign exchange commitments purchased	-	199,007	(72,947)	41,560
Investment securities commitments purchased	-	-	-	-
	82,674	3,730	55,774	1,379
Futures Contracts:
Foreign exchange rights contracts sold	856,425	(58,475)	925,025	(8,999)
Foreign exchange rights contracts purchased	102,858	(785,250)	12,514	(1,108,879)
Investment securities rights - sold	-	-	33,727	(658,396)
Investment securities rights - purchased	-	-	16,286	(10,280)
Foreign exchange commitments sold	(856,347)	58,475	(925,025)	8,999
Foreign exchange commitments purchased	(102,858)	785,297	(12,347)	1,109,005
Investment commitments contracts sold	-	-	(33,727)	658,401
Investment securities commitments purchased	-	-	(16,285)	10,280
	78	47	168	131
Swaps:
Foreign exchange rights contracts sold	623,895	(453,043)	633,409	(306,920)
Interest rate rights contracts	240,932	(184,103)	605,599	(653,187)
Foreign exchange commitments contracts	(579,265)	488,064	(591,217)	335,220
Interest rate commitments contracts	(226,079)	216,013	(593,179)	683,117
	59,483	66,931	54,612	58,230
Options:
Foreign exchange call options	4,288	1,197	14,721	1,385
Foreign exchange put options	6,072	28,901	3,590	33,223
	10,360	30,098	18,311	34,608
Total Acceptances and Derivatives	$454,306	410,553	328,674	267,125

Rights and obligations of Grupo Aval, originated in cash transactions and derivatives were as follows:

•
Banking subsidiaries of Grupo Aval currently hold investments portfolios denominated in domestic and foreign currency, which allows them to offer coverage transactions on foreign currency and interest rates to their customers.

•
Derivatives are used as a mechanism of protection against risks in interest rates and therefore increase the capacity to anticipate return levels of foreign currency transactions for its Foreigh Currency FX denominated investments.

•
Under the guidelines of the Superintendency of Finance of Colombia, the portfolios held by subsidiaries in foreign currency are valued at market prices on a daily basis. Earnings and losses are recognized in the Consolidated Income Statement.

•	Rates and maturities of “Forward” contracts are the same as in Futures contracts.

(10)	Property, Plant and Equipment – Net

Breakdown of properties, plant and equipment was as follows:

	31 December	30 June
Non depreciable :
Land	$239,962	234,460
Imports in progress	87,303	179,503
Constructions in progress	45,479	49,655
Rural holdings	158,840	122,616
Total Non-depreciable	531,584	586,234
Depreciable:
Buildings and warehouses	1,105,683	1,087,738
Equipment, furniture and office utensils	586,795	589,581
Computer equipment	781,800	745,790
Vehicles	65,701	65,840
Machinery and equipment	263,447	254,142
Silos	1,170	1,770
Cattle	489	490
Total Depreciable	2,805,085	2,744,751
Accumulated depreciation	(1,590,456)	(1,572,621)
Allowance	(7,484)	(4,316)
Properties and equipment - Net	$1,738,729	1,754,048
Commercial value	5,475,320	5,498,956
Revaluation	$2,138,651	2,167,971

Accumulated depreciation – property and equipment

	31 December	30 de June
Buildings, warehouses and silos	$(544,000)	(556,600)
Furniture and utensils	(359,662)	(356,921)
Computer equipment	(527,215)	(497,178)
Vehicle	(32,224)	(32,919)
Moving equipment and machinery	(162,269)	(165,886)
Rural holdings	(3)	(201)
Deferred depreciation - net	34,917	37,086
	$(1,590,456)	(1,572,621)

Allowance for properties and equipment:

	31 December	30 June
Land	$2.029	1.033
Buildings	2.198	1.407
Moving equipment and machinery	2,102	402
Computer equipment	1,155	1,474
Total Allowance	$7,484	4,316

(11)	Operating Lease transactions – Net

Operating leasing transactions in which Grupo Aval and any of the banking subsidiaries participate as lessee is as follows:

	31 December	30 June
Machinery and equipment	$79,539	83,256
Vehicles	55,490	37,227
Computer equipment	245,362	256,983
Computer programs	117,021	117,977
Furniture and utensils	57,733	52,782
Real estate	27,333	27,332
	582,478	575,557
Accumulated depreciation.	(201,245)	(205,438)
Allowance - assets under operating lease transactions	(5,526)	(5,473)
	(206,771)	(210,911)
	$375,707	364,646

Accumulated Depreciation of assets under operating lease transactions is as follows:

	31 December	30 June
Machinery and equipment	$(25,056)	(33,516)
Vehicles	(7,260)	(5,324)
Computer equipment	(100,094)	(101,825)
Computer programs	(46,625)	(44,427)
Furniture and utensils	(21,649)	(19,846)
Real estate	(561)	(500)
	$(201,245)	(205,438)

Reserve expense for assets surrendered under operating lease transactions was calculated as follows:

	31 December	30 June
Movable assets	$5,258	5,223
Real estate	268	250
	$5,526	5,473

(12)	Restituted Assets and Foreclosed assets

Breakdown of the account of restituted assets and Foreclosed assets was as follows:

	31 December	30 June
Assets Restituted under operating lease transactions
Movable Assets:
Machinery and equipment	$2,649	3,746
Vehicles	3,354	2,884
Furniture and Utensils	-	4
Computer equipment	5	-
Real estate	35,815	34,299
Real estate under housing leases	2,216	1,806
	44,039	42,739
Foreclosed assets:
Real Estate - housing	30,926	37,296
Real estate - other	148,609	139,846
Movable assets	10,528	11,475
Real Estate securities	-	-
	190,063	188,617
Allowance - Restituted Assets and foreclosed assets	(142,112)	(142,951)
	$91,990	88,405

	31 de December	30 June
Realizable Assets:
Land	$2,259	18,331
Construction and raw materials	51,687	51,773
Constructions in progress	294	294
Products in process	70,294	73,236
Houses	-	18,436
Finished Goods	22,436	15,456
Merchandise in transit	3,401	3,421
Merchandise	12,954	13,201
	163,325	194,148
Other:
Cattle inventory	3,590	4,792
Assets not used in Corporate Purpose:
Land	4,956	5,217
Buildings	5,833	7,890
Less: Depreciation	(1,291)	(1,265)
	9,498	11,842
Allowance - Realizable assets and other	(3,708)	(3,009)
Realizable and Other assets - Net	172,705	207,773
Total reserve – realizable, foreclosed and restituted assets	(145,820)	(145,960)
Total Assets - Realizable and Foreclosed assets	$264,695	296,178

Balance – Changes in Allowance for Assets – Realizable and Foreclosed assets

Changes in the reserve for realizable assets and assets received in lieu of payment during the semester were as follows:

	31 December	30 June
Balance at beginning of period	$145,960	170,802
Plus:
Allowance charged to expenses	30,635	15,785
Business combination	1,213	-
Effect of changes of foreign exchange rates	(175)	(2,387)
Less:
Recoveries	(28,000)	(8,559)
Provision used on sales	(4,082)	(5,570)
Reclassifications	643	(22,746)
Charge-offs	(374)	(1,365)
Balance at end of period	$145,820	145,960

Net amount reported for cash flow purposes was  Ps$7,725 and (Ps$2,621) as of  December 31 and June 30 2012, respectively.

(13)	Prepaid expenses and deferred charges - net

Breakdown of the prepaid expenses and deferred charges account is as follows:

	31 December	30 June
Prepaid expenses:
Interest	$-	3,574
Insurance	17,879	21,287
Leases	1,128	1,356
Equipment maintenance	1,322	2,378
Other	47,037	66,847
Total Prepaid Expenses	67,366	95,442

	31 December	30 June
Deferred Charges:
Pre-operating and reorganization	11,127	4,032
Remodeling	13,281	9,807
Studies and projects	182,424	175,498
Computer programs	82,221	79,847
Office equipment and stationary	30,702	30,928
Leasehold	72,945	44,081
Discount in placement of investment securities	9,345	10,598
Commission on placement of investment securities	8	25
Deferred Income tax - asset	120,253	118,880
Publicity and advertising	1,819	5,322
Equity tax	351,134	445,106
Contributions and memberships	164	1,927
Loss in adjustment for valuation of securities	1,958	5,717
Road construction projects	963,174	769,059
Other deferred charges	188,190	255,157
Total Deferred Charges	2,028,745	1,955,984
	$2,096,111	2,051,426

(14)	Good Will - Net

Breakdown of Good Will is as follows:

	31 December	30 June

Goodwill related to Banco Popular	$411,992	417,953
Goodwill acquired in the business combination with Megabanco	489,100	500,290
Goodwill acquired in the business combination with BAC (“Banco de America Central”)	1,781,118	1,828,011
Goodwill acquired in the business combination with Corporacion Financiera Colombiana S.A.	135,734	121,962
Goodwill acquired in the business combination with Banco Aliadas and Banco Unión	24,272	25,016
	$2,842,216	2,893,232

(15)	Other Assets – Net

Breakdown of the Other Assets account is as follows:

	31 December	30 June
Assets held for sale (1)	$478,187	479,164
Value added tax deductible and withholding taxes	64,847	152,167
Restricted deposits	155,453	166,341
Investments in trust	28,675	31,147
Prepaid taxes	55,730	428,803
Assets available for lease contracts	279,442	302,864
Joint ventures (2)	29,285	80,334
Other	95,352	95,227
	1,186,971	1,736,047
Less: Allowance	(61,066)	(64,385)
	$1,125,905	1,671,662

(1)	Includes inventory of companies in the real sector of the economy
(2)	Includes capitalized expenses related to a tollroad operated by Corficolombiana.

(16)	Reappraisal of assets - Net

The chart below presents description of asset revaluations as of 31 December and 30 June 2012:

	31 December	30 June
Reappraisal of property, plant and equipment	$2,138,651	2,167,971
Reappraisal Investment Surplus (1)	(51,810)	421,563
Reappraisal of other assets	10,766	10,759
Reappraisal of Asset	$2,097,607	2,600,293
Non- Controlling Interest	1,376,660	1,434,373
(Deficit) Surplus – Reappraisal of Asset	$720,947	1,165,920

(1) Corresponds to the net value of revaluation and devaluation of investments

In course of the process of escision of the 3,358,446,312 shares of Banco Popular S.A. by Rendifin S.A. and 757,081,997 shares of Inversiones Escorial and Popular Securities in favor of Grupo Aval Acciones y Valores S.A., the following revaluation was appraised:

	September 20 2011	June 23 2011
Value of the homogenized consolidated net-worth of
Banco Popular S,A, in May 2011) (A)	$1,789,264,000	1,758,109,000
Number of shares outstanding (B)	7,725,326,503	7,725,326,503
Intrinsic value (in Col Pesos) (A/B)	$232	228
Number of shares received by Aval in escision process (C)	1,514,163,994	3,358,446,312
Intrinsic value of shares acquired (D = (A/B) * (C))	$350,696	764, 306
Amount booked as cost (E)	681,374	231,878
Accrued Devaluation (D-E)	(330,678)	532,428
Balance – Accumulated Revaluation (F)	$201,750	532,428

Revaluation as herein reported was eliminated in the process of consolidation thus solely leaving their effect on equity holdings:

(17) Time Deposits

Breakdown of the Time deposits account (by tenor of placement at creation) is as follows:

	31 December	30 June
Colombian –Peso denominated:
Less than six months	$2,629,508	2,852,256
Between six and twelve months	3,081,296	2,798,016
Between twelve and eighteen months	1,434,930	1,263,553
Over eighteen months	11,492,855	11,356,160
Foreign Currency- denominated:
Less than six months	3,091,167	3,189,178
Between six and twelve months	1,905,694	1,976,285
Between twelve and eighteen months	1,903,537	1,712,351
Over eighteen months	1,325,980	934,720
	$26,864,967	26,082,519

(18)	Borrwing from Bank

The Colombian government has created programs for promotion of the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs have placed under the administration of Banco de la Republica and several other government entities such as BANCOLDEX, FINAGRO and FINDETER.

			31 December
Entity	Short Term (1 year)	Medium Term (1-3 years)	Long Term (3-5 years)	Tenor over 5 years	Total
Banco de Comercio Exterior	$218,351	489,804	67,118	14,487	789,760
Fondo para el financiamiento del sector agropecuario FINAGRO	28,312	310,806	148,376	61,611	549,105
Financiera de Desarrollo Territorial FINDETER	48,082	483,221	130,232	334,771	996,306
Foreign Banks	18,010	2,774,645	1,017,004	448,730	4,258,389
Other	342,764	1,136,507	279,087	2,029,008	3,787,366
	$655,519	5,194,983	1,641,817	2,888,607	10,380,926

			30 June
Entity	Short Term (1 year	Medium Term (1-3 years)	Long Term (3-5 years)	Tenor over 5 years	Total
Banco de Comercio Exterior	$296,464	612,288	65,428	10,330	948,510
Fondo para el Financiamiento del Sector Agropecuario FINAGRO	58,044	309,299	145,100	54,153	566,956
Financiera de Desarrollo
Territorial S,A FINDETER	50,577	335,365	199,486	366,945	952,373
Foreign Banks (1)	1,351,904	2,025,410	359,065	1,331,357	5,067,736
Other	307,130	255,524	1,253,314	242,477	2,058,445
	$2,064,119	3,537,886	2,022,393	2,005,262	9,629,660

Loans granted under those programs carry interest rates oscillating between 3.0% and 6.0% above interest rates paid by the intermediary Banks over their short term deposits. Maturities of the underlying credits varies depending on the program (with maturities until ten (10) years). Grupo Aval financing is between 0% and 15.0% of each credit and the remaining portion is financed by the pertinent government entity. Loans extended to customers are denominated in the same currency and carry the same maturity as the loans extended by the government entities.

(1)
Includes a three-year loan in the amount of US$500 million equivalent to Col$892.3 million acquired by Banco de Bogota and three other financial entities Citigroup Global Markets Inc., HSBC Securities Inc., and J.P. Morgan Securities LLC, on 19 December 2011. Funds used earn interest at a rate of three-six months LIBOR plus 225 bps by decision at the discretion of Banco de Bogota.

(19)	Accounts Payable

Balance of accounts payable is as follows:

	31 December	30 June
Interest
Deposits and liabilities	$279,530	234,285
Monetary market transactions	180	103
Borrowings from Banks and other financial entities	98,922	77,098
Outstanding investment securities	86,094	72,391
Mandatorily convertible Bonds	1	1
Other	10,094	11,106
	$474,821	394,984

	31 de December	30 de June
Commissions and Other:
Commissions and Fees	$35,561	45,220
Income and complementary tax	169,502	35,420
Equity tax	87,670	108,531
Other taxes	322,770	390,473
Dividends and surplus payable	421,028	393,760
rents	5,127	5,065
Tax on financial transactions	34,603	31,323
Sales tax payable	38,297	39,335
Committed buyers	6,020	14,563
Payments to suppliers	410,430	399,774
Contributions and memberships	8,516	3,959
Withholdings and other labor contributions	217,493	200,658
Insurance premium	288,432	242,883
Collections for third parties	104,449	279,945
Excess compensation - AVAL	103,790	59,831
Cedulas cafeteras	85,150	71,387
Time deposits	30,098	27,732
Principal and Interest – (Paz) Bonds	28,573	28,552
Encumbered customer accounts	-	18,200
Principal and Interest – (Seguridad) Bonds	7,229	7,152
Pending checks	33,988	7,965
Fees to professionals	3,862	3,453
Compensation – Credibanco	-	2,436
Other (*)	562,716	495,058
	$3,005,304	2,912,675

(20)	Other Liabilities

Outstanding balance of the Other Liabilities and Obligations is as follows:

	31 December	30 June
Labor obligations	$259,592	222,752
Income received in advance	419,400	216,635
Deferred income	65,514	72,163
Retirement pensions	305,420	309,867
Deferred payment Letters of Credit	11,694	14,891
Credit - Deferred monetary correction	11,893	12,776
Deferred Income tax	214,711	207,630
Cancelled accounts	25,804	23,917
Funds for application to pending obligations	286,330	277,306
Other	98,578	83,084
	$1,698,936	1,441,021

Breakdown of pension related obligations of Grupo Aval subsidiaries
Banco de Bogota S.A. and Subordinates:

Legal Name
Retirement Pensions	Banco de Bogota		Corficolombiana		Almaviva
Actuarial Method Used	Contingent growing fractioned payments. Decree 2984 of 2009, decree 2783 of 2001 and Resolution 1555 published 30 June 2010		On the basis of Decree 2984 of 2009, which amended Decree 2783 of 2001, on the basis of a DANE established rate of 4.80%		Contingent annually growing fractioned payments in arrears. Decree 4565 of 2010
Number of users	1,137 persons of which 672 are retired, 418 substitute, 32 retires pensioned and 15 are active individuals		1 direct pensioner		Thirty seven (37) retirees of which twelve (12) are pensioned, twenty four (24) are substitutes and one (1) is retired.
Benefits covered	Monthly payment and one additional payment		None		Monthly payments plus additional payment for pensioned beneficiaries and with expectation of pension
The accumulated amortized percentage of the actuarial calculation on the closing date of the financial statements with reference to the accumulated amortized percentage as of the closing of the immediately previous period
	31-Dec -12 83.79%	30-Jun-12 83.79%	30-Dec-12 100.00%	30-Jun-12 86.09%	31-Dec-12 100.0%	30-Jun-12 100.0%
Amortization plan for the actuarial calculation to reach one hundred percent (100%) of accumulated amortization	The annual reserve is increased rationally and systematically in such a way that as of 31 December 2029 amortization reaches one hundred percent (100%)		There is no amortization plan; one hundred percent (100%) of actuarial cost is already amortized		There is no amortization plan; one hundred percent (100%) of actuarial cost is already amortized

Banco de Occidente S.A. and Banco Popular S.A.:

Pension	Banco de Occidente		Banco Popular
Actuarial Method used	Fractioned payments in arrears		Fractioned payments in arrears as indicated in Article 112 of the Tax Code and in consideration of regulations in Decree 2783 of 20 December 2001 as to tax considerations
Number of users	40 persons		1,965 persons at Banco Popular and Alpopular (a subordinate of the bank)2 persons, for a total of 1,967 persons
Benefits covered	Monthly payment and bonus		One monthly payment plus two payments in July and in December and a postmortem allowance
The accumulated amortized percentage of the actuarial calculation on the closing date of the financial statements with reference to the accumulated amortized percentage as of the closing of the immediately previous period
	31 Dec 12 100.00%	30 June 12 100.00%	31 Dec 12 80.51%	30 June 12 80.51%
Amortization plan for the actuarial calculation to reach one hundred percent (100%) of accumulated amortization	NA		Amortization takes place at a rate of 1.15% p.a. to conclude in 2029
Amount of the pension bonds issued and period of redemption	NA
In 2012 Banco Popular issued two pension bonds in the amount of Col$412.3 million which date of redemption in 2009 and 2010 (1) .  Alpopular (subordinate of the bank) has issued one pension bond in the amount of $50 million with redemption date in 2022.

Insurance company with which payment of pensions has been hired.	NA		NA
Specific funds or guarantees destined to back-up the total obligation	NA		NA

(1) Redemption date of these pension bonds corresponds to the date in which the incumbent individual fulfilled requirements for retirement. Bonds were issued after such dates, in 2012, since the private pension fund to which the amounts involved were to be paid allowed to engage in proceedings after date of completion of requirements.

(21)	Debt Instruments (Long Term debt)

Companies are authorized by the Superintendency of Finance to issue and place Bonds or general guarantee bonds. All bond issues by Grupo Aval and its subordinates carry no guarantee and represent, exclusively, the obligation of each issuer.

Breakdown of liabilities for this concept at December 31 and June 30 2012, including date of issue and date of redemption is as follows:

Issuer	Date of issue	31 December 2012	30 June 2012	Date of Redemption	Interest rate

BAC Honduras	October 2009	$-	12,714	Oct-12	14.38% to 14.49%
	November 2009	-	10,146	Oct-12	14.38% to a 14.49%
	December 2009	-	24	Oct-12	14.38% to 14.49%
	December 2012	10,586	-	Dec-15	14.49%
		10,586	22,884

Banco de America	January 2008	17,682	17,846	Jan-13	2.44% to 2.69%
Central	November 2008	26,523	26,769	Nov-13	4.17%
	February 2009	26,523	26,769	Feb-14	2.41%
	December 2010	-	22,512	Jan-1 2	4.00%
	December 2011	7,073	7,745	Dec-1 6	4.25%
	February 2012	3,536	-	Feb-17	4.25%
	Mach 2012	7,073	-	Mar-17	4.25%
	May 2012	10,339	20,465	May-17	4.25%
	December 2012	23,475	-	Jan-13 to Dec-14	4.00% to 5.00%
		122,224	122,106

Banco de Bogota S.A.	April 2008	212,313	211,792	Apr-15	IPC + 7.00% to UVR + 7.00% a DTF + 3.00%
	February 2010	209,758	209,046	Feb-1 7 to Feb-20	IPC + 5.33% to UVR + 5.29% to IPC + 5.45% to UVR + 5.45%.
	December 2011	1,060,938	1,065,988	Jan-17	5.00%
		1,483,009	1,486,826

Banco de	August 2006	75,000	75,000	Aug-13	IPC + 5.58%
Occidente S.A.	August 2007	80,000	80,000	Feb -15	DTF + 5.90%
	August 2008	186,910	186,910	Jun-14 to Ag-18	IPC + 6.60% IPC + 7.00%
	June 2007	53,842	53,842	Jun 2014	IPC + 6.60%
	March 2009	174,536	174,536	Mar-14 to Mar-1 9	IPC + 5.00% a IPC + 6.00%
	November 2010	550,000	550,000	Nov-1 3 to Nov-15	IPC + 2.72% a 3.15% DTF + 1.35% IBR + 1.42%
	October 2006	44,680	44,680	Oct 2013	IPC + 5.75%
	March 2011	387,000	400,000	Mar-14 to Mar-1 6	IPC + 2.49% a 3.05% IBR + 1.50%
	September 2011	247,119	247,119	Sep-14 to Sep-21 EA	IPC + 4.00% a 4.50% IBR + 1.80% 6.65% EA 7.25%
	February 2012	200,000	200,000	Feb-1 9 to Feb-22
	August 2012	300,000	-	Aug-15 to Aug-27	IPC + 4.34% a 4.65%
		2,299,087	2,012,087

Banco Popular S.A.	July 2008	100,000	100,000	Jul 2015	IPC + 2.44%
	September 2006	100,000	100,000	Sept 2013	IPC + 5.49%
	June 2010	47,575	47,575	Jun 2013	IPC + 3.23%
	February2010	260,800	260,800	Feb 2015	DTF + 1.10%
	October 2010	189,500	243,000	Oct 2013	IBR + 1.40% IPC + 2,64%
	August 2011	400,000	400,000	Feb-1 3 to Ago-15	IPC + 3.68% TV to IBR + 1.81% TV
	January 2012	400,000	400,000	Jun-1 3 to Ene-1 7	IBR + 1.80% to DTF + 1.82% to IPC
	September 2012	400,000	-		+3.90% Sep-14 to Sep-19 IPC +
		1,897,875	1,551,375		3.69% 6.30% to 6.39%
Concesionaria Vialde los Andes S.A.	July 2007
		29,150	47,700	Jul-14	IPC + 5.70%
		29,150	47,700
BAC Credomatic	January 2011	45	45	Jan-13	5.14% to 8.69%
Guatemala	July 2011	-	14,079	Jul-12	4.65% to 8.25%
	August 2011	-	13,969	Aug-12	4.75% to 8.25%
	September 2011	-	14,141	Sep-12	4.75% to 8.45%
	October 2011	-	6,276	Oct-12	4.65% to 8.45%
	November 2011	-	11,318	Nov-12	4.65% to 8.30%
	December 2011	-	7,043	Dec-1 2	4.65% to 8.22%
	January 2012	12,122	14,779	Jan-1 3	5.84% to 8.25%
	February 2012	14,116	16,939	Feb-13	5.84% to 8.40%
	March 2012	11,372	12,931	Apr-1 3	5.84% to 8.25%
	April 2012	12,596	14,518	May-13	5.84% to 8.25%
	May 2012	15,326	15,792	May-13	5.84% to 8.50%
	June 2012	21,508	21,994	Jun-13	5.84% to 8.50%
	July 2012	18,100	-	Aug-13	4.75% to 8.50%
	August 2012	19,910	-	Sep-13	4.75% to 8.40%
	September 2012	25,881	-	Oct-13	4.89% to 8.50%
	October 2012	22,232	-	Nov-13	4.75% to 8.50%
	October 2012	1,007	-	Apr-14	8.25%
	November 2012	14,999	-	Dec-13	4.65% to 8.50%
	December 2012	9,979	-	Dec-13	4.65% to 8.25%
		199,193	163,824

Grupo Aval Acciones	October 2005	100,000	100,000	Oct-15	IPC + 3.37%
y Valores S.A.	December 2009	624,249	749,733	Dec -14 to Dic-24	IPC + 3.69% to IPC + 5.20%
		724,249	849,733

Issuer	Date of issue	31 December 2012	30 June 2012	Date of Redemption	Interest rate

Grupo Aval Limited (3)	January 2012	1,060,938	1,070,760	Feb-17	5.25%
	January 2012	1,736,402	-	Feb-17	5.25%
		2,797,340	1,070,760

Industrias	June 2000	1,053	1,053	Jun-12	5.25%
Lenher S.A. (4)		1,053	1,053

Leasing	January 2005	9,203	9,861	Jan-13 toOct-14	6.91% to 8.70%
Corficolombiana	January 2009	116,032	116,032	Mar-13 to Oct-14	1.80% to 2.10%
		125,235	125,893

Proyectos de	May 2009	80,000	80,000	May-16 to May-19	10.09% to 10.39%
		80,000	80,000
		$9,769,001	7,534,241

(22)	Estimated Liabilities

Breakdown of estimated liabilities is as follows.

	31 December	30 June
Interest	$2,617	2,394
Labor related debt	30,092	35,398
Income tax payable (1)	410,782	568,183
Industry and commerce tax and other	44,173	45,111
Contributions and memberships	6,550	7,298
Fines and penalties imposed by the Financial
Superintendence (2)	450	1,522
Fines and sanctions, litigation, indemnities, and demands(2)	64,419	67,827
Reserves- Guarantee Fund	21,822	20,805
Reserves – deposit Insurance	10,287	9,706
Publicity, advertising, and customer fidelity campaigns	6,234	10,188
Public utilities	-	773
Equipment maintenance	542	1,024
Data processing	665	895
Legal and judiciary expenses	145	289
Transportation of currency	1,091	817
Security expenses	9	390
Accrued/unpaid expenses	-	373
Labor related contingencies (2)	43,649	50,367
Other	168,184	188.478
	$811,711	1,011,838

(1)	Income tax

Consolidation of amounts due by reason of income and complementary taxi s not permitted under Colombian tax regulations and as such it may not be used for net-off of taxable income of another subsidiary. For consolidation purposes of local subsidiaries, the applicable tax rate for the semesters ended on 31 December and 30 June 2012 was 33%.

a.	Basis for determination of income and complementary tax may not be lower than 3% of net equity holdings of the subject taxpayer as of the last day of the immediately preceding fiscal year

b.
Extraordinary earnings are treated separately and subject to the aforementioned tax rate. Extraordinary earnings include issues such as gains on the sale of fixed assets available for sale during a period exceeding two years or more and the sale of companies also for sale during a period longer than two years.

c.
In the case of subsidiaries with legal residence in Panama that are property of Grupo Aval, income taxes are ruled by Panamanian law. Earnings of the companies mentioned above are not subject to Panamanian income tax.

(2)	Contingencies, Fines and Other

This caption includes demands and litigation which are deemed probable likelihood above 50%) and for which the payable amount may be reasonably estimated. Additionally, a contingent liability by reason of demands or litigation must be booked as a balance sheet item whenever a Court issues a ruling contrary to the interests of Grupo Aval or any of its subsidiaries.

(23)	Non-Controlling Interest

Non - controlling interest of the banking subsidiaries which in turn include minority interest of their subordinates is as follows:

	31 December	30 June
Banco de Bogota S.A.	$4,293,879	4,199,986
Banco de Occidente S.A.	896,985	832,027
Banco Popular S.A.	169,101	158,092
Banco AV Villas S.A.	215,412	196,131
Total	$5,575,377	5,386,236

(24)	Shareholders’ Equity

Number of authorized, issued and outstanding  shares is as follows:

	31 December	30 June
Number of shares authorized, issued and outstanding	120,000,000,000	120,000,000,000
Number of shares:
Subscribed and paid for	18,551,766,453	18,551,766,453
Subscribed and not paid	-	-
Total shares	18,551,766,453	18,551,766,453
Subscribed and Paid-in capital	$18,552	18,552

During the month of March 2012 a total of 466,457 preferred shares were sold that were in the name of Grupo Aval Acciones y Valores S.A. and that were the result of the application of the default mechanism in the May 2011 stock issue, in turn resulting in a Premium in the sale of stock in the amount of Col$ 615,298,943.

In the second semester of 2011 there was a capital increase arising from the process of escision in which Grupo Aval Acciones y Valores S.A. received shares of Banco Popular and surrendered shares of Grupo Aval to Inversiones Escorial S.A. and Popular Securities S.A. in number of 934,669,126 preferred shares with value of Col$ 934. Premium in the sale of stock rose by Col $697,521.

Preferred Shares issued grant the right to receive a minimum preferred dividend over the earnings of the period after coverage of losses affecting capital, deduction of the amount that is to be legally allocated for legal reserve and prior to the creation or increase of any other reserve. Minimum preferred dividend is one peso ($1.00) per semester and per share, provided that such preferred dividend is to be higher than common dividends declared for payment to common shares; otherwise, that is, when preferred dividend is not higher than that applicable to common shares, preferred shares will earn dividends in the same amount decreed for common shares. There will be no accumulation of dividends

Allocated retained Earnings

Breakdown of this account is as follows:

	31 December	30 June
Legal reserve	$9,276	6,972
Temporary reserve at discretion of the highest corporate	2,244,918	2,082,634
Total	$2,254,194	2,089,606

Allocated retained earnings

Legal reserve

According with standing legal regulations, Grupo Aval and its banking subsidiaries are mandated to create a legal reserve through the allocation of ten percent (10%) of net annual earnings up to an amount equal to fifty percent (50%) of subscribed and paid-in capital. Such reserve may be reduced to a lower amount –below the stated fifty percent (50%) of subscribed capital when used for coverage of losses in excess of retained earnings. The legal reserve may not be lower than the above mentioned percentages except when used for used to cover losses in excess of retained earnings.

Mandatory and Voluntary Reserves

Mandatory and Voluntary reserves are determined during the semiannual shareholders meeting.

Inflation Adjustments over Shareholders Equity
Up to December 2006 equity holdings of Grupo Aval was subject to inflation adjustments. The accumulated effect of such adjustments over non-monetary assets and liabilities is incorporated to each of the adjusted accounts and the adjustments to equity accounts are incorporated into the item “inflation adjustments – equity holdings”.

Dividends Declared

The consolidated financial statements are prepared for presentation to the shareholders but are not to be considered as basis for the distribution of dividends or allocation of earnings. Distribution of dividends is based on the non-consolidated earnings of Grupo Aval.

Dividends are declared and paid to shareholders on the basis of the non-consolidated earnings of the immediately prior year. Dividends paid were as follows:

	31 December	30 June
Non-consolidated earnings of the immediately prior year	$1,524,971	1,250,220
Cash dividends distributed

Col$25.20 per share payable in six installments of Col4.20 per share from April 2013 (on the basis of net earnings for the second semester of 2012).

Col$21.60 per share payable in six installments of Col$$3.60 per share from October 2012 (on the basis of net earnings for the first semester of 2012)
		Col$21.60 per share payable in six installments of Col$$3.60 per share from October 2012 (on the basis of net earnings for the first semester of 2012)

Common shares outstanding	13,622,022,124	13,689,321,019
Preferred shares outstanding	4,929,744,329	4,862,4445,434
Total shares outstanding	18,551,766,453	18,551,766,453
Total dividends decreed	$467,505	400,718

At the General Shareholders Meeting held on 7 December 2010 approval was granted to an amendment of Company by-laws allowing for the possibility of conversion of common shares into preferred dividend shares. Such amendment of corporate by-laws was approved by the Financial Superintendence of Colombia through Resolution No. 2443 of 23 December 2010. The trade ratio thus established was 1 common share per 1 preferred dividend share without voting right. Share may only be converted when so approved or authorized by the General Shareholders Meeting.

(25)	Memorandum Accounts

Breakdown of Memorandum Accounts is as follows:

	31 December	30 June
Fiduciary:
investment	$642,756	839,849
Administration	17,183,024	14,655,820
Guarantees and other	6,342,955	4,811,586
Real estate	5,388,643	4,761,541
Pension Liabilities	6,705,428	779,382
Collective Portfolios	9,286,459	7,810,447
Resources from the General Social Security System	18,763,220	16,369,793
Total Fiduciary:	64,312,485	50,028,418
Commitments receivable:
Securities surrendered-repo and simultaneous transactions	4,198,706	7,270,202
Interest – loan portfolio	300,060	270,959
Interest – financial leases	27,696	23,694
Monetary correction – loan portfolio	641	948
Rentals and sanctions in operating lease contracts	4,980	4,347
Rights on options - speculation	1,027,956	995,688
Relief Housing Portfolio-Law 546 of 1 999	3,613	3,815
Rentals receivable	8,285,419	7,513,946
Purchase options receivable	422,467	379,939
Other debtor contingencies	845,193	900,726
Total commitments receivable	15,116,731	17,364,263
Commitments payable:
Unused credit card facilities	10,931,976	9,820,045
Litigation against the entity	657,534	672,176
Letters of Credit issued and confirmed	529,208	924,253
Uncompromised lines of credit	3,093,254	2,959,849
Bank guarantees	2,113,102	2,222,519
Undisbursed loans approved	1,820,964	1,839,185
Government accounts payable (Law 546) (1)	8,921	9,369
Other	2,053,128	1,224,370
Total commitments payable	21,208,087	19,671,766
Memo accounts receivable:
Tax value of assets	107,394,300	106,432,420
Assets and securities surrendered in custody	6,026,815	6,366,337
Assets and securities surrendered as collateral	1,427,298	2,105,052
Negotiable investments in debt instruments	4,322,995	2,786,422
Assets charged-off	4,254,737	4,141,021
Investments to hold through maturity	2,981,567	3,382,257
Inflation adjustment on assets	1,044,323	1,044,824
Interest accounts under negotiable investments in debt instruments.	180,048	240,319
Investment in debt instruments available for sale	6,819,994	8,464,392
Remittances for collection	45,593	42,855
Amortization of investments in debt instruments	1,973,486	1,972,828
Other	78,596,838	74,724,193
Total memo accounts Receivable	215,067,994	211,702,920

Memo Accounts Payable:
Assets and securities received as collateral	54,391,148	47,120,209
Rating of commercial loan portfolio	45,534,791	42,633,608
Assets and securities received in custody	6,141,590	5,921,618
Tax value of shareholders equity	17,421,898	17,111,404
Rating of consumer loan portfolio	23,338,582	21,131,731
Inflation adjustments - equity	1,897,704	1,895,378
Rating of micro-credit loan portfolio	290,916	281,219
Merchandise in warehouses owned	1,876,757	1,657,878
Rating of financial leases	6,551,745	5,954,336
Rating of operating leases	389,312	377,928
Rating of mortgage loan portfolio	4,232,412	3,981,533
Other	25,41 3,836	22,295,523
Total Memo Accounts Payable	187,480,691	170,362,365
	$503,185,988	469,129,732

(1)
As of the effectiveness of Law 546 of 1999 (that eliminated the Unit of Constant Purchasing Power (UPAC, as per its Spanish initials) and created the “UVR” all financial entities are mandated to evaluate their mortgage Housing Loan Portfolio by moving it from UPAC into UVR. The difference resulting from such re-appraisal was paid by the government with Bonds and, according to regulations issued by the Financial Superintendence of Colombia, must be booked in the account of revalued mortgage loan portfolio for the year 2000 and that was outstanding in each of those dates.

(26)	Contingent Accounts

Breakdown of Contingent Accounts is as follows:

	31 December	30 June
Debtor:
Interest on loan portfolio	$4,198,706	7,248,736
Interest on financial leases	300,060	270,959
Monetary correction on loan portfolio	27,696	23,694
Rental and penalties on lease contracts	641	948
Rights on speculation options	4,980	4,347
Rentals receivable	1,027,956	995,688
Purchase options receivable	8,285,419	7,513,946
Securities surrendered under repo transactions	422,467	379,939
Other debtor contingents	848,806	926,006
	15,116,731	17,364,263
Creditor:
Securities received under repo and simultaneous transactions	805,740	874,475
Endorsements and guarantees	1,015,254	146,085
Letters of credit	2,106,102	2,215,519
Undisbursed loans approved	529,208	925,356
Credit approvals	1,820,964	1,839,185
Commitments under options	14,025,229	12,779,894
Other creditor contingencies	905,590	891,252
	21,208,087	19,671,766
Total - Net	$6,091,356	2,307,503

(27)	Administrative and Other expenses

Other operating expenses during the period then ended include the following items:

31 December		30 June
Professional fees	$82,578	80,646
Taxes (other than income and complementary tax)	291,629	268,558
Rent	118,372	99,815
Contributions and memberships	100,970	100,198
Insurance	22,161	21,226
Maintenance and repairs	121,770	94,435
Amortization of deferred charges	159,194	135,989
Cleaning and security service	53,737	50,854
Temporary services	67,010	62,625
Public relationships	111,812	84,125
Public utilities	120,925	110,862
Transportation services	68,179	66,091
Operating cost of the non-financial sector	5,402	4,750
Other	673,634	547,352
	$1,997,373	1,727,526

(28)	Non-Operating Income (Expenses) - Net

Non-operating income (expenses) for the semesters ended 31 December and 30 June 2012 included the following concepts:

	31 December	30 June
Non-operating Income:
Gain on sale of assets received in payment	$92,810	5,135
Gain on sale of property, plant and equipment	104,854	6,856
Recovery of other reserves	148,702	130,640
Other	61,600	58,988
Total non-operating income	407,966	201,619

	31 de December	30 de June
Non-Operating expenses:
Loss on sale of property, plant and equipment	(165)	(145)
Indemnities	(8,004)	(6,431)
Penalties	(73)	(159)
Other	(74,945)	(100,810)
Total non-operating expenses	(83,187)	(107,545)
	$324,779	94,074

(29)	Transactions with related parties

Related parties are the main shareholders of the Company, members of its Board of Directors and of companies in which Grupo Aval Acciones y Valores S.A. owns ownership interest higher than ten percent (10%) or in which there are interests of economic, administrative or financial nature. Also, this category includes companies in which shareholders or members of the Board of Directors hold ownership stakes higher than ten percent (10%).

Below follows presentation of outstanding balances and transactions as of the closings of 31 December and 30 June 2012:

	Consolidated 31 December 2012
	Directors with legal representation	Members of the Board of Directors	Entities participant in the combination	Shareholders with ownership higher than 10%	Related companies	Companies related to Directors	Shareholders with debt higher than 5% of technical equity
Assets
Cash	$-	-	-	-	2,318,692	-	-
Investments	36,644	-	176	574	751,974	-	-
Reserve for Investments	-	-	-	-	-	-	-
Loan Portfolio and financial lease transactions	4,014	2,424	34,834	-	93,666	600,954	200,000
Accounts receivable	29,607	-	13,336	-	2,401,968	-	-
Revaluations	-	-	-	-	-	-	-
Other Assets	1,034	-	-	-	1,254,021	-	-
LIABILITIES
Deposits	1,530,837	2,695	118,379	2,320	2,356,018	293,345	497,966
Accounts Payable	112,733	-	12,110	181	5,435,437	-	-
Other Liabilities	1,773,414	-	13,092	-	91,384	-	-
SHAREHOLDERS EQUITY
Unrealized earnings or loss	-	-	-		-	-	-
INCOME
Interest	-	17	328		132,555	-	-
Commissions	179	2	9,997		85,932	-	10,686
Rentals	242	-	1,143		-	-	-
Other Income	31,174	-	64,174		177,003	-	-
EXPENSES
Interest	9,295	-	1,150		139,564	-	6,390
Commissions	-	-	2,219		23,071	-	-
Fees	-	-	-		16,262	-	-
Rentals	-	-	223		6,079	-	-
Other expenses	-	-	766		209,868	-	-

	Consolidated 30 June 2012
	Directors with legal representation	Members of the Board of Directors	Entities participant in the combination	Shareholders with ownership higher than 10%	Related companies	Companies related to Directors	Shareholders with debt higher than 5% of technical equity
ASSETS
Cash	-	-	1,083,712,23	-	1,088,795,30	852,131,00	-
Investments	-	-	9,508,186,00	-	15,344,423,00	6,549,949,00	-
Portfolio and Financial leases	3,072,59	243,12	49,866,30	-	46,495,50	477,745,00	525,1 08,00
Accounts Receivable	-	-	191,643,83	-	204,007,60	125,872,00	-
Other Assets	-	-	417,954,00	-	517,954,00	376,292,00	-
LIABILITIES
Deposits	737,647,77	3,264,69	151,665,59	9,971,00	839,608,38	130,620,21	594,586,00
Accounts Payable	83,728,20	-	13,922,18	92,008,00	38,651,33	-	-
Bonds	-	-	892,30	-	4,771,20	-	-
Other Liabilities	-	-	143,03	-	2,850,70	-	-
SHAREHOLDERS EQUITY
Unrealized earnings loss	-	-	-	-	1,419,619	-	-
INCOME
Interest	-	-	48,128,54	-	37,867,50	27,918,00	-
Commissions	-	2,19	21,719,09	-	1,852,03	-	4,271,00
Rentals	-	-	1,073,99	-	245,20	-	-
Other Income	-	-	864,633,01	76,00	802,449,00	61 7,675,00	-
EXPENSES
Interest	8,00	-	1,709,66	-	16,962,07	-	15,209,00
Commissions	178,50	-	3,384,35	2,047,00	1,795,10	-	2,876,00
Fees	7,129,70	415,57	309,00	-	-	-	-
Rentals	-	-	572,99	-	706,10	-	-
Other expenses	354,00	-	44,521,26	11,641,00	46,062,94	22,416,00	-

(30)	Other Disclosures

At 31 December and 30 June 2012 total number of employees of the Parent Company and Consolidated Entities as well as personnel expenses was as follows:

	3131 December		30 June
	Total No.	Personnel Expenses	Total No.	Expenses
Officers	306	$92,738	1,244	79,764
Other	55,822	1,038,174	50,287	1,001,254
Total	56,128	$1,130,912	51,531	1,081,018

(31)	Relevant Events

On 23 January 2012, Grupo Aval Limited, a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A. issued Bonds in the international capital markets under the terms of Regulation S of the 1934 Capital Markets Act of the United States of America and under the terms of Rule 144A, in a total amount of US$ 600 million maturing on January 2017 with a deduction of 54.2 bps , price of 99.458% and annual interest rate of 5.25%.

On 19 September 2012, Grupo Aval Limited a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A. issued Bonds in the international capital markets under the terms of Regulation S of the 1934 Capital Markets Act of the United States of America and under the terms of Rule 144A, in a total amount of US$1,000 million, maturing August 2022 with a deduction of 39.3 bps, price of 99.607% and annual interest rate of 4.75%.

On 08 October 2012 incorporation took place of Grupo Aval International Limited a Cayman Islands affiliate of Grupo Aval Acciones y Valores S.A.

On 03 December 2012, Grupo Aval Acciones y Valores S.A. made principal payment of Col$125,751under placement of “B” series Bonds fourth issue, in compliance with established tenors.

On 24 December 2012, Banco Bilbao Vizcaya Argentaria S.A. and Companía Chilena de Inversiones S.L., as sellers, Sociedad Administradora de Pensiones y Cesantias Porvenir S.A as buyer and Grupo Aval as guarantor of the obligations of Porvenir, subscribed an agreement for the purchase-sale of shares for acquisition of 99.99% of shares property of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias S.A.

(32)	Subsequent Events

-
On 20 February 2013, Porvenir subscribed an agreement with Banco de Bogota S.A., Banco de Occidente S.A. and Grupo Aval for the partial assignment of its right to acquire the shares of Horizonte in similar prorate share to that of their current ownership interest in Porvenir, that in the case of Banco de Bogota S.A. and Banco de Occidente S.A. includes their indirect participation in the equity holdings of Porvenir through their affiliates Fiduciaria Bogota S.A and Fiduciaria de Occidente S.A., respectively.

-	Banco de Bogota, on 19 February 2013, issued Subordinate Bonds in the international capital markets for a total of US$500 million, maturing 19 February 2023.

The issue was rated investment grade by two international rating companies, Moody`s Investor Services and Fitch Ratings and was awarded ratings of, respectively, Baa3 and BBB-.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc and J.P Morgan Securities LLC led the transactions.

Bonds have a 5.375% coupon, price of 100.00% and earn semi-annual interest. Redemption of Bonds will be made through a single payment at maturity (bullet payment).

Subordinate Bonds were issued under the terms of Regulation S of the aforementioned Capital Markets Act of the United States and Rule 144ªof the same Law.

-
on 16 January 2013, the Board of Directors authorized company to participate in the acquisition of a portion of the shares of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantias, as assignee of the acquisition agreement subscribed by Sociedad Administradora de Pensiones y Cesantias Porvenir S.A., on 24 December 2012.

In the same session, the Board of Directors of Grupo Aval also authorized company to extend a loan to Porvenir up to the amount of Col$350.000 and included ample authority to the legal representative of the company to negotiate conditions applicable to said loan.

-	The Congress of Colombia enacted Law 1607 of 26 December 2012 to introduce significant reforms to the Colombian tax system, mainly:

a)
Income tax rate is lowered from 33% to 25% as of 2013 and creation takes place of a new tax for equity (CREE) at a )% rate between 2013 and 2015 and 8% commencing on 2016; calculation of tax base for determination of this tax has several differences with the system of calculation of applicable income tax as calculated on regular income.

b)
Tax payers of the new tax for equity are not mandated to make contributions to SENA and ICBF for those employees earning less than ten minimum legal monthly salaries and this exoneration is extended to contributions to the health regime as of January 2014.

c)	Definition is included of “permanent establishment” understood as a permanent location at which a foreign company develops its business in the country.

d)	Amendment is introduced to the manner of calculation of taxable and non-taxable earnings of those companies that distribute dividends to their partners or shareholders.

e)
New rules are introduced regarding the price transfer regime. Amongst other, extension of its scope of application to include transactions with related economic parties located at duty free zones and regulation of some transactions between taxpayers and foreign companies linked to a permanent establishment in Colombia or abroad.

GRUPO AVAL

Banco de Bogotá | Banco de Occidente | banco popular | Banco AV Villas | BAC | CREDOMATIC | porvenir | Corficolombiana

www.grupoaval.com

THIS IS A FREE TRANSLATION OF THE SPANISH VERSION ORIGINAL
Item 5

GRUPO AVAL ACCIONES Y VALORES S.A.

Management Report

FIRST SEMESTER 2012

www.grupoaval.com

Board of Directors

President of the Board of Directors

Luis Carlos Sarmiento Angulo

Principals

Luis Carlos Sarmiento Angulo
Alejandro Figueroa Jaramillo
Efraín Otero Álvarez
Mauricio Cárdenas Müller
Guillermo Fernández de Soto
Antonio José Urdinola Uribe
Esther América Paz Montoya

Alternates

Hernán Rincón Gómez
Juan María Robledo Uribe
Juan Camilo Ángel Mejía
Gabriel Mesa Zuleta
Alvaro Velásquez Cock
Enrique Mariño Esguerra
Germán Villamil Pardo

Secretary

Luis Fernando Pabón Pabón

Fiscal Auditor

Lida Marcela Herrera Vargas
Member of KPMG Ltda.

General Management

Luis Carlos Sarmiento G.
President

Diego Fernando Solano	Diego Rodríguez	Julio Leonzo Álvarez	Rafael Eduardo Neira
Senior Vicepresident	Senior Vicepresident	Senior Vicepresident	Senior Corporate Controller
Financing	Risk	Shared Services

Javier Díaz	Edgar Enrique Lasso	Juan Guillermo Amaya	Mauricio Maldonado
Vicepresident	Vicepresident	Vicepresident	Vicepresident
Relationships with	Operating and	IT	Strategic Planning
Investors	Regulatory Risk

María Edith González	María José Arango
Vicepresident	Vicepresident
Accounting Consolidation	Corporate Procurement

Contents

Report of the President

Graphs

Financial Statements and Report of the Fiscal Auditor

Consolidated Financial Statements and Auditor’s Report

Report of the President

First Semester 2012

Bogotá, D.C.

Dear Shareholders:

Once again Colombia is engaging in a new attempt to reach peace. Full of hope, we see with sympathy the endeavors of the President of the Republic and are ready to do our own bit. The major differences between this last attempt and other failed processes in the past are two: on the one hand, we are now starting the process with a stronger country from the economic standpoint and, on the other hand the Colombians are now more realistic in regards to expectations.

Regarding the economy, there are good news. During the second quarter of 2012, the Colombian economy grew 4.9%1 as compared  to the same quarter of 2011. Against all odds, GDP increased by 1.6% as against previous quarter. The variation for the first semester as compared to the same period of 2011 was 4.8%. It is concluded that the Colombian economy shows stability amidst an unfavorable external context. For  he year 2012 Banco de la República estimates the growth projection of GDP within a range of 3.0 to 5.0% . The wide range stems from the uncertainty over global slowdown; however, both Fedesarrollo and CEPAL place the stakes on the higher  bracket.

The labor market, on the other hand, showed a favorable dynamics.  According to information from the DANE, the unemployment rate remained in 10%, namely, in the upper limit of the one digit rate set out by the government.

Regarding inflation which ended 2011 in 3.73%, the behavior during the first semester of 2012 reflects again the adequate management of this variable by Banco de la Republica. As a result, during the first semester of the year inflation reached 2.01%, while during the twelve months ended in June this year, it reached only 3.20%. We may conclude that this important indicator progressively converges towards 3%, which is in line with the long range goal set out by the Board of Directors of Banco de la República.

In order to reduce the growth of demand of credit for consumption, the Board of Directors of Banco de la República successively increased by 25 pbs the rate of intervention during the first semester, up to 4.75%; Lately, upon continued weakening of world economics and the potential effect on the national economy, the rate was reduced in decrements of 25 pbs until reaching 4.75%. Additionally, and in order to contain the appreciation of the Colombian peso, Banco de la República decided to buy US$700 million during the months of August and September using the mechanism of daily auctions of at least US$20 million.

Behavior of the Economy

As announced at the beginning of this report, during the first semester of year 2012, the Gross Domestic Product grew by 4.8% as compared to the first semester of 2011. This behavior is explained by the following sectorial variations: 10.8% in exploitations of mines and quarries; 7.9% in construction; 5.9% in financial entities, insurance, goods and services; 4.8% in transportation, storage and communications;

1 DANE - Gross Domestic Product – Second quarter 2012 - Base 2005

4.5% in trade, repair services, restaurants and hotels; 4.0% in electricity, domiciliary gas and water; 3.7% in social, community and personal services; 1.2% in agricultural, forestry and fishing; and – 0.2% in manufacturing industry. Total of taxes increased by 7.0% as compared to the same period of 2011.  Regarding the industrial performance and according to the last figures of the Survey on Joint Industrial Opinion published by ANDI  for the period January-June, 2012, production grew by 1,3%, total sales grew by 3.2% and sales intended for the internal market  increased by 1.9%. Concurrently with the greater dynamism, the use of installed capacity reached 76.6% by June 2012, greater than the historical average and 0.6% under the register of June, 2011. (77.2%). Another symptom of improvement in the economic activity is observed in the national demand of energy which increased 4.15% in the cumulative figure from January to June 2012 (29, 123.3 GWh) as compared to the same period of 2011 (27,963.5 GWh).

The Colombian Stock Exchange Index (IGBC) closed at 13, 417.51 points at the end of the first semester of 2012, which represents an increase of 5.94% during the semester and a decrease of 4.62% for the last twelve months ended in June 2012.

Economic Indices Affecting the Consumer

According to DANE, by the closing of first semester 2012, national unemployment climbed to 10.0% a figure higher than that registered by December 2011 (9.8%) and lower than that presented by June 2011 (10.9%). By June 2012, the sub-employment rate kept the high level of 33.1%.

 In regards to the inflation rate, the variation of the Consumer Price Index (IPC) registered for the period of January – June 2012 was 2.01% as against 2.53% for the same period of 2011. For the last twelve months ended in June 2012, the IPC was 3.20% as against 3.23% for the same period of 2011.

Fiscal Balance

At the closing of the first semester of 2012, the Consolidated Public Sector (SPC) reported a fiscal surplus of 1.5% of GDP, a result better than that registered for the same period of 2011 when it was reported a surplus of 1.2% of GDP.

External Sector

In regards to the trade balance, the period January-June 2012 registered a surplus of US$2,936.7 million FOB as against a surplus for the same period 2011 of US$2,202.5 million FOB, as a result of the lesser growth of imports vs. exports. Exports went from US$26,800.3 million FOB in the first semester of 2011 to US$30,368.4 million FOB in the first semester of 2012 (an increase of 11.7%) as against an increase of 11.4% in imports which went from US$25,879.5 million CIF to US$28,818.4 million CIF

Colombia continues keeping an adequate level of international net reserves with a balance of US$34,265.5 million at June 2012, superior by US$3,067.7 million (9.8%) to the figure of June 2011 (US$31,197.8 million) and superior by US$1,965.1 million (6.1%) to the figure registered in December, 2011 (US$32,300.4 million). The above, notwithstanding that Banco de la República made net purchases of US$1,960 million in foreign currency in the exchange market which compared with the net purchases made in the same period of 2011 (US$2,460 million) meant a decrease of US$500 million.

In regards to the evolution of the price of the Colombian peso against the US dollar, the nominal exchange rate closed the month of June at the rate of $1.784.60, representing an appreciation of 8.1% (1,942.70 by December 2011). During the last twelve months ended in June 2012, the US dollar went from $1,780.16 to $1,784.60 accounting for a devaluation of 0.2% of the Colombian peso.

The spread over comparable American Bonds of the Index of Bonus of Emerging Markets for Colombia (EMBI Colombia) was 157 points at the June 2012 close, an increase of 36 base points as against June, 2011 (121 points) and a decrease of 34 base points as compared to December 2011.

8

Recent Performance of the Financial Sector and of the Entities where Grupo Aval holds Direct Investment

During the first semester of 2012 the Colombian financial sector showed its strength through a significant growth in comparison with the growth local and global economies. Such performance is yet more meaningful considering the fact that it was made in times of uncertainty in the sight of crisis in the industrialized countries and further considering that such growth did not come from the deterioration of solvency ratios, but on the contrary, those remained stable.

 Certain figures deserve to be highlighted: the total assets of the sector reached $332.4 billion, growing 5.6% when compared with December 2011 ($314.9 billion).  Total investment in fixed income of the sector grew 5.0% ($2.3 billion), from $46.9 billion in December to $49.2 billion in June 2012.  The participation of investments of fixed income within the sector assets declined in the first semester of 2012 by 8 base points, from 14.89% to 14.81%; TES involvement within the fixed income investments declined 49 bps from 70.48% in December to 69.98% in June 2012.  The net loan portfolio grew 6.2% in the going months of 2012, from $203.4 billion in December to $216.1 billion in June 2012. The growths by segments of net receivables of the banking sector in the first semester of 2012 are listed as follows: the commercial receivables grew 4.8% from $127.9 billion in December to $134.0 billion in June 2012; the consumption receivables grew 8.4% from $55.1 billion in December to $59.8 billion in June 2012; microcredit grew 7.4% from $5.6 billion in December to $6.0 billion in June 2012 and the mortgage receivables grew 9.9% from $15.0 billion in December to $16.5 billion in June 2012. The indicator of loan portfolio quality worsened by 0.4%, from 2.5% in December to 2.9% in June 2012.   For entities specializing in the mortgage sector, at the end of June 2012 this indicator reached 3.7%.  On the other hand, the coverage of due loans in the sector decreased from 183.8% in December to 160.1 % in June 2012.

As far as the foreclosed assets (BRPs), the banking sector showed unfavorable performance by increasing the net balance of $194,174 million in December to $268,881 million in June 2012 (38.5%).  The mortgage sector, in the same period, increased its net balance in BRPs of $52,170 million to $93,569 million (79.4%). At the closing of June 2012, the net balance of BRPs represented 0.08% of the total system assets.

For the 12 months ending in June 2012, the whole of the banking sector registered profits for $6.7 billion ($3.1 billion between July and December 2011 and $3.6 billion between January and June 2012), higher in $1.03 billion (18.4%) to the $5.63 billion achieved in the same period in 2011 ($2.51 billion between June and December 2011 and $3.12 billion between January and June 2012). 79.1% of the profits obtained by the sector in the past 12 months ending in June 2012 ($5.27 billion) come from private national entities which, at the end of June 2012 represented 75.6% of the assets of the sector ($251.2 billion), while public entities controlling 5.4 per cent of the assets of the sector ($17.9 billion), generated the 6.7% of the same ($0.45 billion). For their part, private foreign entities, controlling the 19.0% of assets ($63.3 billion), showed profits equivalent to 14.2% of the total, namely $0.95 billion.

9

For their part, credit institutions in which Grupo Aval has direct investment (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas), reported during the 12 months ending in June 2012 net earnings of $2 billion 187,412 million ($1 billion 84,033 million during the second semester of 2011 and $1 billion 103,379 million during the first semester of 2012, higher by 19.6% than those reported by these same entities in the same period of 2011, which reached $1 billion 828,634 million ($839,370 million during the second semester of 2010 and $989,264 million during the first semester of 2011). If to these profits are added the profits obtained in the same periods by the Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A., the total profits amounted to $2 billion 370,740 million, a figure higher by 19.1% to that recorded in the same period in 2011 ($1 billion 990,072 million).

In regards to the areas of net receivables and deposits for the first semester of 2012, the entities in which Grupo Aval has direct investment as a whole grew 7.5% and 5.8%, respectively.  For its part, the total of the banking sector during the same period recorded growths of 6.2% and 4.7% in net receivables and deposits, respectively.

Main Regulatory Measures

During the first semester of 2012, were issued regulatory measures, which by its significant effects on the results of the entities of the sector, are listed and summarized in Annex No.1.

Activities Carried Out in Social Object Development

Grupo Aval carried out during the first semester of 2012 the following activities:

● Vicepresidency of Corporate Systems

During the first semester of 2012, the Vicepresidency of Corporate Systems supported the technological activities of the company and provided support to the Aval entities in the following projects and activities fronts:

•	Aval Network of Services.

•	Non- banking Correspondents.

•	Bank Core.

•	Accounting Consolidation.

•	CRM (Customer Relationship Management).

•	BI(Business Intelligence).

•	New solution of Credit Card and process homologation

•	Collections.

•	Transactional Internet.

•	Portals for Internet and Intranet.

•	Cash Management.

•	Telecommunications.

•	Process Automation.

•	Informatic Security.

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•	Systems Management.

•	Management of Technological Infrastructure.

•	Backup Computer Centers.

•	Integration of Technological Architecture by Services.

•	Management of technological projects and technological support

•	Training.

•	Corporate negotiations with Suppliers.

● Vicepresidency of Risk

•
The Vice-Presidency of Risk supported entities in which Grupo Aval has direct investment in credit risk analysis and structuring of credit operations with common, most significant institutional customers using tools developed in Grupo Aval, aimed at ensuring that the credit operations have credit standards and measure return consistent with credit risk, opportunity cost and use of capital.

•
Likewise, it continued the study of best practices in credit and operating risk analysis with a view to presenting these policies to consider its adoption in entities in which Grupo Aval has direct investment.

•
Provided support to the entities in which Grupo Aval has direct investment in the evaluation of tools for the implementation of management systems of operating risk (SARO), money laundering and financing of terrorism (SARLAFT). Accompaniment was also given in the development and implementation of the business continuity Plan (PCN).

•	Performed the function of compliance officer of Grupo Aval, thereby ensuring compliance with the rules of SARLAFT.

● Financial Vicepresidency

•	Analysis of performance of the investments controlled by Grupo Aval against competition and their budgets.

•	Evaluation of potential opportunities of acquisition or sale.

•	Follow up of trends in the financial sector in order to develop strategies that will bring about greater value to the shareholders of the group.

•	Follow up of trends of financial activity in comparable countries.

● Vicepresidency of Accounting Consolidation

•	Monitoring and analysis of financial performance of Grupo Aval vs. budget.

•	Stabilization of the Oracle Hyperion tool for corporate consolidation.

•	Stabilization of ERP SAP for management and accounting of the approval of AVAL headquarters.

•	Daily follow up of performance of the entities in which Grupo Aval has direct investment.

•	Report generation including comparisons of entities of the Colombian financial sector.

•	Control of Grupo Aval Treasury operations.

● Corporate Comptroller

The Corporate Comptroller carried out audit visits during the first semester of 2012, according to the annual plan submitted to the Chairman of the Grupo. The Comptroller paid visits to some subsidiaries of the entities and to a company in which Corficolombiana has capital investments. Likewise, follow-up activities were carried out to review the implementation of the action plans of improvement of some entities.

Equally, were given guidelines to the entities of the group, in matters related to auditing, control and security of information.

● Internal  Audit

 During the first semester or 2012 the Internal Audit Department led and executed valuations

11

pursuant to the Working Plan adopted by the Internal Auditing Committee of Grupo Aval.

Additionally, it was made the follow-up of action plans and other activities aimed at strengthening the Internal Control System of the entity.

Exercise Results - Grupo Aval Acciones y Valores S.A

Grupo Aval main financial results for the first semester of 2012 were:

Assets

On June 30, 2012, the total assets of Grupo Aval amounted to $19 billion 373,386 million, with an increase of 69.6% over the balance as of June 30, 2011 ($11 billion 423,630 million) and of 2.5% above the balance on December 31, 2011 ($18 billion 897,256 million).  The assets of the company are represented mainly by its investments in Banco de Bogotá, Banco de Occidente, Banco Popular, Banco Comercial AV Villas and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir.

Liabilities

The total liabilities of Grupo Aval on June 30, 2012, amounted to $2 billion 335,896 million, with a decrease of 14.0% over the balance as of June 30, 2011 ($2 billion 716,591 million) and a 14.1% over the balance as of December 31, 2011 ($2 billion 718,886 million).  The most significant liabilities of Grupo Aval are represented by bonds issued by the company which balance on 30 June amounted to $850,000 million and credits acquired with related companies that amounted to $1 billion 153,750 million.

Shareholder´s Equity

At the end of the first semester of the year 2012, the net worth of Grupo Aval amounted to $17 billion 37,490 million, an increase of 95.7% over the balance on June 30, 2011 ($8 billion 707,039 million) and an increase of 5.3% compared with the balance recorded on 31 December 2011 ($16 billion 178,370 million).

Net Income

At the end of the first semester of year 2012, Grupo Aval reported profits for $722,574 million, more than $139,916 million (24.0%) than in the first semester of 2011 ($582,658 million) and $55,013 million higher (8.2%) than the results obtained at the end of the second semester of 2011 ($667,562 million).

Risk Rating

Given the financial strength of Grupo Aval, BRC Investor Services S.A. ratified in November 2011 the AAA rating of the ordinary bonds issued for $944,700 million. This rating demonstrates the highest credit quality and the highest certainty of payment, as well as the almost total absence of risk factors.

Results of the Main Investments of  Grupo Aval

As of 30 June 2012, Grupo Aval had direct investments in the following institutions supervised by the Colombian Superintendency of Finance:

Banco de Bogotá S.A.

Grupo Aval is the owner of 64.4% of the common stock of Banco de Bogotá.  The total assets of the Bank as of 30 June 2012 were $46 billion 407,275 million and its net worth on the same date amounted to $8 billion 351,035 million.  During the first semester of 2012, the Bank recorded net earnings of $617,692 million, representing an increase of 21.9% compared to the first semester of 2011 ($506,657 million) and 4.0% compared to the second semester of 2011 ($593,740 million).

Banco de Bogotá has AAA rating for its long-term debt by BRC Investor Services S.A., which indicates that the ability to pay timely principal and interest is extremely high.  This is the highest category in investment grade.  For its short-term debt the Bank has a rating of BRC1 + which is the highest category of investment grades. This indicates that the probability of timely repayment, for both capital and interest, is extremely high.

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Banco de Occidente S.A.

Grupo Aval owns 68.2% of the common stock of Banco de Occidente, entity which, at the end of 30 June 2012, recorded total assets of $22 billion 267,996 million and a patrimony of $3 billion 108,485 million.  During the first semester of 2012, the Bank earned net profits of $223,616 million, an increase of 4.3% compared to earnings of the first semester of 2011 ($214,342 million) and a decrease of 1.5% compared to the figure for the second semester of 2011 ($226,938 million).

Banco de Occidente is rated AAA for long-term debt by BRC Investor Services S.A., which indicates that the ability to pay timely both principal and interest is extremely high.  This is the highest investment grade category.  For its short-term debt the Bank has a rating of BRC1 + which is the highest investment grade category. This indicates that the probability o timely repayment, for both capital and interest, is extremely high.

Banco Comercial AV Villas S.A.

Direct ownership participation of Grupo Aval in Banco Comercial AV Villas is of 79.9%.  On 30 June 2012, Banco AV Villas presented total assets by $8 billion 216,497 million and netr-worth of $986,725 million.  During the first semester of 2012, the Banco Comercial AV Villas accumulated earnings by $81,442 million, an increase of 8.5% compared to the earnings of the first semester of 2011, which was $75,052 million and a decrease of 9.5% compared to the one recorded during the second semester of 2011 ($90,022 million).

Banco AV Villas rated AAA for long-term debt by BRC Investor Services S.A., which indicates that the ability  to pay timely both principal and interest is extremely high.  This is the highest investment grade category.  For its short-term  debt the Bank has a rating of BRC1 + which is the highest  investment grade category. This indicates that the probability of timely repayment, for both capital and interest, is extremely high.

Banco Popular S.A.

Grupo Aval is the owner 93.7% of the common stock of Banco Popular. The total assets of the Bank to 30 June 2012 was $14 billion 708,386 million and its heritage at the same date amounted to $1 billion 938,750 million.  During the first semester of 2012, the Bank recorded net earnings of $180,629 million, representing a decrease of 6.5% compared to the first semester of 2011 earnings ($193,212 million) and an increase of 4.2% compared to the one registered in the second semester of 2011($173,333 million).

Banco Popular rated AAA rating for long-term debt by BRC Investor Services S.A., which indicates that the ability to pay timely both principal and interest is extremely high.  This is the highest investment grade category.  For its short-term debt the Bank has a rating of BRC1 + which is the highest investment grade category. It indicates that the probability of timely repayment, for both capital and interest, is extremely high.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Grupo Aval is the direct owner of 20.0% in Porvenir; on the other hand, Banco de Bogotá, Banco de Occidente and some of its subsidiaries are the owners of the remaining 80.0%.  Porvenir is the leading private administrator of severance and pension funds in Colombia, with a market share of mandatory pensions of 27.9% and 33.7% in the severance market at 30 June 2012.  At the end of June 2012, Porvenir had 3,341,474 members in mandatory pension, 1,804,681 in severance pay and held assets in administration for a total of $35 billion 449,946 million.

By June 2012, Porvenir posted total assets of $929,608 million and equity of $690,665 million. The accumulated income in the semester amounted to $106,552 million, an increase of 39.3% compared to the first semester of 2011 ($76,472 million) and an increase of 38.7% compared to the accumulated during the second semester of 2011 ($76,847 million).

Porvenir S.A. has a  AAA rating from BRC Investor Services, which shows that the company presents an exceptional financial condition and operational capacity and positioning in the market. The weaknesses are mitigated and neutralized by the strengths of the organization.

Corporación Financiera Colombiana S.A. (Corficolombiana)

Grupo Aval, through Banco de Bogotá, Banco de Occidente and Banco Popular holds indirect

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investments in Corporacion Financiera Colombiana S.A. (Corficolombiana), an entity engaged the administration of an important investment portfolio in companies of the real and financial sectors and to rendering of consulting services in the field of investment banking.

At the closing of June 2012, Corficolombiana reported total assets of $9 billion 67,579 million and its net equity amounted to $3 billion 19,117 million.   During the first semester of 2012 Corficolombiana posted net income for $277,957 million, a decrease of 24.3% if compared to that obtained in the first semester of 2011 ($367,377 million) and an increase of 26.1% compared to those recorded during the second semester of 2011 ($220,360 million).

Corficolombiana rated AAA for long-term debt by BRC Investor Services S.A., which indicates that the ability to pay timely both principal and interest is extremely high.  This is the highest investment grade category.  For its short-term debt the Bank has a rating of BRC1 + which is the highest investment grade category. It indicates that the probability of timely repayment, for both capital and interest, is extremely high.

Results of Entities in which Grupo Aval holds a Direct Investment

The following is the analysis of the main captions of the financial statements of the entities in which Grupo Aval holds direct investment during the first semester of 2012.

Gross Financial Margin

During the first semester of 2012, the gross financial margin reported by the entities in which Grupo Aval holds direct investment amounted to $3 billion 250,629 million, 10.5% higher to that obtained between January and June, 2011 ($2 billion 940,741 million) and 1.8% lower than the one presented at the end of the second semester of 2011 ($3 billion 309,941 million).

Gross Financial					Variation %	Variation %
Margin*					1S - 2012 Vs	1S - 2012 Vs
(Million pesos)	2S - 2010	1S - 2011	2S - 2011	1S - 2012	1S - 2011	2S - 2011
Banco de Bogotá	1,248,051	1,322,184	1,669,217	1,491,484	12.8	-10.6
Banco de Occidente	654,911	722,592	748,362	815,289	12.8	8.9
Banco Popular	521,565	550,123	548,200	571,172	3.8	4.2
Banco AV Villas	350,253	345,842	344,162	372,683	7.8	8.3
Total	2,774,780	2,940,741	3,309,941	3,250,628	10.5	-1.8
*    Net income on account of interest plus net income different from interest

Figures accumulated for each semester.

Source: Colombian Superintendency of Finance.

Deposits and Liabilities

Consolidated deposits from entities in which Grupo Aval holds direct investment amounted to $59 billion 77,032 million as of the balance closing of June 2012, a 12.1% higher than the balance of June 2011 ($52 billion 710,610 million) and 5.8% higher than the December balance ($55 billion 859,421 million); the behavior of entities in which Grupo Aval has direct investment fell below that of the overall financial system, which posted deposits increase by 16.3% from June 2011 to June 2012 and 4.7% between December 2011 and June 2012. As a result of the above, the entities in which Grupo Aval holds direct investment, posted market share of 28.4% in terms of deposits and liabilities. Noteworthy id the participation of savings deposits and CDTs in total funds captured, which rose to 47.3% and 28.3% respectively, of the overall mix.

Deposits and	December		June		December		June
Liabilities	2010	%	2011	%	2011	%	2012	%
(Million pesos)

Checking Account	12,702,902	26.2	11,951,081	22.7	13,752,140	24.6	13,805,787	23.4
Saving Deposits	24,089,813	49.8	27,897,486	52.9	27,126,772	48.6	27,951,699	47.3
CDT	10,796,626	22.3	12,248,530	23.2	14,137,260	25.3	16,711,299	28.3
Other	828,528	1.7	613,514	1.2	843,249	1.5	608,247	1.0
Total	48,417,869	100.0	52,710,610	100.0	55,859,421	100.0	59,077,032	100.0

Balance outstanding at the end of each period

Source: Colombian Superintendency of Finance.

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Past due Loan Portfolio, Loan Loss Provisions and Loan Loss Coverage Ratio

At the closing of the first semester of 2012, the loan loss coverage ratio of entities in which Grupo Aval holds direct investment was 2.2%, lower by 12 base points than the ratio registered in June, 2011 and higher by 20 basis points for the same category on December 31, 2011 (2.0%).  The past due loan ratio of the overall financial system reached a level of 2.9% at June 30, 2012.

Past due loans	December	Ratio*	June	Ratio*	December	Ratio*	June	Ratio*
(Million pesos)	2010	%	2011	%	2011	%	2012	%
Banco de Bogotá	497,721	2.2	480,792	1.9	438,708	1.6	525,012	1.8
Banco de Occidente	328,267	2.8	383,393	2.9	362,111	2.5	407,053	2.6
Banco Popular	209,985	2.4	216,295	2.3	209,513	2.1	260,017	2.3
Banco AV Villas	151,428	3.4	149,235	3.2	142,340	2.8	170,299	3.1
Total	1,187,401	2.5	1,229,715	2.4	1,152,672	2.0	1,362,381	2.2

*    Past due loans / Gross Loan Portfolio

Source: Colombian Superintendency of Finance.

At the closing of the first semester of 2012, outstanding loan loss provisions in entities in which Grupo Aval holds direct investment grew 9.2% compared to June of 2011 and 5.7% compared to December 2011, lower than the increase posted by the gross loan portfolio of these banks.

					Variation %	Variation %
Loan Loss Provisions	December	June	December	June	Jun 12 Vs	Jun 12 Vs
(Million pesos)	de 2010	2011	de 2011	2012	Jun 11	Dic 11
Banco de Bogotá	793,117	800,920	852,821	893,513	11.6	4.8
Banco de Occidente	535,254	553,390	572,519	604,944	9.3	5.7
Banco Popular	360,141	378,287	388,562	423,215	11.9	8.9
Banco AV Villas	255,501	260,615	243,636	253,952	-2.6	4.2
Total	1,944,013	1,993,212	2,057,538	2,175,624	9.2	5.7

Balance as of the closing of the period

Source: Colombian Superintendency of Finance.

In terms of loan loss coverage ratio, Banco de Bogotá and Banco Popular continue to report ample and healthy coverage levels, 170.2% and 162.8%, respectively, higher than the 160.1% reported by the sector on June 2012.

Coverage of Overdue	December	June	December	June
Receivables %*	2010	2011	2011	2012
Banco de Bogotá	159.3	166.6	194.4	170.2
Banco de Occidente	163.1	144.3	158.1	148.6
Banco Popular	171.5	174.9	185.5	162.8
Banco AV Villas	168.7	174.6	171.2	149.1
Total	163.7	162.1	178.5	159.7

* Provisions of Receivables / Overdue Receivables.

Source: Colombian Superintendency of Finance.

Total Loss Provisions

The gross expense allocated to loss reserves for the first semester of 2012 of the entities in which Grupo Aval has direct investment amounted to $1 billion 47,309 million, as shown in the table below.  In addition, recoveries, charge offs, reacquisition of securitized portfolio, earnings from sale of assets and reclassification of investments to fiduciary rights amounted to $904,888 million.   In summary, net charge in loss reserves during the first semester of 2012 was $142,420 million, an increase of $86,053 million when compared to net changes registered during the first semester of 2011, which was $56,365 million.

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Provisions

Changes between december 31, 2011 and june 30, 2012

Figures in $Million

	Banco de	Banco de	Banco Comercial	Banco	Total
	Bogotá	Occidente	AV Villas	Popular
Loan Loss Provisions
Balance at Dec. 31, 2011	852,821	572,519	243,636	388,562	2,057,538
(+) Allocation Charged to Expenses	397,019	282,348	122,849	157,847	960,063
(+)Equity Transfer Megabanco	5,486	-	-	-	5,486
(-) Recoveries	250,896	168,436	71,127	101,703	592,162
(-) Charge offs	110,917	81,487	41,406	21,491	255,301
Net change	40,692	32,425	10,316	34,653	118,086
Balance at Jun. 30/12	893,513	604,944	253,952	423,215	2,175,624

Provision for Investments
Balance Dic. 31/11	769	-	2,110	-	2,879
(+) Allocation Charged to Expenses	37	-	79	-	116
(-) Recoveries	98	-	-	-	98
Net change	(61)	-	79	-	18
Balance at June. 30/12	708	-	2,189	-	2,897

Provision for foreclosed assets
Balance at Dic. 31/11	56,329	17,710	7,716	28,244	109,999
(+) Allocation Charged to Expenses	6,437	2,672	684	1,432	11,225
(-) Recoveries	282	2,134	476	706	3,598
(-) Utilization for Sale of Goods	320	-	73	225	618
Net Change	5,835	538	135	501	7,009
Balance at Jun. 30/12	62,164	18,248	7,851	28,745	117,008

Provision for Accounts Receivable
Balance at Dec. 31/11	70,701	29,340	16,358	19,946	136,345
(+) Allocation Charged to Expenses	30,931	26,389	6,668	8,197	72,185
(+) Tran Equity Transfer Megabanco	271	-	-	-	271
(-) Recoveries	11,518	11,718	3,245	5,683	32,164
(-) Charge offs	12,045	10,124	1,684	883	24,736
Net Changes	7,639	4,547	1,739	1,631	15,556
Balance at Jun. 30/12	78,340	33,887	18,097	21,577	151,901

Provision for Property, Plant and Equipment and Other
Balance at Dec. 31, 2011	2,729	5,334	2,167	565	10,795
(+) Allocation Charged to Expenses	-	2,187	130	1,403	3,720
(-) Recoveries	-	1,459	1	-	1,460
Net Movement	-	728	129	1,403	2,260
Balance at Jun. 30/12	2,729	6,062	2,296	1,968	13,055

Provision for Other Assets under fiduciary rights
Balance at Dec. 31/11	2,398	-	9,481	14,501	26,380
(-) Recoveries	-	-	509	-	509
Net change	-	-	(509)	-	(509)
Balance at June 30, 2012	2,398	-	8,972	14,501	25,871

Total
Balance at Dec. 31/11	985,747	624,903	281,468	451,818	2,343,936
(+) Allocation Charged to Expenses	434,424	313,596	130,410	168,879	1,047,309
(+) Equity Transfer Megabanco	5,757	-	-	-	5,757
(-) Recoveries	262,794	183,747	75,357	108,092	629,990
(-) Charge offs	122,962	91,611	43,090	22,374	280,037
(-) Utilization Sale of Goods	320	-	73	225	618
Net Change	54,105	38,238	11,890	38,188	142,420
Balance at Jun. 30/12	1,039,852	663,141	293,358	490,006	2,486,356

Foreclosed Assets  (BPRs)

During the first semester of 2012, the outstanding gross BRPs balance for entities in which Grupo Aval has direct investment, increased $26,564 million, from $149,278 million to $175,843 million.  Net BRPs of entities in which Grupo Aval has direct investment corresponds to 22.4% of the total for the banking system, an amount below their market share; it is worth mentioning that during the period in question, the entities made gross BRPs sales for a value of $10,057 million.

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Foreclosed Assets  (BRPs)
Changes between december 31,  2011 and june 30, 2012

Figures in $Millones

	Banco de	Banco de	Banco Comercial	Banco	Total
	Bogotá	Occidente	AV Villas	Popular
GROSS BRPs
Real Estate Holdings
Balance at Dic. 31, 2011	61,564	22,739	11,446	31,115	126,864
(+) Assets Received	2,281	19,674	1,360	2,227	25,542
(-) Assets Sold	1,532	3,534	1,340	1,395	7,801
Net change	749	16,140	20	832	17,741
Balance at Jun. 30/12	62,313	38,879	11,466	31,947	144,605

Movable Assets and Securities
Balance at Dec. 31, 2011	12,378	4,880	214	4,942	22,414
(+) Assets Received	9,065	1,366	3	645	11,079
(-) Assets Sold	392	1,421	-	443	2,256
Net Change	8,673	(55)	3	202	8,823
Balance at June 30, 2012	21,051	4,825	217	5,144	31,237

Total Gross Foreclosed assets
Balance at Dic. 31, 2011	73,942	27,619	11,660	36,057	149,278
(+) Assets Received	11,346	21,040	1,363	2,872	36,621
(-) Assets Sold	1,924	4,955	1,340	1,838	10,057
Net change	9,422	16,085	23	1,034	26,564
Balance Jun. 30/12	83,364	43,704	11,683	37,091	175,842

BRP PROVISIONS
Balance at Dec. 31, 2011	54,846	17,710	7,684	28,244	108,484
(+) Allocations charged to P & L	6,437	2,672	672	1,432	11,213
(-) Utilization for Sale of Assets	320	-	73	225	618
(-) Recoveries	281	2,134	476	706	3,597
Net changes	5,836	538	123	501	6,998
Balance at June 30, 2012	60,682	18,248	7,807	28,745	115,482

NET BRPs
Balance at Dec. 31, 2011	19,096	9,909	3,976	7,813	40,794
(+) Net Variation- Gross Foreclosed Assets	9,422	16,085	23	1,034	26,564
(-) Net Variation BRP provisions	5,836	538	123	501	6,998
Total Net changes	3,586	15,547	(100)	533	19,566
Balance at June 30, 2012	22,682	25,456	3,876	8,346	60,360

Personnel Expenses
Consolidated personnel expenses as a percentage of consolidated gross financial margin of entities in which Grupo Aval holds direct investment in the first semester of 2012 reached 18.0%, a ratio lower than that obtained by these entities in June 2011 (18.4%), and higher than the December ratio (17.0%); the ratio for the overall financial system was 20.1% at the closing of the first semester of 2012.   Personnel expenses for the entities in which Grupo Aval has direct investment, amounted to $586,289 million during the first semester of 2012, higher than those of the first semester of 2011 at 8.5% and higher at 3.9% when compared to those of  the second semester of 2011.

					Variation %	Variation %
Personnel Expenses*					1S - 2012 Vs	1S - 2012 Vs
(Million pesos)	2S - 2010	1S - 2011	2S - 2011	1S - 2012	1S - 2011	2S - 2011
Banco de Bogotá	200,721	210,472	219,703	232,626	10.5	5.9
Banco de Occidente	142,147	146,404	158,272	161,845	10.5	2.3
Banco Popular	92,158	112,117	112,971	115,993	3.5	2.7
Banco AV Villas	66,500	71,237	73,213	75,824	6.4	3.6
Total	501,526	540,230	564,159	586,288	8.5	3.9
GFM	2,774,780	2,940,741	3,309,941	3,250,629
% Personnel Expenses Vs GFM	18.1	18.4	17.0	18.0

MFB: Gross Financial margin.

*Accumulated figures for each semester

Source: Colombian Superintendency of Finance.

Direct and Indirect Taxes and Law Contributions

During the first semester of 2012, income and complementary taxes accrued by the entities in which Grupo Aval has direct investment and their subsidiaries amounted to $577,836 million, a figure which

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represents an increase of 21.8% compared to the amount registered during the same period in 2011 ($474,332 million) and an increase of 15.4% compared to the second semester of 2011 ($500,653 million).  The applicable Effective Tax Rate  (ETR) to entities in which Grupo Aval has  direct investment amounted to 28.2%, higher than the average ETR of the financial sector which for the same period, reached 24.7%.

Income Tax*	2S-2010		1S-2011		2S-2011		1S-2012		Variation %
And ETR	Income		Income		Income		Income		1S - 2012	1S - 2012
(Million pesos)	Tax	ETR %	Tax	ETR %	Tax	ETR %	Tax	ETR %	1S - 2011	2S - 2011
Banco de Bogotá	145,127	27.0	157,833	23.8	169,570	22.2	202,226	24.7	28.1	19.3
Banco de Occidente	71,248	26.1	70,463	24.7	61,254	21.3	98,948	30.7	40.4	61.5
Banco Popular	67,695	29.0	88,045	31.3	80,962	31.8	85,978	32.2	(2.3)	6.2
Banco AV Villas	25,442	24.5	35,659	32.2	39,254	30.4	32,863	28.8	(7.8)	(16.3)
Porvenir	43,792	34.0	43,462	36.2	43,302	36.0	54,992	34.0	26.5	27.0
Subtotal Grupo Aval Entities	353,304	27.7	395,462	27.1	394,342	25.4	475,007	28.2	20.1	20.5
Affiliates of Grupo Aval Entities**	71,092	14.3	78,870	13.3	106,311	22.4	102,828	16.6	30.4	(3.3)
Total	424,396	23.9	474,332	23.1	500,653	24.7	577,835	25.1	21.8	15.4

*   Cumulative figures for each semester

** Affiliates of entities in which Grupo Aval holds direct investment include Fidubogotá, Casa de Bolsa, Corficol consolidated, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fiduciaria Popular.

Also, if to the income tax and complementary are added multiple indirect taxes and other mandatory contributions, the entities in which Grupo Aval holds direct investment and its subsidiaries accrued taxes for $928,827 million during the first semester of 2012, an increase of 13.8% compared to the same field in the first semester of 2011 ($816,279 million), and an increase of 11.3% compared to the same field for the second semester of year 2011 ($834,348 million).  When comparing the tax figure mentioned for the first semester of 2012 with dividends paid during the same period by the entities in which Grupo Aval holds direct investment, there is an evident disproportion when we observe that during the first semester of 2012, the entities paid dividends for $551,559 million, while they contributed $928,827 million in taxes.  In other words, during the first semester of 2012 for each peso that entities related to Grupo Aval paid to shareholders, they had to pay one peso and 68 cents to the State.

Direct and Indirect Taxes, Law Contributions*, ETR an Paid Dividends
	2S - 2010			1S - 2011			2S - 2011			1S - 2012
	Taxes		Paid	Taxes		Paid	Taxes		Paid	Taxes		Paid
(Million pesos)	(1)	ETR %	Dividends	(1)	ETR %	Dividends	(1)	ETR %	Dividends	(1)	ETR %	Dividends
Banco de Bogotá	235,459	37.5	188,678	283,761	35.9	211,335	300,459	33.6	234,171	343,236	35.7	247,827
Banco de Occidente	119,578	37.2	88,254	133,379	38.4	94,037	127,509	36.0	97,592	169,274	43.1	104,895
Banco Popular	108,799	39.6	76,636	133,625	40.9	84,794	136,189	44.0	86,035	136,394	43.0	87,410
Banco AV Villas	49,667	38.8	31,264	66,562	47.0	32,686	73,385	44.9	35,474	67,968	45.5	35,504
Porvenir	53,150	38.5	70,584	62,347	44.9	83,366	62,348	44.8	80,508	58,678	35.5	75,923
Subtotal Entities
Grupo Aval	566,653	38.0	455,416	679,674	38.9	506,218	699,890	37.6	533,780	775,550	39.1	551,559
Affiliates of
Grupo Aval entities **				100,475			136,605			134,458	153,277
Total	667,128	33.1	455,416	816,279	34.0	506,218	834,348	35.3	533,780	928,827	35.0	551,559

* accumulated figures for each semester

ETR –Effective Tax Rate- calculated as accrual of direct, indirect taxes and mandatory contributions  on profits before direct taxes, indirect and mandatory contributions .

(1)
Includes income and complementary tax, tax on net worth, contribution to Superintendencias Financiera y de Sociedades deposit insurance, indirect taxes and tax on financial transactions (non-deductible VAT, industry and commerce, land property, surcharges and others; 50% tax on remunerated deposit reserve requirement, Registry and Filing).

** Affiliate of the entities in which Grupo Aval holds direct investment include: Fidubogota, Casa de Bolsa, Corficol Consolidado, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fiduciaria Popular.

Net Income

As a result of the above, during the first semester of 2012 entities in which Grupo Aval holds direct investment posted consolidated net earnings of $1 billion 209,931 million ($1 billion 103,379 million excluding Porvenir), showing an increase of 13.5% compared to $1 billion 65,735 million during the first semester of the year 2011 ($989,263 million excluding Porvenir) and 4.2% when compared with the $1 billion 160,880 billion for these entities during the second semester of 2011 ($1 billion 84,033 million excluding Porvenir).

18

					Variation %	Variation %
Net Income*					1S - 2012 Vs	1S - 2012 Vs
(Million pesos)	2S - 2010	1S - 2011	2S - 2011	1S - 2012	1S - 2011	2S - 2011
Banco de Bogotá	393,181	506,657	593,740	617,692	21.9	4.0
Banco de Occidente*	202,020	214,342	226,938	223,616	4.3	-1.5
Banco Popular	165,730	193,212	173,333	180,629	-6.5	4.2
Banco AV Villas	78,439	75,052	90,022	81,442	8.5	-9.5
Total sin Porvenir	839,370	989,263	1,084,033	1,103,379	11.5	1.8
Porvenir	84,966	76,472	76,847	106,552	39.3	38.7
Total con Porvenir	924,336	1,065,735	1,160,880	1,209,931	13.5	4.2

Accumulated figures for each semester

Source: Colombian Superintendency of Finance.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir

During the first semester of 2012, the Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir maintained its leadership in the sector of Managers of Pension Funds and Severance, and reported earnings for $106,552 million representing the 47.6% of the total earnings obtained by the system of private managers of Pension Funds and Severance (AFP's).  Additionally, by June 2012, in terms of the number of individuals affiliated to Porvenir, the company maintained its participation with 32.1% of the market of mandatory pension funds and 30.1 % of the total market of severance funds. By June, 2012 Porvenir managed funds totaling $35 billion 449,946 million, which represents a share in the market of 27.5% and growth of 9.9% in this area vs. figures of closing of June 2011 ($32 billion 265,408 million) and 8.6% compared to figures for December 2011 ($32 billion 637,492 million).

Pension Fund and Severance Administration Companies Results

			Members in				Total Value
	Net Income		Mandatory		Members in		Managed
	1S - 2012		Pension		Severance		Fund**
	(Million pesos)	% Total	Fund *	% Total	Fund*	% Total	(Million pesos)	% Total
Porvenir	106,552	47.6	3,341,474	32.1	1,804,681	30.1	35,449,946	27.5
Protección	23,857	10.7	2,246,782	21.6	1,287,082	21.5	33,641,043	26.1
Horizonte	39,370	17.6	1,846,334	17.8	1,600,293	26.7	19,331,077	15.0
Citicolfondos	27,627	12.3	1,634,313	15.7	605,186	10.1	16,933,093	13.1
ING	(472)	(0.2)	1,253,779	12.1	651,628	10.9	14,007,872	10.9
Skandia	27,000	12.1	78,003	0.7	42,178	0.7	9,640,342	7.5
Total	223,934	100.0	10,400,685	100.0	5,991,048	100.0	129,003,373	100.0

*    Figures at  june, 2012

** The value of the Funds managed include, Fondos de Pensiones Obligatorias, Fondos de Pensiones Voluntarias and Fondos de Cesantías.

Source: Superintendencia Financiera de Colombia y Asociación Colombiana de Fondos de Pensiones y Cesantías.

Foreseeable Evolution of Grupo Aval and its Controlled Entities

Economy

Notwithstanding the global economic crisis, the health of the financial system and related capital flow has not been seriously affected, and it is expected to keep the recovery initiated in 2011.

Development of the Company

Grupo Aval will continue to develop its strategy focused on the management of financial entities that are sector leaders in Colombia. It is specifically sought:

•	To achieve sustained growth in market positioning and profitability, both domestic and international.

•	Reach organic growth above the market.

•	Generate value for shareholders.

•	Keep a solid equity position at the entities and at Grupo Aval as a company.

•	Uphold the highest levels of administrative and operational efficiency.

The different areas of Grupo Aval will continue to develop those tasks for which they are now currently responsible, as follows:

19

Vicepresidency of Corporate Systems

Permanent support of company activities and cooperation on projects of technological value for the Aval entities such as:

•	Aval Network of Services.

•	Non- banking Correspondents.

•	Bank Core.

•	Accounting Consolidation.

•	CRM (Customer Relationship Management).

•	BI(Business Intelligence).

•	New solution of Credit Card and process homologation

•	Collections.

•	Transactional Internet.

•	Portals for Internet and Intranet.

•	Cash Management.

•	Telecommunications.

•	Process Automation.

•	Computer Security.

•	Systems Management.

•	Management of Technological Infrastructure.

•	Backup Computer Centers.

•	Integration of Technological Architecture by Services.

•	Management of technological projects and technological support

•	Training.

•	Corporate negotiations with Suppliers.

Vicepresidency - Risk

•
Development of tools to enable establishing the appropriate level of profitability of the loan portfolio, the appropriate structure for significant credit operations and the identification of concentrations in economic groups and sectors of the economy;

•	Support in the area of operational risk (SARO, SARLAFT, PCN) in order to unify efforts, identify best practices, and achieve scale economies.

•	Development of tools allowing for evaluation of aggregate risk of market and liquidity.

Vicepresidency - Financial

Planning and monitoring of financial results of entities, recommending strategies and evaluating their performance.

Vicepresidency - Accounting Consolidation

•	Quality assurance in the process of consolidation of Grupo Aval and its direct and indirect affiliates.

•	Stabilization of corporate accounting consolidation system.

•	Stabilization of the system of accounting for the holding company.

•	Implementation of best practices in the preparation of reports for the most significant investments of Grupo Aval and the financial statements of the company

Corporate Comptroller

The Corporate Comptroller will continue with the implementation of the plan of auditing visits during the second semester of 2012.   Also, pursue of follow-up activities verifying the implementation of the action plans proposed by the entities.  Similarly, the Comptroller will issue to Group entities, good practices and guidelines deemed relevant, in relation to the issues of information security, audit and control.

20

Internal Audit

During the second semester of 2012, the Internal Audit Department will continue evaluating the entity's internal Control, measuring the effectiveness of the controls defined by the Administration, in each relevant process.

Moreover, it will continue reviewing compliance with policies defined by top management and the legal rules that apply, as well as the risk management process.

In addition, it will continue follow up on improvement plans proposed by the owners of processes, as a result of reports made and issued by this Audit.

Operations with Partners and  Administrators

Operations carried out by Grupo Aval with its partners and administrators are properly specified in Note 24 of the financial statements.

Risks Faced by Grupo Aval

•
Domestic Macroeconomic Environment: The context in which Grupo Aval operates depends upon the macroeconomic adjustments designed by the national Government and its effects on the fiscal sustainability of the country.

•
Regulatory changes: the continuous regulatory changes by different authorities of supervision and control, taxation and accounting,  will continue affecting the expected returns of Grupo Aval and its subsidiaries.

•	Market risk: the market volatility directly affects the price of the portfolios of Grupo Aval and its affiliates.

•
External macroeconomic environment: the perception of other economies over the Colombian economy directly affects the price of negotiation of the Colombian securities, the rates that the Government must apply and potentially the value of the investment portfolios of the entities and the funds of the pension and severance fund manager, Administradora de Pensiones y Cesantías.

Evolution of Share Price

Between December 2011 and June 2012, the share price moved from $1,250 to $1,140 a decrease of 8.8%.  In the same period the IGBC rose 5.9%.

Important Post- Closing Events

Relevant events that have occurred are evidenced in note 33 of the individual financial statements which took place subsequent to June 30, 2012.

Statement of Compliance with Rules of Intellectual Property and Copyright

Pursuant to paragraph 4 of article 47 of Act 222, 1995, added by Act 603, 2000, Grupo Aval has fully applied the rules on intellectual property and copyright.   Products and programs with copyright are duly licensed.

Regarding the legal status of the entity, its business and operations have been developed within the legal and statutory parameters, as well as in compliance with the principles of corporate governance adopted by the Company. Also, the Administration considers that in relation to ongoing proceedings against the company, it is not required the allocation of reserves.

21

Finally, I would like to acknowledge and thank the continued and dedicated efforts of all employees of Grupo Aval and its subordinates, without whom, it would not have been possible to achieve the results of this semester.

Yours very truly,

Luis Carlos Sarmiento Gutiérrez
President - Grupo Aval Acciones y Valores S.A.

This report has been accepted by the Board of Directors of Grupo Aval for its submission to the General Shareholders Meeting.

22

ANNEX No. 1

Main Regulatory Measures

During the first semester of 2012, were issued several regulations relevant to Grupo Aval Acciones y Valores and its subordinates, among which we highlight the following:

Laws

Law 1527, 2012: "Which sets out a general framework for clearance (bill of exchange) or direct discount and enacting other provisions"

The law establishes rules relating to the acquisition of products and financial services or goods and services of any kind through clearance, such as:

1.	There should be an express and irrevocable authorization of discounts by whoever acquires goods or services through the clearance.
2.	The rate of interest agreed can only be modified by novation, refinancing or by changes in the labor situation of the debtor, and with the express consent of the debtor.
3.	The wager or pensioner cannot receive less than 50% net of his/her salary or pension, after the legal discounts.
4.
The Colombian Superintendency of Finance, of  Companies and Solidarity Economy must have an information portal on the internet that will allow comparison of the rates of funding from institutions that offer loans through clearance.

Law 1555, 2012  (although enacted in the month of July; it is included given its importance): "Whereby it is allowed to financial consumers the advance payment in credit operations and enacts other provisions":
Prepayment of credit in national currency operations is authorized by this Act for balances not exceeding the 800 smlmv, without any penalty.   Additionally, it is pointed out that when partial payments are made the debtor shall have the right to decide if the payment is to be applied to capital with decrease in term or to capital decrease in the value of the installment.  The benefits of the law only cover loans granted from the entry into force of the same.

Decrees

Ministry of Hacienda y Crédito Público

Decree 709 of April 10, 2012: "Amending the regime of investment of compulsory pension and severance funds resources established in title 12 of book 6 of part 2 of the Decree 2555 of 2010 and enacting other provisions":

It points out among others:

*
That limit applicable to the short-term operations on foreign currencies carried out by compulsory pension funds falls only upon dollars of the United States of America.  The Financial Superintendent's Office will determine the value of the Fund to be taken into account for the purpose of calculation of the limit.

*	Empowers the assemblies of investors to determine a period exceeding 6 months for the realization of the underlying assets in the settlement of the collective portfolios.

Decree 947 of May 8, 2012: "which added Decree 2555, 2010, in the sense of authorizing investment in companies incorporated as operators of databases of financial, credit, trade, information services and from third countries".

23

Authorization is given to credit establishments, financial services companies and capitalization companies, to acquire shares in technical or administrative services societies constituted as operators of databases of financial, credit, trade, information services and from third countries referred to in Act 1266, 2008 (law of habeas data).

Ministry of Minas y Energia

Decree 51 of January 13, 2012: "establishing the procedure for distribution of  financial returns generated by royalties and compensation".

The decree clearly establishes clearly in favor of who should be charged returns that generate resources drawn on account of royalties and compensation, as well as the procedure for the distribution.

Ministry of Vivienda, Ciudad y Territorio

Decree 391 of February 16, 2012: "which regulates the family housing subsidy applied to lease contracts earmarked for the acquisition of family housing and other provisions".

Sets the family housing subsidy in leasing contracts and is designated the procedure and the requirements that must be met for access

Colombian Superintendency of Finance

External memorandum 1 of 2012 (modified by external memo14 of 2012): "Exercise of political rights of the AFP in recipients of funds of mandatory pension and severance Fund investments".

Sets the minimum content that must contain the "policy of exercise of political rights" to be followed by AFP at the time of exercising the political rights in recipients of investments.

Some of the minimum requirements set out in the Circular are:

*	The adoption of the Politics of exercise of Political Rights" corresponds to the Board of Directors of the AFP.
*	Representatives of the AFP for the exercise of their political rights must be persons of acknowledged responsibility and fitness.
*	When at the meeting of the General Assembly of shareholders, an issuer of AFP votes in a manner contrary to the majority, he/she must justify your vote.
*
In the policy it must be pointed out the criteria which AFP will take into account the AFP vote for candidates to the position of Member of Board of Directors and Auditor of the entity receiving the investment of the AFP.  It shall be taken into account, as a minimum, qualifications, experience and independence (the AFP should establish a maximum number of times that they will support the re-election of an independent member of the Board of Directors).

External memorandum  4 2012: "Reports of periodic and relevant information".

Are shown in instructions only the rules contained in external memo 003 of 2003 on basic information of issuers  update through Internet, 003 information report 2007 on periodic and relevant and 020 2011 on remission of financial  reporting by issuers of securities listed on the National Register of Securities and Issuers (RNVE), and enacts new  provisions related to disclosure of information by such issuers.

External memorandum 6 2012: "Creation of the sixteenth chapter of the Title One of the basic legal Circular of the Superintendencia Financiera of Colombia, related to the supply of prices for valuation of investments of the supervised entities".

The memorandum points out that the "standard and professional rendering of the service of calculation, determination and supply or provision of information for the evaluation of investments, as well as the creation and issuance of the methodologies of assessment and valuation systems regulations, are exclusive activities of providers of prices for valuation organized in Colombia.  They will be responsible for providing the information to entities subject to inspection and supervision by the Superintendency.

24

Financial Colombia must value its investments, in accordance with the provisions of article 2.16.1.1.2 of Decree 2555 of 2010 and the provisions of sets out the parameters that entities subject to inspection and supervision of the Financial Superintendent for the valuation of its investments should be followed.

External memorandum 12, 2012: "Instructions related to the rules and principles that must be observed for fixation, broadcasting and advertising rates and prices of products and financial services".

This Circular is addressed to the legal representatives of credit institutions, establishes certain rules and principles to be observed by the establishments of credit for fixation, broadcasting and advertising rates and prices of products and financial services.

External memorandum 13, 2012: "adds numeral 3 to chapter II of title IV and modifies the sub-numeral 3.3 of chapter II of title VI of the basic legal Circular in relation to new types of pension".

Through the Memorandum, whose recipients are the legal revisers and legal representatives of insurance companies life and societies administering pension funds and severance pay, the following types of pension are authorized:

•	Temporary income with certain deferred annuity.

•	Temporary income with deferred life annuity.

•	Retirement scheduled without negotiation of pension bonus.

•	Temporary income with immediate life annuity.

External memorandum 21 of 2012: "Special rules for managing credit risk on loans granted to the victims referred to in the Act 1448 of 2011, in accordance with the provisions of article 128 thereof".

The memorandum establishes instructions relating to the category of special risks applied to victims of the internal armed conflict that are registered in the "Unique log of victims" considered in Act 1448 2011.

External memorandum 22 2012: "Exercise of social rights by foreign investors in local securities inscribed in the national registry of securities and issuers - RNVE".

Through this memorandum the Financial Superintendent's Office gave instructions about the exercise of social rights embodied in local values of foreign investors that are listed in account without disaggregation at the level of final beneficiary in local repository, under the terms of the Decree 2555 of 2010. The given instructions include rules related to call the meetings of the General Assembly of shareholders of issuers, and with participation and vote on foreign investors in these meetings.

External memorandum 24 of 2012: "Modification to Chapter Three of title IV of the basic legal Circular of strategic asset allocation and investment policy".

Chapter Three of title IV of the legal basic Circular is amended "to include elements relating to conflicts of interest within the minimum content of the investment policies of the resources of the compulsory pension and severance funds administered by the Pension Fund and Severance Administration Companies provided for in paragraph 3.1.1 Literal I  of the mentioned chapter".

External memorandum 26 in 2012: "Constitution of an additional individual reserve on the portfolio of consumption".

By means of this Circular, the Colombian Superintendency of Finance orders credit establishments and the Fondo Nacional del Ahorro the creation, on a temporary basis, of an additional individual provision consumer portfolio.

Circular letter 14, 2012: "request for information on progress in the process of convergence towards international norms of financial reporting and accounting (IFRS / IAS) and the impact thereof".

25

Through this Circular, the Colombian Superintendency of Finance delivered to the legal representatives and auditors of the entities subject to its supervision and the issuers of securities registered in the national registry of securities and issuers - RNVE, a survey  aimed at was to analyzing the advance of such entities in the implementation of the International Reporting Standards of Financial Information  (IFRS) and Accounting Reporting Standards accounting (IAS).

Circular letter 22, 2012: "Corporate best practice 2011 survey".

By this Circular letter, the Financial Superintendent's Office informed the legal representatives of issuers of securities terms, instructions and recommendations for broadcasting of the Encuesta Código País which seeks to inquire about the adoption of the recommendations of the "code of best corporate practices of Colombia"

Circular letter 44, 2012: "Process of convergence towards international standards of accounting and financial reporting (IAS/IFRS) and standards of auditing and assurance of financial reporting (NIA)".

There are instructions to legal representatives, members of Board of Directors and Auditors of the entities supervised by the Colombian Superintendency of Finance on the procedure of convergence to IFRS, IAS and the NIA (international Standards of Information Assurance).  The procedure shall apply differentially depending on the nature of the entity that will implement the international standards.

26

Graphs

Financial Entities Subordinated to Grupo Aval

Evolution of Total Assets

Market Share - Total Assets

Evolution of Net Receivables

Market Share – Net Receivables

Evolution of Quality of Receivables

Evolution of Deposits and Liabilities

Market Share – Deposits and Liabilities

Evolution of Shareholder´s Equity

Evolution of Net Annual Earnings

Share of Annual Net Earnings with the Sector

Grupo Aval

Total Assets

Total Liabilities

Total Equity Shareholder´s

Annual Earnings

27

Financial Entities Subordinated to Grupo Aval

Evolution of Total assets

60.0
50.0
40.0
30.0
20.0
10.0
0.0
($ Billones)
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
($ Billones)
74.5
81.7
86.0
91.6
37.4
41.1
43.3
46.4
17.6
19.8
21.0
22.3
12.6
13.7
14.2
14.7
6.9
7.1
7.6
8.2
Dic - 10
Jun - 11
Dic - 11
Jun - 12
Banco de Bogotá
Banco de Occidente
Banco Popular
Banco AV Villas
Total Aval

Market Share total assets

30.0%
29.0%
28.5%
28.0%
27.5%
27.0%
26.5%
26.0%
25.5%
25.0%
(% Participación)
28.7%
28.6%
27.3%
27.6%
Dic - 10
Jun - 11
Dic - 11
Jun - 12

Entities of Grupo Aval include Banco de Bogotá, Banco de Occidente, Banco Popular y Banco AV Villas and Leasing de Occidente up to december 2009. The Financial Sector includes Banks and Financing Trading Companies
Source: Colombian Superintendency of Finance

29

Financial Entities Subordinated to Grupo Aval

Evolution of
Net receivables

40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
($ Billones)
($ Billones)
45.1
50.1
54.5
58.6
21.4
11.2
8.3
4.2
23.9
12.6
9.2
4.4
26.0
14.0
9.7
4.8
27.8
14.8
10.7
5.3
Dic - 10
Jun - 11
Dic - 11
Jun - 12
Banco de Bogotá
Banco de Occidente
Banco Popular
Banco AV Villas
Total Aval

Net Receivables = Gross Receivables - Reserves.
Balance at the closing of each period
Source: Colombian Superintendency of Finance

Share of the Market
Net receivables

28.0%
27.0%
26.0%
25.0%
24.0%
23.0%
22.0%
(% Participación)
27.5%
27.4%
26.8%
27.1%
Dic - 10
Jun - 11
Dic - 11
Jun - 12

Net Receivables = Gross Receivables - Reserves.
Balance at the closing of each period
Source: Colombian Superintendency of Finance

30

Financial Entities Subordinated to Grupo Aval

Evolution of
Quality of receivables

($ Billones)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.5
2.4
2.0
2.2
2.2
2.8
2.4
3.4
1.9
2.9
2.3
3.2
1.6
2.5
2.8
1.8
2.6
2.3
3.1
Dic - 10
Jun - 11
Dic - 11
Jun - 12
Banco de Bogotá
Banco de Occidente
Banco Popular
Banco AV Villas
Total Aval

Quality of receivables = Overdue receivables / Gross receivables
Source: Colombian Superintendency of Finance

Evolution of
Deposits and liabilities

($ Billones)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.4
52.7
55.9
59.1
23.9
11.1
8.4
5.1
25.7
12.1
9.3
5.7
28.0
12.4
9.3
6.2
30.2
12.9
9.6
6.3
Dic - 10
Jun - 11
Dic - 11
Jun - 12
Banco de Bogotá
Banco de Occidente
Banco Popular
Banco AV Villas
Total Aval

31

Financial Entities Subordinated to Grupo Aval

Market Share

Deposits and liabilities

31.0%
30.0%
29.0%
28.0%
27.0%
26.0%
25.0%
24.0%
(% Participación)
29.1%
29.4%
28.1%
28.4%
Dic - 10
Jun - 11
Dic - 11
Jun - 12

The entities of Grupo Aval include Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
The Financial Sector includes banks and Financial Trading Companies.
Include: Checking Saving Accounts, CDTs and other deposits and liabilities.
Source: Colombian Superintendency of Finance

Evolution of

Equity

($ Billones)
10.3
13.1
13.9
14.4
5.2
2.6
1.7
0.8
7.7
2.7
1.8
0.9
8.1
3.0
1.9
0.9
8.4
3.1
1.9
1.0
Dic - 10
Jun - 11
Dic - 11
Jun - 12
Banco de Bogotá
Banco de Occidente
Banco Popular
Banco AV Villas
Total Aval

32

Financial Entities Subordinated to Grupo Aval

Evolution of

Annual net earnings

($ Miles de Millones)
1,600
1,400
1,200
1,000
800
600
400
200
0
2,000
1,500
1,000
500
0
($ Miles de Millones)
1,442
1,598
1,829
2,187
699
363
269
111
767
365
342
124
900
416
359
153
1,211
451
354
171
Julio 08
Junio 09
Julio 09
Junio 10
Julio 10
Junio 11
Julio 11
Junio 12
Banco de Bogotá
Aval
Banco de Occidente
Banco Popular
Banco AV Villas
Total

Accumulate earnings for prices indicated.
Sorce: Colombian Superintendency of Finance

Share of net annual

Earnings with the sector

Market Share
($ Miles de Millones)
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
31.7%
33.5%
32.5%
32.8%
1,442
4,739
1,598
4,878
1,829
5,627
2,187
6,662
Julio 08
Junio 09
Julio 09
Junio 10
Julio 10
Junio 11
Julio 11
Junio 12
Total Aval
Sector

Accumulated earnings for the periods indicated
The Financial Sector includes banks and Financial Trading Companies
Source: Colombian Superintendency of Finance

33

Grupo Aval

Total Assets

20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
($ Billiones)
6.72
8.56
11.42
18.90
19.40
Jun - 10
Dec - 10
Jun - 11
Dec - 11
Jun - 12

Source: Grupo Aval Acciones y Valores S.A.

Total Liabilities

3.00
2.50
2.00
1.50
1.00
0.50
-
($ Billiones)
1.39
2.71
2.72
2.72
2.34
Jun - 10
Dec - 10
Jun - 11
Dec - 11
Jun - 12

Source: Grupo Aval Acciones y Valores S.A.

34

Grupo Aval

Total Net Equity

18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
($ Billones)
5.33
5.85
8.71
16.18
17.04
Jun - 10
Dic - 10
Jun - 11
Dec - 11
Jun - 12

Source: Grupo Aval Acciones y Valores S.A.

Annual Earnings

1,400,000.00
1,200,000.00
1,000,000.00
800,000.00
600,000.00
400,000.00
200,000.00
-
($ Millones)
829,819.30
864,024.85
1,046,938.00
1,384,402.05
July 08
June 09
July 09
June 10
July 10
June 11
July 11
June 12

Fuente: Grupo Aval Acciones y Valores S.A.

35

Individual Financial

Statements

June 30, 2012 and December 31, 2011
with the Report of the Auditor

Report of the

Auditor

Dear Shareholders
Grupo Aval Acciones y Valores S.A.

I have audited the individual balance sheet of Grupo Aval Acciones y Valores S.A. at December 31, 2011 and  June 30, 2012 and corresponding individual statements of results, changes in equity, changes in the financial position and cash flows, the summary of significant accounting policies and other explanatory notes, for the semesters ended on those dates.

The Administration is responsible for the proper preparation and presentation of these financial statements in accordance with accounting principles generally accepted in Colombia.   This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of financial statements free from errors of material importance, whether due to fraud or error; selecting and applying appropriate accounting policies as well as establish reasonable accounting estimates under the circumstances thereat.

My responsibility is to express an opinion on the financial statements based on my audits.   I got the information needed to fulfill my duties and conducted my examination in accordance with auditing standards generally accepted in Colombia.  Those standards require that I comply with ethical requirements, plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material significant errors.

An audit includes application procedures to obtain evidence about the amounts and disclosures in the individual financial statements. The procedures selected depend on the criterion of the Fiscal Auditor, including the assessment of the risk of material importance in the individual financial statements.  In this risk assessment, the Auditor takes into account the internal control relevant to the preparation and presentation of financial statements, in order to design audit procedures appropriate for the circumstances.   An audit also includes evaluating the use of appropriate accounting policies and the reasonableness of balances and the accounting estimates carried out by the Administration, as well as assess the presentation of the financial statements in general. I consider that the evidence of audit which I obtained provides a reasonable basis to substantiate the view that I express below.

In my opinion, the individual financial statements mentioned, faithfully taken from books and attached to this report, reasonably present, in all aspects of material importance, the individual financial position of Grupo Aval Acciones y Valores S.A. on June 30, 2012 and 31 December 2011, the individual results of its operations, the individual changes in the financial situation and the individual cash flows for the semesters ended on those dates in accordance with accounting principles generally accepted in Colombia, applied in a uniform manner.

Without qualifying my opinion, I call attention to note 5 of the financial statements.  On January 23, 2012 it was created Grupo Aval Limited was as a subsidiary in the Cayman Islands. The participation of Grupo Aval Acciones y Valores S.A., in Grupo Aval Limited at June 30, 2012 is 100%.

Based on the results of my tests, in my opinion:

a)	The Accounting of Grupo Aval Acciones y Valores S.A. has been conducted pursuant to legal regulations and accounting technique.

b)	The operations registered in the books and the acts of the administrators conform to the statutes and to the decisions of the General Assembly of Shareholders.

c)	Correspondence, receipts for the accounts and the books of minutes and registry of shares are properly maintained.

d)	There are adequate measures of internal control, of conservation and custody of the goods of Grupo Aval Acciones y Valores S. A-., and of those of third parties in its possession.

e)
It has been complied with rules and instructions of the Superintendencia Financiera de Colombia related to the comprehensive system of prevention of money laundering - SIPLA in regards to Grupo Aval Acciones y Valores S.A.

f)
The information contained in the declarations of self-liquidations contributions to the system of Comprehensive Social Security, in particular that relating to affiliates and their basic earnings for contribution, has been taken from records and accounting support.  Grupo Aval Acciones y Valores S.A. is not in default on account of contributions to the Comprehensive Social Security System.

g)	There is consistency between the accompanying financial statements and the management report prepared by the administrators.

Lida Marcela Herrera Vargas
Fiscal Auditor of Grupo Aval Acciones y Valores S.A.
T. P. 106.020 - T
Member of KPMG Ltda.

September 5,  2012

Individual General Balance Sheets
June 30, 2012  and December 31, 2011
(Figures in Million pesos)

Assets	June 30	December 31

Current Assets:

Available (notes 3 and 24)	$1,079,732	1,589,890
Negotiable investments, net (note 4)	1,832	104
Short Term Debtors (notes 6 and 24)	169,667	171,861
Deferred charges, net (note 9)	22,397	23,182

Total current assets	1,273,628	1,785,037

Permanent investments, net (notes 5 and 24)	9,508,186	9,694,709

Property, plant and equipment, net (note 7)	500	444

Intangibles, net (notes 8 and 24)	417,954	423,506

Deferred charges, net(note 9)	571	11,294

Valuations (notes 10 and 23)	8,172,547	6,982,266

Total Assets	$19,373,386	18,897,256

Debtor Memorandum accounts:

Tax Debtors (note 28)	11,593,647	10,805,888
Control debtors (note 29)	962,290	885,367
Contingent creditors per contra	1,070,760	-
Control creditors per contra (note 29)	875,225	875,225
Tax creditors per contra (nota 29)	11,917,482	11,092,815
Total memo accounts	$26,419,404	23,659,295

See notes accompanying financial statements

Liabilities and Sahreholder´s Equity	June 30	December 31
Liabilities:
Current Liabilities:
Financial Obligations (notes 11 and 24)	$84,595	32,737
Suppliers (note 12)	62	501
Accounts Payable (notes 13 and 24)	290,524	289,532
Taxes, fees and charges (note 14)	14,177	13,533
Labor Obligations (note 15)	714	916
Estimated Liabilities and Provisions (note 16)	7,368	-
Other liabilities (note 17)	2,105	2,655
Outstanding Bonds (note 18)	125,750	220,450

Total current liabilities	525,295	560,324

Tax Equity (note 14)	17,196	22,928
Financial Obligations (notes 11 and 24)	1,069,155	1,411,384
Outstanding Bonds (note 18)	724,250	724,250
Total Liabilities	2,335,896	2,718,886

Shareholder´s Equity:

Social Capital (nota 19)	18,552	18,552
Capital surplus (notes 20 and 24)	4,780,564	5,433,581
Reserves (note 21)	2,468,028	2,201,184
Revaluation of Equity (note 22)	875,225	875,225
Profits for the Period	722,574	667,562
Valuation of investments (notes 10 and 23)	8,172,547	6,982,266
Total Shareholder´s Equity	17,037,490	16,178,370
Total Liabilities and Equity	$19,373,386	18,897,256

Memo accounts - credit:

Tax debtor per contra (note 28)	11,593,647	10,805,888
Control debtors per contra (note 29)	962,290	885,367
Contingency creditors	1,070,760	-
Control creditors (nota 29)	875,225	875,225
Tax creditors (note 29)	11,917,482	11,092,815
Total memo accounts	$26,419,404	23,659,295

Individual Income Statement
Semesters Ending June 30, 2012 and December 31, 2011
(Figures in million pesos, except earnings per share)

	June 30	December 31
Operating Income (notes 24 and 25)
Interest (note 24)	$36,220	40,202
Financial Income	145	7
Income equity method, net (notes 5 and 24)	825,729	757,880
Recoveries for equity changes (notes 5 and 24)	18,069	23,303
Total Operating Income	880,163	821,392
Loss in participation method for equity changes
(notes 5 and 24)	35,319	21,331
Gross Profit	844,844	800,061
Operating expenses - administration and
sales (notes 24 and 25):
Personnel expenses	9,901	9,205
Fees	8,567	7,820
Taxes:
Industry and Trade	5,128	4,393
Levy on financial transactions	3,667	2,653
Discountable Sales tax	1,127	3,189
Rentals (note 24)	360	356
Contributions and memberships	151	148
Insurance	4	1
Services	593	626
Legal expenses	8	42
Maintenance and repairs	29	99
Adaptation and installation	8	5
Travel expenses	123	117
Depreciations	91	71
Amortization of intangibles (notes 8 and 24)	5,552	6,341
Amortization of deferred assets (note 9)	11,619	11,562
Reserve for negotiable investments (note 4)	3	3
Operating expenses of sales	563	1,491
Various	214	139
Total operating expenses - administration and sales	47,708	48,261
Earnings from operations	797,136	751,800
Non -Operating Income (notes 24 and 26)
Exchange difference	57	21
Fees	21,938	10,626
Services	2	2
Appropiations	0	2
Recoveries	119	16
	22,116	10,667
Non - operating income (notes 24 y 26)
Financial expenses	90,590	91,029
Various	52	30
	90,642	91,059
Non - operational result, net	(68,526)	(80,392)
Income before Income Taxes	728,610	671,408
Income tax and complementary (note 27)	(6,036)	(3,846)
Profit for the period	$722,574	667,562
Earnings per share (in pesos) (note 32)	$38.95	36.80

Statement of Changes in Individual Shareholder´s Equity
Semesters Ending June 30, 2012 and December 31, 2011
(Figures in million pesos, except for the value of shares)

		Capital Surplus
				Reserves
	Social	Premium in share	Participation			Revaluation	Earnings		Shareholder´s
	Capital	allocation	Method	Legal	Occasional	of Equity	of Period	Valuations	Equity
Balance as of june 30, 2011	$17,617	2,973,531	1,724,204	6,972	1,994,404	875,225	582,658	532,428	8,707,039
Constitution of reserve for future distributions					582,658		(582,658)		-
Return to occasional reserves of dividends decreed in the first semester of 2011 when were taken resources for the payment of the cash dividends of $3.25 per share, thus: (i) for the month of June 2011 corresponding to 2,073,115,007 shares with preferential dividend and without voting rights and (ii) for the months of July, August and September corresponding to three shares with preferential dividends and without the right to vote, not issued					6,738				6,738
To distribute a cash dividend of $3.50 per share and per month during the months of October 2011 through March 2012, both months included, on 17,617,097,327 ordinary and preferential stock subscribed					(369,959)				(369,959)
Increase of legal reserve to distribute a cash dividend of $3,50 per share and per month on 934,669,126 preferential shares on occasion of the reorganization in which Grupo Aval participated as beneficiary, during the months of October 2011 through March 2012, both months included					(19,629)				(19,629)
Issue of 934,669,126 shares in the process of reorganization in which Grupo Aval Acciones y Valores S.A. delivered to Inversiones Escorial S.A. y Popular Secutiries S.A. 934,669,126 preferential shares (note 5)	935	697,521							698,456
Use of the method of participation			38,325						38,325
Valuation of investrments (notes 5 and 10)								6,449,838	6,449,838
Profits for the period							667,562		667,562
Balance as of december 31, 2011	$18,552	3,671,052	1,762,529	6,972	2,194,212	875,225	667,562	6,982,266	16,178,370
Constitution of reserve for future distribution			-		667,562		(667,562)
To distribute a dividend of $3.60 per share and during the months of April through September 2012 both months included on 18,551,766,453 ordinary and preferential shares subscribed.					(400,718)				(400,718)
Sale of shares on behalf of Grupo Aval through Casa de Bolsa		602							602
Execution of guarantees of shares		13							13
Use of the method o participation			(653,632)						(653,632)
Appreciation of investments (notes 5 and 10)								1,190,281	1,190,281
Earnings for the period							722,574		722,574
Balance as of june 30,, 2012	$18,552	3,671,667	1,108,897	6,972	2,461,056	875,225	722,574	8,172,547	17,037,490

Statement of Changes in the Individual Financial Situation
Semesters ended June 30, 2012 and December 31, 2011
(Figures in en million pesos)

	June 30	December 31
Sources of working capital:
Profits for the period	$722,574	667,562
Items that do not use working capital:
Amortization of intangibles	5,552	6,341
Amortization of deferred assets	11,619	11,562
Depreciation of property, plant and equipment	91	71
Equity method income	(825,729)	(757,880)
Recovery for changes in equity	(18,069)	(23,303)
Equity method loss for changes in equity	35,319	21,331
Provision for negotiable investments	3	3
Working Capital used in the operations	(68,640)	(74,313)

Dividends received during the period	366,560	325,500
Increase in financial obligations	65,000	66,706
Increase of mercantile credit acquired	-	(6,194)
Increase in paid and subscribed capital	-	935
Premium on share placement	615	697,521
(Decrease) in Tax Equity	(5,732)	(11,464)
	$357,803	998,691
Uses of Working Capital
Decrease in working capital	(476,380)	(332,962)
Increase in deferred charges	898	10,015
Net increase in permanent investments	25,190	813,008
Increase in property, plant and equipment	149	29
Decrease of financial obligations	407,228	-
Decrease in outstanding bonds	-	125,750
Dividends Paid	400,718	382,851
	$357,803	998,691
Changes in components of working capital:
Increase (decrease) in current assets:
Available	(510,158)	(260,042)
Negotiable Investments	1,728	(35,350)
Debtors	(2,194)	26,777
Long term deferred charges	(785)	8,456
	(511,409)	(260,159)
Decrease (increase in current liabilities:
Short Term Financial Obligations	(51,858)	(22,003)
Suppliers	439	(399)
Accounts Payable	(992)	(28,031)
Taxes, fees and charges	(644)	(6,261)
Labor Obligations	202	(442)
Estimated Liabilities and Provisions	(7,368)	4,187
Outstanding Bonds	94,700	(25,750)
Other liabilities	550	5,896
	35,029	(72,803)
Decrease in working capital	$(476,380)	(332,962)
Please refer to attached notes to the financial reports

Statements of Individual Cash Flows
Semesters ended June 30, 2012 and December 31, 2011
(Figures in en million pesos)

	June 30	December 31

Cash Flows from operating activity:
Profit for the period	$722,574	667,562
“Adjustments for conciliation of net earning with net cash
(used) from activities of the operation”
Amortization of Intangibles	5,552	6,341
Depreciation of property, plant and equipment	91	71
Earnings from sale of property, plant and equipment	-	28
(Increase) Decrease in negotiable investments	(1,728)	10,477
Reversal of causation investments available for sale	(808,479)	(759,852)
Increase in deferred charges	(111)	(18,469)
Amortization of deferred charges	11,619	11,562
Decrease (increase) in accounts receivable	7,149	(6,720)
Net increase in other assets	(4,954)	(6,194)
Net increase in other liabilities	(6,447)	(5,998)

Net cash used by operation activities	(74,734)	(101,192)

Cash Flow from investment activity:
Proceeds from sale of property, plant and equipment	-	60
Proceeds from sale of investments	-	24,873
Acquisition of property, plant and equipment	(149)	(116)
Acquisition of investments	(25,190)	(833,063)
Dividends received during the period	366,560	325,500
Net cash flow (used) from investment activities	341,221	(482,747)

Cash Flow from financing activity:
Dividend paid	(392,190)	(363,267)
Acquisition of other bank loans	65,000	113,000
Payment of other bank loans	(355,370)	(24,291)
Payment of bonds	(94,700)	(100,000)
Premium on shares placement	615	698,456
Net cash (used) from financing activity	(776,645)	323,897

Decrease in cash	(510,158)	(260,042)

Cash balance at the beginning of the semester	1,589,890	1,849,932

Cash balance at the end of the semester	$1,079,732	1,589,890
Please refer to attached notes to the financial reports

Notes to the Individual Financial Statements
Semesters ended June 30, 2012 and December 31, 2011
(Figures in en million pesos)

(1) Economic Entitiy

Grupo Aval Acciones y Valores S.A. is a public liability company incorporated through Public Deed number 0043 of January 7, 1994. Its domicile is the city of Bogotá D.C.

Its corporate purpose is intended for the purchase and sale of stocks, bonds and securities of entities belonging to the financial system and other commercial entities.  In development of the purpose, the society can acquire and negotiate all sorts of securities of free movement in the market and of stock values in general; promote the creation of all kinds of related or complementary businesses of the corporate purpose;  represent natural or legal persons engaged in activities similar or complementary to those identified in previous literals; take or give money in loans with or without interest, give in warranty or in administration or movable or immovable property, draft, endorse, acquire, accept, collect, protest, cancel or pay bills of exchange, checks, promissory notes or any other securities or accept them or give them in payment and execute or in general enter into agreement for change in all of its manifestations, in all its forms or related activities similar, parallel and/or complementary

The duration of the company, as established in its by-laws is until May 23, 2044, although it may be dissolved or extended prior to such date.

(2)  Main Accounting Policies

(a) Basic Policies

Accounting policies and the preparation of the financial statements of the company are in accordance with accounting principles generally accepted in Colombia.

(b) Investments

Investments are represented in securities and other documents held by other economic entities, acquired with the purpose of obtaining fix or variable income.

Classification

-
According to the intention, investments are classified into: negotiable and permanent, the latter, in turn, according to the control that is exercised over the issuer are classified as minority interest and controlling interest.

-	In accordance with the returns generated they are: fix or variable income.

Accounting

-	Negotiable investments of variable income are recorded at cost

Whenever appropriate, this cost must be adjusted to the value of realization, through provisions or valuations.   If the realizable value is greater than the cost in books, the difference generates an appreciation in the exercise, which will be taken against surplus by valuation.  If the realizable value is lower than the cost in books, the difference will affect firstly the valuation; in the event of being greater, the defect shall be recorded as a provision with charge to income of the period.

-
Permanent investments in controlled companies are accounted for by the equity sharing method (MPP), accounting procedure whereby the investment is initially recorded at cost, and subsequently increases or decreases its value according to the changes in the equity of the subordinate.

As of August 18, 2005, with the issuance of Joint Circular no. 011 of the Superintendency of Securities (today the Colombian Superintendency of Finance) and 06 of the Superintendency of Societies, in the event that the subordinate present positive variations in the accounts of patrimony of future periods, the loss recorded by effect of economic changes of the subsidiary can be recognized as income for recovery of deductions, up to the amount of spending previously accounted for; if the variations exceed the amount of spending, such a difference will be taken to surplus by the equity sharing method.  The effect of applying this standard was the recovery on June 30, 2012 and December 31, 2011 of $18.069 and $23.303, respectively.

-	Permanent investments in uncontrolled companies are recorded by the cost method, thus:

The historical cost of the investments made by the economic entity in societies by shares and/or assimilated, includes the amounts directly incurred in its acquisition.  The cost of acquisition should increase or decrease in the participation rate that corresponds to the investor on the subsequent variations of the equity of the respective issuer.

If the realizable value of the investment is greater than the value in books, such a difference is an appreciation of the investment.  Its value must be registered in the account of valuations and it has as counterpart the equity of the investor, affecting the account of surplus by valuations.

If the realizable value of the investment is less than the book value of the same, such a difference is a devaluation of the investment.  Its value must be registered in the account of valuations or devaluation and has as counterpart the equity of the investor, affecting the account surplus by valuations, as lesser value of either account.

-
Shares acquired in process of reorganization are recorded at the value for which are received.   The valuation or devaluation caused by the difference between the exchange value and the intrinsic value of the shares received is recorded in the account of appreciations, and has a counterpart in the account surplus for recovery; and subsequently are moved as a higher value of the investment in the sub-account equity sharing method and its counterpart in the account surplus by equity sharing method.  The revaluations caused by the difference between the received cost of the investment and the intrinsic value is recorded in the account of valuations with its counterpart in the account of surplus for appreciation, remaining in these accounts.

Subsequently, applies the equity sharing method based on the financial statements of the subordinate and the new percentage of participation, taking as cost the intrinsic value of the investment at the time of the split.

For the semester ended on December 31, the company after completing consultations with agencies of supervision (Colombian Superintendency of Finance and Superintendency of Societies), decided to post the valuations or devaluations of its investments in controlled companies with respect to their realizable value, without prejudice of the application of the equity method for the accounting records of such investments, pursuant to article N ° 61 of the Decree 2649 of 1993 and the joint Circular 011 of 18 August 2005 of the Superintendency of Securitites (currently the Superintendency of Finance)  and the Superintendency of Societies, are carried by the intrinsic value at the end of each period.

The difference between the intrinsic value of the shares (equity method) and its realizable value, determined as set out in the regulations, is an appreciation or depreciation that should affect the financial statements, in accordance with the duty to disclose the clear history, complete, and accurate of the general State of the business and the situation of the assets of the employer (articles, number 48 and 52 of the code of Commerce) and with generally accepted accounting standards, in particular the principle of valuation (article number 10 of 2649 Decree of 1993) and of the technical rule about investments (article number 61, ibid.).

The realization value or the market of investments is defined in article 10 of 2649 Decree of 1993 as the one representing the amount in cash or its equivalent, that is expected to be converted  an asset in the normal course of business. Article 61 of the Decree defines the realization value of the investments of variable income as the average of cross listing on stock exchanges in the last month and, in the absence of this, its intrinsic value.

(c) Debtors

Represents credit rights, as a result of loans, dividends receivable and other operations.

(d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost.  Depreciation is calculated using the straight-line method, based on the estimated useful life of the assets.  For Office equipment estimated useful life is ten (10) years and the computer equipment five (5) years.

(e) Intangibles

Comprises assets of the economic entity that, lacking a material nature involve a right or privilege opposable to third parties, other than derivatives of other assets.

Goodwill

Registers the extra amount paid over the book value in the purchase of shares in subordinates.

Mercantil Credit received in the split from the purchase of shares of the Corporación de Vivienda  AHORRAMAS SA, currently  Banco AV Villas S.A. is amortized in  straight line in ten (10) years as determined from its origin and those acquired through purchase of shares in September and December 2007 are amortized at 36 and 33 months respectively.

 Mercantil Credit acquired on the purchases of shares in Banco Popular SA and Banco de Occidente S.A. carried out by Grupo Aval Acciones y Valores Valores S.A., is depreciated by the method " Reverse of the sum of the digits in the term" at twenty (20) years.

(f) Deferred Charges

Deferred charges correspond to computer programs, studies and research, are amortized over one period no longer than three (3) years; and expenses from advertising relating to the issuance and placement of shares which are amortized over a period of two (2) years.

(g) Valuations

It records the valuations and devaluations in shares of companies in spin-off processes , by the difference between the acquisition cost and the intrinsic value.

As of December 31, 2011, the valuations in investments in controlled companies are recorded by the difference between the intrinsic value and the realizable value (see literal b).

(h) Estimated liabilities and provisions

The company records from June 2012, provisions for recognizing the value of costs and expenses which exact amount is unknown, but for accounting and financial effects should occur promptly, according to estimates made.  The accounting register is caused affecting  spending linked against a liability of provisions.   Provisions are made for purchases and services already made, existing on the date of these individual financial statements, which have not yet been invoiced.

 (i)  Memorandum accounts

The company has recorded in contingency accounts facts, circumstances, commitments or contracts out of which rights and obligations can be generated which can affect the financial structure.   It also includes accounts for control of assets, liabilities and property, management information or control of future financial situations and differences between accounting records and tax returns.

(j) Income Recognition

The income for interest, financial returns and dividends is recognized at the time of causation.   Revenues by equity sharing method and recoveries by patrimony changes are recorded monthly in accordance with the policy of accounting for investments in subordinates explained in literal (b) investments.

(k) Net Profit per share

To determine the net earnings per share, the society uses the net profits of the period on the weighted average number of shares outstanding at June 30, 2012 and December 31, 2011, which was 18,552 and 18,141 respectively.

(l) Relative Importance or Materiality

The economic facts are recognized and presented according to their relative importance.  In the preparation of the financial statements, the materiality was determined in relation to total assets and current liabilities, the total of assets and liabilities, working capital, heritage, or the results of the exercise, as the case may be.

(m) Conversion of Foreign Currency Transactions

Foreign currency transactions are accounted for in pesos at the rate in effect on the date of the transaction.  The balance of the current account in foreign currency as of June 30, 2012 and 31 December 2011, is converted to Colombian pesos at the representative market rate in pesos of, $1,784.60 and $1,942.70 respectively, for every US dollar.  The resulting exchange difference from the adjustment of assets and liabilities is recorded in results.

(n) Related Entities

Assets, liabilities and transactions with companies belonging to Grupo Aval Acciones y Valores S.A. (to which belongs the parent company) are presented as related entities.

(o) Taxes, Fees and Charges

Income tax
The current income tax expense is determined based on presumptive income.

Equity Tax
Pursuant to the legal norms governing the accounting principles generally accepted in Colombia, the company chose to register the property tax , together with the surcharge, against the account revaluation of equity and caused all of the tax payable, which effect  goes until 2014.

(3) Available

Breakdown of available in legal currency is as follows:

	June 30	December 31
Cash	$1	1
Banks
Local	1,886	1,884
Foreign(1)	2	2

Savings accounts	1,077,843	1,588,003
	$1,079,732	1,589,890

(1) Includes a balance in checking account at Banco de Bogotá-Panamá for 1,001.44 as of June 30, 2012 and December 31, 2011. Included Note 24 - c) Available

There is no restriction on the available.

(4) Negotiable investments, net

The breakdown of negotiable investments is as follows:
	30 de junio	31 de diciembre
Trust Rights:

Fiduciaria Bogotá	$37	85
Fiduciaria de Occidente	-	3
Fiduciaria Corficolombiana	1,795	16
Total Trust Rights	$1,832	104

(5) Permanent investments, net

The cost of permanent investments is as follows:

	Percent Participation		Number of Shares		Book value
	June 30	December 31	June 30	December 31	June 30	December 31
Banco de Bogotá S.A.	64.44%	64.44%	184,830,376	184,830,376	$5,036,474	5,226,621
Banco de Occidente S.A.(1)	68.24%	68.24%	106,385,430	106,385,430	2,064,699	2,053,160
Banco Comercial AV Villas S.A.	79.85%	79.85%	179,453,557	179,453,557	772,932	743,191
Fondo de Pensiones y Cesantías Porvenir S.A.(2)	20.00%	20.00%	15,085,589	14,691,903	143,600	130,721
Banco Popular(3)	93.73%	93.73%	7,241,296,738	7,241,296,738	1,513,475	1,541,016
Grupo Aval Limited(4)	100.00%	0.00%	1	-	(22,994)	-
Total permanent investments					$9,508,186	9,694,709

As of   June 30 , 2012 and December 31, 2011 there were no restrictions on these investments.

(1)
During the second semester of 2011 Banco de Occidente was capitalized for a value of $ 143,443, through direct purchase of 4,119,574 shares at a cost of $135,945 and 414,936 shares for a value of $7,496.

(2)
During the second semester, 2011 were received 400,304 shares for a value of $8,246 which correspond to capitalization of earnings. During the first semester of 2012 were received 393.686 shares for a value of $8,110 which correspond to capitalization of earnings.

(3)
On June 20, 2011, through Public Deed of Split No. 2936 of Notary 73 de Bogotá, it was perfected the Split process between the Split society Rendifín S.A. and the beneficiary society Grupo Aval Acciones y Valores S.A. by virtue of which Grupo Aval Acciones y Valores S.A., as beneficiary received as main asset, 3,358,446,312 shares possessed by Rendifin in Banco Popular S.A. which increased the percent participation of Grupo Aval from 30.66% to 74.13%.  In return, Rendifin S.A. received 2,073,115,007 preferential shares issued by Grupo Aval Acciones y Valores S.A.

On September 19, 2011, through the public deed No. 4631 of the notary 73 of Bogotá, it was perfected the process of division between the split companies Inversiones Escorial S.A. and Popular Securities, the benenficiary of company Grupo Aval Acciones y Valores S.A. by virtue of which Grupo Aval Acciones y Valores S.A., in his capacity as beneficiary, received, as main asset, 1,514,163,994 shares possessed by those in Banco Popular SA with which it was increased the percentage of participation from 74.13% to the 93.73%.. Escorial Investments S.A. and Popular Securities received 467,334,563 preferential shares each, issued by Grupo Aval Acciones y Valores S. A.

(4)	On January 23, 2012, Grupo Aval Limited was created as a subsidiary in the Cayman Islands.

Equity Method

The following is the breakdown of assets, liabilities and equity of controlled entities, audited by independent public accountants, recorded by the equity sharing method; homogenized in the application of accounting principles:

	June 30
	Assets	Liabilities				Equity
			Social		Social of	Results	Results of	Total
Entidad			Capital	Reserves	Capital	of Previous	the Period	Equity
						Periods
Banco de Bogotá S.A.	$45,872,285	38,056,240	3,827	2,695,297	4,727,753	(294,758)	683,926	7,816,045
Banco de Occidente S.A. (1)	22,185,169	19,159,510	4,677	1,265,867	1,443,723	73,239	238,153	3,025,659
Banco Comercial AV Villas S.A.	8,197,720	7,229,771	22,473	466,416	465,172	(60,225)	74,113	967,949
Fondo de Pensiones y Cesantías Porvenir S.A. (2)	956,911	238,943	75,424	66,506	495,935	(24,240)	104,343	717,968
Banco Popular (3)	14,599,512	12,769,636	77,253	1,019,809	632,533	(76,229)	176,510	1,829,876
Grupo Aval Limited (4)	1,071,727	1,094,721	-	-	-	-	(22,994)	(22,994)
	$92,883,324	78,548,821	183,654	5,513,895	7,765,116	(382,213)	1,254,051	14,334,503

December 31
	Assets	Liabilities	Equity
Entity			Social Capital	Reserves	Surplus of Capital	Results Of Previous Periods	Results of the Period	Total Equity
Banco de Bogotá S.A.	$43,275,685	35,164,552	2,868	4,975,308	2,820,747	(278,248)	590,458	8,111,133
Banco de Occidente S.A. (1)	20,929,017	17,920,268	4,677	1,863,203	1,020,726	(123,533)	243,676	3,008,749
Banco Comercial AV Villas S.A.	7,596,051	6,665,346	22,473	647,023	231,385	(61,439)	91,263	930,705
Fondo de Pensiones y (2) Cesantías Porvenir S.A.	832,751	179,180	73,456	438,024	87,238	(37,104)	91,957	653,571
Banco Popular (3)	14,145,468	12,286,210	77,253	1,000,658	716,678	(100,236)	164,905	1,859,258
	$86,778,972	72,215,556	180,727	8,924,216	4,876,774	(600,560)	1,182,259	14,563,416

The effect of the increase (decrease) in accounts of results and surplus by the application of the equity sharing method in the equity of the parent is as follows:

	June 30	December 31
Income of the subsidiaries by the equity sharing method (1)	$825,729	757,880
In results by recovery of expenses for equity changes of previous periods (1)	18,069	23,303
Loss originated in equity changes of the subsidiaries (2)	(35,319)	(21,331)
Net effect on results	$808,479	759,852
(Deficit) surplus in the semester originated in equity changes in the subsidiaries	$(653,632)	38,325
(1) Included Note 24 – Income by method of equity sharing, - Recovery for equity changes.
(2) Included Note 24 - Loss by equity sharing method for equity changes

Homogenization of the Subordinates Balances

Following the criteria of the Joint Circular of Superintendency of Societies 06 and Colombian Superintendency of Finance 011, 2005, It was made the homogenization of the accounting method of the entities which are recognized by the equity sharing method and which are governed by the rules of the Colombian Superintendency of Finance for supervised entities.

	June 30					December 31
Business name	Assets		Liabilities	Equity	Results of The Period	Assets	Liability	Equity	Results of the Period
Banco de Bogotá S.A.
Decree 2649, 1993		$45,872,285	38,056,240	7,816,045	683,926	43,275,685	35,164,552	8,111,133	590,458
Norm for supervised		46,407,275	38,056,240	8,351,035	617,692	43,264,854	35,164,553	8,100,301	593,740
variation		(534,990)	-	(534,990)	66,234	10,831	(1)	10,832	(3,282)
Banco de Occidente S.A.
Decree 2649, 1993		22,185,169	19,159,510	3,025,659	238,153	20,929,018	17,920,268	3,008,750	243,677
Norm for supervised		22,267,995	19,159,510	3,108,485	223,616	20,950,830	17,920,268	3,030,562	226,938
variation		(82,826)	-	(82,826)	14,537	(21,812)	-	(21,812)	16,739
Banco Comercial Av Villas S.A.
Decree 2649, 1993		8,197,720	7,229,771	967,949	74,113	7,596,051	6,665,346	930,705	91,263
Norm for supervised		8,216,496	7,229,771	986,725	81,442	7,600,089	6,665,346	934,743	90,022
variation		(18,776)	-	(18,776)	(7,329)	(4,038)	-	(4,038)	1,241
Fondo de Pensiones y Cesantías Porvenir S.A.
Decree 2649, 1993		956,911	238,943	717,968	104,343	832,752	179,180	653,571	91,957
Norm for supervised		929,608	238,943	690,665	106,552	799,489	179,180	620,309	76,847
variation		27,303	-	27,303	(2,209)	33,263	-	33,262	15,110
Banco Popular S.A.
Decree 2649, 1993		14,599,512	12,769,636	1,829,876	176,510	14,145,468	12,286,211	1,859,258	164,905
Norm for supervised		14,708,386	12,769,636	1,938,750	180,629	14,151,426	12,286,211	1,865,215	173,333
variation		(108,874)	-	(108,874)	(4,119)	(5,958)	-	(5,957)	(8,428)
Grupo Aval Limited
Decree 2649, 1993		1,071,727	1,094,721	(22,994)	(22,994)	-	-	-	-
Norm for supervised		1,071,727	1,094,721	(22,994)	(22,994)	-	-	-	-
variation		-	-	-	-	-	-	-	-
Effect of homogeneization	$	(718,163)	-	(718,163)	67,114	12,286	(1)	12,287	21,380

(6) Short Term debtors

The following is the detail of debtors
	June 30	December 31
Dividends: (1)
Banco de Bogotá S.A.	$83,728	75,965
Banco de Occidente S.A.	35,427	34,469
Banco Popular S.A.	42,144	57,921
Fondo de Pensiones y Cesantías Porvenir S.A.	2,380	2,315
	163,679	170,670
Fees (1)	826	727
	826	727
Advances:
Taxes and contributions	4,955	-
Sundry debtors:
Depositors (1)	188	438
Accounts Receivable EPS - Incapacity	19	26
	5,162	464
	$169,667	171,861

(1) Included Note 24 – Related Parties - debtors

(7) Property, Plant and Equipment, net

The detail of property, plant and equipment is as follows:
	June 30	December 31
Office equipment	$158	141
Computer equipment	1,191	1,063
	1,349	1,204
Less: cumulative depreciation	849	760
	$500	444

There is no restriction on property, plant and equipment; the society does not possess goods with conditional property.  Fixed assets correspond to computer and office equipment; they do not have value as its demerit is permanent.

(8) Intangibles, net

The detail of intangibles is as follows:

	June 30	December 31
Mercantil credit acquired, net (1)	$417,954	423,506
(1) Included Note 24 - c) Intangibles,

Commercial Credit Acquired, net
	June 30	December 31
Capitalización of AV Villas (1) made on september 17, 2001 for a value of $156,000.
Number of shares purchased 72,289,157 at an intrinsec value of $1,577.54.	$41,961	41,961

Increase by purchase of shares of Banco Popular (2) made on November 1, 2005
for a value of $168,629. Number of shares purchased 733,172,111 at an intrinsic value of $84.90.	106,383	106,383

Increase by purchase of shares of Banco Popular (2) made on december 21 , 2006
for a value of $220,368. Number of shares purchased 733,620,000 at an intrinsic value of $94.98.	150,689	150,689

Increase by purchase of shares of Banco de Occidente (3) made on june 30, 2007
for a value of $36,060. Number of shares purchased 1,897,881 at an intrinsic value of $8,159.55.	20,574	20,574
Increase by purchase of shares of Banco de Occidente (3) made on december 18 , 2007
for a value of $29,735.1. Number of shares purchased 1,338,272 at an intrinsic value of $ 9,201.66.	17,421	17,421

	June 30	December 31
Increase by the purchase of shares of Banco Popular (2) made on june 13 , 2008
for a value of $239,417.8. Number of shares purchased 901,894,321 at an intrinsic value of $101.01.	148,317	148,317

Increase by the purchase of shares of Banco AV Villas (1) made in july, de 2008
for a value of $432.8. Number of shares purchased 120,154 at an intrinsic value of $2,600.68.	120	120

Increase by the purchase of shares of l Banco AV Villas (1) made in august, 2008
for a value of $234.4. Number of shares purchased 65,010 at an intrinsic value of $2,648.69.	62	62

Increase by the purchase of shares of Banco AV Villas (1) made in september , 2008
por valor de $776.4. Number of shares purchased 218,260 at an intrinsic value of $2,765.85.	173	173

Increase by the purchase of shares of Banco AV Villas (1) made in October, 2008
for a value of $871.2. Number of shares purchased 242,007 at an intrinsic value of $2,668.47.	226	226

Increase by the purchase of shares of Banco AV Villas (1) made in November, 2008
for a value of $18.8. Number of shares purchased 6,522 at an intrinsic value of $2,676.68.	1	1

Increase by the purchase of shares of Banco AV Villas (1) made in December, 2008
for a value of $422.7. Number of shares purchased 140,451 at an intrinsic value of $2,794.95.	30	30

Increase by the purchase of shares of l Banco de Occidente (4) made on september 22 , 2011
for a value of $13,693. Number of shares purchased 414,936 at an intrinsic value of $18,068.87.	6,195	6,195

Accumulated Amortization	(68,646)	(62,305)

Amortization for the period (Note 24)	(5,552)	(6,341)
	$417,954	423,506

(1)	On september, 2011 was completed the amortization of mercantile credit of Banco AV Villas.

(2)
In compliance with dispositions in External memo No. 011 of august 18, 2005 of Superintendency of Securities (currently Colombian Superintendency of Finance) and based on acquisition by the society of control of Banco Popular S.A. through the suscription of a contract granting full and absolute representation  to Grupo Aval Acciones y Valores, of the shares that Rendifín S.A. in Liquidación possess in Banco Popular, it was accounted for the commercial credit acquired in each of the acquisitions made.

(3)
In compliance with dispositions in the Circular mentioned in the paragraph above, and since the society possesses control over Banco de Occidente and keeps its long term investments, it was accounted for the commerce credit obtained. The information related to the intrinsec value is expressed in Colombian pesos. These operations were made on june 30 and December 18, 2007.

(4)
By september 2011, in compliance with the mentioned Circular, and since the society holds control over Banco de Occidente and keeps its long term investments, it was accounted for the commerce credit acquired

The amortization of commerce credit (goodwill) in the acquisition of shares of Banco Popular and Banco de Occidente is carried out over a period of 20 years by applying the method "Reverse sum of the digits in the term", according to the following table:

		Value
Period	Factor	Banco Popular (1)	Banco Popular (2)	Banco de Occidente (3)	Banco de Occidente (4)	Banco de Occidente (5)
1	0.0047619048	1,224	706	98	83	30
2	0.0095238095	2,448	1,413	196	166	59
3	0.0142857143	3,672	2,119	294	249	89
4	0.0190476190	4,897	2,825	392	332	118
5	0.0238095238	6,121	3,531	490	415	148
6	0.0285714286	7,345	4,238	588	498	177
7	0.0333333333	8,569	4,944	686	581	207
8	0.0380952381	9,793	5,650	784	664	236
9	0.0428571429	11,017	6,356	882	747	266
10	0.0476190476	12,242	7,063	980	830	295
11	0.0523809524	13,466	7,769	1,078	913	325
12	0.0571428571	14,690	8,475	1,176	995	354
13	0.0619047619	15,914	9,182	1,274	1,078	384
14	0.0666666667	17,138	9,888	1,372	1,161	413
15	0.0714285714	18,362	10,594	1,470	1,244	443
16	0.0761904762	19,586	11,300	1,568	1,327	472
17	0.0809523810	20,811	12,007	1,666	1,410	502
18	0.0857142857	22,035	12,713	1,763	1,493	531
19	0.0904761905	23,259	13,419	1,861	1,576	561
20	0.0952380952	24,483	14,125	1,959	1,659	590
		257,072	148,318	20,574	17,421	6,195
The beginning of each period is: (1) January, 2007, (2) July, 2008, (3)  July, 2007, (4) January, 2008 and (5) September, 2011.

(9) Deferred Charges, net

The detail of deferred charges is as follows
	June 30	December 31
Current
Studies and investigations	$368	260
Computer Programs	589	520
Cumulative Amortization	(433)	(322)
Amortization of the period	(90)	(111)
Advertising and publicity (1)	10,383	8,659
Cumulative Amortization	(3,468)	(872)
Amortization of the period	(2,596)	(2,596)
Commisions (1)	35,227	26.405
Cumulative Amortization	(8,761)	-
Amortization of the period	(8,822)	(8,761)
Total Current	$22,397	23,182
Long Term
Studies investigations	$411	520
Computer Program	99	168
Advertising and publicity (1)	-	1,723
Commissions	61	8,883
Total Long Term	571	11,294
Total Deferred Charges	$22,968	34,476
(1) Deferred charges for  advertising and publicity correspond to the issuance and placement of shares taking place during the first semester, 2011 and will be amortized over a period of 24 months

(10) Valuations

For the semesters ended June 30, 2012 and December 31, 2011, the company has recognized valuations of its shares in subsidiaries with a value of $8,172,547 and $6,982,266 respectively of which in the first semester of 2012, recognized $1,190,281 taking into account their realizable value and its registration in books by the equity method, in accordance with the rules established in the single Plan of Accounts of merchants (Decree 2650 of 1993), where it is prescribed that the active account  1905 - valuation of investments, "records the positive difference between the realization value and the value in books of investments owned by the economic entity that have been purchased with the purpose of complying with legal provisions or in order to maintain a high availability of liquidity", as well as those acquired on a permanent basis".

For these purposes, the market value of investments is calculated taking into account the rules laid down in articles 10 and 61 of the Decree 2649 from 1993.  Values of realization, intrinsic value and valuations below the 30 June 2012 and December 31, 2011:

	June 30
In Controlled entities	Number of shares A	Book value of investments B	Price per share C	Value of Realization A * C = D	Appreciations D - B
Banco de Bogotá S.A.	184,830,376	$5,036,474	50,037.36	9,248,425	4,211,951
Banco de Occidente S.A.	106,385,430	2,064,699	30,643.02	3,259,971	1,195,272
Banco Comercial AV Villas S.A. - ordinarias	179,192,996	771,810	7,980.00	1,429,960	658,151
Banco Comercial AV Villas S.A. - Preferential	260,561	1,122	4,307.14	1,122	-
Banco Popular S.A. (3)	7,241,296,738	1,715,225	500.00	3,620,648	1,905,423
Fondo de Pensiones y Cesantías Porvenir S.A.	15,085,589	143,600	9,519.04	143,600	-
Grupo Aval Limited	1	(22,994)	-	-	-
Sub-total		9,709,936		17,703,726	7,970,797

Banco Popular S.A (3)		(201,750)			201,750	(*)
		$9,508,186			8,172,547
(3) Balance per cumulative appreciation (F). See summary of split.

	December 31
In Controlled entities	Number of shares A	Book value of investments B	Price per share C	Value of Realization A * C = D	Appreciations D - B
Banco de Bogotá S.A.	184,830,376	$5,226,621	48,292.30	8,925,884	3,699,262
Banco de Occidente S.A.	106,385,430	2,053,160	29,249.36	3,111,706	1,058,546
Banco Popular S.A. (1)	7,241,296,738	1,742,766	520.00	3,765,474	2,022,708
Banco Comercial AV Villas S.A. (2)	179,453,557	743,191		-	-
Fondo de Pensiones y Cesantías Porvenir S.A. (2)	14,691,903	130,720		-	-
Sub-total		9,896,459		15,803,064	6,780,516
Banco Popular S.A. (1)		(201,750)			201,750	(*)
		$9,694,709			6,982,266

(1) Balance per cumulative appreciation (F). See summary of split
(2) The shares of these companies did not register Price per share as of December 31

(*)
In the split process carried out in 2011 for the 4,872,610,306 shares of Banco Popular S.A.   by Rendifin S.A., Inversiones Escorial S.A. and Popular Securities, in favor of Grupo Aval shares and securities S.A., it was determined the following appreciation:

	June 30
Homogenized and consolidated equity value of Banco Popular S.A. (a mayo 2011) (A)	$1,789,264
No. of outstanding shares (B)	7,725,326,503
Intrinsec value (in pesos) (A/B)	232
No. Of shares received by Aval by split (C)	1,514,163,994

Intrinsec value of the shares acquired (D=(A/B)*(C))	350,696
Value accounted for as cost (E)	681,374
Valuation (D-E) caused	(330,678)
Balance cumulative valuation (F)	$201,750	(*)

The effect on the application of this mechanism corresponds to an increase in the assets of the company between June 30, 2012 and December 31, 2011 amounting to $1,190,281, as a result of the accounting and disclosure of the valuation of investments in subsidiaries.

(11)  Financial Obligations

The detail of the financial obligations is as follows:

	June 30	December 31
Current
Bienes y Comercio S.A.	$48,000	2,833
Adminegocios y Cía. S.C.A. (1)	-	29,904
Rendifin S.A.	36,595	-
	$84,595	32,737
Long Term
Rendifin S.A.	753,122	789,717
Bienes y Comercio S.A.	307,700	307,867
Adminegocios y Cía. S.C.A. (1)	8,333	313,800
	1,069,155	1,411,384
	$1,153,750	1,444,121
(1) Included Note 24 - a) Shareholders – Financial Obligations
The term for these obligations is five (5) years with two (2) years of grace, at a rate of interest of the DTF + 3-point TV

(12) Suppliers

 The detail of the account local suppliers is as follows:

	June 30	December 31
Administration supplies	$45	29
Of services1	15	453
Of property, plant and equipment	2	19
	$62	501

(1)	(Included Note 24 c) Societies in which the Company has participation higher than 100% - Accounts Payable Banco de Bogota $40

(13) Accounts Payable

The detail of accounts payable is as follows:
	June 30	December 31
Costs and expenses to be paid1	$19,230	26,684
Dividends and participations2	268,481	259,953
Withholdiings at source	770	954
Retained sales tax	152	21
Reteined Industry and Commerce Tax	123	117
Creditors – receivables A.V. Villas
Bienes y Comercio 3	1,482	1,532
	$290,524	289,532

(1)	Included Note 24 - a) Shareholders – Account Payable – Interest, Adminegocuios y Cía S.C.A $ 108.
(2)	Included Note 24 - a) Shareholders – Account Payable – Dividends, Adminegocios y Cía S.C.A $ 46,553 and Actiunidos $37,014.
(3)	Includes value received by Grupo Aval Acciones y Valores S. A. for $ 1,365.8 from sale of foreclosed assets after the sale of this portfolio.

(14)  Taxes, Fees and Charges

The detail is as follows:
	June 30	December 31
Current
Industry and Commerce	$1,636	1,576
Sales Tax	1,077	(331)
Equity Tax	11,464	11,465
Income Tax and Complementary	-	823
	$14,177	13,153
Long Term
Equity Tax	$17,196	22,928

Equity Tax

The company registered in accounts payable the full Equity Tax with counterpart on the Account of Net Equity Valuation

The equity tax caused by the company in 2011 was $$45,857 out of which it was paid $11,465 in year 2011 and $5,732 in the first semester of 2012

Payment date	Equity Tax	Value Install	Pay value	Acc. Payment
May-11	pay installment 1	$5,733	5,733	5,733
Sep-11	pay installment 2	5,732	5,732	11,465
May- 12	pay installment 3	5,732	5,732	17,197
Sep-12	Pay installment 4 (1)	5,732	-
May 13	Pay installment 5 (1)	5,732	-
Sept-13	Pay installment 6 (2)	5,732	-
May-14	Pay installment 7 (2)	5,732	-
Sep-14	Pay installment 8 (2)	5,732	-
		$45,857	17,197
(1) Current Equity tax		11,464
(2) Long Term Equity Tax		17,196
Total Pending		$28,660
Value paid as of June 30, 2012		$17,196

(15)  Labor Obligations

The detail of labor obligations is as follows:

	June 30	December 31
Consolidated severance pay	$-	182
Interest on severance pay	-	20
Consolidated Vacations	714	714
	$714	916

(16) Estimated Liabilities and Provisions

The balance of estimated liabilities and provisions is as follows

	June 30	December 31
For cost and expenses	$1,107	-
For labor obligations	225	-
For income tax	6,036	-
	$7,368	-

(17) Other liabilities

The balance of other liabilities is as follows:

	June 30	December 31
Pre-payments / advances received from shareholders	$2,105	2,655

(18) Outstanding Bonds

The following is the detail of bonds issued

	June 30	December 31
Short term:
Year 2005 second issue (1)	$-	94,700
Year 2009 fourth issue	125,750	125,750
Sub-total short term	125,750	220,450

Long Term:
Year 2005 third issue	100,000	100,000
Year 2009 fourth issue	624,250	624,250
Sub-total long term	724,250	724,250
Total	$850,000	944,700
(1)	In compliance with the deadline, for the placement of the second issue series "A", in April 2012 there was a payment for $94,700 from capital.

Outstanding bonds have the following features:

Second issue year 2005
Kind of security:	Ordinary Bonds
Date of issuance:	April 22, 2005
Nominal Value:	$1,000,000 (pesos) each
Amount authorized:	$200,000
Amount issued:	$200,000

Series:	A
Redemption term:	Five (5) and seven (7) years from the date of issuance
Legal Representative of Bond Holders tenedores de bonos:	Fiduciaria Corredores Asociados FIDUCOR S.A.
Managing Entity:	Depósito Centralizado de Valores de Colombia DECEVAL S.A.
Yield:	Bonds Series A and B earn a floating interest referenced by inflation (IPC) and its capital will be fully redeemed at maturity.

Emission performance reflects current market conditions at the date of placement of it, complying with the issuer guidelines laid down in the regulation of issuance and placement approved by minutes  of Board of Directors No.55 of October 24, 2003.

Third Issue year 2005
Kind of security:	Ordinary Bonds
Date of issuance:	October 28, 2005
Nominal Value:	$1,000,000 (pesos) each
Amount authorized:	$200,000
Amount issued:	$200,000
Series:	A
Redemption Term:	Six (6) and ten (10) years from date of issue.
Legal Representantive Of bond holders:	Fiduciaria Corredores Asociados FIDUCOR S.A.
Managing entity:	Depósito Centralizado de Valores de Colombia DECEVAL S.A.
Yield:	Bonds Series A and B earn a floating interest referenced by inflation (IPC) and its capital will be fully redeemed at maturity.

Emission performance reflects current market conditions at the date of placement of it, complying with the issuer guidelines laid down in the regulation of issuance and placement approved by minutes of Board of Directors No.71 of October 7, 2005.

Fourtth issue 2009
Kind of security:	Ordinary Bonds
Date of Issuance:	December 3, 2009
Nominal Value:	$1,000,000 (pesos) each
Amopunt authorized:	$750,000
Amount issued:	$750,000
Series:	A y B
Redemption Term:	Three (3) and fifteen (15) from the date of issue.
Legal Representative of bond holders	Fiduciaria Corredores Asociados FIDUCOR S.A.
Entidad Administradora:	Depósito Centralizado de Valores de Colombia DECEVAL S.A.
Yield:
B3 series bonds bear a floating interest tied to the DTF+1. 14, A5, A7 series, A10 and A15 bear a floating interest referenced to inflation (CPI), more 3.69, 4.49, 4.84 and 5.20 points respectively and its capital will be redeemed completely upon  maturity.

(19) Social Capital and Premium in Shares Placement

On June 30, 2012 and December 31, 2011, the authorized capital was $120,000 represented in 120.000.000.000 shares with nominal value of one peso ($ 1) each.

The Assembly held on December 7, 2010, approved an amendment to the by-laws, allowing the possibility of converting ordinary shares into shares of preferential dividend.   This modification of by-laws, was approved by the Colombian Superintendency of Finance through resolution No. 2443 of December 23, 2010.   The defined exchange ratio was 1 ordinary share for 1 of preferential dividend without vote right.  Shares may only be converted when so approved or authorized by the General Assembly, depending on the case.

The movement of paid and subscribed capital during the semester was:

	June 30	December 31
Paid and subscribed	18,551,766,453	18,551,299,996
Suscribed to be paid	-	466,457
Total Shares	18,551,766,453	18,551,766,453

Value in million pesos	$18,552	18,552

On march 2012 were sold 466.457 preferential shares which were in the name of Grupo Aval Acciones y Valores S.A. and which were the result of the application of the mechanism of default of the issue of May 2011, generating a premium on placement of shares amounting to $615,298,943 were sold during the month of March 2012.

The preferred shares issued are entitled to receive a minimum preferential dividend on the benefits of exercise, after covering losses affecting the capital, deduced the contribution which legally must be for legal reserve, and before creating or increasing any other reserve. The minimum preferential dividend is one peso ($1.00) per semester per share, provided this preferential dividend is greater than the dividend declared for ordinary shares; otherwise, i.e. if the minimum preferential dividend is not higher than that applicable to ordinary shares, only will be recognized to every preferential share the dividend declared for each ordinary share.  There will be no accumulation of dividends. The right of conversion of ordinary shares to preferential has been exercised for the first semester of 2012 for a total of 117,370,221 shares and for the second semester of 2011 for a total of 137,239,416 shares.

3 Shares at nominal value of $3 were adjusted, corresponding to the sum of the fractions that as product of the split were recorded in accounting but not in the book of shareholders of Deceval; for this reason the accounting conforms to the figure presented by Deceval.

During the second semester of 2011 it was presented an increase in capital on account of the split process explained in note (5) by means of which Grupo Aval Acciones y Valores S.A. delivered to Popular Securities S.A. and Inversiones Escorial S.A. 934,669,126 preffered shares worth $935. The premium for placement of shares was increased by $697,519.

(20) Capital surplus

The following is the detail for capital surplus:

	June 30	december 31
Prime in placement of shares	$3,671,667	3,671,052
Surplus equity sharing method: (1)
Banco de Bogotá S.A.	777,328	1,240,725
Banco de Occidente S.A.	327,625	407,749
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	3,944	5,416
Banco Popular S.A.	-	108,639
	1,108,897	1,762,529
	$4,780,564	5,433,581
(1) Included note 24 – Capital surplus

(21) Reserves

Legal

In accordance with legal provisions, every society should constitute a legal reserve of ten percent (10%) of liquid profits of each year up to fifty percent (50%) of the subscribed capital.  The reserve may be reduced to less than fifty percent (50%) of the subscribed capital, when it is intended to cover losses in excess of non-distributed profits.

The following is the detail of the reserves:

	June 30	December 31
Legal Reserve	$6,972	6,972
Occasional Reserve
At the disposition of the maximum corporate body	2,461,056	2,194,212
	$2,468,028	2,201,184

(22) Valuation of Shareholder´s Equity

The first semester of 2011 was affected with the registration of the equity tax for a value of $45.857, on account of the lien corresponding to four years (2011-2014).   As of June 30, 2012 this account did not show any movement.

	June 30	December 31
Of corporate capital	$53,081	53,081
Of surplus capital	188,138	188,138
Of reserves	403,585	403,585
Of results of previous periods	90,891	90,891
Of assets in unproductive period	2,100	2,100
Surplus equity sharing method	137,430	137,430
	875,225	875,225

(23) Surplus in Valuation of Investments

The equity of the company between June 30, 2012 and December 31, 2011, by effect of the change in policies and accounting practices of Grupo Aval Acciones y Valores, described in note 10, increased in the amount of $1,190,281, as a result of the accounting and disclosure of the valuation of investments in subsidiaries.

	June 30	December 31
Banco de Bogotá	4,211,951	3,699,262
Banco de Occidente	1,195,272	1,058,546
Banco AV Villas	658,151	-
Banco Popular	2,107,173	2,224,458
	$8,172,547	6,982,266

(24) Transactions with Related Parties

Are considered related parties main shareholders, Board members and companies where Grupo Aval Acciones y Valores S.A. owns investment above ten per cent (10%), or administrative, financial or economic interests are considered related parties. Also companies where shareholders or members of the Board of Directors have more than ten percent (10%) participation.

Next are presented Balances as of June30, 2012 and December 31, 2011:

a)	Shareholders

The main balances of transactions with shareholders are as follows

	June 30	December 31
Financial Obligations:
Adminegocios y Cía. S.C.A.(1)	$8,333	343,703

(1) Included in note 11, the conditions of financial obligations are found in the same note.

	June 30	December 31
Accounts Payable
Interest
Adminegocios y Cía. S.C.A.(2)	108	$3,750
	108	3,750
Dividends
Adminegocios y Cía. S.C.A.(2)	46,553	45,260
Actiunidos S.A. (2)	37,014	35,986
	83,567	81,246
Total Dividends and interest	83,675	84,996

(2) Included in Note 13 – Accounts Payable

	June 30	December 31
Financial expenses
Interest:	8,899	10,781
Adminegocios y Cía. S.C.A. (3)	$8,899	10,781

(3) Included in Note 26 – Income and non- operating expenses

b) Members of the Board of Directors

Transactions carried out with members of Board of Directors are as follows:

	June 30	December 31
Fees paid (1)	$239	170
(1) Included in Note 25 – Income and Operating expenses

b)  Companies in which the company has participation equal to or greater than 10%

The main balances of transactions with companies in which the company has participation equal to or greater than 10% are as follows:

	June 30	December 31
Available:
Checking accounts: (1)
Banco de Bogotá S.A. (2)	556	$611
Banco de Occidente S.A.	787	743
Banco Comercial AV Villas S.A.	32	4
Banco Popular S.A.	513	528
	$1,888	1,886
Saving Accounts: (1)
Banco de Bogotá S.A.	736,703	1,099,292
Banco de Occidente S.A.	222,852	249,104
Banco Comercial AV Villas S.A.	3,929	113,920
Banco Popular S.A.	114,359	125,688
	$1,077,843	1,588,004
Total Available	$1,079,731	1,589,890
(1) Included in Note 3 - Available
(2) Includes $1.8 in foreign currency converted into national currency in accordance with the accounting policy in note 2 (m).

	June 30	December 31
Debtors:
Dividends(3)
Banco de Bogotá S.A.	$83,728	75,965
Banco de Occidente S.A.	35,427	34,469
Banco Popular S.A.	42,144	57,921
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.	2,380	2,315
	$163,679	170,670
Fees(3)
Banco de Bogotá S.A.	$-	727
Banco Comercial AV Villas S.A.	826	-
	$826	727
Depositaries(3)
Banco de Occidente S.A.	$188	438
(3) Included in Note 6 – Debtors short term
	June 30	December 31
Permanent Investments(4)
Banco de Bogotá S.A.	$5,036,474	5,226,621
Banco de Occidente S.A.	2,064,699	2,053,160
Banco Comercial AV Villas S.A.	772,932	743,191
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.	143,600	130,721
Banco Popular S.A.	1,513,475	1,541,016
Grupo Aval Limited	(22,994)	-
	$9,508,186	9,694,709
(4) Included in Note 5 – Permanent Investments
	June 30	December 31
Intangibles: (5)
Mercantile credit (good will) acquired
Banco de Occidente S.A.	$41,662	42,129
Banco Popular S.A.	376,292	381,377
	$417,954	423,506
(5) Included in Note 8 - Intangibles
	June 30	December 31
Accounts Payable:
Banco de Bogotá S.A.(6)	$-	40
(6) Included in Note 12 - Suppliers
	June 30	December 31
Capital surplus:
Surplus by equity participation method (7)
Banco de Bogotá S.A.	$777,328	1,240,725
Banco de Occidente S.A.	327,625	407,749
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	3,944	5,416
Banco Popular S.A.	-	108,639
	$1,108,897	1,762,529
(7) Included in Note 20 – Capital surplus
	June 30	December 31
Operating Income:
Interest income (8)
Banco de Bogotá S.A.	$24,686	25,890
Banco de Occidente S.A.	6,414	7,762
Banco AV Villas S.A.	1,888	3,074
Banco Popular S.A.	3,232	3,290
	$36,220	40,016
(8) Included in Note 25 – Income and Operating Expenses.

	June 30	December 31
Income by equity sharing method: (9)
Banco de Bogotá S.A.	$440,706	360,650
Banco de Occidente S.A.	162,515	162,103
Banco AV Villas S.A.	59,181	72,826
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.	20,870	18,770
Banco Popular S.A.	165,451	143,531
Grupo Aval Limited	(22,994)	-
	$825,729	757,880

(9) Included in Note 5 – Permanent Investments; Note 25 – Income and Operating Expenses

	June 30	December 31
Recovery for equity changes: (10)
Banco AV Villas S.A.	$9,663	18,923
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.	8,406	4,380
	$18,069	23,303

(10) Included in Note 5 - Permanent Investments; Note 25 – Income and Operating Expenses

	June 30	December 31
Loss in participation method
for equity changes: (11)
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.	$7,783	7,711
Banco Popular S.A.	17,145	-
Banco Comercial AV Villas S.A.	10,391	13,620
	$35,319	21,331

(11) Included in Note 5 – Permanent Investments

	June 30	December 31
Operating expenses
Leases: (12)
Fondo de Pensiones y Cesantías Porvenir S.A.	$235	234
Banco Comercial AV Villas S.A.	118	117
	$353	351

(12) Included in Note 25 – Income and operating expenses

	June 30	December 31
Amortization of mercantil credit (goodwill) acquired: (13)
Banco de Occidente S.A.	$467	418
Banco Comercial AV Villas S.A.	-	1,450
Banco Popular S.A.	5,085	4,473
	$5,552	6,341

(13) Included in Note 8 - Intangibles

	June 30	December 31
Non Operating Income
Fees: (14)
Banco de Bogotá S.A.	$7,130	3,454
Banco de Occidente S.A.	4,936	2,391
Banco Comercial AV Villas S.A.	2,742	1,328
Banco Popular S.A.	4,388	2,125
Fondo de Pensiones y Cesantías Porvenir S.A.	2,742	1,328
	$21,938	10,626

(14) Included in Note 26 – Income and Non-operating expenses

	June 30	December 31
Non-Operating Expenses(15)
Financial:
Banco de Bogotá S.A.	$179	214
Banco Comercial AV Villas S.A.	27	-
Banco de Occidente S.A.	19	42
Banco Popular S.A.	7	-
	$232	$256
(15) Included in Note 26 – Income and non operating expenses

On June 30, 2012 and December 31, 2011, the society did not perform operations with its administrators. Transactions with related companies were under current conditions in the market for similar operations.

(25) Income and Operational Expenses

The following is the detail of operational income for the semesters ended in:

	June 30	December 31
Operating Income:
Interest(1)	$36,220	40,202
Financial yields	145	7
Equity sharing method, net neto	825,729	757,880
Recovery for equity changes	18,069	23,303
	$880,163	821,392
Operating expenses:
Personnel expenses	$9,901	9,205
Fees
Board of Directors (2)	239	170
Fiscal Auditor	21	40
Legal Advise	1,533	825
Financial Advise	3,956	3,109
Technical Advise	2,818	3,676
	8,567	7,820
Taxes
Industry and commerce	5,128	4,393
Liens to financial movements	3,667	2,653
VAT discountable	1,127	3,189
Leases
Property(3)	353	351
Computer Equipment	7	5
	360	356
Contributions and Memberships	151	148
Insurance	4	1
Services	593	626
Legal expenses	8	42
Maintenance and repairs	29	99
Adaptations and installations	8	5
Travel expenses	123	117
Depreciatiions	91	71
Amortization of intangibles	5,552	6,341
Amortization of deferred expenses	11,619	11,562
Provision for negotiable equity investments	3	3
Sales operating expenses	563	1,491
Various	214	139
	$47,708	48,261
(1) Included in Note 24 - c) Operating Income
(2) Included in  Note 24 - b) Members of the Board
(3) Included in Note 24 - c) Expenses for leases

(26) Income and Non-Operating Expenses

The following is the detail of non- operating income for the semesters ended in:

	June 30	December 31
Fees:(1)
Banco de Bogotá S.A.	$7,130	3,454
Banco de Occidente S.A.	4,936	2,391
Banco AV Villas S.A.	2,742	1,328
Banco Popular S.A.	4,388	2,125
Fondo de Pensiones y Cesantías Porvenir S.A.	2,742	1,328
	$21,938	10,626
Services:
Corporación Publicitaria S.A.	2	2
	2	2
Recoveries:
Recovery of other costs	119	16
Appropriations	-	2
	119	18
Exchange difference	57	21
	$22,116	10,667
(1) Included in Note 24 - c) Non- operational Income

The following is the detail for non-operating expenses for the semesters ended in:

Financial	June 30	December 31
Bank Expenses (1)	$28	4
Commission(1)	360	387
Exchange difference	9	17
	397	408
Interest
Bonds	34,679	39,284
Financial Obligations Bienes y Comercio	14,389	11,314
Financial Obligations Adminegocios (2)	8,899	10,781
Financial Obligations Rendifin	32,226	29,242
	90,193	90,621
	90,590	91,029
Loss in sale and withdrawal of goods	-	29
Extraordinary expenses	31	-
Various
Extraordinary Expenses DIAN	7	-
Process of execution of guarantees	14	-
Others	-	1
	52	30
	$90,642	91,059

(1) Includes  Banco de Bogotá $179, AV Villas $27, Occidente $19, Popular $7 - Note 24
(2) Included in Note 24 - a) Shareholders – Financial Expenses

(27) Income Tax and Complementary

The following is the reconciliation between the accounting profits and liquid income estimated by semesters ended June 30, 2012 and 31 December 2011:

	June 30	December 31
Profits before Income Tax	$728,610	671,408

Plus (less) ítems that increase
(Decrease) fiscal profits:
Recoveries	(18,069)	(23,303)
Income equity sharing method	(825,729)	(757,880)
Loss equity sharing method	35,319	21,331
Tax on financial transactions	2,750	1,990
Non deductible expenses (Art. 13. Ley 788/02)	95,406	97,740
Non deductible expenses and provisions	3	3
Net taxable income	$18,290	11,289
Presumptive income	18,291	11,653
Current tax income (33%)	$6,036	3,846

Reconciliaton between accounting equity and fiscal equity

On June 30, 2012 and 31 December 2011, accounting equity differs from the fiscal equity by the following:

	June 30	December 31
Accounting equity	$17,037,490	16,178,370
Plus (less) items increasing
(decreasing) fiscal equity:
Less cost of investments	(3,432,626)	(3,840,700)
Intangible – good will	190,224	184,672
Valuations	(7,970,797)	(6,780,516)
Estimated liabilities and provisions	7,368	-
Fiscal equity	$5,831,659	5,741,826

Income tax returns for the taxable years 2011, 2010 and 2009 are pending review by the tax authorities.

Grupo Aval is subject to the property tax and surcharge set out for year 2011 by Act 1370 of 2009 and the Legislative Decree 4825 of 2010 at the rate of 6%, liquidated on the equity as of January 1, 2011.  For accounting purposes, pursuant to the provisions previously referenced the company adopted as policy to attribute it in its entirety against the equity revaluation account.

(28) Fiscal Contingent Accounts

The following is the detail of the tax contingent accounts:

	June 30	December 31
Excess of presumptive income	$-	-
Difference between accounting and fiscal value of:
Investments	3,432,626	3,840,700
Intangibles	190,224	184,672
Appreciations	7,970,797	6,780,516
	$11,593,647	10,805,888

(29) Control Contingent Accounts

The following is the detail of the control accounts

	June	December 31
Debtors of control
Control of Losses - Equity sharing method	$77,132	-
Adjustment for inflation - assets	885,158	885,367
	962,290	885,367

	June 30	December 31
Creditors of control
Adjustments for inflation - equity	$875,225	875,225

Fiscal creditors
Difference between accounting and fiscal value:
Equity	$11,205,831	10,436,544
Net Income	704,284	656,271
Liabililites	7,367	-
	$11,917,482	11,092,815

(30) Financial Indicators

The detail of financial indicators is:

	June 30	December 31
Liquidity ratio
Current Assets	2.42	3.19
Current Liabilities

Return of assets
Net Earnings
Total assets	3.73%	3.53%

Return on Equity
Net Earnings
Net Shareholder´s Equity	4.24%	4.13%
Leverage
Total liabilities
Net Shareholder´s Equity	13.71%	16.81%

Operating Efficiency
Operating expenses
Total assets	0.25%	0.26%

Working Capital
Current assets – current liabilities	$748,333	1,224,713

Solvency
Shareholder´s Equity	87.94%	85.61%
Total Assets

Operating Margin
Operating Profit	90.57%	91.53%
Operating Income

Liquidity ratio:

The liquidity ratio remains stable and within optimal ranges that indicate the support that exists for the payment of current liabilities.

Operating efficiency:

This indicator remains within the parameters of companies that are characterized by their high operational and administrative efficiency.

Working capital:

Working capital presents a decrease arising out of the increase of the causation of the portion of current portion of financial obligations and outstanding bonds and the reduction of the value in the available.

Solvency:

The solvency of the company is 87.94%, and is mainly reflected in permanent and negotiable investments.

Major variations in the items of the balance sheet:

a) Negotiable Investments

Negotiable investments presented an increase of $1,728 mainly by the strengthening of investment in Fiduciaria Corficolombiana.

b) Permanent Investments

Permanent investments decreased by $186,523 due to homogenized equity variations

c) Valuations

There is an increase by $1,190,281 under this heading, due to recognition of revaluations of investments of Grupo Aval in controlled entitie,s regarding the value of its realization.
	June 30	December 31
Banco de Bogotá	$4,211,951	3,699,262
Banco de Occidente	1,195,272	1,058,546
Banco AV Villas	658,151	-
Banco Popular	2,107,173	2,224,458
	$8,172,547	6,982,266

Included in Note 23

d) Equity Tax

This item presents a long-term balance for total value of $17,196 which corresponds to the tax caused for the years 2012, 2013 and 2014, in accordance with the Act 1370  of December 30, 2009 and Decree 4825 of December 29, 2010.

e) Shareholder´s Equity

The main variations of net worth were:

Capital surplus

Decrease of surplus by equity sharing method by $653,632, which corresponds to the application of the equity method to permanent investments.  The following is the detail of the surplus by the equity sharing method:

	June 30	December 31
Banco de Bogotá S.A.	$777,328	1,240,725
Banco de Occidente S.A.	327,625	407,749
Banco Popular S.A.	-	5,416
Sociedad Administradora de Fondos de
Pensiones y Cesantías Porvenir S.A.	3,944	108,639
Total	$1,108,897	1,762,529
Included Note 20 – Capital surplus

Reserves

It was constituted reserve available to the maximum social body by $2,461,056.  Occasional reserves increased in $266,844 available to the highest social body and approved in the Assembly of shareholders held on March 30, 2012.

Surplus from revaluations

The valuation surplus presented a significant increase, due to the application of the new policy for valuation included in note 10, relating to the accounting and disclosure of the valuation of investments in controlled entities.

	June 30	December 31
Banco de Bogotá	$4,211,951	3,699,262
Banco de Occidente	1,195,272	1,058,546
Banco AV Villas	658,151	-
Banco Popular	2,107,173	2,224,458
	$8,172,547	6,982,266
Included in Note 23 – Surplus in valuation of investments

(31) Other disclosures

The total number of employees was:

	June 30	December 31
Directors	18	15
Other	104	104
Total	122	119

(32) Determination of intrinsic value and net earnings per share

Based on the weighted average number of shares in June 2012 and number of outstanding shares in December 2011, it is determined the intrinsic value and the net earnings per share, thus:

	June 30	December 31
Intrinsic value of the share

Total accounting equity ( general balance sheet)	$17,037,490	16,178,370
Total equity base for calculation of the intrinsec value (A)	$17,037,490	16,178,370

Shares subscribed and paid (Note 19)	18,551,766,453	18,551,299,996
Total outstanding shares (Note 2, literal j) (B)	18,551,766,453	18,551,299,996

Intrinsec value (A) / (B)	$918.38	872.07

Net earnings per share

Profits of the period(1)	$722,574	667,562

On June 30 de 2012 and December 31, 2011
The weighted average of outstanding shares
during the respective period.(2)	$18,552	18,141
Net earnings per share (1) / (2)	38.95	36.80

(33)  Relevant Events

By January 23, 2012, Grupo Aval Limited a subsidiary in Cayman Islands of Grupo Aval Acciones y Valores S.A. issued bonds in the market of international capital in accordance with the Regulation S of the capital market act of 1934 of the United States of America and under Rule 144A, for a total of USD 600 million, with maturity in January 2017 with a deduction of 54.2 Basic, price of 99.458% with an annual interest of the 5.25%.

Consolidated

Financial Statements

June 30, 2012 y 31 and December 31, 2011
with the Report of the Fiscal Auditor

Report of the

Fiscal Auditor

Señores Accionistas
Grupo Aval Acciones y Valores S.A.

I have audited the consolidated general balance sheets of Grupo Aval Acciones y Valores S. A. and the subordinates listed in Note 1 to the financial statements as of June 30, 2012 and December 31, 2011 and the corresponding consolidated income statements, changes in net worth, changes in the financial situation and cash flows, summary of significant accounting policies and other explanatory notes for the semesters ending in those dates.

The financial statements of Banco Comercial AV Villas S.A. and Banco Popular S.A., entities owned by more than 50% by Grupo Aval Acciones y Valores S.A., were audited by other tax reviewers.  These financial statements include total assets which represent 7% and 12% on June 30, 2012 and December 31 in relation to the consolidated total assets and revenues which represent 4% and 9% as of 30 June 2012 and 8% and 14% as of December 31, 2011, in relation to consolidated revenues, respectively.  The reports on the financial statements of Banco Comercial AV Villas S.A. and Banco Popular S.A. have been provided to me, and my opinion in regards to these values are only based on the  reports of the aforementioned tax reviewers.

The administration of the Company is responsible for the adequate preparation and correct presentation of the financial statements in accordance with accounting principles generally accepted in Colombia and the requirements imposed by the Superintendencia Financiera de Colombia. Such responsibility includes: design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements, free of errors of material importance, whether by fraud or error, the selection and application of accounting policies and the establishment of accounting estimates reasonable to such circumstances.

It is my responsibility to issue an opinion on the financial statements based on my audits. I received all information necessary for fulfillment of my duty and conducted examinations according to audit norms generally accepted in Colombia. Such norms require that I satisfy ethical requirements, plan and carry out the audit to achieve reasonable security over whether the financial statements are free of errors of material importance.

An audit includes application of procedures to secure evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on the criteria of the Fiscal Auditor, including evaluation of the risk of errors of material importance in the financial statements. In due course of such evaluation, the Fiscal Auditor takes into account internal control relevant to the preparation and presentation of the financial statements in order to design audit procedures suitable to incumbent circumstances.

An audit also includes evaluation for utilization of suitable accounting policies and the reasonability of accounting balances and estimates conducted by the administration, as well as an evaluation of the general presentation of the financial statements. In my opinion that audit related  evidence, as received, is a reasonable base to support the opinion I express next.

In my opinion, based on my audits and reports of tax reviewers of the Comercial Banco AV Villas S.A. and Banco Popular S.A., the aforementioned consolidated financial statements, attached to this report, present reasonably, in all aspects of material significance, the consolidated financial position of Grupo Aval Acciones y Valores S.A. and its subordinates as of June 30, 2012 December 31 2011, the consolidated results its operations and cash flows consolidated by semesters ended on those dates, in accordance with accounting principles generally accepted in Colombia, applied in a uniform manner.

Without qualifying my opinion, I call attention to note 1 to the consolidated financial statements. On January 23, 2012 it was created Grupo Aval Limited as a subsidiary in the Cayman Islands.  The participation of Grupo Aval Acciones y Valores S.A., in Grupo Aval Limited as of June 30, 2012 is 100%.

Lida Marcela Herrera Vargas Fiscal Auditor of Grupo Aval Acciones y Valores S.A. T. P. 106.020-T Member of KPMG Ltda.

September 5,  2012

Consolidated Balance Sheet
As of June 30, 2012 and December 31, 2011
(Figures in million pesos)

Assets	June 30	December 31
Available:
Cash and Bank deposits (note 4)	$10,952,115	8,781,960
Active Position in the monetary market and
related (note 5)	2,237,865	2,916,627
Total Available	13,189,980	11,698,587

Investments (note 6):
Debt Securities (Fixed Income):	17,393,170	16,213,687
Negotiable	2,749,698	3,450,435
Available for sale	11,224,009	9,691,470
To hold through maturity	3,419,463	3,071,782
Participation Securities (variable income):	3,073,350	2,828,334
Negotiable	1,293,447	1,052,386
Available for sale	1,779,903	1,775,948
Provisions	(8,336)	(8,735)
Total investments, net	20,458,184	19,033,286

Loan Portfolio and financial lease transactions (note 7):
Commercial Loan Portfolio	42,598,938	40,545,544
Consumer Loan Portfolio	21,173,509	19,735,885
Microcredit Loan Portfolio	281,219	284,167
Mortgage Loan Portfolio	4,086,182	4,218,377
Financial Lease Transactions	5,896,773	5,163,767
Provisions	(2,397,724)	(2,306,500)
Total Loan Portfolio and Financial Lease Transactions, net	71,638,897	67,641,240

Accounts receivable - Interest (note 8):
Gross Accounts Receivable - Interest	737,359	644,676
Provision for Accounts Receivable - Interest	(73,102)	(61,156)
Total Account Receivables – Net - Interest	664,257	583,520

Acceptances and Derivatives (note 9)	328,674	418,809
Accounts Receivable Non-Interest - Net (note 8)	1,612,728	1,612,903
Property, plant and equipment, net (note 10)	1,754,048	1,837,711
Operating Lease Transactions, net (note 11)	364,646	323,249
Foreclosed Assets, net (note 12)	88,405	94,967
Prepaid expenses and deferred charges, net (note 13)	2,051,426	1,981,642
Goodwill, net (note 14)	2,893,232	3,109,297
Other assets, net (note 15)	1,671,662	1,073,553
Asset Valuation, net (note 16)	2,600,293	2,091,305
Total Assets	$119,316,432	111,500,070

Memorandum accounts (note 25)	$468,971,802	425,871,982
Contingent accounts, net (note 26)	$2,307,503	6,129,033

Please refer to attached Notes to the consolidated financial statements.

Liabilities and Shareholder´s Equity	June 30	December 31
Liabilities:
Deposits:
Without cost:
Checking accounts	$10,737,089	12,249,991
Other	799,317	1,047,378
	11,536,406	13,297,369
Without cost:
Checking accounts	8,642,978	7,167,800
Time Deposits (note 17)	26,082,519	22,630,493
Saving deposits	28,316,766	27,911,952
	63,042,263	57,710,244
Total deposits	74,578,669	71,007,613

Passive Positions in monetary market operations and related	7,324,754	3,225,145
Bank Acceptances (note 8)	267,125	468,964
Borrowings from Banks and Others (nota 18)	9,629,660	11,437,751
Accounts Payable other than interest (note 19)	2,912,675	3,093,949
Accounts Payable - Interest	394,984	313,030
Other liabilities (note 20)	1,441,021	1,447,769
Bonds (long term debt) (note 21)	7,534,241	6,566,235
Estimated liabilities (note 22)	1,011,838	855,261
Non-controlling Interest (note 23)	5,386,236	5,006,294
Total liabilities	110,481,203	103,422,011

Net Shareholder´s Equity:
Subscribed and Paid-in Capital (nota 24)	18,552	18,552
Preferred stock	4,744	4,744
Common Stock	13,808	13,808
Premium on sale of stock	3,671,668	3,671,053
Retained earnings:	2,808,123	2,773,725
Appropiated Retained Earnings	2,089,606	2,110,365
Inappropiated Retained Earnings (profits of the period)	718,517	663,360
Revaluation of Shareholder´s Equity	1,324,698	920,087
Capital surplus:	1,012,188	694,642
Unrealized gain (loss) in investments available for sale	(153,732)	(187,100)
Asset Valuatiion, net (note 16)	1,165,920	881,742
Total Shareholder´s Equity	8,835,229	8,078,059
Total Liabilities and Shareholder´s Equity	$119,316,432	111,500,070
Total memorandum accounts (note 25)	$468,971,802	425,871,982
Contingent accounts, net (note 26)	$2,307,503	6,129,033

Please refer to attached Notes to the consolidated financial statements.

Consolidated Income Statement
As of June 30, 2012 and December 31, 2011
(Figures in million pesos)

Interest Income:	30 de junio	31 de diciembre
Interest on Loan Portfolio	$3,845,263	3,467,924
Interest on Investment Securities	672,534	358,178
Yield of overnight funds	98,454	80,371
Leasing Transactions	307,739	252,838
Total Interest Income	4,923,990	4,159,311
Interest expense:
Checking Accounts	72,882	48,564
Time Deposits	648,982	488,654
Saving Deposits	519,614	452,783
Borrowings form Bank and Others	240,170	255,307
Interest expense for active position in money market
Operations and related	99,995	82,703
Bonds(long term debt)	260,400	153,079
Total interest expense	1,842,043	1,481,090
Net Interest Margin	3,081,947	2,678,221
Net Expense – Provisions for Loan Portfolio and Accounts Receivable	462,532	433,201
Recovery of charge-offs	(65,281)	(89,427)
Expense - Recovery of provisions for Foreclosed Assets and others	32,928	37,129
Recovery of reserves for Foreclosed Assets
and others assets	(35,549)	(190,693)
Total provision expense, net	394,630	190,210
Net Interest Margin after Net Reserve Expense	2,687,317	2,488,011
Service Fees and Income -Net:
Banking service Fees	675,433	678,196
Branch Network Services	13,948	23,160
Credit Card Fees	165,136	162,145
Fees for transfers, checks and checkbooks	36,682	39,365
Warehousing Services	83,035	92,666
Fiduciary Activities	86,704	76,322
Administration of severance and pension Funds	240,914	238,636
Other	82,136	97,099
Total service fees and Income - Net	1,383,988	1,407,589
Other service fees and expenditures	(218,408)	(225,185)
Total service fees and income, net	1,165,580	1,182,404
Other Operating Income and expenses:
(Losses) earnings in foreign currency transactions	(108,183)	271,231
Earnings (losses) en derivatives transactions	172,958	(134,844)
Earnings (losses) for sale of variable income investments	9,967	30,922
Dividends	89,808	5,760
Communications, rentals and others	102,431	139,722
Income from real sector companies	197,855	204,616
Total other operating income	464,836	517,407
Operating Margin	4,317,733	4,187,822
Operating expenses:
Employee salaries and benefits	938,523	904,272
Bonuses	53,589	54,546
Indemnities	10,263	10,847
Administrative and other expenses (note 27)	1,249,718	1,283,390
Deposit insurance	91,355	84,087
Donations	4,999	11,357
Depreciation	148,555	141,756
Amortization of mercantile credit	46,323	35,801
Total Operating Expenses	2,543,325	2,526,056
Net Operating Margin	1,774,408	1,661,765
Non-operating income (expense) (note 28):
Other Income	201,619	131,307
Other expenses	(107,545)	(84,476)
Total non- operating result	94,074	46,831
Earnings before taxes	1,868,482	1,708,596
Income Tax	(677,727)	(596,804)
Net Earnings before Non-controlling Interest	1,190,755	1,111,792
Non-controlling Interest	(472,238)	(448,432)
Net Earnings attributable to Grupo Aval shareholders	$718,517	663,360
Net Earnings per share (in pesos)	$38.73	36.57
Please refer to attached Notes to the consolidated financial statements.

Consolidated Statement of Changes in Shareholder´s Equity
Semesters ended in June 30, 2012 and December 31, 2011
(Figures in million pesos)

                                                                                     Retained Earnings

	Subscribed And Paid-in capital	Premium Sale Stock	Appropiated Retained Earnings	Inappropiated Retained Earnings	Revaluation of Equity	Unrealized (loss) Earnings	Asset Valuation	Total Equity
Balance at June 30, 2011	$17,617	2,973,532	1,865,420	622,832	921,082	(130,608)	1,215,012	7,484,887

Transfer of results	-	-	622,832	(622,832)	-	-	-	-

Issuance of shares (note 24)	935	697,521	-	-	-	-	-	698,456

Recoveryt of dividends first semester	-	-	6,737	-	-	-	-	6,737

Distribution of Cash Dividends	-	-	(389,587)	-	-	-	-	(389,587)

Donations to victims of floods	-	-	(1,206)	-	-	-	-	(1,206)

Unrealized Earnings	-	-	-	-	-	(62,244)	-	(62,244)

Conversion Adjustment	-	-	-	--	-	5,752	-	5,752

Revaluations (note 16)	-	-	-	-	-	-	(333,270)	(333,270)

Revaluation of Net Worth	-	-	-	-	(995)	-	-	(995)

Others	-	-	6,169	-	-	-	-	6,169

Earnings of the Period	-	-	-	663,360	-	-	-	663,360

Balance at december 31, 2011	$18,552	3,671,053	2,110,365	663,360	920,087	(187,100)	881,742	8,078,059

Transfer of results	-	-	663,360	(663,360)	-	-	-	-

Issuance of shares (nota 24)	-	615	-	-	-	-	-	615

Distribution of Cash Dividends	-	-	(400,718)	-	-	-	-	(400,718)

Donation to victims of floods	-	-	(1,143)	-	-	-	-	(1,143)

Unrealized earnings	-	-	-	-	-	13,481	-	13,481

Conversion Adjustments	-	-	(3,733)	-	-	-	-	(3,733)

Revaluations (note 16)	-	-	-	-	-	-	316,506	316,506

Transfers	-	-	(278,525)	-	404,781	19,887	(32,328)	113,815

Payment of Property Tax	-	-	-	-	(170)	-	-	(170)

Net Earnings of the Period	-	-	-	718,517	-	-	-	718,517

Balance at June 30, 2012	$18,552	3,671,668	2,089,606	718,517	1,324,698	(153,732)	1,165,920	8,835,229
Please refer to attached Notes to the consolidated financial statements

Consolidated Changes in the Financial Condition
Semesters ended in June 30, 2012 and December 31, 2011
(Figures in million pesos)

	June 30	December 31
FUNDS GENERATED FROM:
Operating Activities:
Earnings of the Period	$718,517	663,360
Non-controlling Interest	472,238	448,432
Items that do not generate (use) funds:
Provision - Investments	(399)	(174,487)
Provision – Loan Portfolio and Accounts Receivable	397,251	343,774
Provision –Foreclosed Assets and Other assets	(2,621)	24,288
Recovery of provisions	100,830	(280,120)
Depreciation	148,554	141,756
Amortizations	46,323	35,801
Earnings on sale of variable income investments	(8,939)	(40,297)
Gain on Valuation of Derivatives	(116,118)	(149,335)
Gain on sale of Foreclosed Assets	(2,621)	(2,601)
Gain on sale of Property, Plant and Equipment	(6,711)	(5,611)
Deferred Income Tax	(37,727)	32,276
Funds generated from Operations	1,708,577	1,037,236

Funds generated from other sources:
Proceeds from sale of foreclosed assets	39,374	43,339
Proceeds from sale of property plant and equipment	120,702	205,011
Goods received in payment	6,562	-
Investments	-	466,418
Deposits and liabilities	3,571,056	5,411,158
Overnight funds , interbank liabilitties	4,099,609	-
Banker Acceptances	-	1,210,008
Accounts Payable	-	333,283
Bonds (long term)	968,006	1,465,451
Estimated liabilities and provisions	1,011,839	-
Other liabilities	-	70,737
Other assets and liabilities, net	801,736	895,668
Total funds provided	12,327,461	11,138,309

FUNDS USED:
Additions to Property Plant and Equipment	381,955	489,065
Overnight Funds interbank liabilities	-	1,975,754
Borrowings from Banks and Others	1,808,091	-
Accounts Payable	99,320	-
Estimated liabilities and provisions	-	32,131
Other liabilities	6,748
Assets surrender in leasing transactions	733,006	819,544
Dividends paid	392,190	245,411
Investments	1,407,827	-
Loan Portfolio	5,802,541	6,985,756
Acceptances and derivatives	111,704	-
Accounts receivable	92,683	84,549
Foreclosed assets	-	6,758
Total funds used	10,836,065	10,638,968
Net increase of funds	$1,491,396	499,340
Please refer to attached Notes to the consolidated financial statements

Consolidated Statement of Cash Flow
Semesters ended in June 30, 2012 and December 31, 2011
(Figures in million pesos)

	June 30	December 31
Cash Flow from operating activity:
Net earnings of the period	$718,517	663,360
Non-controlling Interest	472,238	448,432
Adjustments for conciliation of net earnings and net cash from operating activity:
Depreciation of property plant and equipment	148,554	141,756
Amortization of goodwill	46,323	35,801
Provision – Loan portfolio and accounts receivable, net	397,251	343,774
(Recovery) Provision Foreclosed Assets and Other Assets, net	(2,621)	24,288
Provision - Investments, net	(399)	(174,487)
Gain on sale of investments, net	(8,939)	(40,297)
(Gains) loss on sale of foreclosed assets	(7,630)	2,601
Gain on sale of property plant and equipment	(6,711)	(5,611)
(Gain) loss on valuation of derivatives	(116,118)	149,335
Net change in assets and liabilities	844,170	(195,010)
Net cash generated from Operating Activity	2,484,635	1,393,942
Cash Flow from investment activity:
(Increase) Loan Portfolio and Financial Lease Transactions	(5,802,541)	(6,985,756)
Proceeds from sale of property plant and equipment	120,702	205,011
Proceeds from sale of foreclosed assets	39,374	43,339
Acquisition of property plant and equipment	(381,955)	(489,065)
(Increase) decrease in investments, net	(1,407,827)	466,418
Net Cash used in investment activities	(7,432,247)	(6,760,053)
Cash Flow from financing activity:
Dividend payment	(392,190)	(245,411)
Increase in deposits	3,571,056	5,411,158
Increase (decrease) of interbank loans and overnight funds	4,099,609	(1,975,754)
(Decrease) increase in borrowings from bank and others	(1,808,091)	1,210,008
Bonds (Long term debt)	968,006	1,465,451
Issuance of shares and additional paid in capital	615	-
Net cash flow from financing activity	6,439,005	5,865,452
Increase of cash and cash equivalents	1,491,393	499,341
Cash and cash equivalents at the beginning of the semester	11,698,587	11,199,246
Cash and cash equivalents at the end of the semester	$13,189,980	11,698,587
Please refer to attached Notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
Semesters ended in June 30, 2012 and December 31, 2011
(Figures in million pesos)

(1) Organization and Background

Grupo Aval Acciones y Valores S.A. (hereinafter "Grupo Aval" or the "Company") was incorporated under Colombian law on January 7, 1994, with main offices and commercial address in the city of Bogotá, D.C., Colombia.  Main corporate purpose of Grupo Aval consists of the purchase and sale of securities issued by financial and commercial institutions.  In development of its corporate purpose of the company is the largest shareholder of financial institutions (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) and its main purpose carry out all  transactions, actions and services inherent to the banking business according to applicable laws and regulations. Through its direct and indirect investments in the Corporacion Financiera Colombiana S.A. ("Corficolombiana") and the Sociedad Administradora de Fondos de Pensiones y Cesantias Porvenir S.A. ("Porvenir"), the company is also present in investment banking, investments in the real sector and pension and severance fund administration business in Colombia.

According to the bylaws, Grupo Aval can (i) promote the creation of all kinds of companies related to its corporate purpose; (ii) represent natural and legal persons engaged in similar or complementary activities; (iii) take or surrender loans with or without interest; (iv) deliver properties as guarantees; (v) issue, endorse, acquire, protest, cancel, or pay drafts, checks, promissory notes or any other securities, or accept them or give them in payment; (vi) participate in companies that pursue similar or complementary corporate interests and freely use its capital for participation in such companies; (vii) render services in areas related to its activities, experience and knowledge of Colombia; and (viii) execute or engage in general, acts and contracts related to the above, to enable the exercise of rights and the fulfillment of its obligations.

Duration of the company as established by its by-laws is until May 24, 2044, although it may be dissolved or extended prior to such term.

The consolidated Financial Statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of Grupo Aval Acciones y Valores S. A. and its majority owned subsidiaries in which it holds, directly or indirectly 50% or more of the outstanding voting shares, except the participations in funds or collective portfolios which according to current regulations do not require consolidation

All significant intercompany transactions between the consolidated companies have been eliminated in the Consolidation.

Following are those entities in which Grupo Aval Acciones y Valores S. A. directly consolidates its financial statements

Banco de Bogotá S.A.

A private capital corporation with main offices in the city of Bogota, incorporated through Public Deed number 1932 of November 15, 1870 of Notary Two of Bogota D. C.. By resolution number 3140 on September 24, 1993  Colombian Superintendency of Finance renewed definitively the operating permit.  The duration established in the bylaws lasts until June 30, 2070 but can be dissolved or extended prior to that term.  The Bank has as corporate purpose celebrating or executing all operations and contracts legally permitted to banking establishments of commercial nature, subject to the requirements and limitations of the Colombian law.

By June 30, 2012, the bank operated with eight thousand two hundred eighty-four (8,284) employees with employment contract three hundred sixty-eight (368) through a civil contract of learning and seven hundred and seventy-two (772) temporary employees; In addition the Bank hires through the modality of outsourcing with specialized companies a total of three thousand two hundred and thirty (3,230) people through five hundred and sixty one (561) branches, five

(5) Centers of Corporate Services (CSC), three (3) centers of PYME services, forty-six (46) offices of collections and payments, eighteen (18) offices of advice to entrepreneur, twelve (12) cashier extensions with own code, ninety (90) cashier extensions without own code, thirteen (13) office extensions, eight (8) Premium offices, twenty (20) service centers 24 x 7, two hundred and thirty-one (231) non-banking correspondents, thirteen (13) Servicajas, two (2) customer care offices , four (4) centers of attention of clearance with special services, three (3) centers of attention of clearance without own code, four (4) Basic offices and two (2) agencies, one in New York City and another in Miami.  Besides, it has one hundred per cent (100%) ownership in overseas subsidiaries known as Banco de Bogotá S.A. Panama, which includes Bank of Bogotá Nassau, Bogotá Finance Corporation Bank in Cayman Islands and Leasing Bogotá S.A. Panama, which includes BAC Credomatic Inc. Other subordinates and investments are presented in Note 6.

Banco de Occidente S.A.

Private entity legally incorporated as a banking establishment, authorized to operate under the terms of resolution for renewal No. 3140 of September 24, 1993 of the Colombian Superintendency of Finance. Incorporated on September 8, 1964 through public deed No. 659 of Notary 4 of Cali.

The Bank has its main domicile in Cali. The duration established in the by-laws is 99 years from its date of incorporation.  In pursuit of its corporate purpose, the bank can execute operations and contracts legally permitted to banking establishments of commercial nature, subject to the requirements and limitations of the Colombian law.

On June 30, 2012 the Banco de Occidente S.A. operates with 6,828 employees through 211 offices in the Colombian territory.

Banco Comercial AV Villas S.A.

It is a private entity, with main domicile in the city of Bogotá D.C., incorporated by means of public deed number 5700 of November 24, 1972. The duration established in its by-laws is until October 24, 2071, but the corporation may either be dissolved or extended prior to such date.  The Bank’s main corporate purpose is to enter into and execute all operations and contracts legally permitted to banking establishments of commercial nature subject to the requirements and limitations of Colombian law.  It operates through two hundred and fifty (250) branches across the country and two hundred (200) service centers through non-bank correspondents.

Banco Popular S.A.

It is an entity which ownership at June 30, 2012 belongs 98% to the private sector an 2% to the Colombian State, domiciled in the city of Bogotá D.C., and organized on July 5, 1950 through the Decree No. 359 of the Mayor of Bogotá, formalized in deed no. 5858 of November 3, 1950 of Notary 4 Bogotá.  The term of duration of the Bank is until June 30, 2050. The corporate purpose of the Bank is development of activities, operations and services which by nature correspond to a banking establishment, to engage in the sale of merchandise or other negotiable objects through its Auction House (“The Hammer”). It operates through one hundred and eighty three (183) offices that offer all banking services, twenty-five (25) cashier extensions, two (2) supercades, a (1) rapicade, one hundred ninety-one (191) non-banking correspondents, thirteen (13) service stations, eight (8) centers of clearance, forty-five (45) centers of collection and (918) nine hundred eighteen ATMs in the Colombian territory.

On June 20, 2011, through public deed of Division No. 2936 of notary 73 of Bogotá, it was perfected the process of split between the company being divided Rendifin S.A. and the beneficiary company Grupo Aval Acciones y Valores S. A., by virtue of which Grupo Aval Acciones y Valores S.A., in his capacity as beneficiary, received, as  main asset, 3,358,446,312 shares that Rendfin S. A.  owned in Banco Popular SA, which increased it participation from the 30.66% to the 74.13%.  For his part, Rendifin S.A. received 2,073,115,007 preferred shares issued by Grupo Aval Acciones y Valores S.A.

On September 19, 2011, through public deed of Division No. 4631 of notary 73 of Bogotá, it was perfected the process of division between the divided companies Inversiones Escorial S.A and Popular Securities, and the receiving company Grupo Aval Acciones y Valores S.A., by virtue of which Grupo Aval Acciones y Valores S.A., in his capacity as beneficiary, received, as main asset, 1,514,163,964 shares that the divided companies possessed in Banco Popular SA which increased the percentage of participation of Grupo Aval from 74.13% to 93.73%.. For this part, Escorial investments S.A. and Popular Securities received each 467,334,563 preferred shares issued by Grupo Aval Acciones y Valores S.A.

Grupo Aval Limited

It was organized in Cayman Island son December 29, 2011 as a vehicle of special purpose, including debt issue.

Detail of permanent investments owned by the parent company is as follows:

	June 30			December 31
	% Participation	No. of Shares		% Participation	No. of Shares
In controlled entities:
Banco de Bogotá S. A.	64.44	184,830,376		64.44	184,830,376
Banco de Occidente S. A.	68.24	106,385,430		68.24	106,385,430
Banco Comercial AV Villas S. A.	79.85	179,453,557	(1)	79.85	179,453,557
Sociedad Administradora de
Pensiones y Cesantías: Porvenir S. A.	20.00	15,085,589	(2)	20.00	14,691,903
Banco Popular S. A.	93.73	7,241,296,738	(3)	93.73	7,241,296,738
Grupo Aval Limited	100	1	(4)	-	-
In non controlled entities:
Taxair S. A.	0.01	1,117		0.01	1,117

(1)	On June 30, 2012 and 31 December 2011, the society had 179,192,996 shares and 260,561 preferential.
(2)	In the second half of 2011were received 400,304 shares worth $8,246 corresponding to the capitalization of profits.
(3)
On June 20, 2011, through the public deed of Escision No. 2936 of the 73 notary of Bogotá, it was perfected the process of division between the company being divided Rendifin S.A. and the receiving company Valores S.A. and Grupo Aval by virtue of which Grupo Aval Acciones y Valores S.A., in his capacity as beneficiary, received, as a main asset, 3,358,446,312 shares Rendifin owned in the Banco PopularS.A. with which Grupo Aval  increased their percentage of participation from the 30.66% to the 74.13%.   For his part, Rendifin S.A. received 2,073,115,007 preference shares issued by Grupo Aval Acciones y Valores S.A.
On September 19, 2011, through the public deed of Division No. 4631 of  notary 73of Bogotá, it was perfected the process of division between the breakaway companies investment Escorial S.A and Popular Securities, and the beneficiary company Grupo Aval  Acciones y Valores S.A. by virtue of which Grupo Aval Acciones y Valores S.A., as a beneficiary, received, as main asset, 1,514,163,994 actions that those possessed in Banco Popular S.A. which increased its percentage of participation from the 74.13% to the 93.73%. For their part, Escorial Investments S.A. and Popular Securities received 467,334,563 preferential shares, each, issued by Grupo Aval Acciones y Valores  S.A.

(4)	In January 2012, Grupo Aval Limited was created as a subsidiary in the Cayman Islands.

Banco de Bogotá S.A. consolidates as follows:

	June 30				December 31
	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Banco de Bogotá (Matriz)	$46,407,277	38,056,241	8,351,036	617,692	$43,264,854	35,164,553	8,100,301	593,740
Almacenes Generales de Depósito
ALMAVIVA S.A. y Subordinadas	205,534	55,518	150,016	7,434	201,572	52,798	148,774	7,971
Fiduciaria Bogotá S. A.	194,312	46,760	147,552	28,659	183,575	48,998	134,576	25,683
Corporación Financiera Colombiana S.A.
y Subordinadas	12,281,439	9,190,869	3,090,570	209,187	10,280,332	7,349,963	2,930,368	234,442
Sociedad Administradora de Pensiones
y Cesantías - Porvenir S. A. y Subordinada	932,625	241,960	690,666	105,694	801,808	181,499	620,309	78,692
Banco de Bogotá S. A.- Panamá
y Subordinada	1,314,820	1,213,772	101,048	7,143	1,428,409	1,314,481	113,929	4,136
Bogotá Finance Corporation	148	-	148	-	161	-	161	1
Leasing Bogotá S. A. – Panamá y subordinadas	19,335,686	16,088,935	3,246,751	209,878	19,830,965	16,377,752	3,453,213	170,378
Corporación Financiera Centroamericana FICENTRO	5	5	-	-	6	6	-	-
Megalínea S. A.	48,472	20,351	28,120	329	8,057	5,935	2,123	385
Casa de Bolsa S. A.	6,994	4,779	2,215	92	32,414	4,138	28,276	102
	$80,727,312	64,919,191	15,808,121	1,186,108	$76,032,153	60,500,123	15,532,030	1,115,530
Consolidated	$73,747,059	66,474,578	7,272,481	664,782	$68,809,602	61,963,708	6,845,894	565,289

Banco de Occidente S.A. consolidates as follows:

	June 30				December 31
	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Banco de Occidente (Matriz)	$22,267,996	19,159,510	3,108,486	223,616	$20,950,830	17,920,268	3,030,562	226,937
Fiduoccidente S.A.	123,281	36,008	87,273	15,753	112,422	30,390	82,032	13,061
Banco de Occidente S.A. -(Panamá) S.A.	1,300,737	1,246,281	54,456	791	1,274,137	1,219,546	54,591	(1,661)
Occidental Bank Barbados Ltda.	351,248	315,023	36,255	730	355,290	319,035	36,255	848
Ventas y Servicios S.A.	24,118	17,905	6,213	626	15,589	10,747	4,842	718
	$24,067,380	20,774,727	3,292,653	241,516	$22,708,267	19,499,985	3,208,282	239,903
Consolidado	$23,450,926	20,358,615	3,092,310	224,565	$22,180,088	19,165,042	3,015,046	224,401

Banco Comercial AV Villas S.A. consolidates as follows:

	June 30				December 31
	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Banco Comercial AV Villas (Matriz)	$8,216,497	7,229,772	986,725	81,442	7,600,089	6,665,346	934,743	90,022
A Toda Hora S.A. (ATH)	24,154	17,268	6,886	433	23,061	16,563	6,498	(153)
	$8,240,651	7,247,040	993,611	81,875	7,623,150	6,681,909	941,241	89,869
Consolidated	$8,235,692	7,248,937	986,755	81,615	7,618,247	6,683,678	934,569	89,960

Banco Popular S.A. consolidates as follows:

	June 30				December 31
	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Banco Popular (Parent)	$14,708,386	12,769,636	1,938,750	180,629	14,151,426	12,286,211	1,865,215	173,333
Alpopular S.A.	136,655	17,869	118,785	2,856	114,842	18,599	96,243	3,120
Fiduciaria Popular S.A.	62,273	11,112	51,161	3,198	58,159	8,974	49,185	2,530
Inca S.A.	45,992	14,983	31,009	2,776	51,774	18,139	33,635	2,994
	$14,953,306	12,813,601	2,139,705	189,460	14,376,200	12,331,922	2,044,278	181,977
Consolidated	$14,805,996	12,852,824	1,953,172	182,376	14,251,434	12,368,084	1,883,351	175,676

(2) Effect of Consolidation

The effect of consolidation on the structure of the financial statements of the Parent company was as follows:
	June 30				December 31
	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Individual	19,402,047	2,335,896	17,066,151	716,842	18,897,255	2,718,885	16,178,370	667,562
Consolidated	119,202,863	110,478,021	8,724,842	742,380	111,500,070	103,422,011	8,078,058	663,360
Variation	99,800,816	108,142,125	(8,341,309)	25,538	92,602,815	100,703,125	(8,100,312)	(4,202)
Increment	514.38%	4,629.58%	(48.88%)	3.56%	490.03%	3,703.84%	(50.10%)	(0.63%)

The subordinates, by statutes have semi-annual accounting closures, except the following entities which sub- consolidate in the subordinates, and have annual accounting closures audited by the corresponding Fiscal Auditors:

Banco de Bogotá S.A.:
Banco de Bogotá Finance Corporation
Banco de Bogotá Panamá
Leasing Bogotá S.A. - Panamá
Corporación Financiera Centroamericana S.A. FICENTRO

Banco AV Villas S.A.:
A Toda Hora S.A.

Banco de Occidente S.A.:
Banco de Occidente (Panamá)
S.A. Occidental Bank Barbados
Ltd. Ventas y Servicios S.A.

Banco Popular S.A.:
Inca S.A.

(3) Main accounting policies

(a) Submission of Financial Statements

Grupo Aval prepares its financial statements subject to the generally accepted accounting principles enacted by decree 2649 of 1.993, External Memo No. 002 of 28th January 1998 and the Joint memo of the Superintendency of Societies No 100-000006 and the Colombian Superintendency of Finance No 11 of August 18th 2005. Nonetheless, keeping in mind that the main institutions that consolidate are financial, the Grupo Aval does not submit financial statements classified in current and non-current assets and liabilities.

(b)Basic Accounting and Consolidating Policy

Accounting policies and the preparation of financial statements of the Parent Company comply with generally accepted accounting standards in Colombia and those of the Subordinate companies comply with the generally accepted principles and instructions of Colombians Superintendency of Finance.

Financial statements of foreign Subordinates have been adjusted to allow the adoption of uniform accounting practices in agreement with the Generally Accepted Accounting Principles in Colombia.

For the purpose of applying uniform accounting policies for similar transactions and events for similar transactions and events under similar circumstances, the financial statements of the Subordinates were homogenized in agreement with External Memo 002 of 1998 to standards of Colombia’s Financial Superintendence (Memo 100 of 1995 and to that which is not regulated Decree 2649 of 1993), is applied as follows:

	June 30				December 31
Entity	Assets	Liabilities	Equity	Earnings (loss) of the period	Assets	Liabilities	Equity	Earnings (loss)of the period
Banco de Bogotá Consolidated
Decree 2649 of 1993	$73,675,528	66,450,197	7,225,331	664,967	$68,837,533	62,033,866	6,803,667	549,930
Standards for audited	73,747,059	66,474,578	7,272,481	664,782	68,809,602	61,963,708	6,845,894	565,289
Variation	(71,531)	(24,381)	(47,150)	185	27,931	70,158	(42,227)	(15,359)
Banco de Occidente Consolidated:
Decree 2649 of 1993	23,368,099	20,358,615	3,009,483	228,045	21,556,005	19,165,042	2,390,961	242,106
Standards for audited	23,450,926	20,358,615	3,092,310	224,978	22,180,088	19,165,042	3,015,046	432,109
Variation	(82,827)	-	(82,827)	3,067	(624,083)	-	(624,085)	(190,003)
Banco Comercial AV Villas Consolidated:
Decree 2649 of 1993	8,216,671	7,248,937	967,734	73,841	7,614,210	6,683,676	930,531	90,145
Standards for audited	8,235,692	7,248,937	986,755	81,615	7,618,247	6,683,678	934,569	90,173
Variation	(19,021)	-	(19,021)	(7,774)	(4,037)	(2)	(4,038)	(28)
Banco Popular Consolidated:
Decree 2649 of 1993	14,636,328	12,858,661	1,777,667	175,577	13,976,999	12,368,084	1,608,914	166,232
Standards for audited	14,805,996	12,859,135	1,946,861	179,963	14,251,434	12,368,084	1,883,351	175,676
Variation	(169,668)	(474)	(169,194)	(4,386)	(274,435)	-	(274,437)	(9,444)
Homogenization effect - Banks	(343,047)	(24,855)	(318,192)	(8,908)	(874,624)	70,155	(944,786)	(214,834)
Total consolidated:
Under decree 2649 de 1993	119,896,626	106,916,410	12,980,216	1,142,430	111,984,747	100,250,667	11,734,073	1,048,413
Parent	19,402,047	2,335,896	17,066,151	716,842	18,897,256	2,718,886	16,178,370	667,562
Grupo Aval Limited	1,071,727	1,094,721	(22,995)	(22,994)	-	-	-	-

Total combined	140,370,400	110,347,027	30,023,372	1,836,278	130,882,002	102,969,553	27,912,443	1,715,975

Elimination of consolidation	(21,167,537)	130,994	(21,298,530)	(1,118,954)	(19,381,932)	461,097	(19,834,385)	(1,052,615)
Total consolidated	$119,202,863	110,478,021	8,724,842	717,324	$111,500,070	103,430,650	8,078,058	663,360

The main homogenization accounting entries performed by subordinates from the financial business sector were the following:

(1)	Adjustments for inflation were calculated from 1st January 2001 until the 31st December 2006.

(2)	Investments were valued though the linear accrual method, adjusting the non-performed estate accounts of results, gains or losses and surpluses due to valuations.

Balances of loan portfolios and financial leasing operations, asset and liability positions from monetary markets and derivatives, goods received as payment, are established based on standards set by Colombia’s Financial Superintendence, which is the one that regulates operations developed though financial institutions in the country.

(c) Conversion of Foreign Currencies

Assets, liabilities and patrimony in foreign currency included in the consolidation were converted into Colombian pesos at the average market exchange rate calculated the last working day of the month and certified by Colombia’s Financial Superintendence. On the 30th of June 2012 and 31st December 2011 the exchange rates applied by the Subordinates were COP $1,784.60 and COP $1,942.70, respectively.

The results accounts were converted to Colombian pesos using the rates of COP $1,794.16 and COP $1,857.47 per dollar corresponding to average value of the exchange rates that reflect the market, registered between the 1st of January and the 30th of June 2012 and the 1st of July and the 31st December 2011, respectively. The average exchange rate was calculated excluding Saturdays, Sundays and holidays and divided by the number of working days in the semester.

Subsidiaries abroad have currencies different from the pesos. To transfer them to Colombian pesos the following procedure is followed:

Balance accounts are converted into pesos at “Market Reflecting Rates or the type of exchange rate applicable in the market at the end of the period as established by the Financial Superintendence (except for the capital accounts that are converted to historical exchange rates). The types of exchange rates on the 30th of June 2012 and the 31st of December 2011 were COP $1,784.60 and $1,942.70, per US$ 1.00, respectively. Consolidated Statements of the results accounts for the semesters that ended the 30th of June 2012 and the 31st of December 2011 were converted into pesos using average types of daily exchange rates of COP $1,794.16 and $1,857.47 per US$ 1.00, respectively. Exchange rate differences originated in the patrimonial accounts are logged as “conversion adjustments” in the net patrimony and the differences arising in the conversion of results, are registered as “gains (losses), in net, exchanges.”

(d) Cash Equivalents

For purposes of cash flow status, active positions in operations of money markets and related ones are considered as cash equivalents.

(e) Asset and Liability Positions in Market Operations and Related ones

It groups operations of inter-banking funds, re-purchase (repo) operations, simultaneous operations and temporary transfer operations of securities.

Ordinary Inter-banking Funds

It is considered to be inter-banking funds those that are placed or received directly by the Subordinates in another financial institution, without mediation of a pact of transfer of investments or of loan portfolios. They are operations related to the business objective agreed upon for a term of no more than 30 calendar days, as long as the aim is to take advantage of surpluses or compensate liquidity defects. Likewise, they include over-night transactions performed with foreign banks and using funds from the Subordinates.

Yields per interests derived from the operation are logged in the status results

Operations not cancelled within the term indicated are legalized and posted in books in the loans portfolio group except for those performed with the Banco de la República.

Repurchase (REPO) Operations

A repo operation comes about when Subordinates acquire or transfer securities in exchange for the delivery of a sum of money, assuming in such action and moment the commitment to transfer or acquire the property again from their “counterpart” on the same day or at a later date at a set price for securities of the same nature and characteristics.

The initial amount may be calculated with a discount over the market price for the securities subject for the operation; it may be established that during the validity of the operation the securities initially delivered by others are substituted and restrictions to the mobility of the securities subject to the operation may be imposed.

The yield registered from this entry are calculated exponentially during the term of the operation and are placed in the results status.

The transferred securities subject to the repo operation must be registered in contingent accounts receivable or payable, depending on whether they are open or closed repo operations, respectively.

Simultaneous Transactions

They arise when Subordinates acquire or transfer securities in exchange for the delivery of a sum of money, assuming in the same moment the commitment to transfer or acquire the property again on the same day or at a later date and at a set price for securities of the same nature and characteristics.

It may not be established that the initial amount may be calculated with a discount over the market price for the securities subject for the operation; it may not be established that during the validity of the operation the securities initially delivered by others are substituted and no restrictions may be imposed to the mobility of the securities subject to the operation.

This entry logs yields caused by the acquirer and that the transferor pays as a cost of the simultaneous operation during the term of the latter.

The difference between the current value (cash delivery) and the future value (final price of transference), constitute an earning under the heading of financial yields calculated exponentially during the life of the operation and is acknowledged under status of results.

The securities transferred subject to the simultaneous operation must be registered in contingent loan or credit accounts for active or passive positions respectively.

Transaction for the Temporary Transfer of Securities

Are those where the Subordinates transfer ownership of some securities with the agreement to transfer them on the same date or at a later date. At the same time, the counterpart transfers to the Subordinate the ownership of other securities or sums of money for the same or greater value of the securities subject to the operation.

(f) Investments

The investments of the Parent company are represented in securities and remaining documents under the care of other financial institutions, acquired for the purpose of attaining fixed or variable earnings and having direct or indirect control of any company.

Investments of the Subordinates correspond to titles acquired with the aim a secondary liquidity reserve, acquiring the direct or indirect control of any company from the financial or technical services sectors, complying with the legal and statutory dispositions, or with the sole objective of eliminating or reducing exposure of assets, liabilities or other elements of financial statements to market risks.

Investment balances from financial subordinates have been valued for purposes of consolidation through the method of linear causation (that includes the accumulated costs through their history), nonetheless the following policy is the one such institutions apply in their individual balances for the classification, valuation and registration of their investments:

The valuation of investments has the key objective of calculating, accounting logging and disclosing to the market on the value or fair trading price some securities could be negotiated in a given date in agreement with its specific characteristics and within the prevailing market conditions on such a date.

Determining the fair trading value or price of securities takes into account all the criteria necessary to guarantee compliance with the objective of investments valuation as follows:

Objectivity. Establishing and assigning the fair trading price or value is done based on technical and professional criteria that acknowledge the effects derived from changes in the behavior of all variables that may affect such price.

Transparency and representativeness. The fair trading price or value of a security is determined and assigned for the purpose of revealing an economic result that is certain, neutral, verifiable and representing the rights incorporated in the respective bond or security.

Permanent assessment and analysis. The fair trading price or value attributed to a bond or security is founded on the permanent assessment and analysis of the market conditions, of the bond issuers and of the respective bond issue. Variations in such conditions are reflected in changes in their previously assigned value or price with the frequency established for the valuation of investments.

Professionalism. The establishing of the fair trading value or price of a bond or security is based on the conclusions arising from the analysis and study that a prudent and diligent expert would perform, aimed at search, attaining knowledge and assessment of all relevant information in such a way that the established price reflects the actual amounts that would reasonably be received for their sale.

Shown below, the way in which the different types of investments are classified, valued and accounted

Classification	Term	Characteristics	Valuation	Accounting
Negotiable	Short term	Securities acquired for profit due to price fluctuations
Use the fair trading prices, reference rates and/or margins calculated and published daily by the Colombia Stock Exchange. This procedure is done in a daily basis.

Investments in bonds or securities or treasury or private bonds issued abroad by foreign issuers are valued in agreement with verified information of the generic dirty price value published by a reputed information provider platform at 16:00, official Colombian time.

On days when it is not possible to find or estimate a price of valuation for the security or valuable, such securities or securities are valued exponentially from the internal ROI.

This procedure is performed on a daily basis.

Any difference detected between the actual market value and and the immediately previous one is logged as greater or lesser value of investment and its counterpart affects the period results. This procedure is done on a daily basis.

Complying with External Memo 014 of 2007 from the Financial Superintendence of Colombia, investments are  valued at Market prices as of the same day of acquisition,  thus, posting of changes between acquisition cost and market value of investments is performed as of the date of purchase.

Negotiable-equity securities	Short term	Grant holders of respective securities the nature of part-owner of issuer. It includes investments on collective loan portfolios for the purpose of attaining profits.
Investments on equity investments issued and negotiated in Colombia are valued according to the prices provided by agents authorized by Columbia’s Financial Superintendence, based on the  information of the Stock Exchange where they are negotiated.

Participation in collective loan portfolios are valued keeping in mind the unit value calculated by the managing company on the date immediately before to the date of valuation.

The difference arising between the actual market value and the immediately previous one registered as greater or lesser investment value and its setoff affects the results for the period.

This procedure is performed on a daily basis.

In equity securities: They are registered for the cost of acquisition of investments. The dividends or profits that are distributed in kind, including those derived from the  funding of the patrimonial revaluation account are not logged  as an earning and thus, they will not affect the value of the  investment. In this case the procedure will be only to modify  the number of shares in the respective accounting books.  The dividends or profits that are distributed in cash, will  be posted as a lesser value of the investment..

Classification	Term	Characteristics	Valuation	Postings
To hold until they are due	Until due date
Securities respect of which their Subordinates have the serious intent and the legal, contractual, financial and operational capacity of keeping until their maturity or redemption period issue.

No liquidity operations may be performed on these investments and neither  simultaneous repo operations or the  temporary transfer of securities, except  when it deals with mandatory or  regulatory investments subscribed in  the primary market and as long as the  counterpart of the operation is the  Central Bank (Banco de la República), lthe  General Directorate of Public Credit and the  National Treasury and institutions  overseen by Colombia’s Financial  Superintendence.

Likewise they may be turned in as collateral  in a central risk chamber of the counterpart  to back compliance with accepted  operations by the latter for its  compensation and liquidation.
Exponential starting from the calculated internal rate of return at the time of purchase. This procedure is done on a daily basis.
Present value is posted as a greater value of investment and its setoff are posted in the results of the period.

This procedure is performed daily.

Due yields pending collection are posted as a greater

Available for the sale of treasury bonds	One year
Securities respect of which their Subordinates have the serious intent and the legal, contractual, financial and operational capacity of keeping for at least one (1) year counted as of the day when they were classified in this category.

When the year is due, the first working day immediately classifying them as negotiable or to keep until they are due. Investments classified in this category may be used as derived financial instruments when the counterpart is a central risk chamber of counterpart.

Likewise, repo liquidity operations can be performed simultaneously or of temporary transfer of securities.

They use fair trading prices, reference rates and margins calculated and published daily by the Colombia Stock Exchange.

The investments represented in securities or treasury bonds issued abroad by foreign issuers are valued based on the information verified of the generic dirty price published by a reputed platform that provides information at 16:00 official Colombian time.

On the days that it is not possible to find or estimate a price of valuation for the securities or securities are valued exponentially starting from the collateral backing the negotiation of internal rate of return.

This procedure is performed on a daily basis.

Changes arising in these bonds or securities are posted according to the following procedure:

1. The difference between the present value of the day of valuation and the immediately previous one is registered a greater or lesser value of investment paid or charged on account of results.

2. The difference between market value and current value is registered as an accumulated gain or loss not performed within patrimonial accounts.

This procedure is performed on a daily basis.

Available for the sale of equity securities	Does not have
Investments that grant its subordinates entitlement as co-owner of the issuer.

Securities for each category and
values with low or minimal marketability or without any trading and securities kept by its Subordinates in their capacity

Investments on equity securities are valued depending on whether the trade or not in the stock market as follows:

● Securities or equity shares issued and negotiated in Colombia:

Equity securities traded in stock markets, value based on the daily valuation price published by of contractor or Parent company.authorized agents. If the price calculated for the valuation day does not exist, such investments are valued based on the last valuation price known. In the event that a participating security traded in a stock exchange does not show any trading from the moment it was issued in the secondary market and has not registered a market price in its primary issue, it is valued according to what is established for equity securities issued and negotiated in Colombia and not traded in the stock market.

Equity securities not traded in stock markets, are valued monthly and for a maximum term of 3 months after the closing date of the financial statements of its Subordinates. The acquisition cost is increased or  reduced on the participation percentage over the subsequent variations on the patrimony of the issuer, calculated based on the certified financial statements with a closing dates on the 30th of June and the 31st of December of each year, or more recently in the event that it is known.

Collective portfolios and securitizations are valued per calculated unit value by the managing company on the day before the valuation.

Investments traded on foreign stock exchanges.

They are valued at closing price or, otherwise per the most recent trade reported by the stock market where it was traded during the last five (5) days, including the day of valuation. If there is no closing price or trading during such period, they are valued by the average trades reported during the last thirty (30) stock market days, including the valuation day.

Low or minimal marketability without any trading

The difference between market value or updated value of investment and the value for which the investment is registered, is posted as follows:

If it is greater, on first instance it reduces the provision or devaluation until it is spent and excess it registers surplus for valuation.

If it is lower, it affects surplus for valuation until it is spent and the excess is registered as   devaluation.

-When the dividends or profits are distributed in kind,
including those coming from capitalization of the revaluation account for patrimony, the part that has been posted as a surplus for valuation and charged to the investment and such surplus is reversed.

-When the dividends or profits are distributed in cash, the
amount posted is registered as surplus income for valuation, reverting such surplus and the amount that exceeds it is posted as a lower value of the investment.

High and low marketability

Updating the market value of the securities of high or low marketability or that are traded in internationally acknowledged stock exchanges is posted as an accumulated gain or lossnot performed within the patrimony accounts credited or charged to the investment.

This procedure is done on a daily basis.

Dividends or profits that are distributed in kind or cash, including those coming from the replenishing of the patrimony revaluation account, are registered as income up until the amount corresponding to the investor on the profits or revaluation of patrimony of the issuer posted by the latter from the date of acquisition until the date of investment, charging it to accounts receivables.

Classification	Term	Characteristics	Valuation	Postings

In the event that the values are negotiated from a foreign stock exchange, the closing price will be used or the market trading from the main trading abroad, understanding as the market of main trading that where the greater amount of the respective securities is traded during the last thirty (30) days of stock exchange including the day of valuation.

The price of the respective bond is converted to local exchange for purposes of the market exchange rate (TRM, in Spanish) calculated on the day of valuation.

In cases where no tradings have come about during the last thirty (30) stock exchange days, we proceed according to the regulations foreseen for traded securities not registered in stock exchanges using as a purchase price the last trade value registered.

Reclassification of Investments

For an investment to be kept within any of the classification categories, the respective bond or security must comply with the characteristics or conditions for the type of investments of which it makes part.

At any given time Colombia’s Financial Superintendence may order the company the reclassification of a security or bond, whenever it does not comply with the characteristics of the type it is pretended to classify it or such reclassification be required to achieve a better disclosure of the financial situation. Investments can be reclassified in agreement with the following regulations:

Of investments to keep negotiable investments until they are due: It leads to reclassification when one or any of the following circumstances come about:

•	Significant deterioration of the conditions of the issuer, its parent company, its subordinates or its linked ones.
•	Changes in regulations that hinder the keeping of the investment.

•
Merger procedures that may lead to the reclassification or making of investments, for the purpose of maintaining the previous position of risk of interest rates or of adjustment to the credit risk policies previously established by the resulting company.

•	Other unforeseen events with the previous authorization of Colombia’s Financial Superintendence.

Of available investments for sale to negotiable investments or to investments to keep until they are due. Reclassification is called for when:

•
A year has passed in the new reclassification. The investor has lost its status of Parent or controlling company if this event involves the decision of transferring the investment or the main purpose of attaining profits due to short term price fluctuations, as of that date.

•	Significant deterioration of the conditions of the issuer, its parent company, its subordinates or its linked ones.

•	Changes in regulations that hinder the keeping of the investment..

•
Merger procedures that may lead to the reclassification or making of investments, for the purpose of maintaining the previous position of risk of interest rates or of adjustment to the credit risk policies previously established by the resulting company.

•	The investment goes from low or minimal marketability without trading to high or medium marketability.

When investments made to keep until they are due or available investments for sale are reclassified to negotiable investments, standards on valuation and postings of the latter are complied with;  in consequence, the gains or losses not performed are not acknowledged as earnings or expenses on the day of reclassification.

In the events where an investment is reclassified, it will be reported to Colombia’s Financial Superintendence on the reclassification performed no later than ten (10) calendar days from the date of the latter, stating the reasons that justify such decision and explaining their effect on the status of results.

The securities or bonds that are reclassified for the purpose of making part of the negotiable investments, cannot be reclassified.

Rights of Repurchase of Investments

It corresponds to restricted investments that represent collateral guarantee of commitments of repurchase of investments.

Subordinates keep their rights and financial benefits on these investments associated to the security and retain all the risks inherent to the latter, although it transfers the legal ownership upon performing the repo operation.

These securities continue valuating daily and accounting (posting) in the balance and status of results, in agreement with applicable methodology and procedures to investments classified as negotiable until their due date and available for sale.

Investments given in Guarantee

It corresponds to security or restricted treasury bonds resulting from guaranteeing an operation with derived financial instruments, which liquidation may be in cash, as stated in the contract or in the corresponding regulations of the system of trading of securities, of the system of the registry of operations on securities or of the compensation system or of liquidation of securities.

These securities are valued daily and are posted in the balance and status of results in agreement with applicable methodology and procedures to investments classified as available for sale.

As of the 1st of January 2010, these securities are included in the investment account, according to Resolution 1420 of 2008 and the Memo-Letter 066 0f 2009 of  Colombian Superintendency of Finance.

Investments Received in Escisión Processes

Shares acquired in excision proceedings are registered with the value for which they are received. Valuations originated due to the difference between the trade value and the intrinsic value of the shares received, are registered in the valuation account with its setoff in the surplus for valuation and later on they are transferred as a greater value of investment in the sub-account method of participation per patrimony and its setoff in the surplus account per participation method. Valuation or devaluations originated due to the difference between the cost received of the investment and the intrinsic value of the latter, is registered in the valuations account with its setoff in the surplus account per valuation, remaining in these accounts.

Afterwards the method of patrimonial participation is applied based on the financial statements of the Subordinate and the new participation percentage in the latter, taking as a cost the intrinsic value of the investment at the time of the excision.

Provisions for Losses from Classification of Credit Risk
Securities and/or Instruments  with Unclassified of Issuances or Provisions:

The values or treasury bonds that do not have with an external qualification and the securities or treasury bonds issued by institutions that are not classified, are graded and provisioned keeping in mind the following parameters:

Category	Risk	Characteristics	Provisions
A	Normal	They comply with the agreed terms in the security or bond and they have an adequate capacity of payment for capital and interests	Does not proceed
B	Acceptable
They correspond to issuances that have uncertainty factors that could  affect the capacity of continue servicing the debt in an adequate fashion. Likewise, their financial statements and remaining available information show weaknesses that could affect their financial situation.
Net value cannot be above eighty percent (80%) of the acquisition cost, nominal net value of the amortizations performed until their valuation date.

Category	Risk	Characteristics	Provisions
C	Appreciable
It corresponds to issuances that show a high or medium level probability of defaulting on the timely payment of capital and interests. Likewise, its financial statements and remaining available information, show deficiencies in their financial situation that compromise the recovery of the investment.

Net value cannot be greater than sixty percent (60%) of the acquisition cost.

Dealing with securities and/or bonds their accounting value cannot be greater than eighty percent (80%) of its nominal net value from the redemptions performed until the date of valuation.

D	Significant
It corresponds to those issuances showing default under the agreed terms on the security, as well as in its financial statements and remaining available information showing accentuated differences in its financial situation, leading to a highly doubtful probability of recovering the investment.
Net value cannot be greater than forty percent (40%) of the acquisition cost.
E	Irredeemable
Issuers that according to their financial statements and remaining available information it is estimated that the investment is irredeemable. Likewise, if the financial statements closed on the 30th of June and the 31st of December of each year, are not available.
The value of these investments must be provisioned in full.

Securities and/or Instruments from Issuers or Issuances Having External Ratings

Securities and/or bonds having one or a number of ratings granted by external raters acknowledged by Colombia’s Financial Superintendence, or the securities and/or treasury bonds issued by institutions rated by the latter, cannot be posted for an amount that exceeds the following percentages of their net nominal value from the redemptions performed until the date of valuation:

Rating Long Term	Maximum Value %`	Rating Short Term	Maximum Value %
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

For purposes of the estimation of provisions on term deposits takes the rating of the respective issuer.

Provisions on investments classified to keep until they are due and referring to which a fair trade price may be established in in compliance with that which is foreseen for securities and/or bonds negotiable or available for sale, correspond to the difference between the registered value and such price.

Investments Abroad

Negotiable investments and available investments for sale represented in securities or treasury bonds issued abroad and the securities or private debt bonds issued abroad by foreign issuers are valued based on Bid Issue Date (BID) published by Bloomberg BID.

Current value or market value for securities or bonds denominated in a currency different from the US dollars is converted to such currency based on the currency conversion rates published on the day of valuation in the site of the Central European Bank. When the currency conversion rates are not found in the site of the Central European Bank, the conversion rate before the US dollar published by the Central Bank of the respective country is taken.

(g) Loans Portfolio and Financial Leasing Operations

It registers credits and financial leasing operations granted by the Subsidiaries (credit institutions) overseen by Colombia’s Financial Superintendence under the different authorized modalities. The resources used in the granting of credits come from their own resources, from the public under the modality of deposits and from other financing sources both external and internal.

Loans are posted for their disbursement value, except factoring, which are registered at cost price.

Commercial

They are granted to natural or legal persons for the development of organized economic activities different from the credits assigned under the modality of microcredit.

Consumption

They are those credits that independently of their amount, are granted to natural or legal persons to finance the purchase of consumption goods or the payment of services for non-commercial nor corporate purposes, different from those granted under the modality of microcredit.

Housing

They are those that regardless of the amount, are granted to natural persons destined for the purchase of new or used homes or to the construction of individual homes. In compliance with Law 546 of 1999, they are denominated in UVRs (acronym in Spanish for Real Value Units), or in local currency and backed with mortgage collateral in the first degree, constituted on the financed home. The amortization period is between five (5) years as a minimum and a maximum of thirty (30). Credits can be paid before they are due in whole or in part at any given time without any penalty. In the event of partial prepayments, the debtor has the right to choose whether the sum subscribed reduces the monthly installments or the life of the obligation. In addition to the above, these loans have remunerative interest rates that are applied to the balance of the denominated debtor or in Colombian pesos; interests are charged when the loan is mature and they cannot be capitalized; the amount of the credit can be up to seventy percent (70%) of the value of the real estate, determined by the purchase price or the technically established by a prospector within six (6) months before the granting of the credit. Credits to finance social housing (low income homes) the amount of the loan can be up to eighty percent (80%) of the value of the home. Financed real estate must be insured against fire and earthquake.

Microcredit

It is constituted by active credit operations referred to in article 39 of Law 590 of 2000, or the regulations that modify, substitute or add to it, as well as those performed by micro-companies where the main source of payment for the credit comes from income derived from their activities.

The balance of debt of the debtor cannot exceed one hundred twenty (120) monthly minimum wages in force at the time of approval of the respective active credit operation. It is understood as debt balance the amount of valid obligations on account of the corresponding micro-company with the financial sector and other sectors that are found in the registries of bank operators from data consulted by the respective operator, excluding mortgage credits that finance housing and adding the amount of the new obligation.

A micro-company is the unit of economic exploitation by a natural or legal person in agricultural, industrial, commercial business, or services, rural or urban, whose staff plant does not exceed ten (10) workers to finance such housing, which is less than five hundred (500) legal monthly minimum wages.

Financial Leasing

They are agreements in which the lessor (the Subordinated from the Grupo Aval that perform renting or leasing operations) acquires an asset (equipment, vehicles, software) and delivers it leased to a tenant. The tenant pays the lessor monthly fees for the use of the asset. The lessee has the option of purchasing the asset at the end of the lease period by paying a pre-set price.

Criteria for the assessment of credit risk

Subordinated (credit establishments) continually assess the incorporated risk in their credit assets, both at the time of lending and throughout the life of the loans, including cases of restructuring. To this end, they designed and adopted a SARC (System for Assessment of Risk Credit) which is composed of policies and processes for managing credit risk, reference models for the estimation or quantification of expected losses, system provisions to cover the risk of credit and internal control processes.

In the process of granting credits for each of the portfolios they have established policies, variables that allow to discriminate the borrowers that fit the risk profile of the Bank. Segmentation processes and discrimination in credit portfolios and credit potential subjects, are the basis for rating, and the implementation of internal statistical models evaluating different aspects of the applicants to quantify the credit risk. The methodologies and procedures implemented in the granting process allows monitoring and controlling the credit exposure of the different portfolios and the aggregate portfolio, avoiding excessive credit concentration by borrower, industry, group .economic risk factor, etc.

Banks perform continuous monitoring and rating of credit transactions in accordance with the grant processes, which is based among other criteria, in the information regarding the historical performance of portfolios and loans, the particular characteristics of debtors, credits and guarantees to back them up, the debtor's credit behavior in other entities and financial information allowing it to know your financial situation, and sectorial and macroeconomic variables that affect the normal development of the same.

In the evaluation of territorial public entities, the Subordinated verify compliance with the conditions established by law 358 of 1997, 550, 1999, 2000 and 1116 of 2006.

Assessment and Requalification of Loan Portfolios

Subordinates (credit establishments) assess the risk of their loan portfolios by introducing changes in the respective ratings when new information justify new analysis or such changes.

For the proper implementation of this obligation, Subordinates consider debtor's credit behavior in other institutions and, particularly, if at the time of evaluation the debtor records restructured obligations, according to information from credit bureaus or any other source. Monthly updates of the portfolio behavior by customers, in regard to subscriptions, cancellations, penalties and default height of operations.

When a restructured loan is in default it should be reclassified immediately.

Rating of Credit Risks

Subordinates rate credit transactions based on the above criteria and classifies them into one of the following categories of credit risk, taking into account the following minimum objective conditions:

Category	Approval	Approved Commercial Portfolio	Approved Consumption Portfolio
“AA”	New credits with assigned rating at time of assignment is “AA”.	Credits already granted that do not have a default above 29 days in their contract obligations, this is between 0 and 29 days in default.	Credits rated through the application of the rating methodology of l MRCO established by the norm, is the same as "AA".
“A”	In thias category must qualify the new credit with assigned rating of A at the time of granting	The credits already granted which are in default equal or superior to 30 days and less than 60 days in its contractual obligations, i.e. between 30 and 59 days of default.	Appropriations whose qualification awarded by the application of the methodology of qualification of the MRCO established by the norm, is equal to 'A'.
“BB”	En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea “BB”.	Los créditos ya otorgados que presenten mora superior o igual a 60 días e inferior a 90 días en sus obligaciones contractuales, esto es entre 60 y 89 días en mora.	Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida por la norma, sea igual a “BB”.
“B”	En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea “B”.	Los créditos ya otorgados que presenten mora superior o igual a 90 días e inferior a 120 días en sus obligaciones contractuales, es decir entre 90 y 119 días en mora.	Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida por la norma, sea igual a “B”.
“CC”	En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea “CC”.	Los créditos ya otorgados que presenten mora superior o igual a 120 días e inferior a 150 días en sus obligaciones contractuales, es decir entre 120 y 149 días en mora.	Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida por la norma, sea igual a “CC”.
“IDefault”	En esta categoría se deben clasificar los créditos nuevos cuando el solicitante se encuentre reportado por alguna entidad en la central de riesgo CIFIN en calificación D, E o con cartera castigada.	Los créditos ya otorgados que presenten mora superior o igual a 150 días.	Créditos de consumo que se encuentren en mora mayor a 90 días.

Other criteria considered by the subsidiaries to rate credit operations are as follows:

for commercial loans granted, the rating at the time of grant in the monthly closings for the months corresponding to the quarterly period of loan disbursement, the rating in the granting process with the characteristics of each debtor and other factors that may be considered of higher risk. For consumer loans, the rating assigned to the grant only in the end of the month in which it was disbursed.

For purposes of approving credit ratings of commercial loans and consumer debt in reports and registration statements in Subsidiaries (credit) applicable to the following table:

Group Category	Reporting Categories
	Commercial	Consumption
A	AA	AA
A current default 0-30 days
B	A	A current default greater than 30 days
	BB	BB
C	B	B
	CC	CC
	C	C
D	D	D
E	E	E

Where by reason of the implementation of the reference model adopted by the Financial Superintendence of Colombia, its Subsidiaries (credit institutions) rate their customers as defaulting, they are approved as follows:

Group category E = Past due customers which assigned PDI (loss upon default) is one hundred percent (100%).

Group category D = All other past due customers.

For purposes of homologation in consumer loans, current arrears referred to in the table above should be understood as the maximum that registers the debtor for the aligned products.

For debtors that at the time of qualification do not belong to the category of default, on development of the Reference Model for Consumer Loans (MRCO) Subsidiaries apply the following model depending on the segment to rate. This model calculates a score, which is the product of the particular characteristics of each debtor and is reached by applying the following equation:

Score =	1
1+e -z

Where, Z varies according to segment that the debtor belongs to. Finally on this score ratings are set according to the table established by the Colombian Superintendency of Finance, which is shown below:

Score Until
Rating	General Vehicles	General others	Credit Cards
AA	0.2484	0.3767	0.3735
A	0.6842	0.8205	0.6703
BB	0.81507	0.89	0.9382
B	0.94941	0.9971	0.9902
CC	1	1	1

Subordinated must rate debtors in higher risk categories, when they have additional risk factors that support this change.

The portfolio of Housing and Microcredit, following the default height criterion is classified as:

Categoy	Micro-credit	Housing
“A” Normal Risk	Valid Credits and until 1 month of expiration.	With instalamentos up to dater or due up to 2 months.
“B” Acceptable Risk	Credits with maturities exceeding 1 month and Up to 2 months	With maturities over 2 months and up to 5 months
“C” Noticeable Risk	Credits with maturities greater than 2 Months and up to 3 months	With maturities of over 5 months and up to 12 months.
“D” Significant Risk	Credits with maturities exceeding 3 Months and up to 4 months.	With maturities greater than 12 months and up to 18 months
“E” Risk of uncollectability	Credits with maturities of more than 4 months.	With maturities of more than 18 months.

Restructuring Process

Restructuring a loan is understood as any outstanding mechanism implemented by the conclusion of any legal business, which tends to change the originally agreed conditions, in order to allow debtors to adequately care for their obligations in face of the actual or potential deterioration of their paying capacities. Additionally, it is considered restructuring the agreements concluded within the framework of Law 550 of 1999, 2000 and 1116 of 2006 or regulations that add them or substitute them as well as extraordinary restructuring and novations.

Fiscal Soundness as per Law 617 of 2000

In the restructuring derived from subscribing the Fiscal and Financial Restructuring Program under the terms of Act 617 of 2000, the Nation provided guarantees to the obligations of the territorial entities before financial institutions supervised by the Financial Superintendence of Colombia, as long as they meet the requirements of this Act and the fiscal adjustment agreements are subscribed before June 30, 2001. This guarantee could be up to forty percent (40%) for outstanding loans at December 31, 1999, and up to one hundred percent (100%) for new loans for fiscal adjustment.

These restructurings were reversed characteristic that the provisions made for the restructured obligations guaranteed portion in the nation, while the part of the restructured loans that were not guaranteed by the nation, kept their rating of June 30th 2001.

If the restructuring agreement is complied with, the debtor is rated in the grade before restructuring at a higher risk.

For purposes of improving the relevant rating after restructuring, the terms of the agreement must be fully met.

In the event that a local authority breaches the agreement, the existing debt on the date of the breach that is not backed by the Nation, is reclassified to risk category "E".

Extraordinary Restructuring

For the restructuring that took place based on External Memo 039 of 1999 from the Financial Superintendence of Colombia and until December 31st 1999, its Subordinated may reverse their provisions as long as the restructuring agreement rates the debtor "A" or had paid at least two installments of interests or made a payment to capital and a compliance certification would have been provided under the terms of the Management Agreement and on the debtor's paying capacity
.
Restructuring Agreements

For restructured loans during the validity of Law 550 of 1999, upon beginning restructuring negotiations by the Subsidiaries (credit institutions),  they suspended the accrual of interest on outstanding loans and kept the rating they had at the time of negotiations. However, if a client was qualified in risk category "A", it would be reclassified "B" as a minimum and a one hundred percent (100%) provision for accounts receivable would be made.

In the event of failed negotiations, loans are classified in category "E" bad credit.

As of the issuance and effectiveness of Law 1116 of 2006, the Corporate Insolvency Regime was established, debtors are considered in default status.

When a client is admitted to the restructuring process under the terms of Law 1116 of 2006, Subordinates suspend the accrual of performance and rates the customer in a risk category in agreement with their current situation. If the client's situation further deteriorates or it is perceived that the agreement in process does not meet the expectations of the Subordinate rating is reviewed, reclassifying it to the category of the corresponding risk. If no agreement is reached or liquidation is declared, the customer is classified as defaulter.

Special Criteria for the Qualification of Restructured Loans

Restructured loans can maintain their previous rating, provided that the restructured agreement entails an improvement in the debtor's ability to pay and/or the likelihood of noncompliance. If restructuring includes grace periods for payment of principal, it only maintains that rating when the period does not exceed a period of one year as of signing the agreement.

Credit ratings may improve or be modified from their default condition after being restructured, only when the debtor payment behavior follows a regular and effective payment pattern to principal, in agreement with a normal credit behavior and provided their ability to pay is maintained or improved.

(h) Loan Portfolio Charge-offs

Obligations that in the opinion of the management of the Subordinated are considered irrecoverable or that have a remote and uncertain recovery and they are one hundred percent may be written-off or provisioned, after having exhausted all possible means of collection, in accordance with the concepts of legal collection agencies and lawyer’s operators.

The write-off does not relieve officers of their accountability for the approval and management of the credit, nor removes their obligation to continue the collection efforts to achieve its collection.

The Board is the only competent body to approve write-offs of operations deemed as lost.

(i) Provision for Credit Portfolios and Accounts Receivables

Subordinates (credit institutions) have a provisioning system to cover credit risks, which is calculated on the outstanding balance by applying reference models from the commercial portfolio (MRC) and from Consumer Loans (MRCO). For loans under the Housing portfolio and Microcredit modalities, provisions are determined based on customer arrears.

Commercial and Consumer Loan Portfolio

Subordinates (credit institutions) adopted the commercial and consumer reference models, established by the Financial Superintendence of Colombia, which are used for the creation of provisions resulting from their application.

The estimate of the expected loss (provisions) resulting from the application of the following formula:

EXPECTED LOSS = [probability of default] x [Asset exposure at the time of default] x [Loss in face of default]

Segmentation and discrimination processes of credit portfolios and of their possible subjects of credit, are the basis for estimating expected losses in the Commercial Portfolio Reference Model (MRC), which is based on segments differentiated by the level of assets of debtors under the following criteria:

Classification of Commercial Portfolio per Level of Assets

Company Size	Level of Assets
Large Companies	More than 15,000 SMMLV
Medium Companies	Between 5,000 and 15,000 SMMLV
Small Companies	Less than 5,000 SMMLV

The model also has a category called Natural Persons (Individuals) grouping all individuals having a commercial credit.

The Reference Model for Consumer Loans (MRCO), is based on differentiated by product segments and credit institutions that offer them, in order to preserve the characteristics of the market niches and products granted.

The following are the defined segments for MRCO Subsidiaries:

•	General - Cars: Loans granted for car purchases.

•	General - Other: Loans granted for the purchase of consumer goods other than cars. This segment does not include credit cards.

•	Credit Cards: Revolving credit for the purchase of consumer goods using a plastic card.

Reference models of commercial and consumer portfolio allow establishing the components of the expected loss according to the following parameters:

a. Probability of Payment Default

It corresponds to the probability that in a period of twelve (12) months debtors default.

The probability of failure was defined according to the following matrixes, established by the Financial Superintendence of Colombia:

Commercial Loan Portfolio

Rating	Large Company		Medium Company		Small Company		Natural Persons
	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B
AA	1.53%	2.19%	1.51%	4.19%	4.18%	7.52%	5.27%	8.22%
A	2.24%	3.54%	2.40%	6.32%	5.30%	8.64%	6.39%	9.41%
BB	9.55%	14.13%	11.65%	18.49%	18.56%	20.26%	18.72%	22.36%
B	12.24%	15.22%	14.64%	21.45%	22.73%	24.15%	22.00%	25.81%
CC	19.77%	23.35%	23.09%	26.70%	32.50%	33.57%	32.21%	37.01%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Consumer Loan Portfolio

Rating	Matrix A			Matrix B
	General Automobiles	General Others	Credit Cards	General Automobiles	General Others	Credit Cards
AA	0.97%	2.10%	1.58%	2.75%	3.88%	3.36%
A	3.12%	3.88%	5.35%	4.91%	5.67%	7.13%
BB	7.48%	12.68%	9.53%	16.53%	21.72%	18.57%
B	15.76%	14.16%	14.17%	24.80%	23.20%	23.21%
CC	31.01%	22.57%	17.06%	44.84%	36.40%	30.89%
Default	100.0%	100.0%	100.0%	100.00%	100.00%	100.00%

Thus, for each debtor-commercial loan segment and consumption gives the probability of migrating from its current rating and default rating in the next 12 months according to the cycle of the general behavior of credit risk.

b. Loss in the event of default (LGD)

It is defined as the economic downturn of Subsidiaries in the event that some situations of non-compliance materialize. The PDI for qualified borrowers default category suffers a gradual increase according to the days elapsed after rating in that category.

The collateral backing the transaction is required to calculate the expected losses in the event of default and therefore, to determine the level of provisions.

The Bank deems appropriate guarantees, those securities duly perfected that have a set value based on technical and objective criteria providing effective legal backing for the payment of the secured obligation and which possibility of realization is reasonably adequate.

To assess the support provided and the possibility of realization of each collateral, the Bank considers the following factors: Nature, value, coverage and liquidity of collateral as well as the potential costs of fulfillment and legal requirements necessary to make them enforceable .

The PDI per type of guarantee is:

Commercial Loan Portfolio

Type of Guarantee	PDI	Díays after Payment default	Nuevo PDI	Days after Payment default	New PDI
Not admissible Guarantee	55%	270	70%	540	100%
Subordinated credits	75%	270	90%	540	100%
Admissible Financial Collateral	0 - 12%	-	-	-	-
Real estate commercial and residential	40%	540	70%	1080	100%
Collateral in real estate leasing	35%	540	70%	1080	100%
Collateral in leasing different from real estate	45%	360	80%	720	100%
Other collaterals	50%	360	80%	720	100%
Collection rights	45%	360	80%	720	100%
Unguaranteed	55%	210	80%	420	100%

Consumption Loan Portfolio

Type of Guarantee	PDI	Díays after non Payment Default	New PDI	Days after non Payment Default	New PDI
Not admissible guarantee	60%	210	70%	420	100%
Admissible Financial Collateral	0 - 12%	-	-	-	-
Real estate commercial and residential	40%	360	70%	720	100%
Collateral in real estate leasing	35%	360	70%	720	100%
Collateral in leasing different from real estate	45%	270	70%	540	100%
Other collaterals	50%	270	70%	540	100%
Collection rights	45%	360	80%	720	100%
Unguaranteed	75%	30	85%	90	100%

c. Exposure value of the asset

For purposes of commercial and consumer loan portfolios this denomination is understood as the total outstanding exposure value of the asset, the current balance of capital, interest, receivables of interest and other accounts receivable

Individual Loan Loss Reserves under Reference Models

Commencing on April 1, 2010 under the terms of the External Memorandum 035 of September 23, 2009 issued by the Financial Superintendence of Colombia for the commercial and consumer loan portfolio reference models, the Subordinates have established a general scheme for loan portfolio reserves which are thereupon calculated as the sum of the components denominated respectively “pro-cyclical individual component” and “countercyclical individual component. Subordinates apply a methodology for calculating the cumulative phase based on the monthly evaluation of the behavior of the indicators of deterioration, efficiency, stability and growth:

	Cumulative stage	Non-cumulative stage
Deterioration	< 9%	> = 9%
Efficiency	< 17%	> = 17%
Stability	< 42%	> = 42%
Growth	> 23%	< = 23%

From the accounting closing of May 2011, were implemented changes in the calculation of these indicators, in accordance with the External Memo 017 of  May 4, 2011 which shows the numeral 1.3.4.1 of chapter II of the External Memo 100 of 1995. This includes deflating deterioration indicators (real quarterly variation of individual reserves of the total portfolio, B, C, D and E) and growth (rate of annual real growth of gross portfolio).  In addition, sub-accounts 410241, 410242 and 410243 were discounted from the calculation of the income portfolio interest indicator accumulated during the quarter. (Default Interest for consumption, housing and microcredit).

The individual provision of portfolio was calculated as the sum of the Individual component pro-cyclical and countercyclical Individual component indicators listed above.

The Individual pro-cyclical component: Corresponds to the portion of the individual's credit portfolio which reflects the credit risk of each debtor, in the present.

The individual Contracyclical component: It corresponds to the portion of the individual's loan portfolio that reflects possible changes in the credit risk of borrowers at a time in which the impairment of these assets is increased. This portion will reduce the impact on the income statement when such a situation arises.  CIC corresponds to the higher value between the CIC of the previous month affected by the exposure, and the difference between the expected loss of the matrices B and of the month of evaluation.

In any case, the counter-cyclical individual component of each obligation can be less than zero and not exceed the expected loss calculated with the matrix B; Likewise the sum of these two components cannot exceed the value of the exhibition.

The two components separately for the capital and accounts receivable portfolio and leasing obligations are calculated by the Subordinates.

In order to establish the methodology to be applied for the calculation of these components, the subordinates engage in monthly evaluation of indicators related to: real quarterly variation of individual reserves of the total portfolio classified as B, C, D and E; quarterly accumulated reserves net of recoveries (loans and leasing portfolios) as a percentage of quarterly cumulative income for interest on loans and leasing portfolios; cumulative quarterly reserves net of loans and leasing portfolio recoveries of portfolio  as accumulated percentage of  quarterly adjusted gross financial margin; and annual real growth rate of gross portfolio.  Depending on the outcome of these indicators, applies the methodology in cumulative stage or a methodology of disaccumulative stage.

On June 30, 2012 and 31 December 2011 individual provisions were calculated under the methodology of cumulative stage as established by the Superintendencia Financiera de Colombia.

To homologate various warranties in contracts of credit with the previously listed segments, subsidiaries classified within each group of guarantees the following:

Portfolio of Housing and Micro-credit

General Provision

Corresponds at least to the one per cent (1%) of the total amount of the gross loan portfolio in the modality  of housing and microcredit.

Subordinates keep all the time reserves not lower tan those resulting of the percentages calculated over outstanding unpaid amounts:

Category	Microcredit		Housing
	Capital	Interest and Other Concepts	Capital % Guaranteed part	Capital % not Guaranteed part	Interest and Other Concepts
A - Normal	1	1	1	1	1
B - Acceptable	3.2	100	3.2	100	3.2
C - Noticeable	20	100	10	100	100
D - Significant	50	100	20	100	100
E - Uncollectable	100	100	30	100	100

For purposes of Housing Loan Portfolio, if exposure is classified in the category "E", during two (2) consecutive years, the percentage reserve over the guaranteed portion increases to sixty percent (60%).  After one (1) additional year in this situation, the percentage over the guaranteed portion rises to one hundred percent (100%).

Effect of Eligible guarantees over the creation of individual loan-loss provisions

Pursuant to the creation of individual loan-loss provisions, guarantees are deemed to only secure outstanding principal amounts. Therefore, balances to be amortized under exposure secured by eligible guarantees are subject to loan-loss provisions in the applicable percentage, which is applied as follows:

•
When pursuant to housing loans, non-guaranteed portion, to the difference between the unpaid amount and one hundred percent (100%) of the guarantee. For the guaranteed portion, one hundred percent of the outstanding guaranteed principal exposure.

•
When pursuant to micro-credit exposure, to the difference between the unpaid amount and seventy percent (70%) of the value of the guarantee. In these cases, depending on the nature of the guarantee and of the default period of the respective loan, consideration is made of only those percentages of the total guarantee that are listed in the following charts:

●	Non-mortgage Guarantees		Mortgage Guarantee or Eligible Trust Mortgage Guarantee
		Percentage		Percentage
	Time of Payment Default	Coverage	Time of Payment Default	Coverage
	0 - 12 months	70.0%	0 – 18 months	70.0%
	12 – 24 months	50.0%	18 – 24 months	50.0%
	More than 24 months	0.0%	24 – 30 months	30.0%
			30 – 36 months	15.0%
			More than 36 months	0.0%

Rules of Alignment

The Subordinates (credit entities) realize the alignment of ratings of their debtors following the criteria below:

a)     Before the process of setting of provisions and homologation  of qualifications, the Subordinates monthly, and for each debtor, realize the process of internal alignment , and for this purpose they take the category of greater risk of credits

To the same modality granted to this, except if there are sufficient reasons for qualification in a category of lesser risk.

b)     According to relevant legal dispositions, the Subordinate obligated to consolidate financial statements assigns the same qualification to credits of the same modality granted to the same debtor.

(i)	Acceptances, Cash Operations and Derivatives

Registers the value of bank acceptances created by the Parent company on behalf of their clients and those created on its behalf by the its correspondents. Likewise, registers the cash operations and the contracts entered into by the parent, of operations with derivatives such as forwards, carrousel, futures, swaps and options.

Banker Acceptances

This is commercial transaction of the subordinates through the subscription of a bill of exchange and as acceptor is obliged to pay to a third party (beneficiary) within a certain term, the bill  of exchange drawn by one of its clients as a result of a sales contract of merchandise for a certain sum.

Bank acceptances have a maturing term of up to one (1) year and can only be originated in import/export of goods or sale of movable goods within the country.

At the time of the acceptance of the bills of exchange, its value is accounted for simultaneously in assets and liabilities as bank acceptances in term and if at the expiration they are not presented for payment, are classified under the heading of bank acceptances after the term.  If upon payment those have not been covered by the acquirer of the merchandise, those are reclassified to the account of loans, bank acceptances covered.

After maturity, the bank acceptances are subject to the exchange set out for sight obligations and before thirty (30) days.

Cash Transactions and Derivatives

Cash transactions are those which liquidation and payment takes place within three (3) working days immediately following the date on which they are agreed.

The financial assets acquired in cash operations are accounted for in the date of compliance or liquidation thereof and not on the date of negotiation, unless a coincidence occurs. Without prejudice of the above, the changes in the market value of the instruments sold must be reflected from the date of negotiation, as the case may be.

Under the method of the same date of liquidation, the salesman registers the financial asset in its balance up to its delivery, and additionally registers in the asset account, a right to receive the money derived from the transaction and an obligation to deliver the asset negotiated which is valued at market prices pursuant to the rules set out for   investments and is recorded in the Income Statement the variations of the valuation of this obligation.

On its part, the buyer of the asset does not register the financial asset until its delivery but registers in accounting in the asset account a right to receive the asset which must be valued at market prices, and an obligation to deliver the money agreed in the operation.

When the operation is accomplished, the buyer and seller of the asset will revert both the right and the obligation registered at the time of negotiation.

The subordinates register the operations with derivative financial instruments which are contracts which main feature is that their fair price of exchange depends on one or more underlyings and its fulfillment or liquidation takes place later on. These operations have   different objectives among which are highlighted:

•	Offering products tailored to the needs of each customer, fulfilling, amongst other, a function of coverage of financial risks;

•
Structuring of portfolios for the subordinates for adoption of advantageous arbitrage positions on different curves, assets and markets and allowing achievement of high profitability levels under low levels of equity consumption.

•
The Subordinates perform  derivatives, both for risk hedging of asset and liability positions of its balance sheet, and with the purpose of intermediation with clients or to capitalize arbitrage opportunities, both exchange rate and interest rate in local and external markets.

Types of Derivatives Financial Instruments

A derivative financial instrument enables management of one or more risks associated with the underlying and meets any of the following conditions:

•	Do not require a net initial investment.
•	Require a net investment initial lower than that which would be needed to acquire instruments that provide the same payment expected in response to changes in market factors.

The operations with derivative financial instruments are valued on a daily basis at fair price of exchange; depends on one or more underlying instruments and its enforcement or liquidation is carried out at a later time considering the following:

The right price for the exchange of financial derivatives basic instruments when there is no market price is the result of applying formulas of assessment established by the Superintendencia Financiera de Colombia.

The methodology, parameters and sources of information for the assessment of the basic derivative financial instruments are used consistently, at least for one (1) year, counted from the modification.  Used a similar methodology to assess basic derivative financial instruments having similar characteristics, provided that they related to the same underlying.

Derivative financial instruments that will deliver fair price of positive exchange is recorded in the assets, separating the value of the right and the value of the obligation, except for the options, where the accounting register is carried out in a single account. Those that will deliver fair price of negative exchange, namely unfavorable to the supervised entity are recorded as liabilities, making the same separation.  When the fair price of exchange of the derivative financial instrument is equal to zero (0), either on the initial date or in another later date, its accounting record is made in the assets.

Financial derivatives are negotiated at different tables of the Treasury, i.e. specialized and distribution where are covered exchange rate risks and help the entity to project cash flows so that you can devote to its main activity, to cover these risks.

Derivative products that subordinate work with are as follows:

•	Forward transactions (peso-dollar, other currencies and instruments)
•	Options – basic and combined
•	Swaps (Cross Currency Swap and Interest Rate Swap)
•	Futures: Standard derivatives of the Colombia Stock Exchange (futures over notional bonds and TRM futures)
•	Standard derivatives in foreign markets (exchange rate futures and euro-dollar futures)
•	Novated Forwards

•	Forward Contracts

A “forward” is a derivative formalized through a contract between two (2) parties, tailored to their individual needs, for the purchase/sale of a specific amount of a determined subjacent at a future date, setting the date of execution of basic conditions on the derivative financial instrument, amongst them the Price, date of delivery of the subjacent and the modality of delivery. Liquidation of the instrument in the date of compliance pay arise from its physical delivery or the liquidation of differences, depending on the subjacent and on the agreed modality for delivery, the latter may be amended by common agreement during the tenor of the instrument.

•	Options

An “option” is a contract that grants its holder an option or right, although not the obligation, to buy or sell a certain amount of one asset at an agreed price and on a certain date or during a certain period of time. Such contract mandates the issuer to either buy or sell the asset on the date in which the “option” is exercised by its holder, according to conditions such as amount, quality and price, as agreed pursuant to the contract.

•	Swaps

A swap or financial exchange contract is a contract executed by two (2) parties in which they agree to the exchange of a series of cash flows, calculated under certain conditions agreed under the contract which must be compensated on specific dates, also agreed at initiation of the transaction.

The purpose of this type of transaction is to reduce the risks created by the fluctuations of currency exchange rates and interest rates. In general, these are contracts aimed to provide coverage of long term transactions with more than one remaining flow.

There are two types of interest rate Swaps:

•
Swap transactions may cover interest rates or contracts under which the cash flows delivered by both parties are denominated in the same currency or to cover rates of Exchange in which the flows of the transactions are denominated in different currencies. Fixed rate for Variable rate and Variable rate for Variable rate..

•
The interest rate swap (IRS Interest Rate Swap) is a two party contract for the exchange of interest flows derived from payment or charge of future flows under different modalities of interest rates. In this type of swap there is no exchange of principal amounts and the transactions occur in the same currency.

•
Foreign exchange swaps (Currency Swaps) are two party contracts for exchange of principal flows, denominated in different currencies, during a certain period of time. Through the tenor of the contract, each party assumes interest payments accrued under the principal amount received at the exchange.

On the dates for amortization and at maturity of the contract, there is an effective exchange of principal amounts in the currencies originally held by each party, liquidated at the spot rate of exchange of the day of initiation of the transaction. There are three (3) types of currency swaps: Fixed for Fixed, variable for variable and fixed for variable.

•	Futures Contracts

A future is defined as a standard contract in terms of date of compliance, magnitude or face value, the characteristics of its respective undertaking, location and manner of delivery (in cash or kind). It is negotiated in the stock exchange through the Central Counterpart Risk Chamber and the two (2) parties commit to sell or buy the underlying asset on a specific future date at a price set at execution of the respective contract.

1.	Accounting and Valuation of Derivative Financial Instruments

In accordance with rules set by External Memorandum 025 of 2008, Resolution 1420 of 2008 and Communication 066 of 2009 issued by the Financial Superintendence of Colombia, derivative financial instruments are classified on the basis of their tradability, as follows:

•	Coverage of Risk of other positions,
•	Speculation seeking to obtain gains
•	Market arbitration

Accounting of derivative financial instruments depends on the finality of the underlying negotiation. As of 31 December 2009 and 30 June 2010, all transactions carried out by the Subordinates are registered as of speculation.

Although derivatives cover the risks of foreign exchange rates they generate volatility in terms of income statement in light of the variation of other types of associated risks such as devaluation curves peso-dollar (differential of foreign exchange rates). The purpose of the accounting treatment of these coverage is to isolate the effects of volatility over income statements resulting from variation in risk factors other than rate of exchange, taking to income statement only the income/expense resulting from foreign exchange re-expression and taking to net-worth accounts the portion of variation of the fair exchange price corresponding to other factors (devaluation, lapse of time, etc.).

Effective January 1, 2010, regardless of their finality, derivative financial instruments that yield a fair positive exchange  price , that is: favorable to the Subordinate, are booked as assets with separation of the value of the right and the value of the obligation and excluding options for which the accounting entry is only one. On the other hand, those that yield a negative fair exchange Price, that is: unfavorable to the Subordinate, are to be booked as liabilities, with the same separation. Likewise, there is no net settlement of favorable balances and unfavorable balances for the various transactions even when of the same nature.

Derivative financial instruments with purposes of speculation are to be booked, as of the date of their execution, in amount equal to their fair exchange Price. When, on the initial date, the value of the contract is zero (0), that is to say when there is no actual payment or physical delivery between the parties, there is no accounting for income statement purposes. In subsequent valuations, variations in the fair exchange price are booked in income statement.

On the date of liquidation of derivative financial instruments cancellation takes place of outstanding balances in general balance sheet accounts and any resulting difference is either credited or charged to the respective income statement accounts, as applicable. Should the accumulated balance of the derivative financial instrument be positive on such date, it is booked as income and, should it be negative, it is then booked as expense. This procedure is completed independently, instrument by instrument, each time one is liquidated.

Type of operation	Accounting and Valuation
Forward over titles
In forward purchase of titles, the right is estimated valuing the title at market prices and the obligation obtaining the present  value of the agreed purchase price.

In the case of the forward sale of titles, the right is calculated obtaining the present value of the agreed amount of sale and the obligation rating title at market prices.

Forward over exchange
The methodology of valuation for forward operations and cash over exchange that uses the Bank is based on bringing  to present value the future flows involved in operation; the most usual is that one of these two flows is nominated in US dollars and the other in Colombian pesos.  Each flow is brought to the present value using discount from market rates in dollars and Colombian pesos for the term remaining in each operation. These present values are calculated using continuous composite rates. Once the present values of the flows are obtained, they are restated in Colombian pesos using the representative market rate calculated and certified by the Superintendencia Financiera de Colombia.  Interest rates used are market based on the average devaluation of the Colombian peso When the Bank buys an option, either 'call' or 'put', the accounting register of the premium paid as daily variations at fair price of exchange occurs in the asset..

Options
The determination of the market value of the options in currency made by the Bank are estimated using the methodology developed by Black and Scholes.

The information to be used in the model for the valuation of options is obtained from financial information systems that currently provide prices for the variables involved (lrisk-free rates, volatiles and foreign).

The initial registry corresponds to the premium actually paid and the variations in the fair price of Exchange with respect to the initial, actually paid value, are recorded in the income statement.   Rights and obligations are recorded in contingent accounts.

When the Bank buys an option, either 'call' or 'put', the accounting register of both the premium paid and the daily variations at fair price of exchange occurs in the asset.

When the Bank sells an option, the accounting register of the premium received and its daily variations at fair price of exchange occurs in liabilities.

On the date of expiration of the contract, Balances corresponding to the value of the right and obligation are cancelled  and any difference is booked as a profit or loss on the valuation of derivatives.

Swaps
The valuation of swap consist of  bringing to present value (discounted) each of the future flows and convert them to the accounting   currency.   To carry out the process of valuation of a swap, the Bank updates the market information (curves of interest rates and  exchange rates) and according to the   particular features of each operation, breaks down the swap in future cash flows and calculates  the total flow at each date of compliance.

The sum of present values of received flows are accounted for  as a right and the sum of the series of flows delivered  are accounted for as duty.

The result of the valuation of the day in which the operation was held is recorded as a deferred, and is amortized until  maturity of the swap.  To the result of the valuation of  the second day and until the day of maturity of the operation it is substracted the amortization of such deferred.

Futures
In this type of derivatives, there is daily settlement of gains and losses.  The Central Chamber of Risk of the counterpart counterpart "CRCC"   daily communicates the result of the compensation of participants and proceeds to debit or pay the realized gain or loss.

For the case of future national bond, if the Bank has a short position, notifies the "CRCC" the title with which it wishes to fulfill its obligation, according to the specifications of the basket of deliverables and transfers the titles through deposits of securities (DECEVAL or DCV) who confirmed to  "CRCC" the transfer of such securities.

In the case of future exchange rates dollar/peso upon expiration of the contract, liquidation is performed against the price of the underlying (TRM) posted the last day of negotiation.

The value of the obligation that the seller must register in its balance (right to the buyer), in Colombian pesos, corresponds to the price of each unit of the futures contract reported on the date of valuation by the stock exchange multiplied by the number of contracts and the nominal value of each contract.   For its part, the value of the right that the seller must register on its balance sheet (obligation to the purchaser), in Colombian pesos, corresponds to the price of each unit in the futures contract, multiplied by the number of contracts and the nominal value of each contract.

The Forward Novados, consist of derivative financial instruments that were negotiated in the market counter and whose counterparts, by mutual agreement decide to take it to a central risk chamber of counterparty for its compensation and liquidation; This agreement is governed by the framework agreement signed between respective counterparts until the day in which the Chamber of central risk of counterpart stands as counterpart of the operation.  From that time on, applies the rules thereof and therefore, will not govern the contract framework previously subscribed between the initial counterparts of such financial instrument.  Liikewise, the respective Chamber of central risk of the counterparty must assure access to the Superintendencia Financiera de Colombia to information from these operations whenever required by the latter.

The cumulative balance staying in the balance until the day in which the Chamber of central risk of the counterpart  effectively accepts operation, is taken on the same day to an account payable or receivable, as appropriate, on behalf of the Chamber. The account is canceled in the process of compensation and liquidation of such operations, in accordance with the rules of the respective chamber of Central risk of the counterpart.

2.- Derivative financial instruments for hedging

It is a combination of operations whereby one or more financial instruments, known as hedging instruments, are designated to reduce or cancel a specific risk which may have impact on the income statement as a result of variations in the fair price of Exchange, cash flow or the type of change of one or more items denominated primary positions.

Accounting for financial instruments derivatives for the purpose of coverage depends on the specific type of coverage in question.  In the case of the coverage of assets and liabilities in foreign currency:

•
The gain or loss or accumulated of the derivative financial instrument is recognized in the corresponding statement sub account, provided that this amount does not exceed the amount of the accumulated variation of the primary position covered attributable to the movements of the exchange rate since the starting date of coverage, which is accounted for by changes in the respective accounts of profit or loss by changes

•
When the profit or loss accumulated for the derivative financial instrument is greater than the amount referred to above, the difference is recorded in the equity account "unrealized profits or accumulated losses in derivative financial instruments for purposes of coverage of assets or liabilities denominated in foreign currency", with the corresponding sign.

•
On the date when the coverage expires, the cumulative result of the derivative financial instrument used for this type of coverage, which is located in the equity sub-account "unrealized gains or losses accumulated in derivative financial instruments for purposes of coverage of assets or liabilities in foreign currency, is moved to the income statement in the respective sub-account for derivative financial instruments.

On the other hand, the accounting of primary positions covered is as follows:

a.
The Primary position continues registering at its respective nominal value at each date, in the same accounts of the balance sheet and income statement, with the same methodology and dynamics as it would happen if it did not have coverage.

b.	From the date coverage with derivative financial instruments appears, the present value of the primary position is recorded in memorandum accounts.

Derivative financial instruments designated as coverage are forward peso / dollar operations with different maturity profiles.

(j) Foreclosed Assets

This account registers the value of assets received in lieu of payment by subordinate companies in exchange for non-payment of outstanding loan amounts.

Assets received in lieu of payment in the form of real estate properties are received on the basis of their commercial  appraisal established in technical manner and other assets such as movables, securities and participations are received at market value.

For proper booking of assets received in lieu of payment, the following conditions must be fulfilled:

•	Initial booking is made in accordance with the value determined in the official attachment or as agreed with the debtor party.

•	When the asset to be received in lieu of payment does not meet conditions for divestiture, its cost is increased in the amount of all expenses necessary to engage in its commercialization.

•
If there is a difference between the value of receipt and the amount of the loan to be repaid which results in favor of the paying party, the pertinent amount is accounted for as an account payable; in the event the value of the asset is not sufficient to cover outstanding debt, the difference is covered through a provision equivalent to such difference.

•
Foreclosed assets corresponding to investments in securities, are valued through application of criteria indicated in this Note under Numeral “2 (e) of Investments” and taking into account all requirements for reserves during the period mentioned below.

•	Earnings from term sales of assets received in payment are deferred through the life of the loan and are realized when the underlying obligation is duly paid.

•	When the commercial value of the property is below book value, a reserve is created in an amount equal to the resulting difference.

•	Appraisal of assets received in payment is booked in memo Accounts.

Assets not used pursuant to the corporate purpose are assets for own use that entities cease to use in development of their corporate purpose. These assets are depreciated through the instance of their realization and are accounted for as fixed assets pursuant to the limits set by Numeral 1.2 of Chapter Seven of Title One of the Basic Juridical memorandum of the Financial Superintendence of Colombia.

Provision for Foreclosed Assets

The financial subordinates register the value of the assets received in payment of balances not paid steming form credit in their favor.

Real Estate Properties

Individual provisions of Banco de Bogotá are created for real estate through application of a model approved by the Colombian Superintendency of Finance. The model calculates the maximum expected loss resulting from the sale of assets received in lieu of payment in accordance with their history of recoveries from assets divested, the addition of expenses incurred in the forfeiting transaction, maintenance and sale of these assets and their grouping in common categories for determination of the base rate for the reserve. This rate will be adjusted on a monthly basis up to reaching a reserve equal to eighty percent (80%) depending on the group of assets to which it belongs, as follows:

-
For foreclosed assets after two (2) and four (4) years of receipt and for which the Colombian Superintendency of Finance did not approve extension of sale period and those assets  with more than two (2) years and less than four (4) years after receipt and for which the Colombian Superintendency of Finance did grant authorization for extension of sale period, these entities have fulfilled the required adjustment after twenty seven (27) months and reserves have adjusted to reach eighty percent (80%) at 31 December 2005.

-
For foreclosed assets with less than two years after receipt and received after 1 October 2003, application was made of the adjustment function during a period of forty eight (48) months and a provision was created at eighty percent (80%).

-
For purposes of real estate properties a reserve is to be created through allocation of equal monthly quotas during the year following receipt of the assets, up to an equivalent to an additional thirty percent (30%) which is increased in monthly amounts during the second year up to another thirty percent (30%) to reach a total sixty percent (60%) of their acquisition cost. Once the authorized period for sale is expired without approval for extension, the reserve must be increased to eighty percent (80%). In the event an extension is approved, the remaining twenty percent (20%) may be reserved at expiration of the approved extension.

When the commercial value of the property is below the book value of the foreclosed asset, a provision is booked equivalent to the resulting difference.

-
Regarding real estate properties which date of receipt was over two (2) years before the date of issuance of the above mentioned External Memorandum, a reserve was created through the allocation of monthly quotas up to a level of eighty percent (80%) of their acquisition cost.

Movable Assets

A reserve must be created during the year following receipt of the asset, up to thirty five percent (35%) of its acquisition cost, which reserve is increased by an additional thirty five percent (35%) during the second year after acquisition up to reaching a level of seventy percent (70%) of book value before reserves. Once the legal period authorized for sale of the asset is expired without an approved extension, the reserve must be increased to one hundred percent (100%) of book value. In the case an extension of the sale period is granted, the remaining thirty percent (30%) reserve may be created during the tenor of the extension.

Whenever the commercial value of the asset is lower than the book value of the assets received in payment, a reserved must be accounted for the difference.

Without prejudice of the rules of reserves mentioned before, the assets received in payment which correspond to securities are valuated applying the criteria contemplated in chapter I of  the basic accounting financial memo, taking into account the classification as negotiable investments available for sale or to hold through maturity.

Provisions made on foreclosed assets or assets repossessed from leasing operations can be reverted when those are sold cash, if those assets are placed in a portfolio or financial leasing operations. The earnings generated as a result of transfer of assets to the account of loan portfolio and operations of financial leasing must be deferred in the term agreed for the operation.

Rules regarding Legal Tenor for Divestiture

Foreclosed assets must be sold off in a period of two years following the date of their acquisition; however, they may be booked as fixed assets when necessary for the ordinary course of business and subject to compliance with asset investment limits.

Extension of the above period may be requested to the Colombian Superintendency of Finance, which is to be filed prior to expiry of the tenor permitted for divestiture.

The pertinent application for extension must demonstrate that fulfillment has been made of all stops required/available for divestiture and that sale has not been possible. In any event, extension may not exceed an additional two-year period as of expiry of the original period for divestiture, and all efforts for sale of such non-productive must be pursued.

(k) Property and equipment

Represents registry of tangible assets acquired, built or in process of import, construction or assemble which are used in permanent manner by subordinates in due development of their social business objectives and which useful life exceeds one (1) year. Includes direct costs and expenses incurred up to the date in which they are in condition of use.

Additions, improvements and extraordinary repairs that have a significant increase in the useful life of these assets and other disbursements for maintenance and repairs for their preservation, are depreciated as caused.

Depreciation is registered on the basis of application of the straight line method and in accordance with the estimated number of useful life years of each item. Annual depreciation rates for each account are as follows:

Buildings, warehouses and silos	5%
Equipment, furniture and utensils	10%
Transportation equipment and machinery	10%
Computer equipment	20%
Vehicles	20%

Property and equipment are accounted for at cost which was re-expressed as a consequence of the inflation up to December, 2000

Assets given in operating leasing are registered at cost and the disbursements on account of improvements and repairs increasing efficiency and useful life are capitalized. The disbursement on account off maintenance and repairs are accounted as expenses in the period that they occur.

Starting 1997, Banco de Occidente adopted the method of reduction of balances for depreciation – for fiscal purposes. The system of reduction of balances consists in annual fixed rate depreciation applicable to non-depreciated balances in previous years; the applicable depreciation rate if the nth root of balances over cost.

For purposes of calculation a residual value was determined which is an integral component of the amount to be depreciated in the last year of the useful life of the asset, as to achieve total depreciation.

(l) Assets Surrendered under operating lease contracts

Registers the cost of the assets given in operating leasing that the Subordinates, previous the respective contract deliver in rental to the user.

The depreciation of assets given in operating leasing is made in the lesser time between the useful life and the term of the leasing contract.

When the operating lease contracts establish that payment of lease installments amortizes ninety percent (90%) or more of the values of the underlying asset, depreciation will take place during the life of the contract and under a methodology for financial depreciation in line with the terms of the respective contract.

Over the value of the assets given in leasing, it is constituted a general reserve of 1% in such a way that the sum of the accumulated depreciation and the general reserve will exceed 100% of the assets given in operating leasing.

The provision is made pursuant to the guidelines of chapter II of memo 100 of 1995.

Are registered individual reserves on property equipment and assets given in operating leasing which net value in books is higher than the commercial value established through technical evaluations, and whenever the net value is lower than the commercial value, such difference is accounted for  as revaluations of assets in net-worth

m) Branches and agencies

Registers the movement of operations between the General Management and the offices of financial entities as well as those practiced between those and the foreign agencies.

Balances are conciliated daily and the resulting pending items are regularized in a term no longer than thirty (30) calendar days.

At the accounting closing the net balances are reclassified, reflecting the active or passive accounts and are recognized the respective income and expenses

(m) Prepaid expenses and deferred charges

Prepaid expenses correspond to cash outlays by the Holding and subsidiaries in the development of their respective activity, which benefit is received over several periods and which may be recoverable and assume the successive execution of services received.

Amortization takes place in the following manner:

Prepaid expenses

a.	Interest – during the prepaid period.

b.	Insurance – during the life of the policy

c.	Leases – during the prepaid period

d.	Equipment maintenance – during the life of the contract.

e.	Other prepaid expenses – during the period in which services are received.

Deferred Charges

Deferred charges represent costs and expenses for benefit in future periods and which are not susceptible of recovery. Amortization takes place on the date in which they contribute to generation of income.

a.
Expenses incurred in the reorganization and pre-operational expenses represent expenses of research and development of studies and projects which are deferred provided that pertinent expenses may be identified in a separate manner and that their technical feasibility is proven. Amortization takes place over a period not longer than five (5) years;

b.	Road construction projects. Amortization is made on the contract.

c.	Remodeling amortize over period not longer than two (2) years;

d.	Computer programs amortize over periods not longer than three (3) years.

e.
Improvements in properties under lease contracts amortize during the lesser of the period of duration of the underlying contract and its probable useful life without taking lease extension into consideration.

f.	Deferred income taxes of “debit” nature resulting from temporary differences are amortized upon compliance with legal and regulatory requirements as pertinent to fiscal dispositions.

g.
Advertising and propaganda amortize during a period equal to that of the accounting exercise; however, those expenses for publicity and propaganda under launching of new products or image change may not exceed an amortization period of three (3) years.

h.	Taxes under a prepaid fiscal period of 4 years

i.	Surveys and projects will be amortized over a two (2) years period.

j.	Other concepts are amortized over the period for recovery of the cash outlay or during the period in which benefits are received.

k.	Fees and commissions paid for products are amortized over a period not exceeding six (6) months.

k)	Commissions paid for products will be amortized over a period no greater than six (6) months

l)	Discounts placed on investment titles are amortized over a five (5) year period

(n) Intangible Assets

Mercantile Credit Acquired

Parent Company

Accounts for amounts paid in excess of book value in the acquisition of shares or aliquots of ownership participation

Mercantile credit received from the acquisition of shares of Corporacion de Ahorro y Vivienda AHORRAMAS S.A., currently Banco Comercial AV Villas S.A. is amortized in straight line over ten (10) years as established since its origin.

Mercantile credit from the acquisitions of Banco Popular S.A. and Banco de Occidente S.A.by Grupo Aval Acciones y Valores S.A. is amortized under the method “Reversal of the sum of the digits over the tenor” in a twenty year period”.

Subordinate Banco de Bogotá S.A. as of 9 October 2006 adhered to the dispositions of External Memorandum 034 of the Financial Superintendence of Colombia and in this sense, outstanding mercantile credit as of the closing of fiscal year 2006 began to be amortized under the exponential method over a period of twenty (20) years. In a similar manner, mercantile credit was allocated amongst several business lines. These business lines are subject to a deterioration test in which comparison with book value (including the assigned mercantile credit) with technical valuation studies prepared annually by independent experts. If losses due to deterioration are found, the mercantile credit assigned to such line of business must be amortized up to the amount of the established loss.

Subordinate Banco de Occidente S.A., amortizes mercantile credit on the basis of the exponential method over amounts originated on the difference between values paid and net shareholder equity on the date of acquisition of Banco Aliadas and Banco Union Colombiano, over a period of respectively 216 and 237 months, in accordance with the dispositions of External memorandum 034 issued by the Financial Superintendence of Colombia. The Bank values selected business lines at market price in order to establish if there is or not a deterioration of such business line. Valuation is prepared on the basis of earnings flows generated by each business line, identified as an independent cash flow generator.

Banco Popular S.A. and Banco Comercial AV Villas S.A. do not account for any amounts corresponding to acquired mercantile credit in their financial statements.

(o) Other Assets

Other Assets basically include assets available for sale, investments in custody, assets available under leasing contracts and prepaid taxes.

Assets available for sale are assets no longer used in the main core business of the banking subsidiaries of Grupo Aval and which are depreciated through the moment of sale. Furthermore, these assets are material proof of demerit and any deterioration is charged to the Consolidated Income Statement; investments in custody are rights acquired under trust transactions; assets available under leasing contracts represent a stock of assets to be placed under lease contracts for tenor no exceeding one (1) year.

Rights under Trust Agreements

Register all rights generated through execution of mercantile fiduciary agreements which give either the trustee or the beneficiary the right to exert in accordance with either the contract or legal dispositions.

The transfer of one or more of the assets, as directed by the trustee to the trust agent, must be executed, as per accounting regulations, at adjusted cost in such a way that the delivery of the asset does not in itself generate realization of profit for the trustee and the latter will only be relevant, in income terms, when the assets is effectively realized to a third party.

(p) Valuations

Subordinates register in this account the revaluation of investments available for sale under participation securities, properties and equipment, specifically real estate and vehicles and of art and culture holdings.

The company registers in this account the appreciations originated by the difference between the cost of the investment received in split processes and the intrinsic value thereof at the time of transaction as well as those generated between the intrinsec value of investments and their realization value.

No valuations are registered over assets received in payment and repossessed

Accounting

Revaluation of investments available for sale through participation securities are registered on the basis of the shareholder equity variations of the issuer.

Revaluation of real estate properties is determined as the difference between the net cost of the assets and the value of their commercial appraisal conducted by firms with recognized experience and reputation in these matters. In the event of devaluation in the value of the property, under a rule of prudence, a reserve is then created.

Revaluation of art and culture holdings is registered taking into account the condition of preservation of the works, their authenticity, size, technique and the price of similar works.

(q) Income received in advance

Registers deferred income and revenues received in advance by subordinates in due development of their activity and are amortized during the period in which they accrue or during the period in which services are rendered.

The deferred earnings earnings from the sale of assets received in payment financed through credit operations are amortized during the period of the respective credits.

Interests and monetary correction of the credits placed in UVR which were product of credit restructure are registered as income when collected.

The adjustment of the UVR such as indicated in the policy of Recognition of Income for yields and financial leasing.

(r) Pensions Obligations

On June 30, 2012 and December 2011 subordinates not having amortized 1000% will apply the provisions of decree 4565 of December 7,, 2010 which modified the methodology to determine the proportion of calculation that must be amortized The reserve is realized lineally, so that at December 31, 2009 is amortized 100% of the corresponding calculation. From thereon, the amortization of such percentage will be kept; the payment of retirement pensions are charged against the constitute reserve.

For institutions having amortized 100%, the retirement pensions are quantified through an actuarial study elaborated by specialized experts independent from the Holding company and its subordinates.

The provision is registered 100% of the corresponding calculation and such percentage is maintained.

Payments of retirement pensions are made against the pertinent reserve.

(s) Estimated Liabilities and Provisions

Subordinates have created reserves for coverage of estimated liabilities on the basis of:

•	the existence of an acquired right and, therefore, of a binding obligation;

•	that payment is demandable or probable; and

•	the provision is justifiable, quantifiable and verifiable.

Likewise, this account registers values estimated by reason of taxes, contributions and memberships.

(t) Bonds mandatorily converted in shares

Represents the nominal value of bonds issued by the subordinates which grant holders the right to conver them in shares issued by the society,

The discounts granted in the issue will be charged to the subaccount – 192037 in placement of “boceas” and the premiums in the subaccount 272010.

(u) Recognition of Income by yields, Financial Leasing and Monetary Correction

The income from financial leasing and other concepts ar recognized at the time of the causation:

Suspension of interest accrual

Pursuant tom loan portfolio, subordinates suspend interest accrual, monetary correction, foreign exchange adjustments, fees, other payments and any other income as soon as there is delay in payment, in the terms of the following chart:

Credit Modality	Past due over
Commercial	3 months
Consumer	2 months
Housing	2 months
Micro-credit	1 month

Therefore, there is no impact on financial results until income is effectively collected. Until such instance, potential income is registered under memo accounts.

In those cases in which, as a result of restructuring agreements or any other modality of agreement, there is capitalization of interest already booked under memo accounts or as balances of charged-off portfolio including capital, interest and other Concepts, accounting is conducted in the form of deferred income, code 272035 and amortization for income statement is proportional to the amounts effectively collected.

In compliance with dispositions of Law 546 of 1999, article 3, creation was made of the UVR (unit of real value) as account unit reflecting the purchase power of the local currency on the basis of, exclusively, changes in the consumer price index as certified by DANE, which value is calculated under a methodology adopted by the central government.

This methodology mandates that during the months in which the CPI is seasonally higher, UVR will suffer a larger adjustment than in months of low inflation. For this reason, calculation of annual inflation on the basis of inflation rate for any given month is equivalent to assume that this is going to be the inflation rate for the entire year, which distorts the reality of what could happen in such period. Aiming to eliminate such distortion, the Colombian Superintendency of Finance has determined that income from this source must be amortized within one year.

(v) Special Rule for Provisions of Accounts Receivable (interest, monetary correction, installments, foreign exchange adjustment and other Concepts)

When subordinates suspend accrual of returns, monetary correction, exchange adjustments, rentals and income of this nature, the entire accrual and non-accrual amounts are reserved.

w) Income Tax

The expenses for income tax are determined on the basis on the greater value between the net income applying the tariff of 33 percent and the presumptive income equivalent to to 3% of net worth of the last day of the preceding year

(x) Deferred Income Tax

Is registered as deferred income tax the effect of the temporary differences implying the payment of greater or lesser value in the current year, calculated at actual rates, provided that there is a resonable expectation  that will be generated enough taxable income during the periods when such differences will be reverted.

(y) Equity Tax

The National Government, through the Law of Tax Reform 1370 of December, 2009 created the Equity tax for the taxable years 2011 to 201, to be applied to legal and natural persons, The same law established that such tax is caused at the tariff of 4.8% plus a surcharge of 25%, for a total rate of 6% over the net equity at January 1, 2011

For accounting purposes, Grupo Aval and its subordinates adopted as a policy the recognition in liabilities of the total tax which is demanded in 8 installments during years 2011 to 2014 against deferred charges amortized during the same period  in 48 monthly installments against the results of the period.  There are companies that register this against surplus of equity, based on decree 514 of 2010 which added article 78 of decree 2649 of 1993.

(z) Legal Reserve

Pursuant to Decree 663 of April 2, 1993 the Legal Reserve of the credit establishments is conformed as a minimum of 10% of the net earnings of the same period up to 505 of the subscribed capital; such reserve can only be reduced to a lower percentage to take care of losses accumulated in excess of the amount of non-distributed earnings

(aa) Contingent accounts

These accounts register operations through which the bank acquires a right or assumes an obligation which appearance is conditioned to whether a fact is produced or not, depending on future, eventual or remote factors. Within the debtor are registered the financial yields and the financial component of leasing canons from the time the causation is suspended in the accounts of loan portfolio and leasing of assets given in leasing.

Within these accounts are highlighted the leasing contracts to be matured, as follows: as current part are registered the canons and purchase options expiring during the following year and non-current the part of such contracts that expire after the first year.

Equally, in the contingent debtor and creditor accounts are registered the values transferred object of a repo or simultaneous operation.

(ab) Memorandum accounts

In these accounts are registered, according to its active or passive nature the operations carried out with third parties which by nature do not affect the financial situation of the bank. Likewise are included the fiscal memo accounts where are registered the figure for the elaboration of the income tax return; equally includes those registry accounts used for fiscal effects, of internal control or management information. The memo accounts can be debtors or creditors depending on the nature of the operation. Besides it contains the value of credits qualified by due date, the reciprocal operations with Affiliates, and from January 1, 2001, the value of the fiscal adjustments for inflation of the non- monetary assets and net worth.

(ac) Recognition of Income, Expenses and Costs

Grupo Aval uses the norm of association and causation to recognize and register the income, costs and expenses. The interests, commissions and rentals paid or received in advance are registered in the account of expenses or income paid or received in advance. No interest, monetary correction, adjustments in exchange,  canons and income from other concepts will be caused when a credit is in default ; commercial credit, 3 months; consumption, 2 months; housing, 2months; and microcredit, 1 month.

(ad) Net income per share

As of June 30, 2012 and December 31, 2011, in order to determine the net earnings per share, the subordinates used the weighted average of the number of shares subscribe and paid between January 1 and June 30, 2012 and july 1 and december 31, which corresponds to 18,551,545,870 and 18,141,550,662 shares respectively. The net earnings per share amounted to $38.73 and $36.57 respectively.

(ae) Relative Importance or Materiality

The consolidated financial statements and accompanying Notes reveal, in an integral manner, those events of economic nature that, for the semi-annual periods terminated on 30 June 30, 2012 and 31 December, 2011 had influence over the financial condition of the Parent Company and the subordinates, its results and cash flows, as well as in changes in the financial condition and in shareholder´s equity. There are no events of this nature that remain undisclosed or that could have a significant effect on the economic decisions of users of the above mentioned information.

(4)            Cash and Bank Deposits

Outstanding balances of cash and bank deposits as of 30 June 2012 and December 31, 2011 is as follows:

	June 30	December 31
Denominated In Colombian pesos:
Cash	$2,047,676	2,001,634
At Banco de la República de Colombia(1)	4,080,993	3,129,391
At other local Banks and financial entities	231,083	232,553
	2,781	2,345
Remittances in transit	1,652	1,510
Provision for cash and bank deposits	(2,791)	(2,247)
Total	6,361,394	5,365,186

Denominated In foreign curency:
Cash	418,210	481,417
At Banco de la República de Colombia	343	373
At foreign banks(2)	3,927,334	2,741,832
Remittances in transit	244,834	193,152
Total	4,590,720	3,416,774
	$10,952,115	8,781,960

(1)
These values are appropriate for the fulfillment of reserve requirements set by the Bank of the Republic and are based on a percentage of the deposits received from customers in each of the bank subsidiaries of Grupo Aval in Colombia.  In accordance with the provisions of resolution No. 11 of 2008, the reserve requirements are determined weekly and their amounts depend on the type of deposit: 11% for deposits in checking accounts and savings and 4.5% on deposits to term with maturity of less than 540 days.

(2)
Certain values in cash and deposits in central banks from abroad are appropriate for the fulfillment of reserve requirements basically established on deposits received by BAC Credomatic's customers in Central America, in accordance with the legal provisions of each of the countries where it operates.  There is no restriction on the available.

Provision of Available

The following is the movement of the provision of the available by semester ending in:

	June 30	December 31
Initial Balance	$2,247	2,587
Provision charged to expenses	780	655
Recovery of provision	(215)	(1,004)
Charge offs and others	(21)	9
Final Balance	$2,791	2,247

(5) Active positions in Operation s of Monetary Market and Related

The balances of active positions in the monetary market and related operations were as follows:

	June 30	December 31
Legal Currency:
Ordinary interbank funds sold	$74,361	160,300
Transfer commitments in closed repo operations	9,311	39,617
Transfer commitments of investments in simultaneous operations	566,399	807,996
	650,071	1,007,913
Foreign currency:
Ordinary interbank funds sold	1,587,794	1,896,400
Transfer commitments of investments in simultaneous operations	-	12,314
	1,587,794	1,908,714
	$2,237,865	2,916,627

(6) Investments

Outstanding balance of negotiable investments was as follows:

	June 30	December 31
Negotiable debt securities
Legal currency:
Government of Colombia	$1,013,757	1,417,856
Government entities	10,765	5,194
Financial institutions	292,626	502,395
Entities not supervised by the Superintendency Of Finance	11,223	19,414
Entitlement of mortgage portfolio	11,494	14,531
Entitlements different from mortgage portfolio	72,278	71,193
Other	104,427	155,369
	1,516,570	2,185,952
Foreign currency:
Government of Colombia	4,628	28,113
Government entities	-	963
Foreign bank	102,230	65,125
Foreign government	81,614	34,071
Residents abroad	11,832	9,345
Financial institutions	45,831	57,194
Entitlements different from mortgage portfolio	144	22,635
Other	61,704	60,747
	307,983	278,193
Repurchase of rights in negotiable investments in debt securities	919,176	981,282
Negotiable investments given as guarantee of payment	5,969	5,008
	925,145	986,290
Total investments in debt instruments	2,749,698	3,450,435

Debt instruments denominated in foreign currency issued by the Colombian Government are bonds denominated in dollars of the United States of America, which are purchased at face value.

(*) The negotiable Rights of repurchase (transfer) of investments in debt securities consist of the following:

	June 30	December 31
In Colombian pesos:
Public debt instruments issued or guaranteed by the Colombian Government	$343,963	705,717
Other public debt instruments	-	12,009
Securities guaranteed by supervised
Institutions of the
Superintendency of Finance
(including mandatory bond s or optionally
convertible in shares)	463,623	21,540
Securities guaranteed or accepted by
Foreign banks	-	1,954
Total in Colombian pesos	807,586	741,220

In foreign currency:
Public debt isntruments issued or
guaranteed by the colombian government	35,720	34,608
Other public debt instruments	5,067	48,076
Securities guaranteed by supervised
Institutions of the
by the Superintendency of Finance (incluiding
mandatory bond or optionally
convertible in shares)	4,876	83,569

	June 30	December 31
Debt securities issued by entities supervised by Superintendency of Finance (includes mandatory bonds or optionally
Convertible in shares)	7,166	8,875
Debt securities issued or guaranteed by
Foreign governments	42,310	51,180
Securites guaranteed
by foreign banks	2,256	2,396
Securities guaranteed and accepted by
Foreign banks	14,195	11,358
Total in foreign currency	111,590	240,063
	$919,176	981,282

Debt securities available for sale

Investments in debt securities available for sale are as follows:

	June 30	December 31
Legal currency:
Issued by the government	$2,934,902	4,979,317
Financial Institutions	16,471	16,979
Entities not supervised by the Superintendency
Of Finance	1,564	1,057
Entitlements of mortgage portfolio	361,386	420,917
Entitlements different from mortgage portfolio	40,336	20,097
Other	37,450	33,405
	3,392,109	5,471,772
Foreign currency:
Issued by the government	410,128	623,083
Government entities	59,639	40,773
Banco de la República	549,049	573,034
Financial Institutions	806,737	637,202
Credit from multinational entity	51,463	61,276
Entities not supervised by the Superintendecy
Of Finance	59,824	58,963
Entitlements of mortgage portfolio	223,995	208,349
Other	67,682	100,350
	2,228,517	2,303,030

Subtotal investments in debt securities	5,620,626	7,774,802
Repurchasing rights in investments available
for sale in debt securities	5,485,529	1,861,231
Securities issued and guaranteed	117,854	55,438
	$11,224,009	9,691,470

 (*) Rights of repurchase of investments available for sale as debt securities included:

	June 30	December 31
Denominated In colombian pesos:
Public debt securities issued or
guaranteed by the government	$5,333,912	1,798,070
Total in colombian pesos	5,333,912	1,798,070

Denominated In foreign currency:
Securities issued or guaranteed by
foreign governments	65,139	61,080
Securities issued or guaranteed by
Foreign banks	-	2,081
Securities issued or guarnateed by the	75,216	-
Superintendency of Finance
Other securitites	11,262	-
Total in foreign currency	151,617	63,161
	$5,485,529	1,861,231

Investments to hold through maturity

Investments in securities to hold through maturity, consisted of the following items:

	June 30	December 31
Debt securities

Legal currency:
Issued by tjhe government	$710,364	763,161
Government entities	616,532	594,783
Financial Institutions	49,455	543,915
Entitlements mortgage portfolio	1,879	4,322
Corporate Bonds	1,832	-
Other	1,186,119	1,119,912
	$2,566,181	3,026,093
Foreign currency:
Issued by the government	1,913	13,058
Foreign bank	128,471	-
Foreign government	14,405	11,855
Multilateral credit institution	7,280	13,524
Residents abroad	-	1,018
Financial Institutions	227,297	4,166
Other	23,973	2,068
	403,339	45,689
Repurchasing rights	449,943	-

Total Investments to hold through maturity	$3,419,463	3,071,782

(*) Rights of repurchase of investments to hold through maturity included:

	June 30	december 31
Denominated In colombian pesos

Public debt securities issued by the government	$449,943	-
Total denominated in colombian pesos	$449,943	-

Maturity and performance of the investments to hold through maturity on June 30, 2012, is as follows:

	Balance	Yield	(1)
Maturity:
One year or less	$2,817,421	3.15%
From one to five years	599,862	4.57%
From five to ten years	2,180	9.76%
More tan ten years	-	0%
	$3,419,463	3.41	%(2)

(1) Calculated using the internal rate of return (IRR) of june 30,  2012.

(2) Weighted average, based on the volume of each of the yields.

Equity Trading Securities

The trading equity securities are composed of the following items:

	June 30	December 31

Trading Equity securities:
Banco de Bogotá	-	36,967
Severance funds – Reserve of stabilization	37,349	20,369
Pension funds – Reserve of stabilization	310,445	288,121
Others entities	759,660	661,763
Other	185,993	45,166
	$ 1,293,447	1,052,386

All investments in securities were classified under category "A" with the exception of the following:

Entity	Category	Provision June 30	Category	Provision December 31
Promotora de Inversiones Ruitoque S.A.	B	$198	B	$198
Petróleos Colombianos Limited	E	89	E	96
CCI Marketplace S.A.	C	132	D	-
Textiles el Espinal S.A.	E	2,399	E	2,399
Petróleos Nacionales S.A.	E	257	E	257
Inversiones FCPM Holdings	E	369	E	-
Fábrica de textiles del Tolima	E	379	E	-
Promotora la Alborada S.A.	E	316	E	316
Edubar	E	143	D	-
Inmobiliaria Selecta S.A.	D	84	D	-
Inversiones Sides S.A.S	B	43	E	-
Inducarbón	E	1	E	1
Promotora la Enseñanza	E	70	E	70
Reforestadora de Santa Rosalia	E	12	E	12
Otros		215		1,382
		$4,707		$4,733

Equity securities available for sale

The participatory securities available for sale consist of the following instruments

Business name	Participation June 30	June 30	Participation December 31	December 31
Empresa De Energía de Bogotá “EEBB”	3.56%	$572,238	3.56%	585,573
Promigás S.A.	24.97%	808,111	14.39%	523,153
Proenergía Internacional S.A.	-	-	9.99%	117,482
AEI Promigas Holdings LTD. (Inversión en Dólares)	-	-	20.30%	102,524
AEI Promigas LTD. (Inversión en Dólares)	20.30%	-	20.30%	90,351
AEI Promigas Invesments LTD. (Inversión en Dólares)	20.30%	-	20.30%	90,351
Mineros S.A.	6.98%	50,257	6.98%	87,905
Gas Natural S.A.	1.68%	53,481	1.68%	53,481
Concesionaria Ruta del Sol S.A.	33.00%	86,562	33.00%	41,534
Bolsa de Valores de Colombia S.A. “BVC”	4.51%	12,075	3.36%	17,215
Jardín Plaza S.A.	17.76%	10,478	17.76%	10,031
Concesionaria Tibitó S.A.	33.33%	13,505	33.33%	9,823
Redeban Redmulticolor S.A.	2.44%	5,114	20.20%	5,115
Sociedad Transportadora de Gas de Occidente S.A.	2.80%	3,601	2.80%	4,236
Depósito Centralizado de Valores de Colombia	6.62%	3,397	8.04%	3,159
ACH Colombia S.A.	11.91%	2,661	33.84%	2,661
A Toda Hora	20.00%	1,092	59.99%	425
Otros		157,331		30,930
		$1,779,903		1,775,948

Dividends received by investments in securities totaled $89,808 and $5,760 for the semesters ended June 30, 2012 and December 31, 2011, respectively.

In addition to the direct participation of 14.39% of Corficolombiana in Promigas S.A. E.S.P. or "Promigas", in February 2011, Corficolombiana acquired a 10.58% indirect participation in the society through the acquisition of the 20.30% in Promigas Holding, Promigas Investment and Promigas Ltda, which together had a direct participation of the 52.13% in Promigas.

On June 5, 2012, the 10.58% indirect stake of Corficolombiana in Promigas, was transferred to CFC Limited, subsidiary of Corficolombiana, through a process of Division. After the restructuring, CFC Limited was merged with CFC Gas Holdings SAS, colombiansubsidiary of Corficolombiana,

On June 13, 2012, CFC Limited paid dividends in shares for $19.7 billion, representing an effect of exchange caused by the appreciation of the peso against the dollar, which was registered in the books of Promigas Holding, Promigas Investment and Promigas Ltda, before the Division; and on June 27, 2012, CFC Gas Holdings SAS paid Ps. 38.3 billion in cash dividends that represent dividends declared by Promigas Promigas Holdings, Promigas Investment and Promigas Ltda. before the split, derived from its 10.58% economic interest. From February 2011, and until the time of the split, Promigas Holding, Promigas Investment and Promigas Ltda. were not entities consolidated by Corficolombiana.

Provision for debt and equity securities

The following is the provision for debt and equity securities:

	June 30	December 31
Debt securities:
Negotiable	$1,316	1,719
Available for sale	2,313	2,283
Total debt securities	3,629	4,002

Equity securities:
Negotiable	-	-
Available for sale	4,707	4,733
Total Equity securities	4,707	4,733
	$8,336	8,735

Change of the provision:

	June 30	December 31
Initial balance	$8,735	183,222
Plus:
Provision charged to operating expenses	495	463
Recoveries	46	-
Less:
Charge offs	-	(675)
Conversion adjustments	(142)	-
Recovery provision for investments	(798)	(174,275)
Final balance	$8,336	8,735

Maturity of Investments

	June 30
	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
Debt securities	$653,378	790,737	336,053	969,530	2,749,698
Hold through maturity	2,817,434	413,538	186,309	2,182	3,419,463
Available for sale In debt securities	1,115,846	1,918,570	3,237,180	4,952,413	11,224,009
	$4,568,658	3,122,845	3,759,542	5,924,125	17,393,170

	December 31
	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
Debt securities	$705,817	1,695,581	248,911	800,126	3,450,435
Hold through maturity	2,319,742	526,867	220,135	5,038	3,071,782
Available for sale Debt securities	1,044,208	3,417,597	2,742,363	2,487,302	9,691,470
	$4,069,767	5,640,045	3,211,409	3,292,465	16,213,687

(7)	Loan portfolio and Financial Lease Transactions

The detail of loan portfolio and Financial Lease Transactions is as follows:

	June 30	December 31
Portfolio per modality
Ordinary loans	$53,597,725	50,801,362
Loans with resources of other entities	1,743,598	1,876,103
Factoring without recourse	93,587	99,607
Closed letters of credit	207,952	292,528
Overdrafts in checking accounts	1,507,372	567,462
Rebates	389,258	260,600
Credit card	4,755,934	1,074,179
Anticipated recoveries	408,876	3,945,462
Loans to microbusiness and y pymes	979,140	295,559
Microcredits	281,220	1,024,818
Mortgage portfolio for housing	3,978,199	952,580
Loans to employees	149,761	143,675
Reimbursed foreign loans	504	3,404,605
Real estate given on leasing	2,175,331	1,747,132
Immovables given on leasing	3,715,054	2,091,107
Other	53,110	1,370,960
Subtotal by modality	$74,036,621	69,947,740

Loan portfolio by risk

Loan Portfolio and Financial Leasing operations were classified in accordance with the requirements of the Superintendencia Financiera of Colombia, as follows:

	June 30		December 31
Risk Category	Capital	Provision Capital	Capital	Provision Capital
Commercial:
Category A Normal	$39,941,445	489,126	37,962,255	478,608
Category B Acceptable	1,380,999	48,600	1,431,282	54,827
Category C Apreciable	649,878	70,206	529,817	75,108
Category D Significant	362,327	215,602	362,832	209,697
Category E Uncollectable	264,289	236,863	259,358	223,184
Subtotal comercial	42,598,938	1,060,397	40,545,544	1,041,424

Consumer
Category A Normal	19,936,195	368,879	18,675,381	332,538
Category B Acceptable	388,661	31,666	309,726	28,043
Category C Apreciable	304,258	56,721	266,575	54,674
Category D Significant	392,049	279,986	327,823	230,830
Category E Uncollectable	152,345	141,003	156,380	152,841
Subtotal consumer	21,173,508	878,255	19,735,885	798,927

	June 30		December 31
Risk Category	Capital	Provision Capital	Capital	Provision Capital
Micro-credit:
Category A Normal	256,309	2,564	270,610	2,707
Category B Acceptable	8,208	266	3,524	114
Category C Apreciable	3,982	768	1,895	368
Category D Significant	3,008	1,489	1,683	832
Category E Uncollectable	9,712	9,509	6,455	6,246
Subtotal micro-credit	281,219	14,596	284,167	10,267

Housing:
Category A Normal	3,875,965	14,579	3,975,448	14,212
Category B Acceptable	102,575	2,156	115,983	2,338
Category C Apreciable	62,164	2,766	70,782	3,128
Category D Significant	20,730	3,925	18,241	3,461
Category E Uncollectable	24,748	5,282	37,923	17,858
Subtotal Housing	4,086,182	28,708	4,218,377	40,997

Financial Leasing :
Category A Normal	5,451,062	314,475	4,767,843	321,217
Category B Acceptable	260,242	11,486	229,274	9,987
Category C Apreciable	51,958	4,830	51,346	4,900
Category D Significant	107,779	49,571	83,509	41,478
Category E Uncollectable	25,733	23,239	31,795	27,013
Subtotal Financial Leasing	5,896,774	403,601	5,163,767	404,594
General Provision	-	12,167	-	10,291
Total per Modality	$74,036,621	2,397,724	69,947,740	2,306,500

Loan Portfolio per currency

	June 30			December 31
Per currency	Legal Currency	Foreign Currency	Total	Legal Currency	Foreign Currency	Legal Total
Commercial	$36,890,049	5,708,889	42,598,938	32,023,943	8,521,601	40,545,544
Consumption	16,966,052	4,207,456	21,173,508	15,474,457	4,261,428	19,735,885
Microcredit	281,219	-	281,219	284,167	-	284,167
Housing	910,626	3,175,556	4,086,182	833,973	3,384,404	4,218,377
Financial Leasing	5,632,999	263,775	5,896,774	4,868,033	295,734	5,163,737
Total per currency	$60,680,945	13,355,676	74,036,621	53,484,574	16,463,167	69,947,740

Restructured Loans

The table below contains a summary presentation of the portfolio of loans restructured on June 30, 2012:

Category Risk	Capital	Capital Provision
Commercial:
Law 116	$218,519	105,052
Law 550	125,915	59,883
Law 617	276,184	34,418
Ordinary and extraordinary	716,418	120,068
Homologated reorganization plan	1,304	1,013
Liquidation	25,319	23,164
	1,363,659	343,598
Consumer:
Law 116	1,317	1,202
Law 550	5	4
Ordinary and extraordinary	336,530	104,615
Homologated reorganization plan	74	48
Liquidation	138	92
	338,064	105,961

Category Risk	Capital	Capital Provision
Micro-credits:
Law 116	170	120
Ordinary and extraordinary	3,450	600
	3,620	720
Housing:
Ordinary and extraordinary	66,630	6,700

Financial Leasing :
Law 116	7,694	4,371
Law 550	937	126
Ordinary and extraordinary	93,728	28,717
Homologated reorganization plan	392	240
	102,751	33,454
Total restructures and agreements	$1,874,725	490,432

Provision for Loan Portfolio and Financial Lease Operations

The movement of reserves of loan portfolio and financial leasing operations by modality is as follows:

	June 30	December 31
Initial balance	$2,306,500	2,225,975
Plus:
(+) Provision charged to expenses	1,040,473	1,007,120
Combination of businesses	5,486	1,206
Exchange difference	(18,838)	20,120
Lewss:
(-) Loan charge offs	(315,227)	(327,297)
(-) Recovery of provision	(620,670)	(620,624)
Fina Balancel	$2,397,724	2,306,500

(8)	Accounts Receivable

Caused interest receivable on loans, financial leases and other accounts receivable comprise:

	June 30	December 31
Interest:
Inter-Bank funds sold and resale agreements	$245	158
Loan Portfolio	709,541	616,340
Financial component in leasing operatios	7,793	5,592
Intereset - Others	19,780	22,285
	737,359	644,676
Other accounts receivable:
Fees and commissions	54,587	56,913
Dividends	43,993	4,695
Warehousing Service	28,567	32,488
Leases	623	559
Cannons of operational leasing collateral	33,953	5,631
Sale of goods and services	202,998	393,707
Payments on behalf of clients portfolio	220,271	200,638
Credit card vouchers	-	9,179
Promitent sellers	37,091	27,750
Advance payment of suppliers contracts	632,968	541,190
Advances to personnel	1,716	1,671
Installments retirement pensions(1)	4,171	7,656

	June 30	December 31

Cash missings	1,228	1,284
Exchange missing	2,590	1,992
Claims to insurance companies	10,111	5,553
Sales Tax	39,145	17,630
Transfer to Dirección Nacional del Tesoro (inactive accounts)	34,706	33,437
Gobierno Nacional Law 546 of 1999	315	315
Servibanca and other networks	32,091	29,906
Banco República Citibank New York	2,645	2,645
Patrimonio Autónomo de Megabanco M/L	-	1,539
Other automatic tellers - ATH	16,832	15,853
Other forwards NDR without delivery	4,419	292,624
Other condonations TC collections	801	725
Inactive accounts(2)	4,710	4,700
Other	315,273	32,669
	1,725,803	1,722,949
Total interest and other receivables	2,463,162	2,367,625
Reserve of accounts receivable	(186,177)	(171,202)
Total accounts receivable	$2,276,985	2,196,423

(1)
This value includes the share of pensions canceled by Banco Popular and we must  assume the Caja Nacional de Previsión – En Liquidación. The Bank currently is carrying out work aimed at collection of these pensions.

(2)
Corresponds to the transfer of the inactive accounts to DTN pursuant to Decree 2332 of 1998 of the Ministerio de Hacienda and External Memorandum 01 of 1999 and 015 of 2011 of the Colombian Superintendency of Finance..

Movement of Provisions for Accounts Receivable

The Movement of Reserves for Accounts Receivable was as follows
	June 30	December 31
Initial Balance	$171,202	158,112
Provision charged to expenses	77,562	82,496
Combination of businesses	-	-
Exchang difference	7,413	506
Recoveries	(40,502)	(43,902)
Charge offs	(27,234)	(31,437)
Others	(2,264)	5,427
Final Balance	$186,177	171,202

(9)	Acceptances and Derivatives

	June 30		December 31
	Assets	Liabilities	Assets	Liabilities
Acceptances:
In term	$80,802	81,018	107,763	113,349
After the term	6,055	6,072	8,834	9,894
Total acceptances	86,857	87,090	116,597	123,243
Cash Operations	86	27	50	-
Forward contracts of speculation:
Sales Rights over foreign exchange	6,143,958	(2,867,846)	2,377,937	(6,367,649)
Rights of purchase of foreign exchange	2,159,790	(4,664,455)	6,143,984	(1,887,352)
Sales obligations on foreign currency	(6,018,860)	2,889,088	(2,360,521)	6,568,409
Purchasing obligations on foreign currency	(2,172,022)	4,728,874	(5,957,831)	1,900,893
	112,866	85,661	203,569	214,301
Coverage forward contracts M/E:
Sales Rights over foreign exchange	1,321,099	(206,493)	223,837	(1,554,546)
Rights of purchase of foreign exchange	73,145	(41,041)	302,450	-
Sales obligations on foreign currency	(1,265,523)	207,353	(222,114)	1,585,376
Purchasing obligations on foreign currency	(72,947)	41,560	(297,393)	-
	55,774	1,379	6,780	30,830

	June 30		December 31
	Assets	Liabilities	Assets	Liabilities
Forward Contracts:
Rights of sale over foreign exchange	925,025	(8,999)	9,689	(304,658)
Rights of purchase over foreign exchange	12,514	(1,108,879)	716,413	-
Rights of sale over securities	33,727	(658,396)	41,651	(16,049)
Rights of purchase over securities	16,286	(10,280)	3,420	-
Obligations of sale over foreign exchange	(925,025)	8,999	(9,689)	304,810
Obligations of purchase over foreign exchan	(12,347)	1,109,005	(716,303)	-
Obligations of sale over securities	(33,727)	658,401	(41,651)	16,052
Obligations of purchase over securities	(16,285)	10,208	(3,420)	-
	168	131	110	155
Swaps:
Obligations of sale over foreign exchange	633,409	(306,920)	389,789	(483,523)
Rights over interest rate	605,599	(653,187)	656,335	(704,161)
Obligations over foreign exchange	(591,217)	335,220	(351,203)	521,798
Obligations over interest rate	(593,179)	683,117	(643,536)	740,633
	54,612	58,230	51,385	74,747
Options:
Call options in foreign currency	14,721	1,385	38,692	4,261
Put options on foreign currency	3,590	33,223	1,626	21,425
	18,311	34,608	40,318	25,687
Total acceptances and derivatives	$328,674	267,125	418,809	468,964

The rights and obligations of Grupo Aval, originated in cash transactions and derivatives, transactions were as follows:

•	Bank subsidiaries of Grupo Aval currently have investment portfolios in local and foreign currency, enabling them to offer their customers interest rates and hedge foreign currency operations.

•	Derivatives are used as protection against risks from Exchange rates and increase the ability to anticipate the performance levels of investments in foreign currency foreign currency.

•
Under the guidelines emanated from the Colombian Superintendency of Finance, the portfolios of derivatives of Grupo Aval Bank subsidiaries are valued at market prices every day. Unrealized profits and losses are recognized in the consolidated statements of results.

•	Rates and maturities of forward contracts are the same of the futures contracts

(10)	Property, Plant and Equipment - net

Elements of property plant and equipment, was as follows:

	June 30	December 31
Non depreciable:
Land	$234,460	235,278
Importations in transit	179,503	234,258
Constructions in progress	49,655	36,478
Rural realty	122,616	126,712
Total non depreciable	586,234	632,726

Depreciable:
Buildings and warehouses	1,087,738	1,138,075
Equipment, office furniture and utensils	589,581	607,540
Computer Equipment	745,790	773,088
Vehicles	65,840	77,432
Machinery and equipment	254,142	280,517
Silos	1,770	820
Livestock	490	540
Total depreciable	2,744,751	2,878,012

	June 30	December 31
Accumulated Depreciation	(1,572,621)	(1,667,942)
Provision	(4,316)	(5,085)
Net Property and equipment	$1,754,048	1,837,711

Commercial value	$5,495,774	5,603,820
Reappraisal	$2,167,971	2,093,081

Accumulated Depreciation property and equipment:

	June 30	December 31

Buildings, warehouses and silos	$(519,716)	(572,369)
Furniture and utensils	(356,991)	(363,713)
Computer Equipment	(497,178)	(503,940)
Vehicle	(38,708)	(36,059)
Equipment of mobilization and machinery	(160,027)	(191,861)
	$(1,572,621)	(1,667,942)

Provision for property and equipment:

	June 30	December 31

Activo:
Edificios	$(613)	(649)
Muebles y enseres	(2,229)	(2,789)
Equipo de cómputo	(1,474)	(1,647)
Total provisión	$(4,316)	(5,085)

(11)	Operating Leasing - net

Operational leases in which the Bank or any of its bank subsidiaries act as lessor, is as follows:

	June 30	December 31

Machinery and equipment	$83,256	78,229
Vehicles	37,227	29,195
Computer equipment	256,983	221,194
Computer software	117,977	108,728
Furniture and utensils	52,782	50,627
Realty	27,332	27,242
	575,557	515,215

Accumulated Depreciation	(205,438)	(187,180)
Provision for assets given in operating leasing	(5,473)	(4,786)
	(210,911)	(191,966)
	$364,646	323,249

Accumulated depreciation of assets given in operating lease is as follows:

	June 30	December 31

Machinery and equipment	$(33,516)	(34,561)
Vehicles	(5,324)	(3,683)
Computer Equipment	(101,826)	(89,983)
Computer software	(44,427)	(39,885)
Furniture and utensils	(19,846)	(18,627)
Realty	(500)	(441)
	$(205,439)	(187,180)

The expense of the provision for assets given in operative leasing was calculated over

	June 30	December 31

Furniture and utensils	$(43)	(24)
Realty	(5,430)	(4,762)
	$(5,473)	(4,786)

(12)	Foreclosed Assets , Net

The composition of the account goods received in payment account, was as follows:

	June 30	December 31

Reinstated assets of leasing contracts:
Real estate
Machinery and equipment	$3,746	3,961
Vehicles	2,884	2,244
Furniture and utensils	4	10
Computeer equipment	-	-
Real estate	34,299	8,787
Real estate residential leasing	1,806	2,107
	42,739	17,109
Assets received in payment:
Real estate housing	37,296	40,378
Other real estate	139,846	189,242
Furniture	11,475	10,104
Movable values	-	4,671
	188,617	244,395

Provision reinstated assets and assets received in payment	(142,951)	(166,537)
Reinstated assets and assets received in payment, net	$88,405	94,967

Realizable assets:
Land	18,331	2,259
Construction Materials and raw materials	51,773	50,319
Constructions in process	294	297
In process Products	73,236	77,247
Housing	18,436	14,408
Finished goods	15,456	16,369
Merchandise in tránsit	3,421	7,143
Merchandise	13,201	17,152
	194,148	185,194
Other:
Inventory of livestock	4,792	4,678

Assets not used in the corporate purpose:
Land	5,217	5,439
Buildings	7,890	9,522
Less depreciation	(1,265)	(1,509)
	11,842	13,452

Pprovision realizable assets and other	(3,009)	(4,265)
Realizable assets, net	207,773	199,059

Total reserve for realizable assets, received
In payment and reinstated assets	(145,960)	(170,802)
Total foreclosed assets	$296,178	294,026

Balance Movement Provision Foreclosed Assets

The movement was as follows:

	June 30	December 31

Initial Balancel	$170,802	158,311
Provision charged to expenses	15,785	15,111
Combination of expenses	-	17,526
Exchange difference	(2,387)	2,566
Recoveries	(8,559)	(16,836)
Provision used in sales	(5,570)	(3,642)
Reclassifications	(22,746)	(975)
Charge offs	(1,365)	(1,259)
Final Balance	$145,960	170,802

(13)	Prepaid Expenses and Deferred Charges, net

The composition of the account is as follows:

	June 30	December 31

Pre-paid Expenses:
Interest	$3,574	4,510
Insurance	21,287	15,124
Rentals	1,356	1,281
Maintenance of equipment	2,378	2,337
Other	66,847	13,018
Total prepaid Expenses	$95,442	36,270
Deferred Charges:
Operational and reorganization Expenses	4,032	5,421
Remodeling Expenses	9,807	17,016
Studies and projects	175,498	146,041
Computer software	79,847	78,691
Stationary	30,928	26,657
Improvements to properties taken in lease	44,081	46,974
Discount investment securities placement	10,598	12,808
Commission of Placement of investment securities	25	42
Deferred income tax debit	118,880	132,667
Publicity and advertising	5,322	9,113
Property Tax	445,106	507,527
Contributions and y affiliations	1,927	26,516
Commissions paid for derivative products	-	-
Loss for adjustment in valuation of securities	5,717	7,467
Goods received in rental leasing	-	72,260
Double driveway construction and improvement
Existing driveway (Coviandes)	769,059	475,958
Work deviations Pisa	-	154,561
Consorcio constructor Ruta del sol Consol	-	38,695
Other values lower than 5% reported by the entities	-	58,221
Other deferred charges	255,157	128,737
Total deferred charges	$1,955,984	1,945,372
	2,051,426	1,981,642

(14)	Goodwill, net

The composition of mercantile credit, is as follows:
	June 30	December 31

Mercantil credit acquired by Aval in the purchase of
hares of Bancos Popular y Occidente	$417,953	423,506
Mercantil credit acquired in the combination of
business with Megabanco	500,290	510,799
Mercantil credit acquired in the combination of
Business with BAC ("Banco de América Central")	1,828,011	2,017,279
Mercantile Credit in the combiantion of
Business with Corporación Financiera
Colombiana S,A,	121,962	131,993
Mercantil credit acquired in the combination of
Business with Banco Aliadas and Banco Unión	25,016	25,720
	$2,893,232	3,109,297

(15)	Other Assets - Net

The composition of Other Assets, are as follows:

	June 30	December 31
Asets available for sale(1)	$479,164	407,208
Aggregate value deductible from taxes and
Tax withholding	152,167	38,693
Restricted Deposits	166,341	109,308
Investments in custody	31,147	32,808
Taxes paid in advance	428,803	65,507
Assets available for rental contracts	302,864	338,739
Consortium(2)	80,334	75,663
Other	95,227	67,507
	1,736,047	1,135,433
Less: Provision and accumulated depreciation	(64,385)	(61,880)
	$1,671,662	1,073,553

(1)	It includes inventories of real sector companies.7
(2)	They include capital expenditures related to consortia for the collection of tolls by Corficolombiana.

(16)	Asset Valuation, net

The table below describes the revaluations at the closing of June 30, 2012 and  December 31, 2011:

	June 30	December 31

Appraisal of property plant and equipment	$2,164,971	2,093,081
Surplus (devaluation) of investments(1)	421,563	(12,535)
Valuation of other assets	10,759	10,759
Valuations of assets	2,600,293	2,091,305
Participation of non-controlling interest	1,434,373	1,209,563
Surplus for Valuation of assets	$1,165,920	881,742

(1)	Surplus and devaluation by valuation of investments.

In the process of split of the 3,358,446,312 shares of Banco Popular S.A. by Rendifin S.A. and 757,081,997 shares by Inversiones Escorial and Popular Securities, in favor of Grupo Aval Acciones y Vaalores S.A., it was determined the following valuation:

	September 20, 2011	June 23, 2011
Value mof the consolidated homogenized equity
of Banco Popular S,A, (at mayo 2011) (A)	$1,789,264,000	1,758,109,000
Number of outstanding shares (B)	7,725,326,503	7,725,326,503
Intrinsec value (en pesos) (A/B)	$232	228
Number of shares received by Aval
In escisión (C)	1,514,163,994	3,358,446,312
Intrinsec value of share s
acquired (D = (A/B) * (C))	$350,696	764,306
Value accounted as expense (E)	681,374	231,878
Devaluation (D-E) caused	(330,678)	532,428
Balance accumulated valuation(F)	$201,750	532,428

The valuations here determined, were eliminated in the consolidation process remaining only the effect of Sahreholder´s Equity.

(17)	Time Deposits

Breakdown of time deposits (in terms of maturity) account was as follows

	June 30	December 31

Legal currency:
Less than six months	$2,852,256	2,971,171
Between six and twelve months	2,798,016	3,132,630
Between twelve and eighteen months	1,263,553	1,278,509
More than eighteen months	11,356,160	7,939,199

Foreign currency:
Less tan six months	3,189,178	2,767,769
Between six and twelve months	1,976,285	1,665,993
Between twelve and eighteen months	1,712,351	2,081,564
More than eighteen months	934,720	793,658
	$26,082,519	22,630,493

(18)	Borrowings form Banks and Others

The Colombian Government has created programs for the promotion of the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs have been placed under the administration of the Banco de la República and various government entities such as BANCOLDEX and FINAGRO FINDETER.

	June 30
Entity	Short Term (1 year)	Medium Term (1-3 years)	Long Term (3-5 years)	Long Term More than 5 years	Total
Banco de Comercio Exterior	$296,464	612,288	65,428	10,330	948,510
Fondo para el Financiamiento
del Sector Agropecuario FINAGRO	58,044	309,299	145,100	54,153	566,596
Financiera de Desarrollo
Territorial S,A FINDETER	50,577	335,365	199,486	366,945	952,373
Foreign banks(1)	1,351,904	2,025,410	359,065	1,331,357	5,067,736
Other	307,130	255,524	1,253,314	242,477	2,058,445
	$2,064,119	3,537,886	2,022,393	2,005,262	9,629,660

	December 31
Entity	Short Term (1 yeaar)	Medium Term (1-3 years)	Long Term (3-5 years)	Long Term More than 5 years	Total
Banco de Comercio Exterior	$407,699	755,791	58,919	2,568	1,224,977
Fondo para el Financiamiento
del Sector Agropecuario FINAGRO	64,623	273,339	263,701	232	601,895
Financiera de Desarrollo
Territorial S,A FINDETER	61,327	460,463	321,297	232,538	1,075,625
Foreign banks	3,111,628	2,501,663	830,034	-	6,443,325
Otros	149,645	292,920	1,649,364	-	2,091,929
	$3,794,922	4,284,176	3,123,315	235,338	11,437,751

Loans under these programs carry interest rates ranging between 3.0% and 6.0% above the average rates paid by  local banks on their funds in short-term deposits. Credit terms vary depending on the program (with terms of up to 10 years). Grupo Aval finances approximately between 0% and the 15.0% of the total of each credit and the remainder is financed by the appropriate governmental entity. The loans granted to customers are denominated in the same currency and carry the same maturity of the loans granted by government agencies.

(1)
Includes an obligation to three years to US$ 500 million equivalent to PS. 892.3 million, acquired by Banco de Bogotá with different financial institutions, including HSBC Securities Inc., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC, on December 19. Used amounts shall accrue interest at three or six-month LIBOR rate plus 225 bps, by decision of Banco de Bogotá

(19)	Accounts Payable

The balance of accounts payable is as follows:
	June 30	December 31

Interest:
Deposits and liabilities	$234,285	182,139
Operations of the money market	103	340
Credits in Banks and other financial obligations	77,098	61,171
Outstanding investment securities	72,391	58,460
Bonds mandatorily convertible in shares	1	152
Others	11,106	10,768
	$394,984	313,030
Commission and other:
Commissions and fees	$45,220	39,269
Income tax and complimentary	35,420	118,654
Property tax	108,531	131,504
Other taxes	390,473	440,679
Dividends and surpluses to pay	393,760	568,245
Rentals	5,065	5,172
Financial transactions tax	31,323	31,994
Sales tax to pay	39,335	43,769
Promitent buyers	14,563	5,006
Payments to suppliers	399,774	550,968
Contributions and affiliations	3,959	15,918
Withholdings and other labor contributions	200,658	194,015
Fines and penalties, litigation, indemnities and lawsuits	4	61
Insurance premium	242,883	237,501
Fondo de garantías de instituciones financieras	-	701
Collections on behalf of third parties	279,945	152,825
Operations with card	-	27,548
Sobrantes por compensación AVAL	59,831	115,414
Cédulas cafeteras pendientes de utilizar	71,387	42,793
CDTS vencidos	27,732	30,129
Principal and interest bonds of peace	28,552	28,433
Transitory for dispersion of funds	-	26,532
Attachments to customer accounts	18,200	21,218
Sundry surplus	-	4,286
Sundries from other institution reported as less than 5%	-	148,025
Creditors by clearance installments	-	8,678
Principal and interest security bonds	7,152	6,996
Cash collection through transporter of securities	-	6,830
Checks unpaid	7,965	8,113
Professional fees	3,453	2,947
Compensation credibanco	2,436	5,283
Other (*)	495,054	74,442
	$2,912,675	3,093,949

(20)	Other Liabilities

The balance of the account other liabilities and obligations is as follows:

	June 30	December 31

Labor Obligations	$222,752	234,657
Advance income	216,635	235,552
Deferred payments	72,163	68,504
Pensions obligations	309,867	299,001
Letters of credit of deferred payment	14,891	4,835
Credit for deferred monetary correction	12,776	13,581
Deferred income tax	207,630	183,691
Cancelled accounts	23,917	19,511
Payments to be applied to sight obligations	277,306	134,992
Other	83,084	253,445
	$1,441,021	1,447,769

Detail of the pension obligations of subsidiaries of Grupo Aval,
Banco de Bogotá SA and subordinates:

Entity
Pension Obligation	Banco de Bogotá	Corficolombiana	Almaviva
Actuarial method used	Contigent growing fractioned payments. Decree 2984 of 2009, decree 2783 of 2011. And Resolution 1555 published 30 june 2010	On the basis of decree 2984 of 2009 wich amended Decree 2783 of 2011, on the basis of a DANE established rate Of 4.80%.	Contingent annually growing fractionated payments in arrears. Decree 4565 of 2010.
Number of users.	1,137 persons of wich 672 are retired 418 substitute, 32 retires pensioned, And 15 are active individuals.	1 direct pensioner.	Thirty eight (38) retirees of which thirteen 13) are pensioned, twenty four (24) are retired. Substitutes and one (1) is retired.
Benefits Covered	Monthly Payment and one aditional.	None	Monthly Payment plus additional Payment for pensioned beneficiaries and With expectation of Pension.
The accumulated amortized percentage Of the actuarial calculation on the Closing date of the financial statement with reference to the accumulated amortized percentage as of the closing date.	31-dec-11 30-jun-12 83,79% 83,79%	31-eic-11 30-jun-12 86,09% 86,09%	31-dec-11 30-jun-12 100,0% 100,0%
Amortization plan for the actuarial Calculation to reach one hundred (100%) of accumulated amortization.	The anual provision is increased rationally and sistematically in such A way that as of December 31, 2029 Amortization reaches 100%	There is not amortization plan; one hundred percent (110%) of actuarial cost is already amortized.	There is not amortization plan; one hundred percent (110%) of actuarial cost is already amortized.

Banco de Occidente S.A. y Banco Popular S.A.:

Entity
Pension Obligation	Banco de Occidente	Banco Popular
Actuarial method used	Fractioned Payments in arrears.	Fractioned payments in arrears as indicated in Article 112 of Tax Code and in consideration of regulations in Decree 2783 of 20 December 2001 as to tax considerations.
Number of users	40 persons	2,057 persons at Banco Popular and Alpopular (a subordinated of the bank) 2 persons, for a total of 2,060 persons
Benefits Covered	Monthly Payment and Bonus	One monthly payment plus two paymnts in July and December
The accumulated amortized percentage of the actuarial calculation on the closing date of the financial statements with reference to the  accumulated amortized percentage as of the  closing of the immediately previous period.
	31-dic-11 30-jun-12 100,00% 100,00%	30-jun-11 31-dic-10 78.21% 78.21%
Amortization plan for the actuarial calculation To reach one hundred percent (100%) of Accumulated amortization.	NA	Amortization takes place at a rate of 1.15% p.a to conclude in 2029.
Amount of the pension bonds issued and period Of redemption.	NA	Banco Popular has not issued pension bonds, Alpopular (a subordinate of the bank) has issued one Pension bond in the amount of $ 50 million for redemption in 2022..
Insurance company with wich payment of ‘pensions has been hired.	NA	NA
Specific funds or guarantees destined to back-up the total obligation	NA	NA

(21)	Bonds (Long Term Debt)

Companies are authorized by the Colombian Superintendency of Finance for issue or placing bonds or bonds of general warranty. Emissions of bonds by Grupo Aval and its bank subordinates all have been issued without guarantees and they exclusively represent obligations of each of the issuers.

The detail of liabilities on June 30, 2012 and 31 December 2011 by date of issuance and expiration date is as follows:

		June 30,	December
Issuer	Date of issue	2012	31, 2011	Date of maturity	Interest Rate

BAC Honduras	October 2009	$12,714	14,163	Oct/2012	14.38% to 14.49%
	November 2009	10,146	11,303	Oct/2012	14.38% to 14.49%
	December 2009	24	26	Oct/2012	14.38% to 14.49%
		22,884	25,492

Banco de América	March 2007	-	19,427	Mar/2012	4.19%
Central	May 2007	-	19,427	May/2012	3.58%
	January 2008	17,846	19,427	Jan/2013	3.94% to 3.98%
	November 2008	26,769	29,141	Nov/2013	4.17%
	February 2009	26,769	29,141	Feb/2014	5.02%
	December 2010	22,512	23,170	Jan/2012	4.00%
	December 2011	7,745	7,771	Dec/2016	4.25%
	May 2012	20,465	-	May/2017	4.25%
		122,106	147,504

Banco de Bogotá S.A.	April 2008	211,792	209,960	Apr/2015	IPC + 7.00% UVR + 7.00%
					DTF + 3.00%
	February 2010	209,046	206,545	Feb/2017 to Feb/2020	IPC + 5.33% UVR+5.29% IPC +
					5.45% UVR + 5.45%.
	December 2011	1,065,988	1,165,619	Jan/2017	5.00%
		1,486,826	1,582,124
Banco de Occidente S.A.	August 2006	75,000	75,000	Aug/2006 to Aug/2013	DTF + 5.58%
	August 2007	80,000	80,000	Aug2007 to Feb/2015	DTF + 5.90%
	August 2008	186,910	186,910	Aug/2008 to Aug/2018	DTF + 2.70% IPC + 7.00%
	June 2007	53,842	135,406	Jun/2007 to Jun/2014	DTF + 2.90% IPC + 6.60%
	March 2009	174,536	236,439	Mar/2009 to Mar/2019	DTF + 1.30% DTF + 1.60% +
					IPC + 5.00% IPC + 6.00%
	May 2005	-	40,000	May/2005 to May/2012	IPC + 5.09%
	November 2010	550,000	550,000	Nov/2010 to Nov/2015	IPC + 2.72% DTF + 1.35%
					IBR + 1.42%
	October 2006	44,680	44,680	Oct/2006 to Oct/2013	IPC + 5.75%
	March 2011	400,000	400,000	Mar/2011 to Mar/2016	IPC + 2.49% + IPC + 3.05%
					6.65%,.7.25%
	September 2011	247,119	247,119	Sep/2014 to Sep/2021	IPC +4.5%
	February 2012	200,000	-	Feb/2021	IPC +4.65%
		2,012,087	1,995,554

Banco Popular S.A.	October 2010	243,000	300,000	Apr/2012 to Oct/2013	IBR + 1.10% MV a IPC + 2.64%TV
	June 2010	47,575	151,158	Dec/2011 to Jun/2013	DTF+ 0.95%TV a 4.98%MV a IPC +
					3.23%TV a IBR + 1.20% MV
	February 2010	260,800	400,300	Aug/2011 to Feb/2015	DTF + 1.10% TV a IPC + 3.30%TV a
					IBR + 1.44% MV
	July 2008	100,000	100,000	Jul/2015	IPC + 7.70%TV
	September 2006	100,000	100,000	Sept/2013	IPC + 5.49%TV
	August 2011	400,000	400,000	Feb/2013 to Aug/2015	IPC + 3.68%TV a IBR + 1.81%TV
	January 2012	400,000	-	Jun/2013 to Jan/2017	IBR + 1.80% DTF + 1.82% IPC + 3.90%
		1,551,375	1,451,458

		June 30,	December 31
Issuer	Date of Issue	2012	31, 2011	Date of maturity	Interest Rate

Concesionaria	July 2007	47,700	47,700	Jul/2012 to Jul/2014	IPC + 5.50% IPC + 5.70%
Vial de los Andes S.A.		47,700	47,700
Credomatic	January 2011	45	11,365	Jan/2012	5.14% to 8.69%
Guatemala	February 2011	-	10,989	Feb/2012	6.31% to 8.50%
	March 2011	-	9,722	Mar/2012	6.31% to 8.69%
	April 2011	-	12,224	Oct/2011 to Apr/2012	6.31% to 8.69%
	May 2011	-	11,866	Nov/2011 to May/2012	6.31% to 8.50%
	June 2011	-	16,191	Nov/2011 to Jun/2012	4.89% to 8.69%
	July 2011	14,079	15,663	Jul/2012	4.65% to 8.25%
	August 2011	13,969	15,675	Aug/2012	4.75% to 8.25%
	September 2011	14,141	18,471	Sep/2012	4.75% to 8.45%
	October 2011	6,276	15,790	Oct/2012	4.65% to 8.45%
	November 2011	11,318	13,676	Nov/2012	4.65% to 8.30%
	December 2011	7,043	13,136	Dec/2012	4.65% to 8.22%
	January 2012	14,779	-	Jan/2013	5.14% to 8.69%
	February 2012	16,939	-	Feb/2013	6.31% to 8.50%
	March 2012	12,931	-	Mar/2013	4.65% to 8.25%
	April 2012	14,518	-	Apr/2013	4.65% to 8.25%
	May 2012	15,792	-	May/2013	4.65% to 8.50%
	June 2012	21,994	-	Jun/2013	4.65% to 8.50%
		163,824	164,768

Grupo Aval Acciones	April 2005	-	94,700	Apr/2012	IPC + 5.60%
y Valores S.A.	October 2005	100,000	100,000	Oct/2011 to Oct/2015	IPC + 2.63% IPC + 3.37%
	December 2009	749,733	749,733	Dec/2012 to Dec/2024	IPC + 3.69% DTF + 1.14%
		849,733	944,433

Grupo Aval Limited	January 2012	1,070,760	-	Feb/2017	5.25%
		1,070,760	-

Industrias Lenher S.A.	June 2000	1,053	1,053	Apr/2012	4.98%
		1,053	1,053

Leasing	January 2005	9,861	10,117	Jan/2013 to Oct/2014	6.91% to 8.70%

Corficolombiana S.A.	January 2009	116,032	116,032	Mar/2013	7.18%
		125,893	126,149

Proyectos de	May 2009	80,000	80,000	May/2016 to May/2019	IPC + 6.59% IPC +6.90%
Infraestructura S.A.		80,000	80,000
		$7,534,241	6,566,235

(22)	Estimated Liabilities

The composition of the item estimated liabilities, is as follows:

	June 30	December 31

Interest	$2,394	1,215
Labor Obligations	35,398	27,485
Income tax to pay(1)	568,183	435,099
Industry and commerce tax and others	45,111	37,002
Contributions and affiliations	7,298	5,938
Fines from Superintendency of Finance(2)	1,522	1,589
Fines and sanctions, litigation, damages and lawsuits(2)	67,827	67,434
Liquidity risk and interest rate	-	-
Provisions of Fondo de Garantía	20,805	26,810
Advertising, publicity and customer loyalty	10,188	6,999
Utilities	773	741
Maintenance of equipment	1,024	850
Data Processing	895	742
Judicial and legal expenses	289	419
Transportation of money	817	578
Security expenses	390	505
Caused expenses not paid	373	373
Labor Contingencies(2)	50,367	67,391
Other	198,184	174,091
	$1,011,838	855,261

(1)
The consolidation of tax payable in respect of income tax and supplementary is not permitted under the Colombian tax rules and cannot therefore be used to offset taxable income from other consolidated subsidiary.  From the effects of the consolidation of the local subsidiaries, the applicable tax rate for the semester ended in June 2012 and December 2011 was 33%.

a.	The basis for determination of income tax and complementary cannot be less than 3% of the net worth of the taxpayer on the last day of the immediately preceding fiscal year;

b.
Extraordinary gains are treated separately from the ordinary, and are subject to the rates set forth in the preceding paragraph. Extraordinary profits include items such as earnings on the sale of fixed assets available for sale for two years or more and the sale of companies also at the sale during two years or more..

c.
In the case of companies domiciled in Panama belonging to Grupo Aval, income taxes are governed by Panamanian Law. The profits of the companies mentioned above are not subject to income taxation in Panama.

(2)	Contingencies, fines and other

This item includes legal proceedings, suits and litigation that are considered probable (over 50%) and for which the amount can be reasonably estimated. Additionally, any contingent liability by reason of lawsuits or litigation must be registered in the Balance Sheet provided that any Court issues a ruling adverse to Grupo Aval or any of its subsidiaries.

(23)	Non-controlling Interest

Non-controlling interest of bank subsidiaries which include minority interests of its subordinates, are as follows:

	June 30	December 31
Banco de Bogotá	$4,199,986	3,983,707
Banco de Occidente	832,027	672,708
Banco Popular	158,092	162,675
Banco AV Villas	196,131	187,204
Total	$5,386,236	5,006,294

(24)	Shareholders Equity

The number of shares authorized, issued and outstanding, were the following:

	June 30	December 31
Number of shares authorized, issued and outstanding	120,000,000,000	120,000,000,000
Number of shares: subscribed and paid	18,551,766,453	18,551,299,996
Unpaid subscribed	-	466,457
Total shares	18,551,766,453	18,551,766,453
Value in million pesos	$18,552	18,552

On march of 2012, were sold 466,457 Preferential shares which were on behalf of Grupo Aval Acciones y Valores S.A. and which were the result of the application of the mechanism of delay in the issuance of May 2011, generating a premium on placement of shares amounting to $615,298,943 were sold during the month of March 2012.

The second semester showed increase in capital arising from the split process in which Grupo Aval Acciones y Valores S.A. received shares of Banco Popular and issued 934,669,126 preferential shares of Grupo Aval to Inversiones Escorial S. A. and Popular at a value of $934 each.

The premium in placement of shares is increased by $697,521.

The preferred shares issued are entitled to receive a minimum preferential dividend on the benefits of the exercise, after covering losses affecting the capital, deducting the legal contribution which must be assigned for legal reserve, and before creating or increasing any other reserve.  The minimum preferential dividend is one peso ($ 1.00) per semester per share, provided this preferential dividend is higher than the dividend decreed for ordinary shares; otherwise, namely, If the minimum preferential dividend is not higher than that corresponding to ordinary shares, it will only be recognized to every preferential share the dividend decreed for each ordinary share. There will be no accumulation of dividends.

Allocated Retained Earnings

Breakdown of this account is as follows:

	June 30	December 31
Legal Provision	$6,972	6,972
Ocassional Reserves at the disposition of the General Assembly	2,082,634	2,103,393
Total	$2,089,606	2,110,365

Retained Earnings

Legal Reserve

In accordance with current legal norms, Grupo Aval and its banking subsidiaries must create a legal reserve through the appropriation of ten percent (10%) of the net earnings of each year up to an amount equal to fifty percent (50%) of the subscribed social capital. This reserve may be reduced below the fifty percent (50%) of the social capital subscribed to cover losses in excess of retained earnings. Legal reserve may not be less than the percentage before mentioned except to cover losses in excess of retained earnings.

Mandatory and Voluntary Reserves

Mandatory and voluntary reserves are determined during the semi-annual shareholders meetings.

Adjustments for inflation – Net Worth

Until December 2006, the Net Worth of Grupo Aval, was subject to adjustments for inflation.  The cumulative effect of such adjustments on non-monetary assets and liabilities is incorporated to each of the adjusted accounts and the adjustments to net-worth accounts are incorporated to the account "inflation adjustments – Net Worth".

Declared Dividends

The consolidated financial statements are prepared for presentation to shareholders, but should not be taken as a basis for the distribution of dividends or the allocation of earnings.  Dividends are distributed based on the non-consolidated net earnings of Grupo Aval.

Dividends are declared and paid to shareholders based on non-consolidated net earnings for the immediately preceding year. The dividends paid were as follows:

	June 30	December 31

Retained earnings from the immediately prrevious year	1,250,220	1,046,938

Cash dividends pai (en $)	$21.60 per share payable in six installments of $3.60 per share starting October, 2012 (based on net earnings of the First semester of 2011).
$21.00  per share payable in six installments of $3.50 per share starting April 2011 (based on net earnings of the first semester de 2011) and $19.50 per share Payable in six install-ments of $3.25 per share  starting April 2011(based on net earnings of the second semester of 2010).

Common shares outstanding	13,689,321,019	13,806,691,240
Preferential shares outstanding	4,862,445,434	4,745,075,213
Total Shares outstanding	18,551,766,453	18,551,766,453
Total dividends declared	$400,718	709,245

In the General Assembly held on December 7, 2010, it was approved an amendment to the bylaws, allowing the possibility of converting ordinary shares into preferential shares.  This modification of bylaws, was approved by the Colombian Superintendency of Finance through resolution No. 2443 of December 23, 2010.  The defined exchange ratio was 1 ordinary share for 1 of preferential share without right to vote. Shares can only be converted upon approval or authorization of the General Assembly of Shareholders.

(25)	Memorandum Accounts

The composition of the memorandum accounts is as follows:

	June 30	December 31
Fiduciary:
Investment Funds	$49,870,488	47,724,152

Commitments Receivable:
Securities delivered in repo operations and simultaneous	7,270,202	3,318,200
Interest Loan Portfolio	270,959	246,847
Interest financial leasing	23,694	27,470
Monetary correction of loan portfolio	948	746
Cannons and sanctions in operating leasing contracts Rights	4,347	4,581
in options - speculation	995,688	1,162,905
Portfolio of Housing relief Law 546 de 1999	3,815	19,324
Canons to receive	7,513,946	7,330,035
Purchasing receivable options	379,939	385,309
Other debt contingencies	900,726	1,111,909
Total commitments receivable	17,364,263	13,607,326

Commitments Payable:
Unused Credit card facilities	9,820,045	9,538,766
Lawsuits against the entity	672,176	646,367
Credit cards issued and confirmed	924,253	638,059
Credit lines not compromised	2,959,849	2,807,012
Bank guarantees	2,222,519	1,906,647
Undisbursed loans approved	1,839,185	2,013,505
Government Accounts payable (Law 546)(1)	9,369	46,428
Other	1,224,370	2,144,104
Total commitments payable	19,671,766	19,740,888

	June 30	December 31

Memo accounts payable:
Assets tax value	106,432,420	92,288,818
Assets an d securities delivered in custody	6,366,337	6,312,275
Assets and securities delivered as collateral	2,105,052	444,257
Negotiable Investments in the form of debt securities	2,786,422	3,354,678
Assets charged off	4,141,021	3,997,275
Investments to hold until maturity	3,382,257	3,019,305
Adjustments for inflation on assets	1,044,824	1,048,890
Accounts with interests in negotiable debt securities investments	240,319	35,888
Investments in debt securities available for sale	8,464,392	6,686,579
Remittances sent to collection	42,855	47,224
Amortization of investments in debt securities	1,972,828	1,829,104
Other	74,724,193	62,494,986
Total memo accounts payable	211,702,920	181,559,279

Memo accounts payable:
Assets and securities delivered as colateral	47,120,209	47,129,540
Commercial portfolio rating	42,633,608	40,593,292
Assets an d securities delivered in custody	5,921,618	7,608,787
Tax value of equity of shareholders	17,111,404	14,085,921
Consumer Portfolio rating	21,131,731	19,681,276
Adjustments for inflation on net worth	1,895,378	1,896,223
Micro-credit portfolio rating	281,219	284,167
Goods in own warehouses	1,657,878	1,880,832
Rating of finance leases	5,954,336	5,216,658
Rating of operating leases	377,928	333,674
Rating of mortgage portfolio	3,981,533	4,120,038
Other	22,295,523	20,409,929
Total memo accounts payable	170,362,365	163,240,337
	$468,971,802	425,871,982

(1)
Perr Law 546 of 1999 (which eliminated the  "UPAC" unit and created the UVR), all financial institutions should revalue mortgage portfolio previously denominated UPAC and pass it to the UVR index.  The difference generated from this revaluation was paid by the Government with government bonds , in accordance with the provisions of the Superintendencia Financiera of Colombia, should be accounted for in the accounts of each bank. Amounts observed at closing on June 30, 2012 and 31 December 2011 reflect the difference between the mortgage revaluated in 2000 and those valid on  each of these dates

(26)	Contingent Accounts

The detail of contingent accounts is as follows:

	June 30	December 31

Fiduciary:
Debtors:
Interest Loan Portfolio	$7,248,736	265,526
Interest financial leasing	270,959	8,791
Monetary correction of loan portfolio	23,694	139
Cánones y sanciones contratos leasing	948	333,331
Rights in options of speculation	4,347	1,150,702
Canons to receive	995,688	7,001,285
Purchasing options to bd received	7,513,946	180,100
Securities delivered in repo operations and simultaneous	379,939	2,803,524
Other contingencies debtors	926,006	1,863,522
	$17,364,263	13,606,920
Creditors:
Securities received on repo operations and simultaneous	874,475	388,797
Guarantees	146,085	1,904,865
Letters of credit	2,215,519	638,059
Undisbursed approved credits	925,356	708,682
Opening of credit	1,839,185	12,345,778
Obligations in options	12,779,894	1,256,298
Other creditor contingencies	891,252	2,493,474
	$19,671,766	19,735,953
Total, Net	$2,307,503	6,129,033

(27)	Administrative and Other Expenses

Expenses for administration and other concepts for the period then ended, include the following items:

	June 30	December 31

Professional fees	$74,305	71,601
Taxes (other than income and complementary)	254,779	238,916
Rentals	92,648	95,939
Contributions and memberships	99,372	87,533
Insurance	17,999	18,960
Maintenance and repairs	85,319	107,235
Amortization of deferred charges	88,356	73,887
Cleaning and security services	47,608	67,972
Temporary services	61,302	62,329
Public relations	81,595	90,063
Utilities	99,003	99,446
Transportation	57,164	58,234
Operating costs of the non-financial sector	4,750	10,739
Other	185,518	200,537
	$1,249,718	1,283,390

(28)	Non-Operating Income (Expense) - Net

The chart below summarizes the main components of non-operating income (expense) for the semesters ended June 30, 2012 and December 31, 2011:

	June 30	December 31

Non- operating income:
Gain on sale of foreclosed assets	$5,135	8,254
Gain on sale of property, plant and equipment	6,856	6,808
Reversals of provisions	130,640	83,271
Other	58,988	32,974
	201,619	131,307

Non operating expenses:
Loss on sales of property, plant and equipment	(145)	(1,194)
Indemnities paid	(6,431)	(2,368)
Fines	(159)	(7,048)
Other	(100,810)	(73,866)
Total Non Operating Expenses	(107,545)	(84,476)
	$94,074	46,831

(29)	Transactions with Related Parties

Classification as related parties is given to main shareholders, members of the Board of Directors, and to the companies in which Grupo Aval Acciones y Valores S.A. holds interest ownership through investments higher than 10% or in which there are interests of economic, administrative or financial nature. Additionally included are those companies in which members of the Board of Directors hold interest ownership higher than 10%.

Below please find outstanding balances as of June 30, 2012 and December 31, 2011

	Consolidated
	June 30, 2012
	Directores with Rlegal lrepresentation	Miembers of the Board of Directors Directiva	Entidies making part of the combination	Shareholders with participation higher than 10%	Linked companies	Societies related to directors	Shareholders with obligation higher than 5% dof PT
ASSETS
Available	-	-	1,083,712,23	-	1,088,795,30	852,131,00	-
Investments	-	-	9,508,186,00	-	15,344,423,00	6,549,949,00	-
Loan Portfolio and financial leasing operations	3,072,59	243,12	49,866,30	-	46,495,50	477,745,00	525,108,00
Accounts receivable	-	-	191,643,83	-	204,007,60	125,872,00	-
Other Assets	-	-	417,954,00	-	517,954,00	376,292,00	-

LIABILITIES
Deposits	737,647,77	3,264,69	151,665,59	9,971,00	839,608,38	130,620,21	594,586,00
Accounts Payable	83,728,20	-	13,922,18	92,008,00	38,651,33	-	-
Bonds	-	-	892,30	-	4,771,20	-	-
Other liabilities	-	-	143,03	-	2,850,70	-	-

NET WORTH
Unrealized profit or loss	-	-	-	-	1,419,619	-	-

INCOME
Interest	-	-	48,128,54	-	37,867,50	27,918,00	-
Commissions	-	2,19	21,719,09	-	1,852,03	-	4,271,00
Rentals	-	-	1,073,99	-	245,20	-	-
Otrher income	-	-	864,633,01	76,00	802,449,00	617,675,00	-

EXPENSES
Interest	8,00	-	1,709,66	-	16,962,07	-	15,209,00
Commissions	178,50	-	3,384,35	2,047,00	1,795,10	-	2,876,00
Fees	7,129,70	415,57	309,00	-	-	-	-
Rentals	-	-	572,99	-	706,10	-	-
Other expenses	354,00	-	44,521,26	11,641,00	46,062,94	22,416,00	-

	Consolidated
	December 31, 2011
	Directors with legal representation	Miembers of the Board of Directors	Entities making part of the combination	Shareholders with participation higher than 10%	Linked companies	Societies related to directors	Shareholders with obligation superior to 5% of PT
ASSETS
Available	-	-	1,675,977,83	464,215,16	1,600,721,79	1,226,119,00	-
Investments	-	-	264,20	-	16,443,740,84	6,767,637,00	-
Provision of investments	-	-	-	-	752,80	-	-
Portfolio and financial leasing operations	4,136,00	239,71	48,397,73	-	32,406,72	667,432,65	487,611,20
Accounts receivable	4,15	54,33	190,413,47	-	252,320,20	134,613,00	-
Valuations	-	-	1,122,61	-	248,955,30	-	-
Other assets	-	-	529,208,88	180,602,42	851,796,35	381,377,00	-

LIABILITIES
Deposits	2,008,05	2,072,94	104,233,46	113,924,00	2,001,669,68	-	337,912,00
Accounts Payable	-	-	11,518,19	470,565,09	80,398,66	-	-
Other liabilities	-	-	17,940,46	10,427,05	963,03	478,00	-

NET WORTH
Unrealized profits or loss	-	-	-	-	1,678,234,50	-	-

INCOME
Interest	22,18	5,49	197,02	-	5,659,45	-	12,251,80
Commissions	3,00	-	13,281,73	-	11,218,05	-	3,757,00
Rentals	-	-	3,209,22	280,97	519,42	-	-
Other income	-	-	898,218,73	17,832,45	898,331,95	538,939,00	-

EXPENSES
Interest	1,95	0,01	1,958,44	-	14,001,33	-	4,675,00
Commissions	-	-	4,443,00	3,880,17	2,354,50	-	2,526,00
Fees	184,55	2,401,77	-	-	-	-	-
Rentals	-	-	304,51	55,14	51,40	-	-
Other expenses	3,108,00	1,979,31	22,982,81	51,320,85	15,414,34	214,00	-

(30)	Other Disclosures

On June 30, 2012 and December 31, 2011 the total number of employees of the parent company and consolidated entities as well as personnel expenses is as follows:

	June 30		December 31
	No. Total	Personnel expenses	No. Total	Personnel Expenses
Directors	1,244	$79,764	1,279	$81,474
Other	50,287	1,001,254	47,841	957,734
Total	51,531	$1,081,018	49,120	$1,039,208

(31)	Relevant Events

On January 23, 2012, Grupo Aval Limited a subsidiary in Cayman Islands of Grupo Aval Acciones y Valores S.A. issued bonds in the international capital market, in accordance with Regulation S of the Law of Capital Markets and Rule 144A, for a total of US$600 million, with maturity in January 2017 with a deduction of 54.2 Basic points, price of 99,458% with an annual interest of the 5.25%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel